    As filed with the Securities and Exchange Commission on January 2, 2008.

                                                    Registration No. ___________

                                                              File No. 811-08260

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933              [X]

                           Pre-Effective Amendment No. ___
                          Post-Effective Amendment No. ___

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940     [X]
                              Amendment No. 19                               [X]

                      CUNA MUTUAL VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                          CUNA MUTUAL INSURANCE SOCIETY
                               (Name of Depositor)

                                2000 Heritage Way
                               Waverly, Iowa 50677
              (Address of Depositor's Principal Executive Offices)

                  Depositor's Telephone Number: (319) 352-4090

                             Steve Suleski, Esquire
                          CUNA Mutual Insurance Society
                             5910 Mineral Point Road
                                Madison, WI 53705
               (Name and Address of Agent for Service of Process)

Approximate date of proposed public offering: Upon the effective date of this Registration Statement or as soon thereafter as possible.

The registrant hereby amends this registration statement date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of securities being registered: Units of interest in a Variable Account under individual flexible premium deferred variable annuity contracts.

================================================================================

PROSPECTUS                                                       JANUARY 2, 2008

                         MEMBERS(R) VARIABLE ANNUITY III

              A FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

                                    ISSUED BY

                          CUNA MUTUAL INSURANCE SOCIETY

Inside this Prospectus, you will find basic information about the Contract and the Variable Account that you should know before investing. Please read it carefully and keep it for future reference. CUNA Mutual Insurance Society (the "Company") may sell the Contract to individuals, or in connection with retirement plans, including plans that qualify for special federal tax treatment under the Internal Revenue Code of 1986, as amended.

The Contract offers you the opportunity to accumulate Contract Value and provides for the payment of annuity benefits. The Company also offers you the opportunity to elect to have an additional payment, called a Purchase Payment Credit, added to your Contract Value, for each purchase payment you make. The overall expenses of a Contract with Purchase Payment Credits may be higher than a Contact that does not have Purchase Payment Credits. You should know that over time and under certain circumstances (such as an extended period of poor market performance), the costs associated with the Purchase Payment Credits may exceed the sum of the Purchase Payment Credits and any related earnings. You should consider this possibility before electing that optional benefit.

You may allocate your purchase payments, Contract Value Increase Enhancements (additional amounts automatically added to your Contract Value by the Company if your cumulative Net Purchase Payments equal or exceed $500,000), and Purchase Payment Credits, if any, to any Subaccount and to the Fixed Account. The investment performance of the mutual fund portfolios underlying the Subaccounts you select will affect the Contract Value to the Payout Date, except for amounts you invest in the Fixed Account and will affect the size of variable Income Payments after the Payout Date. You bear the entire investment risk on any amounts you allocate to the Variable Account. The following mutual funds are available through the Subaccounts of the CUNA Mutual Variable Annuity Account:

ULTRA SERIES FUND

-    Conservative Allocation Fund

-    Moderate Allocation Fund

-    Aggressive Allocation Fund

-    Money Market Fund

-    Bond Fund

-    High Income Fund

-    Diversified Income Fund

-    Large Cap Value Fund

-    Large Cap Growth Fund

-    Mid Cap Value Fund

-    Mid Cap Growth Fund

-    Small Cap Value Fund

-    Small Cap Growth Fund

-    International Stock Fund

-    Global Securities Fund

This Prospectus is accompanied by a current prospectus for the Ultra Series
Fund.

Purchase payments not allocated to the Subaccounts may be allocated to the Fixed Account.

The Statement of Additional Information ("SAI") contains additional information about the Contract and the Variable Account. You will find its table of contents on the last page of this Prospectus. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference. You may obtain a copy of the SAI dated January 2, 2008 free of charge by contacting the Company. Additionally, the SEC maintains a website at http://www.sec.gov that contains the SAI and other information.

Investment in a variable annuity contract is subject to risks, including the possible loss of money. Unlike credit union and bank accounts, money invested in the Variable Account is not insured. Money in the Variable Account is not deposited in or guaranteed by any credit union or bank and is not guaranteed by any government agency.

CUNA BROKERAGE SERVICES, INC. ("CUNA BROKERAGE") SERVES AS THE PRINCIPAL UNDERWRITER AND DISTRIBUTOR OF THE CONTRACT. MORE INFORMATION ABOUT CUNA BROKERAGE IS AVAILABLE AT http://www.finra.org OR BY CALLING 1-800-289-9999. YOU CAN ALSO OBTAIN AN INVESTOR BROCHURE FROM FINRA DESCRIBING ITS PUBLIC DISCLOSURE PROGRAM.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

DEFINITIONS ..............................................................     1

EXPENSE TABLES ...........................................................     3
   Owner Transaction Expenses ............................................     3
   Periodic Charges other than Fund Expenses .............................     3
   Range of Expenses for the Funds .......................................     4
   Examples of Maximum Charges ...........................................     5

SUMMARY ..................................................................     5
   The Contract ..........................................................     5
   Charges and Deductions ................................................     8
   Payout Provisions .....................................................     9
   Federal Tax Status ....................................................     9

CUNA MUTUAL INSURANCE SOCIETY, CUNA MUTUAL VARIABLE ANNUITY ACCOUNT, AND
   THE FUNDS .............................................................    10
   CUNA Mutual Insurance Society .........................................    10
   CUNA Mutual Variable Annuity Account ..................................    10
   The Underlying Funds ..................................................    10
   The Ultra Series Fund .................................................    10
   Availability of Funds .................................................    11
   Servicing Fees ........................................................    11
   Voting Rights .........................................................    11
   Material Conflicts ....................................................    12
   Substitution of Securities ............................................    12
   The Fixed Account .....................................................    12
   Fixed Contract Value ..................................................    12
   Fixed Periods .........................................................    13
   Fixed Account Minimum Guaranteed Interest Rate ........................    13
   Market Value Adjustment ...............................................    14

DESCRIPTION OF THE CONTRACT ..............................................    15
   Issuance of a Contract ................................................    15
   Right to Examine ......................................................    15
   Classes ...............................................................    15
   Purchase Payments .....................................................    16
   Contract Value Increase Enhancement ...................................    16
   Purchase Payment Credits ..............................................    17
   Allocation of Purchase Payments .......................................    18
   Contract Value ........................................................    18
   Transfer Privileges ...................................................    19
   Surrenders (Redemptions) and Partial Withdrawals ......................    21
   Contract Loans ........................................................    22
   Death Benefit Before the Payout Date ..................................    23

MISCELLANEOUS MATTERS ....................................................    24
   Payments ..............................................................    24
   Modification ..........................................................    24
   Reports to Owners .....................................................    24
   Inquiries .............................................................    25

INCOME PAYOUT OPTIONS ....................................................    25
   Payout Date and Proceeds ..............................................    25
   Election of Income Payout Options .....................................    25
   Fixed Income Payments .................................................    25
   Variable Income Payments ..............................................    25
   Description of Income Payout Options ..................................    26
   Death Benefit After the Payout Date ...................................    28

CHARGES AND DEDUCTIONS ...................................................    28
   Mortality and Expense Risk Charges ....................................    28
   Administrative Charge .................................................    28
   Fund Expenses .........................................................    28
   Surrender Charge (Contingent Deferred Sales Charge) ...................    28
   Annual Contract Fee ...................................................    29
   Transfer Processing Fee ...............................................    30
   Duplicate Contract Charge .............................................    30
   Premium Taxes .........................................................    30
   Other Taxes ...........................................................    30
   Loan Interest Charge ..................................................    30
   Enhanced Death Benefit Rider Charges ..................................    30
   Endorsement Charges ...................................................    30
   Guaranteed Living Benefit Charges .....................................    31
   Additional Information ................................................    31

OPTIONAL DEATH BENEFITS ..................................................    31
   Maximum Anniversary Value Death Benefit ...............................    31
   3% Annual Guarantee Death Benefit .....................................    32
   Earnings Enhanced Death Benefit Rider .................................    32
   Spouse Beneficiary Death Benefit Rider ................................    32

AVAILABLE CONTRACT ENDORSEMENTS ..........................................    33
   Income Payment Increase Endorsement ...................................    33
   Loan Account Endorsement ..............................................    33
   Change of Annuitant Endorsement .......................................    33
   Spousal Continuation Endorsement ......................................    33

OPTIONAL BENEFIT RIDERS ..................................................    34
   Guaranteed Minimum Withdrawal Benefit .................................    35
   Guaranteed Minimum Accumulation Benefit ...............................    43

DISTRIBUTION OF THE CONTRACT .............................................    46

FEDERAL TAX MATTERS ......................................................    47
   Introduction ..........................................................    47
   Tax Status of the Contract ............................................    47
   Taxation of Annuities .................................................    48
   Separate Account Charges ..............................................    49

   Transfers, Assignments, or Exchanges of a Contract ....................    49
   Withholding ...........................................................    49
   Multiple Contracts ....................................................    50
   Taxation of Qualified Plans ...........................................    50
   Possible Charge for the Company's Taxes ...............................    51
   Other Tax Consequences ................................................    51

LEGAL PROCEEDINGS ........................................................    52

COMPANY HOLIDAYS .........................................................    52

FINANCIAL STATEMENTS .....................................................    52

APPENDIX A FINANCIAL HIGHLIGHTS ..........................................   A.1

APPENDIX B EXAMPLES OF GUARANTEED MINIMUM WITHDRAWAL BENEFIT AND
   GUARANTEED MINIMUM ACCUMULATION BENEFIT FOR RIDERS GENERALLY ISSUED
   AFTER OCTOBER 29, 2007 ................................................   B.1

APPENDIX C GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR RIDERS ISSUED BEFORE
   OCTOBER 29, 2007 BUT AFTER OCTOBER 30, 2006 ...........................   C.1

APPENDIX D GUARANTEED MINIMUM ACCUMULATION BENEFIT FOR RIDERS ISSUED
   BEFORE OCTOBER 29, 2007 BUT AFTER OCTOBER 30, 2006 ....................   D.1

APPENDIX E GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR RIDERS ISSUED BEFORE
   OCTOBER 30, 2006 ......................................................   E.1

APPENDIX F GUARANTEED MINIMUM ACCUMULATION BENEFIT FOR RIDERS ISSUED
   BEFORE OCTOBER 30, 2006 ...............................................   F.1

STATEMENT OF ADDITIONAL INFORMATION ......................................     1

                                   DEFINITIONS

ACCUMULATION UNIT

A unit of measure used to calculate Variable Contract Value.

ANNUITANT

The person or persons named in the application and on whose life the first Income Payment is to be made. No more than two Annuitants may be named. Only spouses may be joint annuitants, unless otherwise allowed by state law. Provisions referring to the death of an Annuitant mean the death of the last surviving Annuitant.

BENEFIT BASIS

The Benefit Basis is the amount upon which your Guaranteed Minimum Accumulation Benefit or Guaranteed Minimum Withdrawal Benefit is based. It should not be confused with your Contract Value or Surrender Value.

BENEFICIARY

The person or persons to whom the proceeds payable on the death of an Annuitant will be paid.

CODE

The Internal Revenue Code of 1986, as amended.

CONTRACT ANNIVERSARY

The same date in each Contract Year as the Contract Issue Date.

CONTRACT ISSUE DATE

The date shown on the Data Page of the Contract which is also used to determine Contract Years and Contract Anniversaries.

CONTRACT VALUE

The total amount invested under the Contract. It is the sum of the Variable Contract Value, the Fixed Contract Value, the Purchase Payment Credits, if applicable, and the value in the Loan Account.

CONTRACT VALUE INCREASE ENHANCEMENT

An amount the Company will add to an Owner's Contract Value when the Owner makes a purchase payment and the Owner's cumulative Net Purchase Payments equal or exceed $500,000.

CONTRACT YEAR

A twelve-month period beginning on a Contract Anniversary.

COMPANY

CUNA Mutual Insurance Society.

DUE PROOF OF DEATH

Proof of death satisfactory to the Company. Such proof may consist of the following if acceptable to the Company:

     (a) a certified copy of the death record;

     (b) a certified copy of a court decree reciting a finding of death;

     (c) any other proof satisfactory to the Company.

FIXED ACCOUNT

An account under the Contract funded by the General Account. It is not part of or dependent upon the investment performance of the Variable Account.

FIXED AMOUNT

Any portion of Fixed Contract Value allocated to a particular Fixed Period with a particular expiration date (including interest thereon), less any withdrawals (including any applicable market value adjustments and surrender charges) or transfers.

FIXED CONTRACT VALUE

The value of the Contract Value (including any Contract Value Increase Enhancement and Purchase Payment Credit) in the Fixed Account.

FIXED PERIOD

An investment option under the Fixed Account with a specific number of years for which the Company agrees to credit a particular effective annual interest rate.

FUND

An investment portfolio of the Ultra Series Fund or any other open-end management investment company or unit investment trust in which a Subaccount invests.

GENERAL ACCOUNT

The assets of the Company other than those allocated to the Variable Account or any other separate account of the Company.

HOME OFFICE

The Company's principal office at 2000 Heritage Way, Waverly, Iowa 50677. The telephone number is 1-800-798-5500.

INCOME PAYMENT

One of several periodic payments made by the Company to the Payee under an Income Payout Option.

INCOME PAYOUT OPTION

The form of Income Payments selected by the Owner under the Contract.

INDIVIDUAL FUND OPTION

Certain individual subaccounts are available as allocation options in conjunction with the Guaranteed Minimum Accumulation Benefit and Guaranteed Minimum Withdrawal Benefit. These subaccounts are referred to as Individual Fund Options.

LOAN ACCOUNT

For any Contract, a portion of the Company's General Account to which Variable Contract Value or Fixed Contract Value is transferred to provide collateral for any loan taken under the Contract.

LOAN AMOUNT

The sum of your loan principal plus any accrued loan interest.

MINIMUM CHARGE PERIOD

The minimum period of time before you may terminate one of of the living benefit riders without charge. If you transfer out of an available allocation option, you will still have to pay the Guaranteed Minimum Accumulation Benefit or Guaranteed Minimum Withdrawal Benefit charge until the end of the minimum charge period, unless you terminate the contract.

NET PURCHASE PAYMENT

A purchase payment less any deduction for applicable premium expense charges.

OWNER

The person(s) (or entity) ("you") who own(s) the Contract and who is (are) entitled to exercise all rights and privileges provided in the Contract. After the Payout Date, the Payee is the Owner.

PAYEE

The person (or entity) receiving Income Payments or any successor during the Payout Period. The Annuitant is the Payee unless the Owner specifies otherwise.

PAYOUT DATE

The date when Income Payments will begin if the Annuitant is still living. The anticipated Payout Date is shown on your Contract's data page.

PAYOUT PROCEEDS

The Contract Value less any Loan Amount, less any premium taxes, less a pro-rated portion of the annual Contract fee, plus or minus any applicable market value adjustment, less any applicable rider charges and any applicable surrender charges as of the Payout Date. This is the amount applied to Income Payments under one of the Income Payout Options.

PURCHASE PAYMENT CREDITS

An amount the Company will add to an Owner's Contract Value if the Owner elects to receive Purchase Payments Credits when the Owner makes a purchase payment. The amount will vary based on cumulative Net Purchase Payments made.

QUALIFIED CONTRACT

A Contract that is issued in connection with retirement plans that qualify for special federal income tax treatment under Section(s) 401, 403(b), 408, 408A or 457 of the Code.

SUBACCOUNT

A subdivision of the Variable Account, the assets of which are invested in a corresponding Fund.

SUBACCOUNT VALUE

Before the Payout Date, that part of any Net Purchase Payment, Contract Value Increase Enhancement and Purchase Payment Credit, allocated to the Subaccount plus any Contract Value transferred to that Subaccount, adjusted by interest income, dividends, net capital gains or losses (realized or unrealized), and decreased by withdrawals (including any applicable surrender charges, administrative fee, any charge for riders or premium taxes) and any Contract Value transferred out of that Subaccount.

SURRENDER VALUE

The Contract Value less any applicable surrender charges, market value adjustment, premium expense charges not previously deducted, annual Contract fee, any charge for riders and Loan Amount.

VALUATION DAY

For each Subaccount, each day that the New York Stock Exchange is open for business except days that the Subaccount's corresponding Fund does not value its shares.

VALUATION PERIOD

The period beginning at the close of regular trading on the New York Stock Exchange on any Valuation Day and ending at the close of regular trading on the next succeeding Valuation Day.

VARIABLE ACCOUNT

CUNA Mutual Variable Annuity Account.

VARIABLE CONTRACT VALUE

The sum of the Subaccount Values.

WRITTEN REQUEST

A request in writing and in a form satisfactory to the Company which is signed by the Owner and received at the Home Office. A Written Request may also include a telephone or fax request for specific transactions that are made as allowed under the terms of an executed telephone or fax authorization, with original signature, on file at the Home Office.

                                 EXPENSE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time that you buy the Contract, take a loan from the Contract, make partial withdrawals from or fully surrender the Contract, or transfer Contract Value between the Subaccounts and/or the Fixed Account. This table also includes the charges that would be paid for exercising the benefits provided by the optional endorsements. State premium taxes that currently range from 0% to 3.5% may also be deducted.

OWNER TRANSACTION EXPENSES

Sales Load on Purchase Payment                                                   None
----------------------------------------------------------------   -------------------------------
                                                                   B-Share Class/      Purchase
MAXIMUM SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE) AS A    L-Share Class   Payment Credit
PERCENTAGE OF PURCHASE PAYMENTS SURRENDERED OR WITHDRAWN              8.00%(1)         9.00%(1)
----------------------------------------------------------------   --------------   --------------
Transfer Processing Fee                                                 $  10 per transfer(2)
Duplicate Contract Charge                                               $  30(6)
Loan Interest Spread                                                     3.50%(3)
Charges for Optional Endorsements
Change of Annuitant Endorsement                                         $ 150(4)
Income Payment Increase Endorsement                                     $ 150(5)

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses. This table also includes the charges you would pay if you added optional riders to your Contract. You may not purchase a Guaranteed Minimum Accumulation Benefit and a Guaranteed Minimum Withdrawal Benefit on the same Contract. You may not purchase an optional death benefit rider together with the Guaranteed Minimum Withdrawal Benefit with Maximum Anniversary Death Benefit or Guaranteed Minimum Withdrawal Benefit with Minimum Guarantee Death Benefit.

PERIODIC CHARGES OTHER THAN FUND EXPENSES

Annual Contract Fee                                                                 $30 per Contract Year(6)
-------------------                                                              ------------------------------
Variable Account Annual Expenses
(as a percentage of average Variable Contract Value):
                                                                                                       Purchase
                                                                                 B-Share    L-Share     Payment
                                                                                  Class      Class      Credits
                                                                                 -------   ---------   --------
   Mortality and Expense Risk Charge                                              1.15%    1.65%         1.60%
   Administrative Charge                                                          0.15%    0.15%         0.15%
                                                                                  ----     ----          ----
   Total Variable Account Annual Expenses                                         1.30%    1.80%         1.75%
Annual Charges for Optional Riders and Endorsements(7):
   Maximum Anniversary Value Death Benefit                                                 0.15%
   3% Annual Guarantee Death Benefit                                                       0.20%
   Earnings Enhanced Death Benefit Rider                                                   0.30%
   Spouse Beneficiary Death Benefit Rider                                                  0.05%

   Guaranteed Minimum Withdrawal Benefit Riders issued after October 29, 2007
   (if approved in your state, otherwise prior version is issued)

      With Minimum Guarantee Death Benefit                                                 1.00%(8)
      With Maximum Anniversary Death Benefit                                               1.15%(8)
      Converted from Minimum Accumulation Benefit Rider                                    1.00%(8)

   Guaranteed Minimum Withdrawal Benefit Riders Issued after October 30, 2006              1.00%(9)
   but before October 29, 2007 (if approved in your state, otherwise prior version is issued)
   Guaranteed Minimum Withdrawal Benefit Riders issued before October 30, 2006             1.00%(10)
   (if approved in your state)
   Guaranteed Minimum Accumulation Benefit Rider                                           1.00%(10)

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for the Funds.

RANGE OF EXPENSES FOR THE FUNDS

                                                                      MINIMUM       MAXIMUM
                                                                      -------       -------
TOTAL ANNUAL FUND OPERATING EXPENSES (total of all expenses that       0.46%    -    1.26%
are deducted from Fund assets, including management fees, and other expenses)

The expenses used to prepare this table were provided to the Company by the Funds. The expenses shown reflect the highest and lowest expenses incurred for the year ended December 31, 2006, rounded to the nearest one hundredth of one percent. Current or future expenses may be greater or less than those shown. With respect to the Conservative Allocation Fund, the Moderate Allocation Fund, and the Aggressive Allocation Fund, the expenses shown here also include expenses for the funds acquired by these "fund of funds" investment options.

(1) The surrender charge declines to 0% after the purchase payment has been in the Contract for seven years for the B-Share Class and for the B-Share Class with Purchase Payment Credits elected. The surrender charge declines to 0% after the purchase payment has been in the Contract for four years for the L-Share Class. For Contracts issued in connection with plans qualified under Section 457(f) of the Code choosing the B-Share class, the surrender charge will be based on the Contract Year and not on how long the purchase payment has been in the Contract.

(2)  The Company currently does not impose this fee.

(3) The Loan Interest Spread is the difference between the amount of interest the Company charges you for a loan (at an effective annual rate of 6.50%) and the amount of interest the Company credits to the Loan Account (currently, an effective annual rate of 4.50%), guaranteed to be at least an effective annual rate of 3.00%. The current loan spread is 2.00%.

(4) There is currently no charge for the change of annuitant endorsement. However, if you exercise the right provided by this endorsement during the first two Contract Years, the Company reserves the right to charge up to $150 for expenses incurred. This fee will be deducted from Contract Value on a pro-rata basis.

(5) There is currently no charge for the Income Payment Increase Endorsement; however, the Company reserves the right to charge up to $150 if the option provided by this endorsement is utilized.

(6)  This fee is currently waived if the Contract Value is $50,000 or more.

(7) These rider fees are deducted from Contract Value on Contract Anniversary or at the time of surrender, death, or rider termination. The rate shown is multiplied by the average of the Contract Values on each of the 12 prior monthly anniversaries. Fees for each of these riders are not deducted until the first Contract Anniversary if the rider is elected at contract issue.

(8) The Company currently charges 0.65% for the Guaranteed Minimum Withdrawal Benefit with Minimum Guarantee Death Benefit and for Riders issued as conversions from the Guaranteed Minimum Accumulation Benefit. The current charge for the Guaranteed Minimum Withdrawal Benefit with Maximum Anniversary Death Benefit is 0.80%. The current charges are guaranteed for the benefit period. They will not change unless you choose to step-up your benefit.

(9) The Company currently charges 0.60% per year. This charge is guaranteed for the benefit period. It will not change unless you elect to step-up your benefit.

(10) The current charge for this rider is 0.50%. This current charge is guaranteed for the benefit period. It will not change unless you elect to step-up your benefit or renew your benefit period.

EXAMPLES OF MAXIMUM CHARGES

These Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The Examples show the maximum costs of investing in the Contract, including surrender charges, the annual Contract fee (after being converted into a percentage), the total Variable Account annual expenses for the L-Share Class, the 3% Annual Guaranteed Death Benefit, the Maximum Anniversary Value Death Benefit, the Earnings Enhanced Death Benefit, the Guaranteed Minimum Accumulation Benefit charge and the maximum Annual Fund Operating Expenses for the year ended December 31, 2006. These costs reflect the most expensive combination of Contract charges.

The Examples assume that you invest $10,000 in the Contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Contract (or you annuitize the Contract under Income Payment Option 2A (with fixed Income Payments) or Options 3-8) at the end of the applicable time period:

1 YEAR   3 YEARS   5 YEARS   10 YEARS
------   -------   -------   --------
$1,195    $1,968    $2,385    $4,802

(2) If you do not surrender your Contract (or you annuitize the Contract under Income Payout Option 2A (with fixed Payments) or Options 3-8) at the end of the applicable time period:

1 YEAR   3 YEARS   5 YEARS   10 YEARS
------   -------   -------   --------
 $475     $1,428    $2,385    $4,802

The Examples are illustrations and do not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% assumed in the Examples.

The Examples provided above assume that no transfer charges, premium taxes, or market value adjustments have been assessed.

For purposes of the Fee Table and Examples, the Company assumes that the Contract is owned before the Payout Date. Different fees and charges apply after the Payout Date. See "Charges and Deductions."

APPENDIX A TO THE PROSPECTUS PROVIDES CERTAIN FINANCIAL INFORMATION CONCERNING THE SUBACCOUNTS, INCLUDING INFORMATION ABOUT ACCUMULATION UNIT VALUES.

                                     SUMMARY

The following section summarizes certain provisions that the Company describes in more detail later in the Prospectus.

THE CONTRACT

Issuance of a Contract. The Company issues Contracts to individuals or to employers or other groups in connection with retirement plans.

Right to Examine Period. You have the right to return the Contract within 10 days after you receive it and the Company will return the Contract Value or the amount required by law. However, if you elect to receive Purchase Payments Credits, your refunded amount will equal one of the following amounts:

     (i) if your Contract Value has increased or has stayed the same, your refund will equal your Contract Value, minus any Purchase Payment Credits, but plus any charges the Company deducted before the date of the returned Contract;

     (ii) if your Contract Value has decreased, your refund will equal your Account Value, minus any Purchase Payment Credits, but plus any charges the Company deducted on or before the date the Company received the returned Contract and plus any investment loss, including any charges made by the Funds, attributable to the Purchase Payment Credits as of the date the Company receives the returned Contract; or

     (iii) if greater than (i) or (ii) and required by the law of your state, your purchase payments minus any withdrawals you previously made.

This means you receive any gains and the Company bears any losses attributable to the Purchase Payment Credits during the Right to Examine Period.

You bear the investment risk of investing in the Subaccounts during the Right to Examine Period. Depending on the investment performance of the Subaccounts you select, you may lose money.

PLEASE NOTE: THE COMPANY HAS SUBMITTED AN APPLICATION TO THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") IN WHICH THE COMPANY SEEKS EXEMPTIVE RELIEF CONCERNING THE PURCHASE PAYMENT CREDITS. IF THE SEC GRANTS THE COMPANY'S REQUEST FOR EXEMPTIVE RELIEF, THE COMPANY WILL RECAPTURE ANY PURCHASE PAYMENT CREDITS APPLIED TO YOUR CONTRACT IF YOU SURRENDER DURING THE RIGHT TO EXAMINE PERIOD SO THAT YOU WILL RECEIVE CONTRACT VALUE LESS ANY PURCHASE PAYMENT CREDITS ON THE DATE THE HOME OFFICE RECEIVES THE WRITTEN REQUEST, OR IF GREATER AND REQUIRED BY THE LAW OF YOUR STATE, PURCHASE PAYMENTS MINUS ANY WITHDRAWALS YOU PREVIOUSLY MADE.

Purchase Payments. Generally, you must make payments totaling $5,000 within the first 12 months of the Contract. Certain Qualified Contracts, Section 1035 Contracts, and Contracts sold to employees have lower minimum purchase amounts. Unless you pay the minimum purchase amount in full at the time of application, an automatic purchase payment plan must be established resulting in the minimum purchase amount being paid before the end of the first 12 months after the Contract Issue Date. The minimum size for an initial purchase payment and subsequent purchase payment is $100, unless the payment is made through an automatic purchase payment plan in which case the minimum size is $25. The Company reserves the right not to accept certain purchase payments. Further, the Company will add a Contract Value Increase Enhancement to the Owner's Contract Value when the Owner makes a purchase payment if the Owner's cumulative Net Purchase Payments equal or exceed $500,000. In addition, the Owner may elect to have Purchase Payment Credits added to his or her Contract Value each time he or she makes a purchase payment.

Allocation of Purchase Payments. You may allocate purchase payments and Purchase Payments Credits, if elected, to one or more of the Subaccounts of the Variable Account and/or to the Fixed Account. Each Subaccount invests solely in a corresponding underlying Fund. The investment performance of the Fund(s) will affect the Subaccount in which you invest your purchase payments and your Contract Value. You bear of the investment risk of investing in the Subaccounts.

Transfers. On or before the Payout Date, you may transfer all or part of the Contract Value between Subaccount(s) or the Fixed Account, subject to certain restrictions. No fee currently is charged for transfers, but the Company reserves the right to charge $10 for each transfer. The Company may impose additional restrictions on transfers that violate its disruptive trading procedures. There are several specialized transfer programs available at no cost under the Contract. These include:

     The dollar-cost averaging program under which the Company will transfer a specified dollar amount on a monthly, quarterly, semi-annual or annual basis to one or more Subaccounts you select;

     The portfolio rebalancing program under which the Company will transfer Variable Contract Value on a monthly, quarterly, semi-annual or annual basis between and among the Subaccounts to achieve a particular percentage allocation of Variable Contract Value among the Subaccounts;

     The systematic transfer program under the Company will systematically or automatically transfer Variable Contract Value on a monthly, quarterly, semi-annual or annual basis between and among the Subaccounts.

Partial Withdrawal. You may withdraw part of your Contract's Surrender Value by Written Request to the Company on or before the Payout Date, subject to certain limitations. You may also elect to receive periodic partial withdrawals under the Company's systematic withdrawal plan.

Surrender. You may surrender the Contract and receive its Surrender Value, by Written Request to the Company before the Payout Date. A partial withdrawal or surrender may have adverse tax consequences, including the imposition of a penalty tax on withdrawals prior to age 59 1/2.

Replacement of Existing Contract. It may not be in your best interest to surrender, lapse, change, or borrow from an existing life insurance policy or annuity contract in connection with the purchase of the Contract. Before doing so, you should compare both contracts carefully. Remember that if you exchange another contract for one described in this Prospectus, you might have to pay a surrender charge and tax, including a possible penalty tax, on your old contract, and under this Contract there will be a new surrender charge period, other charges may be higher, and the benefits may be different. You should not exchange another contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Contract (that person will generally earn a commission if you buy this Contract through an exchange or otherwise). Also, because the Company will not issue the Contract until it has received the initial purchase payment from your existing insurance company, the issuance of the Contract may be delayed.

Death Benefits. If the Annuitant dies before the Payout Date, the Company will pay the death benefit to Beneficiary. The Company offers several death benefit options. The basic death benefit is available without charge and is equal to amount equal to the greater of: (i) aggregate Net Purchase Payments made under the Contract less a proportional adjustment for partial withdrawals as of the Valuation Day the Company receives Due Proof of Death; or (ii) Contract Value as of the Valuation Day the Company receives Due Proof of Death. PLEASE NOTE: THE COMPANY HAS SUBMITTED AN

APPLICATION TO THE SEC IN WHICH THE COMPANY SEEKS EXEMPTIVE RELIEF CONCERNING THE PURCHASE PAYMENT CREDITS. IF THE SEC GRANTS THE COMPANY'S REQUEST FOR EXEMPTIVE RELIEF, THE COMPANY WILL RECAPTURE ANY PURCHASE PAYMENT CREDITS APPLIED TO YOUR CONTRACT VALUE WITHIN 12 MONTHS OF THE ANNUITANT'S DEATH.

For a fee, the Company offers the following optional death benefit riders:

     Maximum Anniversary Death Benefit rider; 3% Annual Guaranteed Death Benefit rider; Earnings Enhanced Death Benefit rider; and Spouse Beneficiary Death Benefit rider. See "Optional Death Benefit."

In addition, if you elect the Guaranteed Minimum Withdrawal Benefit at the time that your contract is issued on or after the date of this Prospectus (as available in your state), a minimum guarantee death benefit and an optional maximum anniversary death benefit are integrated into that benefit. Those death benefits take the place of the death benefits that are otherwise offered in the Contract.

Living Benefits. The Company offers two living benefits for a fee. You may elect either the Guaranteed Minimum Withdrawal Benefit or the Guaranteed Minimum Accumulation Benefit, but not both. The Guaranteed Minimum Withdrawal Benefit offers you the ability to take a specified annual withdrawal regardless of Contract Value. Under the Guaranteed Minimum Accumulation Benefit, the Company guarantees your Contract Value will at least equal the Benefit Basis less adjustments for partial withdrawals. There are certain conditions associated with the living benefits, including investment restrictions.

State Variations. Certain provisions of the Contract may be different than the general description in this Prospectus, and certain riders and options may not be available, because of legal restrictions in your state. Contact the Home Office or see your Contract for specific variations since any such state variations will be included in your Contract or in riders or endorsements attached to your Contract.

Other Annuity Contracts. The Company offers other variable annuity contracts that have different contract features, death benefits, and optional programs. However, these other contracts also have different charges that would affect your Subaccount performance and Contract Value. To obtain more information about these other contracts, contact the Home Office or your sales representative.

The Classes. The Contract allows you to select one of two different charge structures subject to state availability based on your specific situation. Each charge structure is referred to as a "Class." Each Class imposes a different level of surrender and mortality and expense risk charges. Your agent can assist you in selecting the Class that is right for you, based on your needs and preferences. Before the Company issues the Contract, you must select one of the Classes. Once you select a Class, you cannot change it:

     B-SHARE CLASS - imposes a surrender charge on withdrawals of up to 8.00% of each purchase payment. This percentage decreases by 1.00% annually over the 7 years following the date each purchase payment is credited to your Contract. Each purchase payment carries its own surrender charge, and therefore payment of additional purchase payments will increase the surrender charge amount should you surrender or take a withdrawal you're your Contract over the following seven years. The mortality and expense risk charge for B-Share Class Contracts is 1.15% (assessed daily, as an annual percentage of average Variable Contract Value); and

     L-SHARE CLASS - imposes a surrender charge on withdrawals of up to 8.00% of each purchase payment. This percentage decreases by 1.00% annually over the 4 years following the date each payment is credited to your Contract. Beginning on the fifth Contract Anniversary, there is no surrender charge on any purchase payments. The mortality and expense risk charge for L-Share Class Contracts is 1.65% (assessed daily, as an annual percentage of average Variable Contract Value).

You may wish to purchase a B-Share Class Contract if you are not concerned about the need for access to 100% of your Contract Value without paying a surrender charge over the seven years after you make a purchase payment. The B-Share Class Contracts' mortality and expense risk charges are lower than those of the L-Share Class Contracts. Also, you may only elect to receive Purchase Payment Credits if you elect the B-Share Class.

You may wish to purchase an L-Share Class Contract if you feel you will need access to 100% of your money without paying a surrender charge after four years from the Contract Issue Date. You will pay higher expenses (including higher mortality and expense risk charges) for this additional liquidity.

Qualified Contracts. An advantage of the Contract is that it provides the ability to accumulate Contract Value on a tax-deferred basis. However, the purchase of a Qualified Contract to fund a tax-qualified retirement plan does not provide any additional tax deferred treatment beyond the treatment provided by the tax-qualified retirement plan itself. Therefore, Qualified Contracts should be purchased for other features and benefits offered under the Contract, such as guaranteed death benefits or Income Payment Options.

The Contract is available for purchase by individual corporations and other groups. We may reduce or waive certain charges (surrender charge, Annual Contract Fee, or other charges) where the size or nature of such sales results in savings to us with respect to sales, administrative, or other costs. We also may reduce or waive charges on Contracts sold to officers, directors, and employees of CUNA Mutual Insurance Society or its affiliates.

The extent and nature of the reduction or waiver may change from time to time, and the charge structure may vary.

Generally, we may reduce or waive charges based on a number of factors, including:

     -    The number of Owners;

     -    The size of the group of purchasers;

     -    The total premium expected to be paid;

     -    Total assets under management for the Owner;

     -    The purpose for which the Contracts are being purchased;

     -    The expected persistency of individual Contracts; and

     - Any other circumstances which are rationally related to the expected reduction in expenses.

Contact our service center or your agent for more information about charge reductions and waivers.

CHARGES AND DEDUCTIONS

The Contract contains the following charges and deductions:

Surrender Charge (Contingent Deferred Sales Charge). There are no sales charges deducted at the time purchase payments are made. The length and amount of the surrender charge assessed depends on the share class you elect and whether you elect to receive Purchase Payment Credits. A surrender charge is deducted when you surrender or partially withdraw purchase payment(s) within seven years (B-Share Class and Purchase Payment Credits) or four years (L-Share Class) of their being paid. Therefore, the more Purchase Payments you make, the higher your surrender charge could be if you surrender or take a withdrawal during the surrender charge period. For B-Share Class and L-Share Class Contract, the surrender charge is up to 8% of the amount of the payment withdrawn or surrendered within one year of having been paid. For Purchase Payment Credits, the surrender charge is up to 9.00% of the amount of the payment withdrawn or surrendered within on year of having been paid. For the B-Share Class, the surrender charge rate for each purchase payment decreases by 1.00% for each full year a purchase payment has been in the Contract until the seventh full year. The surrender charge rate falls to 0% in year seven.

If you elect the L-Share Class, the surrender charge falls to 0% in year five.

Please note, however, that for Contracts issued in connection with plans qualified under Section 457(f) of the Code under the B-Share class, the surrender charge is based on the Contract Year and not on the number of years the purchase payment has been in the Contract. The surrender charge is 8% of payment withdrawn within one year of the Contract Issue Date. The surrender charge decreases by 1% for each full year that passes from the issue date until the seventh full year has passed, at which point the surrender charge is zero.

Surrender charges will be deducted from remaining Contract Value. However, you may elect to have surrender charges deducted from the amount you withdraw (a gross withdrawal) or from remaining Contract Value (a net withdrawal). If you do not tell us we will deduct the surrender charges from remaining Contract Value.

Surrender charges only apply to purchase payments. Therefore, even though the percentage rate of the surrender charge assessed against purchase payments increases by 1% if you elect to receive Purchase Payment Credits, surrender charges are never assessed against the Purchase Payment Credits themselves or against Credit Value Increase Enhancements.

Market Value Adjustment. The Company will impose a market value adjustment on Fixed Amounts withdrawn or surrendered, loaned, or applied to an Income Payout Option from a Fixed Period of 3 years or greater before expiration of the period except when such a withdrawal surrender, loan, or annuitization occurs during the last 30 days of the period. The market value adjustment may be positive or negative, but will not exceed certain limits. The total amount withdrawn or surrendered could be less than the total purchase payments made because of the cumulative effective of the market value adjustment and the surrender charge. The Company will not apply the market value adjustment to the calculation of the death benefit or to amounts deducted from Fixed Contract Value by the Company as fees or charges.

Annual Contract Fee. The Contract has an annual Contract fee of $30. (This fee is currently waived if the Contract Value is $50,000 or more on the date the fee is deducted.)

Mortality and Expense Risk Charge. The Company deducts a daily mortality and expense risk charge to compensate it for assuming certain mortality and expense risks. The Company may use any profits from this charge to finance other expenses, including expenses incurred in the administration of the Contracts and distribution expenses related to the Contracts. The charge is deducted at an annual rate of 1.15% of average Variable Contract Value for B-Share Class Contracts and is 1.65% for L-Share Class Contracts. If you elect to receive Purchase Payment Credits, the mortality and expense risk charge is deducted at an annual rate of 1.60% of average Variable Contract Value.

Administrative Charge. The Company deducts a daily administrative charge to compensate it for certain administrative expenses it incurs. The charge is deducted at an annual rate of .15% of average Variable Contract Value.

Premium Expense Charge. The Company deducts a charge for any state or local premium taxes applicable to a Contract. The Company reserves the right to deduct premium taxes at the time it pays such taxes. State premium taxes currently range from 0% to 3.50%.

Loan Interest Charge. The Company charges an annual interest rate of 6.50% on loans. The Company will credit at least 3.00% to amounts held in the loan account to secure a loan. Therefore, the loan interest spread (i.e., the difference between the amount of interest we charge on loans and the amount of interest we credit to amounts in the Loan Account) is 3.50%.

Rider/Endorsement Charges. The Company deducts a charge on each Contract Anniversary for each of three optional death benefit riders. The charge for the Maximum Anniversary Death Benefit rider is 0.15% of the average monthly Contract Value. The charge for the 3% Annual Guarantee Death Benefit rider is 0.20% of the average monthly Contract Value for the prior Contract Year. The charge for the Earnings Enhanced Death Benefit Rider is 0.30% of the average monthly Contract Value for the Contract Year. The charge for the Spouse Beneficiary Death Benefit rider is 0.05% of the average monthly Contract Value. For Contracts issued prior to October 30, 2006, as available in your state, the guaranteed maximum charge for each of the Guaranteed Minimum Withdrawal Benefit and the Guaranteed Minimum Accumulation Benefit riders is 1.00% of the average monthly Contract Value for the prior year. Currently, the Company charges 0.50% of the average account value for these benefits. Your Contract will indicate if there is a maximum charge. For Guaranteed Minimum Withdrawal Benefit riders generally issued between October 30, 2006 and October 29, 2007, the charge for Guaranteed Minimum Withdrawal Benefit riders is 0.60% of the average monthly Contract Value for the prior Contract Year. For Guaranteed Minimum Withdrawal Benefit riders issued after October 29, 2007, the charge for the Guaranteed Minimum Withdrawal Benefit rider varies by the death benefit elected, and is 0.65% for the Minimum Guarantee Death Benefit and 0.80% for the Maximum Anniversary Death Benefit of average monthly Contract Value for the prior Contract Year. However, if you convert from a Guaranteed Minimum Accumulation Benefit Rider to a Guaranteed Minimum Withdrawal Benefit rider, the charge for the Guaranteed Minimum Withdrawal Benefit rider is 0.65%. For Guaranteed Minimum Accumulation Benefit riders after October 30, 2006 the annual charge for Minimum Account Accumulation Benefit riders is 0.50%, subject to state availability. The Company also reserves the right to charge an administrative fee, not to exceed $150, under the Income Payment Increase Endorsement and the Change of Annuitant Endorsement.

Transfer Processing Fee. Currently no fee is charged for transfers. However, the Company reserves the right to charge $10 each requested transfer.

Duplicate Contract Request. You can obtain a summary of your Contract at no charge. There will be a $30 charge for a duplicate Contract. In addition, a Written Request is needed to request a duplicate Contract.

Fund Expenses. The underlying Funds also charge annual Fund expenses at the ranges shown in the expense table.

Other Information. The Company pays compensation to broker-dealers who sell the Contracts.

PAYOUT PROVISIONS

You select the Payout Date, subject to certain limitations.

On the Payout Date, the Payout Proceeds will be applied to an Income Payout Option, unless you choose to receive the Surrender Value in a lump sum. Income Payments may have tax consequences.

FEDERAL TAX STATUS

Generally, any distribution from your Contract may result in taxable income. A 10% federal penalty tax may also apply to distributions before age 59 1/2. For a further discussion of the federal income tax status of variable annuity contracts, see Federal Tax Matters.

               CUNA MUTUAL INSURANCE SOCIETY, CUNA MUTUAL VARIABLE
                         ANNUITY ACCOUNT, AND THE FUNDS

CUNA MUTUAL INSURANCE SOCIETY

CUNA Mutual Insurance Society is a mutual life insurance company that was originally organized in Wisconsin in 1935. Effective May 3, 2007, the Company was redomesticated in Iowa, and effective January 1, 2008, CUNA Mutual Life Insurance Company mergered into CUNA Mutual Insurance Society.

The Company is one of the world's largest direct underwriters of credit life and disability insurance, and is a major provider of qualified pension products to credit unions. Further, the Company offers fixed and variable annuities, individual life insurance, health policies, term and permanent life insurance, and long-term care insurance.

The Home Office of the Company is located at 2000 Heritage Way, Waverly, Iowa 50677-9202. The telephone number is 1-800-798-5500.

As of December 31, 2006, before the merger, the Company had approximately $9.3 billion in assets and more than $15.5 billion of life insurance in force.

CUNA MUTUAL VARIABLE ANNUITY ACCOUNT

The Variable Account was established by the Company as a separate account on December 14, 1993. The Variable Account invests in the Funds described below. The Variable Account has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Variable Account or of the Company by the SEC. The Variable Account is also subject to the laws of the State of Iowa which regulate the operations of insurance companies domiciled in Iowa.

The Variable Account is divided into 15 Subaccounts. In the future, the number of Subaccounts may change. Each Subaccount invests exclusively in shares of a single corresponding Fund. The income, gains and losses, are credited to or charged against that Subaccount reflect only the Subaccount's investment experience and not the investment experience of the Company's other assets.

Although the assets in the Variable Account are the property of the Company, the assets in the Variable Account attributable to the Contracts are not chargeable with liabilities arising out of any other business which the Company may conduct. The assets of the Variable Account that exceed the Company's liabilities under the Contracts may be transferred by the Company to the General Account and used to pay its liabilities. All obligations arising under the Contracts are general corporate obligations of the Company.

THE UNDERLYING FUNDS

The Subaccounts invest in the Ultra Series Fund. The Ultra Series Fund, an affiliate of the Company, is a management investment company of the series type with one or more Funds and is an open-end, management investment company. Fund distributions to the Subaccounts are automatically reinvested at net asset value in additional shares of the Funds.

The investment objectives and policies of each Fund are summarized below. THERE IS NO ASSURANCE THAT ANY FUND WILL ACHIEVE ITS STATED OBJECTIVES. More detailed information, including a description of risks and expenses, may be found in the Funds' prospectus which must accompany or precede this Prospectus. The Funds' prospectus should be read carefully and retained for future reference. Please contact your agent or call the Home Office to obtain a prospectus for the Ultra Series Fund.

THE ULTRA SERIES FUND

Currently, the Ultra Series Fund offers Funds as investment options under the Contracts.

Conservative Allocation Fund. This Fund seeks income, capital appreciation and relative stability of value by investing primarily in shares of underlying funds, including Exchange Traded Funds (ETFs). The Fund will be diversified among a number of asset classes and its allocation among underlying funds will be based on an asset allocation model developed by MEMBERS Capital Advisors, the Fund's investment adviser.

Moderate Allocation Fund. This Fund seeks capital appreciation, income and moderated market risk by investing primarily in shares of underlying funds, including ETFs. The Fund will be diversified among a number of asset classes and its allocation among underlying funds will be based on an asset allocation model developed by MEMBERS Capital Advisors, the Fund's investment adviser.

Aggressive Allocation Fund. This Fund seeks capital appreciation by investing primarily in shares of underlying funds, including ETFs. The Fund will be diversified among a number of asset classes and its allocation among underlying funds will be based on an asset allocation model developed by MEMBERS Capital Advisors, the Fund's investment adviser.

Money Market Fund. This Fund seeks high current income from money market instruments consistent with preservation of capital and liquidity. AN INVESTMENT IN THE MONEY MARKET FUND IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT.

Bond Fund. This Fund seeks a high level of current income, consistent with the prudent limitation of investment risk.

High Income Fund. This Fund seeks high current income. The Fund also seeks capital appreciation, but only when consistent with its primary goal.

Diversified Income Fund. This Fund seeks a high total return through the combination of income and capital appreciation.

Large Cap Value Fund. This Fund seeks long-term capital growth with income as a secondary consideration.

Large Cap Growth Fund. This Fund seeks long- term capital appreciation.

Mid Cap Value Fund. This Fund seeks long-term capital appreciation.

Mid Cap Growth Fund. This Fund seeks long-term capital appreciation.

Small Cap Value Fund. This Fund seeks long-term capital appreciation.

Small Cap Growth Fund. This Fund seeks long-term capital appreciation.

International Stock Fund. This Fund seeks long-term growth of capital.

Global Securities Fund. This Fund seeks capital appreciation.

MEMBERS Capital Advisors, Inc. serves as investment adviser to the Ultra Series Fund and manages its assets in accordance with general policies and guidelines established by the trustees of the Ultra Series Fund.

The Funds described above are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public.

The investment performance and results of the Funds may be lower, or higher, than the investment results of such other (publicly available) portfolios.

There can be no assurance, and no representation is made, that the investment results of any of the Funds will be comparable to the investment results of any other mutual fund portfolio, even if the other portfolio has the same investment advisor or manager and the same investment objectives and policies, and a very similar name.

During extended periods of low interest rates, the yields of the Money Market Fund may become extremely low and possibly negative.

AVAILABILITY OF FUNDS

The Variable Account purchases shares of the Ultra Series Fund in accordance with a participation agreement. If the participation agreement terminates, the Variable Account may not be able to purchase additional shares of the Fund(s) covered by the agreement. Likewise, in certain circumstances, it is possible that shares of a Fund may not be available to the Variable Account even if the participation agreement relating to that Fund has not been terminated. In either event, Owners will no longer be able to allocate purchase payments or transfer Contract Value to the Subaccount investing in the Fund.

SERVICING FEES

The Company has entered into agreements with the investment adviser of the Funds pursuant to which the adviser pays the Company a servicing fee based upon an annual percentage of the average daily net assets invested by the Variable Account (and other separate accounts of the Company and its affiliates) in the Funds. These percentages are equal to 0.20% of each Fund's average daily net assets. The percentage amount is based on assets of the particular Fund attributable to the Contract issued administered by the Company (or an affiliate). These fees are for administrative services provided to the Funds by the Company and its affiliates. Payments of fees under these agreements by the investment adviser do not increase the fees or expenses paid by the Funds or their shareholders. The amounts the Company receives under these agreements may be significant.

VOTING RIGHTS

Owners with Variable Contract Value are entitled to certain voting rights for the Funds underlying the Subaccounts in which they are invested. The Company will vote Fund shares attributable to Owners at special shareholder meetings based on instructions from such Owners. However, if the law changes and the Company is allowed to vote in its own right, it may elect to do so.

Owners with voting interests in a Fund will be notified of issues requiring the shareholders' vote as soon as possible before the shareholder meeting. Notification will contain proxy materials and a form with which to give the Company voting instructions. The Company will vote shares for which no instructions are received in the same proportion as those that are received. This means that a small number of Owners may control the outcome of the vote. Before the Payout Date, the number of shares which an Owner may vote is determined by dividing the Subaccount Value by the net asset value of that Fund.

On or after the Payout Date, an Owner's voting interest, if any, is determined by dividing the dollar value of the liability for future variable Income Payments to be paid from the Subaccount by the net asset value of the Fund underlying the Subaccount. The Company will designate a date for this determination not more than 90 days before the shareholder meeting.

MATERIAL CONFLICTS

The Funds are offered through other separate accounts of the Company and directly to employee benefit plans affiliated with the Company. The Company does not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interest of the Variable Account and one or more of the other separate accounts in which these Funds participate. Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the Owners and those of owners of other types of contracts issued by the Company. Material conflicts could also arise between the interests of Owners (or owners of other types of contracts issued by the Company) and the interests of participants in employee benefit plans invested in the Funds. If a material conflict occurs, the Company will take steps to protect Owners and variable annuity Payees, including withdrawal of the Variable Account from participation in the Fund(s) involved in the conflict.

SUBSTITUTION OF SECURITIES

The Company may substitute shares of other mutual funds for shares already purchased or to be purchased in the future if either of the following occurs:

     (1)  shares of a current Fund are no longer available for investment; or

     (2)  further investment in a Fund is inappropriate.

The substituted funds may have higher fees and expenses. Funds may be added to the product, but their availability may be limited to certain classes of Owners. Funds may also be closed to allocations of purchase payments or Contract Value, or both, and to all or only certain classes of Owners. No substitution, elimination, or combination of shares may take place without the approval of the SEC and applicable state insurance departments.

THE FIXED ACCOUNT

The Fixed Account is an investment option that is funded by assets of the Company's General Account and pays interest at declared rates. The General Account contains all of the Company's assets other than those in separate accounts. It is used to support the Company's annuity and insurance obligations and may contain compensation for mortality and expense risks. The General Account is not subject to the same laws as the Variable Account and the SEC has not reviewed material in this Prospectus relating to the Fixed Account. However, information relating to the Fixed Account is subject to federal securities laws relating to accuracy and completeness of Prospectus disclosure.

Purchase payments, and any Contract Value Increase Enhancements and Purchase Payment Credits, if applicable, will be allocated to the Fixed Account by election of the Owner.

The Company intends to credit amounts in the Fixed Account with interest at current rates in excess of the minimum fixed rate but is not obligated to do so. The Company has no specific formula for determining current interest rates. Once an interest rate is declared for a Fixed Amount, it is guaranteed for the duration of the Fixed Period. Fixed Contract Value will not share in the investment performance of the Company's General Account. Any interest credited on Fixed Amounts in excess of the minimum guaranteed effective rate will be determined in the sole discretion of the Company. The Owner therefore assumes the risk that interest credited may not exceed the minimum fixed rate.

We reserve the right to restrict purchase payments and transfers to the Fixed Account if the yield on investments does not support the statutory minimum interest rate or if your Fixed Account Value exceeds $1,000,000.

FIXED CONTRACT VALUE

THE FIXED CONTRACT VALUE REFLECTS:

Net Purchase Payments allocated to and Contract Value transferred to the Fixed Account,

     -    Interest credited to Contract Value in the Fixed Account,

     -    Transfers of Contract Value out of the Fixed Account,

     - Surrenders and partial withdrawals from the Fixed Account (including any applicable market value adjustments and surrender charges), and

     -    Charges assessed in connection with the Contract.

Fixed Amounts are withdrawn or surrendered on a first-in-first-out basis. The Fixed Account value is the sum of

Fixed Amounts under the Contract. The Fixed Contract Value is guaranteed to accumulate at a minimum effective annual interest rate shown on your Data Pages.

The Fixed Account varies according to the state in which the Contract is issued. Currently, the Fixed Period is only for one year. If the Company offers Fixed Periods of three years or greater, the Company may impose a market value adjustment on amounts withdrawn prior to the expiration of a Fixed Period, if allowed by state law. Some states may not allow Fixed Periods or a Fixed Account. Contact the Company for information on the availability of the Fixed Account and Fixed Periods in your state.

An Owner may allocate some or all of the Net Purchase Payments and transfer some or all of the Contract Value to the Fixed Account.

The Company also intends to offer special Fixed Period options that require minimum monthly transfers to other Subaccounts throughout the Fixed Period (the "DCA One Year Fixed Period & DCA 6-month Fixed Period"). Purchase payments may be allocated to the DCA One Year Fixed Period or the DCA 6-month Period, but transfers in are not allowed.

FIXED PERIODS

From time to time, the Company may offer to credit Fixed Contract Value with interest at specific guaranteed rates for specific periods of time. These periods of time are known as Fixed Periods. The Company may offer one or more Fixed Periods of one to ten years' duration at anytime (currently, only Fixed Periods of one year are offered). The Company will publish an effective annual interest rate applicable to each Fixed Period being offered at that time.

Net Purchase Payments allocated or Contract Value transferred to a Fixed Period is guaranteed to earn that rate of interest for each year of the period (provided that such payments and Contract Value are not withdrawn during the Fixed Period or surrendered). The interest rates available at any time will vary with the number of years in the Fixed Period, but will always meet or exceed the Fixed Account minimum guaranteed interest rate in effect at the time the interest rate is disclosed.

Fixed Periods begin as of the date Net Purchase Payments or transfers of Contract Value are made to them and end when the number of year(s) in the Fixed Period have elapsed. The last day of the Fixed Period is the expiration date for the Fixed Period. Owners may not select Fixed Periods with expiration dates later than the Contract's current Payout Date.

During the 30-day period prior to the expiration of a Fixed Period, the Owner may transfer the Fixed Amount related to that Fixed Period to any new Fixed Period (except a DCA Fixed Period) or Subaccount available at that time (currently, the Company only offers a one-year Fixed Period). Such transfers may be made at any time from the DCA One-Year Fixed Period and DCA 6-month Fixed Period. In addition, monthly transfers from the DCA One Year Fixed Period and DCA 6-month Fixed Period to the Subaccount(s) you designate are required. If no Subaccount is designated, transfers will be made to the Money Market Subaccount. The minimum transfer amount is the monthly sum required to fully amortize the Fixed Amount as of the expiration date of the DCA Fixed Period.

If, at the expiration of a Fixed Period, less than one year remains until the Payout Date, the Company will credit interest to the Fixed Amount at the guaranteed rate the Company declares for that purpose. The declared rate is guaranteed not to be less than the Fixed Account minimum guaranteed rate the Company describes above. For Fixed Periods other than the DCA One Year Fixed Period and DCA 6-month Fixed Period, the Company will notify Owners of the available Fixed Periods and Subaccounts 30 days prior to the expiration of a Fixed Period.

If an Owner does not respond to the notice with instructions as to how to reinvest the Fixed Amount, then on the expiration date the Company will invest the Fixed Amount in another Fixed Period of the same duration as the expiring period. If no Fixed Period of equal duration is available at that time, the Company will reinvest the Fixed Amount in the next closest Fixed Period available. If the duration of that next closest Fixed Period will extend beyond the Payout Date, you will incur a market value adjustment on the Payout Date, if permitted by your state.

FIXED ACCOUNT MINIMUM GUARANTEED INTEREST RATE

Contracts issued on or after May 1, 2006: The Fixed Account minimum guaranteed interest rate is 3.00% for the life of your Contract. Certain states may utilize an indexed guaranteed minimum guaranteed interest rate, as described under Contracts Issued Prior to May 1, 2006. See your Contract for details or call the Home Office for further information on availability in your state.

Contracts issued prior to May 1, 2006: All states except PA, WY, and PR:

The Fixed Account minimum guaranteed interest rate as of your Contract Issue Date is shown on the Data Pages. In all states except PA, WY and PR, the Fixed Account minimum guaranteed interest rate will be recalculated each calendar quarter (on each January 1, April 1, July 1, and October 1). The Fixed Account minimum guaranteed interest rate will apply to new Fixed Amounts from Net Purchase Payments and transfers, and will never be less than the lesser of:

     (a)  3.00%; or

     (b)  the interest rate determined as follows:

          - the average of the three applicable monthly five-year Constant Maturity Treasury (CMT) rates reported by the Federal Reserve (described below), and rounded out to the nearest 0.05%; MINUS

          -    1.25%; AND

          -    subject to a minimum interest rate of 1.00%.

The three monthly five-year CMT rates used in the calculation above are as follows:

     - the prior September, October, and November monthly five-year CMT rates will be used to determine the first quarter interest rate that is effective each January 1;

     - the prior December, January, and February monthly five-year CMT rates will be used to determine the second quarter interest rate that is effective each April 1;

     - the prior March, April, and May monthly five-year CMT rates will be used to determine the third quarter interest rate that is effective each July 1; and

     - the prior June, July, and August monthly CMT rates will be used to determine the fourth quarter interest rate that is effective October 1.

For Contracts issued prior to May 1, 2006: PA, WY and PR: In PA, WY and PR, the minimum rate will be fixed for the life of the Contract at 1.50% or 3.00%. See your Contract for details or call the Home Office for further information on availability in your state.

MARKET VALUE ADJUSTMENT

If the Company offers a Fixed Period of three years or greater, the Company will impose a market value adjustment on Fixed Amounts withdrawn or surrendered, loaned, or applied to an Income Payout Option from such Fixed Period before the expiration of the period except when such a withdrawal, surrender, loan, or annuitization occurs during the last 30 days of the period, as permitted by state law. The market value adjustment is calculated by multiplying the amount surrendered, withdrawn, loaned, or annuitized by the following factor:

                              0.70 x (I - J) x n/12

Where:

     I =  the guaranteed interest rate then being offered for a new Fixed
          Period equal in duration and type to the period from which the Fixed Amount is being withdrawn. If a Fixed Period of such duration is not being offered, "I" equals the linear interpolation of the guaranteed interest rates for the Fixed Periods then available. If the Fixed Periods needed to perform the interpolation are not being offered, "I" equals the interest rate being paid on the Treasury Constant Maturity Series published by the Federal Reserve Board for Treasury securities with remaining maturities equal to the duration of the appropriate Fixed Period. If no published rates are available for maturities equal to the duration of the appropriate Fixed Period, linear interpolation of other published rates will be used. The interest rate being credited to a DCA Fixed Period will not be used as a factor in any market value adjustment calculation.

     J = the guaranteed interest rate then being credited to the Fixed Amount being withdrawn.

     n = the number of complete months remaining until the expiration of the Fixed Period.

At a time when I exceeds J, the market value adjustment will reduce the portion of any Fixed Amount available for withdrawal, surrender or application to an Income Payout Option. At a time when J exceeds I, the market value adjustment will increase the portion of any Fixed Amount available for withdrawal, surrender, borrowing, or application to an Income Payout Option. Moreover, in no event will:

     - the market value adjustment exceed an amount equal to the total interest earned (for all Fixed Amounts) that is in excess of the effective annual rates(s) based on the Fixed Account minimum guaranteed interest in effect for each Fixed Amount;

     - the application a market value adjustment cause the sum of any surrender charges and market value adjustment for a Fixed Amount be greater than 10% of the amount withdrawn; or

     - the market value adjustment reduce the amounts withdrawn or transferred below the amount required under the nonforfeiture laws of the state with jurisdiction over the Contract.

The total amount withdrawn or surrendered could be less than the total purchase payments because of the cumulative effect of the market value adjustment and surrender charge. The market value adjustment is calculated separately for each Fixed Amount and is applied before any surrender charge. Owners must instruct the Company as to which Fixed Periods should be withdrawn or surrendered. Within any Fixed Period, Fixed Amounts are treated separately for purposes of determining any market value adjustment. The market value adjustment does not apply to amounts allocated to a DCA Fixed Period or any Fixed Period less than 3 years.

In addition, a market value adjustment does not apply to the calculation of a death benefit or to amounts deducted from Fixed Contract Value by the Company as fees or charges.

Any applicable market value adjustment(s) will be deducted from or added to the remaining Fixed Amount(s), if any, or from all remaining Fixed Amounts on a pro-rata basis. If, at the time a partial withdrawal is requested from a Fixed Amount, the Fixed Account value would be insufficient to permit the deduction of the market value adjustment from any remaining Fixed Amounts, then the Company will not permit the partial withdrawal.

The Company may waive the market value adjustment in certain circumstances. (See CHARGES AND DEDUCTIONS.) The imposition of a market value adjustment may have significant federal income tax consequences. (See FEDERAL TAX MATTERS.) In certain states, the market value adjustment provisions may not apply. See your Contract for more information.

                           DESCRIPTION OF THE CONTRACT

ISSUANCE OF A CONTRACT

In order to purchase a Contract, application must be made through a representative of CUNA Brokerage Services, Inc. ("CUNA Brokerage") or a representative of a broker-dealer that has a selling agreement with CUNA Brokerage. Applications and initial purchase payments submitted to such sales representatives cannot be processed until the Company receives them from such representatives at the Home Office. Contracts may be sold to or in connection with retirement plans that do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Code. Neither the Owner nor the Annuitant may be older than age 85 on the Contract Issue Date.

The Company may also be required to provide additional information about an Owner's account to government regulators. In addition, the Company may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans, or death benefits, until instructions are received from the appropriate regulator.

RIGHT TO EXAMINE

The Contract may be returned, along with a Written Request, to the Home Office or sales representative, within 10 days of receipt. The Company will cancel the Contract and generally refund the Contract Value less any charges deducted, or another amount required by law as of the date the Home Office receives the Written Request. However, if you elect to receive Purchase Payments Credits, your refunded amount will equal one of the following amounts:

     (i) if your Contract Value has increased or has stayed the same, your refund will equal your Contract Value, minus any Purchase Payment Credits, but plus any charges the Company deducted before the date of the returned Contract;

     (ii) if your Contract Value has decreased, your refund will equal your Account Value, minus any Purchase Payment Credits, but plus any charges the Company deducted on or before the date the Company received the returned Contract and plus any investment loss, including any charges made by the Funds, attributable to the Purchase Payment Credits as of the date the Company receives the returned Contract; or

     (iii) if greater than i) or ii) and required by the law of your state, your purchase payments minus any withdrawals you previously made.

This means you receive any gains and the Company bears any losses attributable to the Purchase Payment Credits during the right to examine period. The Company will assess neither a surrender charge nor a market value adjustment on refunds.

The Contract provides for an initial "right to examine" period. The Owner has the right to reject the Contract for any reason within ten days of receiving it. In some states this period may be longer than ten days. Depending upon the state of issuance of the Contract, the Owner is subject to market risk during the Right to Examine period.

The Contract may be returned, along with a Written Request, to the Home Office or sales representative, within 10 days of receipt. State and/or federal law may provide additional return privileges.

Liability of the Variable Account under this provision is limited to the Contract Value in each Subaccount on the date of revocation. Any additional amounts refunded to the Owner will be paid by the Company.

PLEASE NOTE: THE COMPANY HAS SUBMITTED AN APPLICATION TO THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") IN WHICH THE COMPANY SEEKS EXEMPTIVE RELIEF CONCERNING THE PURCHASE PAYMENT CREDITS. IF THE SEC GRANTS THE COMPANY'S REQUEST FOR EXEMPTIVE RELIEF, THE COMPANY WILL RECAPTURE ANY PURCHASE PAYMENT CREDITS APPLIED TO YOUR CONTRACT IF YOU SURRENDER DURING THE RIGHT TO EXAMINE PERIOD SO THAT YOU WILL RECEIVE CONTRACT VALUE LESS ANY PURCHASE PAYMENT CREDITS ON THE DATE THE HOME OFFICE RECEIVES THE WRITTEN REQUEST, OR IF GREATER AND REQUIRED BY THE LAW OF YOUR STATE, PURCHASE PAYMENTS MINUS ANY WITHDRAWALS YOU PREVIOUSLY MADE.

CLASSES

The Contract allows you to select one of several different charge structures, each referred to as a Class, based on your specific situation. Each Class imposes different levels of surrender charges and mortality and expense risk charges. Depending on your needs and preferences, you can choose the Class that best meets your needs. Before the Company issues your Contract, you must select one of the two Classes offered in the Contract. Once you select a Class, you cannot change it:

     B-SHARE CLASS - imposes a surrender charge on withdrawals of up to 8% of each purchase payment. This percentage decreases by 1% annually over the 7 years following the date each purchase payment is credited to your Contract. Each purchase payment carries its own surrender charge, and therefore payment of additional purchase payments will increase the surrender charge amount should you surrender or take a withdrawal from your Contract over the following 7 years. The mortality and expense risk charge for B-Share Class Contracts is 1.15% (assessed daily, as an annual percentage of average Variable Contract Value); and

     L-SHARE CLASS - imposes a surrender charge on withdrawals of up to 8% of each purchase payment. This percentage decreases by 1% annually over the 4 years following the date each payment is credited to your Contract. Beginning on the fifth contract anniversary, there is no surrender charge on any purchase payments. The mortality and expense risk charge for L-Share Class Contracts is 1.65% (assessed daily, as an annual percentage of average Variable Contract Value).

You may wish to purchase a B-Share Class Contract if you are not concerned about the need for access to 100% of your Contract Value without paying a surrender charge over the seven years after you make a purchase payment. The B-Share Class Contract's mortality and expense risk changes are lower than those of the L-Share Class Contracts. Also, you may only elect to receive Purchase Payment Credits if you elect the B-Share Class.

You may wish to purchase an L-Share Class Contract if you feel you will need access to 100% of your money without paying a surrender charge after four years from the Contract Issue date. You will pay higher expenses (including higher mortality and expense risk charge) for this additional liquidity.

PURCHASE PAYMENTS

The minimum amount required to purchase a Contract depends upon several factors. The minimum purchase amount the Company must receive during the first 12 months of the Contract is:

$5,000         Except as described below.

$2,000         For Contracts that qualify for
               special federal income tax
               treatment under Sections 401,
               403(b), 408, 408A, or 457 of the
               Code. This category includes
               qualified pension plans,
               tax-sheltered annuities, individual
               retirement accounts, and certain
               deferred compensation plans.

The Value of   The value of a Contract exchanged
a Contract     pursuant to Section 1035 of the
               Code, if the Company approves the
               transaction prior to the exchange.

$2,000         For a Contract sold to employees of
               the Company and its subsidiaries,
               to employees of CUNA Brokerage and
               its subsidiaries, and to registered
               representatives and other persons
               associated with CUNA Brokerage.
               This category includes both
               individual retirement accounts and
               non-individual retirement accounts.

Unless the minimum purchase amount is paid in full at the time of application, an automatic purchase payment plan must be established to schedule regular payments during the first 12 months of the Contract. Under the Company's automatic purchase payment plan, the Owner can select a monthly payment schedule pursuant to which purchase payments will be automatically deducted from a credit union account, bank account or other source.

The amount paid at time of application and the regular payment schedule established under the automatic purchase plan must total at least the amount shown above as a minimum purchase amount. For example, if $5,000 is the required minimum purchase amount, a $2,000 payment at the time of application and an automatic payment plan amount of $272.73 a month for the next 11 months would be sufficient. Similarly, if $2,000 is the required minimum purchase amount, an initial purchase payment of $166.74 and an automatic payment plan amount of $166.66 for each of the next 11 months would be sufficient. (Tax law limits the amount of annual contributions that the Company is permitted to accept for an individual retirement account, except in the case of a rollover or transfer.)

The minimum size for an initial purchase payment and subsequent purchase payment is $100, unless the payment is made through an automatic purchase payment plan in which case the minimum size is $25. Purchase payments may be made at any time during the Annuitant's lifetime and before the Payout Date. Additional purchase payments after the initial purchase payment are not required (so long as the minimum purchase amount has been paid).

The Company reserves the right not to accept: (1) purchase payments received after the Contract Anniversary following the Annuitant's 85th birthday, (2) purchase payments of less than $100, (3) purchase payments in excess of $1 million, and (4) any additional purchase payments, if mandated under applicable law.

CONTRACT VALUE INCREASE ENHANCEMENT

When the Owner makes a purchase payment the Company will enhance the Owner's Contract Value by an increase percentage if the Owner's cumulative Net Purchase Payments meet or exceed $500,000. Cumulative Net Purchase Payments equal the total of all Net Purchase Payments that the Company has received less any partial withdrawals (including any associated surrender charges) that the Owner has made.

The amount of the Contract Value Increase Enhancement varies by cumulative Net Purchase Payment levels. The chart below sets forth the cumulative Net Purchase Payment levels with the associated increase percentages:

                               ENHANCEMENT AMOUNTS

CUMULATIVE NET PURCHASE PAYMENT
             LEVELS               INCREASE PERCENTAGE
-------------------------------   -------------------
  $500,000 through $999,999.99           0.50%
      $1,000,000 and above               0.70%

The Company will calculate the Contract Value Increase Enhancement as follows:

     (a)  cumulative Net Purchase Payments; multiplied by

     (b)  the applicable increase percentage; minus

     (c) any prior increases to Contract Value as a result of the Contract Value Increase enhancement.

The Company will allocate the amount of the Contract Value Increase Endorsement pro-rata according to the Owner's current purchase payment allocation in the share class elected by the Owner.

The Company funds the Contract Value Increase Enhancement from its general account, and does not charge Owners for the Contract Value Increase Enhancement.

The Company will treat the Contract Value Increase Enhancement as Contract earnings. The Contract Value Increase Enhancement will not be subject to any applicable surrender charge. Contract Value Increase Enhancements are not purchase payments, and therefore, do not increase the amount of surrender charges the Company assesses. However, they will be subject to the same charges as the base contract class. The Contract Value Increase Enhancement may not be available in all states.

Please note that you will not receive both Contract Value Increase Enhancements and Purchase Payment Credits. The Purchase Payment Credits will include any Contract Value Increase Enhancement.

PURCHASE PAYMENT CREDITS

You may elect to receive Purchase Payment Credits, if you elect the Purchase Payment Credit Endorsement. Under the endorsement, each time you make a purchase payment, the Company will enhance, at a cost, your Contract Value by 4% or 5% based on the cumulative Net Purchase Payment levels, as illustrated in the following table:

Cumulative Net Purchase    Purchase Payment
        Payments          Credit Percentage
-----------------------   -----------------
     Up to $250,000               4%
   $250,000 and over              5%

The Company will calculate and apply Purchase Payment Credits the same day that your purchase payment is applied to your Contract Value. The amount of the increase will be any increase due less any prior increases that have been credited. Further, the Company will allocate the amount of the Purchase Payment Credits pro-rata according to your current purchase payment allocation instructions. Currently, once a purchase payment is credited to your Contract Value, it is yours to keep. PLEASE NOTE, HOWEVER, THAT THE COMPANY HAS SUBMITTED AN APPLICATION TO THE SEC IN WHICH THE COMPANY SEEKS EXEMPTIVE RELIEF CONCERNING THE PURCHASE PAYMENT CREDITS. IF THE SEC GRANTS THE COMPANY'S REQUEST FOR EXEMPTIVE RELIEF, THE COMPANY WILL RECAPTURE ANY PURCHASE PAYMENT CREDITS APPLIED TO YOUR CONTRACT DURING THE RIGHT TO EXAMINE PERIOD (IF YOU SURRENDER DURING THE RIGHT TO EXAMINE PERIOD) AND WITHIN 12 MONTHS OF THE ANNUITANT'S DEATH.

The Contract's morality and expense risk charges, and surrender charges are higher if you elect to receive Purchase Payments Credits. However, the Company will not assess charges for the Purchase Payment Credit Endorsement against Contract Value in the Fixed Account.

If you elect the Purchase Payment Credit Endorsement, the surrender charge the Company assesses will be 1% higher than it would be for a B-Share Class Contract without Purchase Payment Credits. However, the duration during which the Company assesses surrender charges, generally 7 years from the date the Company applied the purchase payment, will remain the same. The Company will treat Purchase Payment Credits as Contract earnings for surrender charge and tax purposes.

In addition to the higher surrender charge rates, the assumptions the Company uses in assessing the surrender charge will change. The Company will no longer assume that earnings are withdrawn first. See "Charges and Deductions."

The Purchase Payment Credit Endorsement is not available if you elect the L-Share Class or if you elect the Earnings Enhanced Death Benefit.

The Purchase Payment Credit the Company applies under the Purchase Payment Credit Endorsement will include the increase provided by the Contract Value Increase Endorsement - you will not get both.

EXAMPLES:

Example 1: The Owner submits $1,000,000 purchase payment at Contract issue.

     The Purchase Payment Credit is $1,000,000 x 5% = $50,000.

     No prior Purchase Payment Credits have been applied, so the Company applies the full amount of the Purchase Payment Credit.

Example 2: The Owner submits a $200,000 purchase payment at Contract issue; the Owner makes an additional $500,000 purchase payment on the first Contract Anniversary.

     The Company applies a Purchase Payment Credit at issue of $200,000 x 4% = $8,000.

     At the time of the additional purchase payment.

          -    Cumulative purchase payments equal $200,000 + $500,000 =
               $700,000.

          -    Purchase Payment Credits due are $700,000 x 5% = $35,000.

          -    The Purchase Payment Credits the Company previously applied =
               $8,000.

          - Purchase Payment Credits the Company applies are $35,000 - $8,000 = $27,000.

Example 3: The Owner submits a $200,000 purchase payment at Contract issue; the Owner makes an additional $300,000 purchase payment on the first Contract Anniversary; the Owner takes a $75,000 withdrawal, and then the Owner submits a $500,000 purchase payment.

     At issue the purchase payments the Company applies are $200,000 x 4% = $8,000.

     At the time of the 300,000 additional purchase payment:

          -    Cumulative purchase payments equal $200,000 + $300,000 =
               $500,000.

          -    Purchase Payment Credits due are $500,000 x 5% = $25,000.

          - Total applied with the first additional purchase payment is $25,000 - $8,000 = $17,000.

     With the $75,000 withdrawal:

          -    Cumulative purchase payments equal $500,000 - $75,000 = $425,000.

          -    The Company will not "recapture" Purchase Payment Credits.

     With the $500,000 additional purchase payment:

          -    Cumulative purchase payments equal $425,000 + $500,000 =
               $925,000.

          -    Purchase Payment Credits due are $925,000 x 5% = $46,250.

          -    The Purchase Payment Credits the Company previously applied =
               $25,000.

          - The Purchase Payment Credits the Company credits are $46,250 - $25,000 = $21,250.

The Purchase Payment Credit Endorsement may not be available in all states. The Company reserves the right to discontinue offering the Purchase Payment Credit Endorsement at any time.

ALLOCATION OF PURCHASE PAYMENTS

The Company allocates purchase payments, Contract Value Increase Enhancements and Purchase Payment Credits, if any, to Subaccounts and/or the Fixed Account as instructed by the Owner. An allocation to a Subaccount must be for at least 1% of a purchase payment and be in whole percentages. An allocation to the Fixed Account must be for at least $1,000. A requested allocation of less than $1,000 to the Fixed Account will be transferred to the Money Market Subaccount.

If the application for a Contract is properly completed and is accompanied by all the information necessary to process it, including payment of the initial purchase payment, the initial Net Purchase Payment, Contract Value Increase Enhancements and Purchase Payment Credits, if any, will be allocated to one or more of the Subaccounts or to the Fixed Account within two Valuation Days of receipt by the Company at the Home Office. If the application is not properly completed, the Company reserves the right to retain the purchase payment for up to five Valuation Days while it attempts to complete the application. If information which completes the application is received after 3:00 p.m. Central Time, the initial Net Purchase Payment will be allocated on the next Valuation Day. If the application is not complete at the end of the 5-day period, the Company will inform the applicant of the reason for the delay and the initial purchase payment will be returned immediately, unless the applicant specifically consents to the Company retaining the purchase payment until the application is complete. Once the application is complete, the initial Net Purchase Payment, Contract Value Increase Enhancements and Purchase Payment Credits, if any, will be allocated as designated by the Owner within two Valuation Days.

The Company will process additional purchase payments at the Accumulation Unit value next determined after the Company receives the purchase payments at the Home Office.

CONTRACT VALUE

The Contract Value is the sum of Variable Contract Value, Fixed Contract Value and the value in the Loan Account.

Determining the Variable Contract Value. The Variable Contract Value is determined at the end of each Valuation Period and reflects the investment experience of the selected Subaccounts, after applicable charges. The value will be the total of the values attributable to the Contract in each of the Subaccounts (i.e., Subaccount Value). The Subaccount Values are determined by multiplying that Subaccount's Accumulation Unit value by the number of Accumulation Units.

Determination of Number of Accumulation Units. Any Net Purchase Payment, Contract Value Increase Enhancements or Purchase Payment Credits, if applied, allocated to a Subaccount or Contract Value transferred to a Subaccount is converted into Accumulation Units of that Subaccount. The number of Accumulation Units is determined by dividing the dollar amount being allocated or transferred to a Subaccount by the Accumulation Unit value for that Subaccount. The number of Accumulation Units is increased by additional purchase payments and Contract Value Increase Enhancement or Purchase Payment Credits, if applicable, or allocations. The number of Accumulation Units does not change as a result of investment experience. Any Contract Value transferred, surrendered or deducted from a Subaccount is processed by canceling or liquidating Accumulation Units. The number of Accumulation Units canceled is determined by dividing the dollar amount being removed from a Subaccount by the Accumulation Unit value.

Determination of Accumulation Unit Value. The Accumulation Unit value for a Subaccount is calculated for each Valuation Period by subtracting (2) from (1) and dividing the result by (3), where:

     (1) Is:

          (a) the net assets of the Subaccount as of the end of the Valuation Period;

          (b) plus or minus the net charge or credit with respect to any taxes paid or any amount set aside as a provision for taxes during the Valuation Period.

     (2) The daily charges for mortality and expense risks and administrative expenses and any applicable redemption fees multiplied by the number of days in the Valuation Period.

     (3) The number of Accumulation Units outstanding as of the end of the Valuation Period.

The value of an Accumulation Unit may increase or decrease as a result of investment experience.

TRANSFER PRIVILEGES

General. Before the Payout Date, the Owner may make transfers between the Subaccounts and the Fixed Account as described below.

     - Transfers to the Fixed Account must be at least $1,000 (lesser amounts received are allocated to the Money Market Subaccount).

     - Transfers are not allowed to the DCA 6-month Fixed Period or the DCA One Year Fixed Period.

     - Except for the DCA 6-month Fixed Period and the DCA One Year Fixed Period, transfers out of a Fixed Period are permitted only during the 30-day period before the expiration of that Fixed Period.

     - Transfers from the DCA 6-month Fixed Period and the DCA One Year Fixed Period may be made throughout the Fixed Period.

     - A minimum monthly transfer to the designated Subaccounts is required from each DCA Fixed Period. If no Subaccounts are designated, the minimum transfer amount will be transferred to the Money Market Subaccount. The minimum transfer amount is the monthly sum that will amortize the DCA Fixed Period on its expiration date.

     - You cannot transfer to a Fixed Period if that Fixed Period's duration would extend beyond the Payout Date.

Amounts transferred to a Subaccount will receive the Accumulation Unit value next determined after the transfer request is received. The Company must receive a transfer request by 3:00 p.m. Central Time at its Home Office on a Valuation Day to process your transfer request on that Valuation Day.

No fee is currently charged for transfers but the Company reserves the right to charge $10 for each transfer. Transfers from a DCA Fixed Period are not subject to any transfer fees that we may impose.

Subject to the above, there is currently no limit on the number of transfers that can be made among or between Subaccounts or to or from the Fixed Account.

Transfers may be made by Written Request, fax, Internet, or by telephone.

The Company will send a written confirmation of all transfers. The Company will use reasonable procedures to confirm that fax, Internet, or telephone instructions are genuine. These procedures may include requiring callers to identify themselves and the Owner or others (e.g., Beneficiary) by name, social security number, date of birth, or other identifying information. There are risks associated with fax, Internet, or telephone transactions that don't occur if a Written Request is submitted. Anyone authorizing or making fax, Internet, or telephone requests bears those risks. The Company will not be liable for any liability or losses resulting from unauthorized or allegedly unauthorized fax, Internet, or telephone requests that the Company believes are genuine.

The Company may record telephone requests. The Company reserves the right to suspend telephone (and facsimile) instructions at any time for any class of Contracts for any reason.

Internet and telephone (and facsimile) service may not always be available. Any Internet or telephone (and facsimile), whether it is yours, your service provider's, your sales representative's, or the Company's, can experience outages or slowdowns for a variety of reasons. For example, telephone communications may not be available due to natural disasters (such as hurricanes or earthquakes), man-made disasters (such as acts of terrorism, computer failures, electrical blackouts, or certain fires), or simply because of a high number of calls (which is likely to occur during periods of high market turbulence). These outages or slowdowns may delay or prevent processing your request. Although the Company has taken precautions to help its systems handle heavy use, it cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to the Home Office.

The Company may modify, restrict, or terminate the transfer privileges at any time for any reason.

Additional Transfer Limitations. Frequent, large, or short-term transfers among Subaccounts, such as those associated with "market timing" transactions, can adversely affect the Funds and the returns achieved by Owners. In particular, such transfers may dilute the value of Fund shares, interfere with the efficient management of the Funds, and increase brokerage and administrative costs of the Funds. These costs are borne by all Owners invested in the Subaccounts, not just those making the transfers.

In order to try to protect Owners and the Funds from potentially harmful trading activity, the Company has certain market timing policies and procedures (the "Market Timing Procedures").

Detection. The Company employs various means in an attempt to detect, deter, and prevent frequent, large, or short-term transfer activity among the Subaccounts that may adversely affect other Owners or Fund shareholders. The Company may vary the Market Timing Procedures with respect to the monitoring of potential harmful trading activity from Subaccount to Subaccount, and may be more restrictive with regard to certain Subaccounts than others. However, the Company will apply the Market Timing Procedures, including any variance in the Market Timing Procedures by Subaccount, uniformly to all Owners. The Company also coordinates with the Funds to identify potential market timers, and will investigate any patterns of trading behavior identified by Funds that may not have been captured through operation of the Market Timing Procedures.

Please note that despite its best efforts, the Company may not be able to detect nor stop all harmful trading.

Deterrence. Once an Owner has been identified as a "market timer" under the Market Timing Procedures, the Company notifies the Owner that from that date forward, for three months from the date the Company mailed the notification letter, the telephone transfer and withdrawal privilege will be revoked. He or she will only be permitted to make transfers or withdrawals by Written Request with an original signature conveyed through the U.S. mail or overnight delivery service.

In its sole discretion, the Company may revise the Market Timing Procedures at any time without prior notice as necessary to (i) better detect and deter frequent, large, or short-term transfers that may adversely affect other Owners or Fund shareholders, (ii) comply with state or federal regulatory requirements, or (iii) impose additional or alternate restrictions on market timers (such as dollars or percentage limits on transfers). The Company also reserves the right, to the extent permitted by applicable law, to implement and administer redemption fees imposed by one or more of the Funds in the future. If required by applicable law, the Company may deduct redemption fees imposed by the Funds. Further, to the extent permitted by law, the Company also reserves the right to defer the transfer privilege at any time that it is unable to purchase or redeem shares of the Funds.

The Company currently does not impose redemption fees on transfers, or expressly allow a certain number of transfers in a given period, or limit the size of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than the Company's in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

The Company's ability to detect and deter such transfer activity is limited by its operational and technological systems, as well as by its ability to predict strategies employed by Owners (or those acting on their behalf) to avoid detection. Accordingly, despite the Company's best efforts, it cannot guarantee that the Market Timing Procedures will detect or deter frequent or harmful transfers by such Owners or intermediaries acting on their behalf. The Company applies the Market Timing Procedures consistently to all Owners without waiver or exception.

Fund Frequent Trading Policies. The Funds have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Funds describe any such policies and procedures. The frequent trading policies and procedures of a Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other Funds and the polices and procedures the Company has adopted to discourage market timing and other programmed, large, frequent, or short-term transfers.

Omnibus Orders. Owners and other persons with material rights under the Contracts also should be aware that the purchase and redemption orders received by the Funds generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and individual retirement plan participants. The omnibus nature of these orders may limit each Fund's ability to apply its respective frequent trading policies and procedures. In addition, if a Fund believes that an omnibus order the Company submits may reflect one or more transfer requests from Owners engaged in market timing and other programmed, large, frequent, or short-term transfers, the Fund may reject the entire omnibus order and thereby delay or prevent the Company from implementing your request.

Dollar Cost Averaging. Dollar Cost Averaging is a long-term transfer program that allows you to make regular (monthly, quarterly, semi-annual, or annual) level investments over time. The level investments will purchase more Accumulation Units when their value is lower and fewer units when their value is higher. Over time, the cost per unit averages out to be less than if all purchases had been made at the highest value and greater than if all purchases had been made at the lowest value. If continued over an extended period of time, the dollar-cost averaging method of investment reduces the risk of making purchases only when the price of Accumulation Units is high. It does not guarantee a profit or protect against a loss.

Dollar Cost Averaging (DCA) Transfers. An Owner may choose to systematically or automatically transfer (on a monthly, quarterly, semi-annual, or annual basis) a specified dollar amount from the Money Market Subaccount to one or more Subaccounts. A minimum monthly amount must be systematically transferred from the DCA 6-month Fixed Period and the DCA One Year Fixed Period to one or more Subaccounts. The minimum monthly transfer amount is the monthly sum that will amortize the DCA Fixed Period on its expiration date.

The Company reserves the right to stop DCA transfers from the Subaccount that invests in the Money Market Fund.

Portfolio Rebalancing. An Owner may instruct the Company to automatically transfer (on a quarterly, semi-annual, or annual basis) Variable Contract Value between and among specified Subaccounts in order to achieve a particular percentage allocation of Variable Contract Value among the Subaccounts. Owners may start and stop automatic Variable Contract Value rebalancing at any time and may specify any percentage allocation of Contract Value between or among as many Subaccounts as are available at the time the rebalancing is elected. (If an Owner elects automatic Variable Contract Value rebalancing without specifying such percentage allocation(s), the Company will allocate Variable Contract Value in accordance with the Owner's currently effective purchase payment allocation schedule. This is not applicable if the purchase payment allocations include an allocation to the Fixed Account.) If the Owner does not specify a frequency for rebalancing, the Company will rebalance quarterly. The Company has the right to stop the portfolio rebalancing programs.

Other Types of Automatic Transfers. An Owner may also choose to systematically or automatically transfer (on a monthly, quarterly, semi-annual, or annual basis) Variable Contract Value from one Subaccount to another. Such automatic transfers may be: (1) a specified dollar amount, (2) a specified number of Accumulation Units, (3) a specified percent of Variable Contract Value in a particular Subaccount, or (4) in an amount equal to the excess of a specified amount of Variable Contract Value in a particular Subaccount.

Owners may also automatically transfer the interest from a Fixed Period of the Fixed Account to one or more of the Subaccounts. The minimum DCA or automatic transfer amount is the equivalent of $100 per month. If less than $100 remains in the Subaccount or DCA Fixed Period from which transfers are being made, the entire amount will be transferred. The amount transferred to a Subaccount must be at least 1% of the amount transferred and must be stated in whole percentages. Once elected, automatic transfers remain in effect until the earliest of: (1) the Variable Contract Value in the Subaccount or DCA Fixed Period from which transfers are being made is depleted to zero; (2) the Owner cancels the election; or (3) for three successive months, the Variable Contract Value in the Subaccount from which transfers are being made has been insufficient to implement the automatic transfer instructions. The Company will notify the Owner when automatic transfer instructions are no longer in effect. There is no additional charge for using automatic transfers. The Company reserves the right to stop the automatic transfer programs.

SURRENDERS (REDEMPTIONS) AND PARTIAL WITHDRAWALS

Surrenders. At any time on or before the Payout Date, the Owner may surrender the Contract and receive its Surrender Value by Written Request to the Company. The Company will process the surrender at the Accumulation Unit value next determined after the Written Request is received at the Home Office. The Company must receive your surrender request by 3:00 p.m. Central Time on a Valuation Day to process the request on that Valuation Day. The Surrender Value will be paid in a lump sum unless the Owner requests payment under an Income Payout Option. The Company may apply a market value adjustment and surrender charge upon surrender.

Surrender charges only apply to purchase payments. Therefore, even though the percentage rate of the surrender charge assessed against purchase payments increases by 1% if you elect to receive Purchase Payment Credits, surrender charges are never assessed against the Purchase Payment Credits themselves or against Credit Value Increase Enhancements.

Partial Withdrawals. At any time on or before the Payout Date, an Owner may make withdrawals of the Surrender Value. There is no minimum amount which may be withdrawn but the maximum amount is that which would leave the remaining Surrender Value equal to $2,000. A partial withdrawal request that would reduce the Surrender Value to less than $2,000 is treated as a request for a full surrender of the Contract. The Company will process the withdrawal at the Accumulation Unit value next determined after the request is received at the Home Office. The Company must receive your partial surrender request by 3:00 p.m. Central Time on a Valuation Day to process the request on that Valuation Day. The Company may apply a market value adjustment and surrender charge upon partial withdrawal, which will be deducted from the remaining Contract Value. Surrender charges only apply to purchase payments. Therefore, even though the percentage rate of the surrender charge assessed against purchase payments increases by 1% if you elect to receive Purchase Payment Credits, surrender charges are never assessed against the Purchase Payment Credits themselves or against Credit Value Increase Enhancements.

The Owner may specify the amount of the partial withdrawal to be made from Subaccounts or the Fixed Account. If the Owner does not so specify, or if the amount in the designated Subaccounts or the Fixed Account is not enough to comply with the request, the partial withdrawal (and any applicable market value adjustment and surrender charge) will be made proportionately from the accounts. A contingent deferred sales charge may apply to surrenders and partial withdrawals.

Systematic Withdrawals. Owner(s) may elect to receive periodic partial withdrawals under the Company's systematic withdrawal plan. Such withdrawals will be assessed surrender charges. Under the plan, the Company will make partial withdrawals (on a monthly, quarterly, semi-annual, or annual basis) from designated Subaccounts. Such withdrawals must be at least $100 each. Generally, Systematic Withdrawals may only be made from Variable Contract Value Subaccounts. However, Systematic Withdrawals can be made from the Fixed Account to satisfy Required Minimum Distributions. Additionally, the Company will allow Systematic Withdrawals of interest from Fixed Periods of the Fixed Account. Please note that withdrawals from the Fixed Account may be subject to a market value adjustment. The $100 minimum withdrawal requirement may be waived if the withdrawal is necessary to meet the required minimum distribution under the Code; however, any applicable surrender charge and market value adjustment will continue to apply. Generally, Owners should be at least age 59 1/2 to participate in the systematic withdrawal plan unless they elect to receive substantially equal periodic payments. Beginning a systematic withdrawal plan before the Owner reaches age 59 1/2 may have federal income tax implications.

The withdrawals may be: (1) a specified dollar amount, (2) a specified whole number of Accumulation Units, (3) a specified percent of Variable Contract Value in a particular Subaccount, (4) in an amount equal to the excess of a specified amount of Variable Contract Value in a particular Subaccount, and (5) in an amount equal to an Owner's required minimum distribution under the Code.

Participation in the systematic withdrawal plan will terminate the earliest of the following events: (1) the Variable Contract Value in a Subaccount from which partial withdrawals are being made becomes zero, (2) a termination date specified by the Owner is reached, (3) the Owner requests that his or her participation in the plan cease, or (4) a surrender charge would be applicable to amounts being withdrawn (i.e., partial withdrawals under the systematic withdrawal plan may not include amounts subject to the surrender charge unless one of the exceptions noted below applies).

With regard to (4), an Owner may, by Written Request, request that systematic withdrawals continue even though a surrender charge is deducted in connection with such withdrawals. Also with regard to (4), if the withdrawal is necessary to meet the required minimum distribution under the Code or if necessary to make substantially equal payments as required under the Code, the Company will continue systematic withdrawals even though a surrender charge is deducted.

Automatic Required Minimum Distribution Plan. Certain qualified plans require that you begin to take distributions by age 70 1/2. To help make these distributions, the Company offers its Automatic Required Minimum Distribution plans. The Automatic Required Minimum Distribution plan can be used by individuals participating in a Tax Sheltered Annuity (TSA), Individual Retirement Annuity (IRA), or Simplified Employee Pension (SEP). If the owner elects to use this plan, scheduled withdrawals using the previous December 31 year-end value divided by the appropriate life expectancy factor will automatically be taken from their contract value. These scheduled withdrawal amounts will satisfy minimum distribution requirements for the value in this Contract. If you plan, whether or not you take them under the Automatic Required Minimum Distribution Plan, to take required minimum distributions under your Contract, you should not purchase a Guaranteed Minimum Accumulation Benefit rider because withdrawals will decrease your Guaranteed Minimum Accumulation Benefit Basis.

Restrictions on Distributions from Certain Types of Contracts. There are certain restrictions on surrenders of and partial withdrawals from Contracts used as funding vehicles for Code Section 403(b) retirement programs. Section 403(b)(11) of the Code restricts the distribution under Section 403(b) annuity contracts of: (i) elective contributions made in years beginning after December 31, 1988;
(ii) earnings on those contributions; and iii) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, severance from employment, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Contracts or under the terms of the plans in respect of which Qualified Contracts are issued.

There may be federal income tax implications to surrenders and partial withdrawals. Owners should consult with their tax adviser before requesting a surrender or partial withdrawal. The Company reserves the right to stop offering the systematic withdrawal plan at any time.

CONTRACT LOANS

Owners of Contracts issued in connection with retirement programs meeting the requirements of Section 403(b) of the Code (other than those programs subject to Title 1 of the Employee Retirement Income Security Act of 1974) may borrow from the Company using their Contracts as collateral. Loans are subject to the terms of the Contract, the retirement program and the Code. Loans are described in more detail in the SAI.

DEATH BENEFIT BEFORE THE PAYOUT DATE

Naming different persons as Owner(s), Annuitant(s), and Beneficiary(ies) can have important impacts on whether the death benefit is paid, and on who would receive it. Carefully consider the potential consequences under various scenarios when naming Owners, Annuitants, and Beneficiaries, and consult your sales representative or financial advisor.

Death of an Owner. If any Owner dies before the Payout Date, any surviving Owner becomes the sole Owner. If there is no surviving Owner, the Annuitant becomes the new Owner unless the deceased Owner was also the Annuitant. If the sole deceased Owner was also the Annuitant, then the provisions relating to the death of an Annuitant (described below) will govern unless the deceased Owner was one of two joint Annuitants. In the latter event, the surviving Annuitant becomes the Owner.

If there is a non-natural Owner, the death or change of an Annuitant will be treated as the death of an Owner for these purposes. The following options are available to a sole surviving Owner or a new Owner:

     (1) If the Owner is the spouse of the deceased Owner, he or she may continue the Contract as the new Owner.

     (2) If the Owner is not the spouse of the deceased Owner he or she may elect, within 60 days of the date the Company receives Due Proof of
          Death:

          (a) to receive the Surrender Value in a single sum within 5 years of the deceased Owner's death; or

          (b) to apply the Surrender Value within 1 year of the deceased Owner's death to one of the Income Payout Options provided that payments under the option are payable over the new Owner's life or over a period not greater than the new Owner's life expectancy.

If he or she does not elect one of the above options, the Company will pay the Surrender Value five years from the date of the deceased Owner's death.

Under any of these options, sole surviving Owners or new Owners may exercise all Ownership rights and privileges from the date of the deceased Owner's death until the date that the Surrender Value is paid.

Death of the Annuitant. If the Annuitant dies before the Payout Date, the Company will pay the death benefit described below to the Beneficiary named by the Owner in a lump sum. (Owners and Beneficiaries also may name successor Beneficiaries.) If there is no surviving Beneficiary, the Company will pay the death benefit to the Owner or the Owner's estate. In lieu of a lump sum payment, the Beneficiary may elect, within 60 days of the date the Company receives Due Proof of Death of the Annuitant, to apply the death benefit to an Income Payout Option. If the Annuitant who is also an Owner dies, the Beneficiary may only apply the death benefit payment to an Income Payout Option if:

     (1) payments under the option begin within 1 year of the Annuitant's death; and

     (2) payments under the option are payable over the Beneficiary's life or over a period not greater than the Beneficiary's life expectancy.

In lieu of a lump sum payment, if the Beneficiary is the deceased Annuitant's spouse, then he or she may elect to continue the Contract.

Basic Death Benefit. The basic death benefit is an amount equal to the greater of:

     (1) aggregate Net Purchase Payments made under the Contract less a proportional adjustment for partial withdrawals as of the Valuation Date the Company receives Due Proof of Death; or

     (2) Contract Value as of the Valuation Date the Company receives Due Proof of Death;

The death benefit will be reduced by any outstanding Loan Amount and any applicable premium expense charges not previously deducted. PLEASE NOTE: THE COMPANY HAS SUBMITTED AN APPLICATION TO THE SEC IN WHICH THE COMPANY SEEKS EXEMPTIVE RELIEF CONCERNING THE PURCHASE PAYMENT CREDITS. IF THE SEC GRANTS THE COMPANY'S REQUEST FOR EXEMPTIVE RELIEF, THE COMPANY WILL RECAPTURE ANY PURCHASE PAYMENT CREDITS APPLIED TO YOUR CONTRACT VALUE WITHIN 12 MONTHS OF THE ANNUITANT'S DEATH. The Contract also offers additional guaranteed death benefit choices as riders to the Contract. These additional choices enhance the death benefit and are available at an additional charge. Please see the Riders section for more details.

Proportional Adjustment for Partial Withdrawals. When calculating the basic death benefit amount, as described above, an adjustment is made to aggregate Net Purchase Payments for partial withdrawals taken from the Contract. The proportional adjustment for partial withdrawals is calculated by dividing (1) by
(2) and multiplying the result by (3) where:

     (1)  Is the partial withdrawal amount;

     (2)  Is the Contract Value immediately prior to the partial withdrawal; and

     (3) Is the sum of Net Purchase Payments immediately prior to the partial withdrawal less any adjustment for prior partial withdrawals (including any applicable market value adjustments and surrender charges).

                              MISCELLANEOUS MATTERS

PAYMENTS

Any surrender, partial withdrawal, Contract loan, or death benefit usually will be paid within seven days of receipt of a Written Request, any information or documentation reasonably necessary to process the request, and (in the case of a death benefit) receipt and filing of Due Proof of Death. However, payments may be postponed if:

     (1) the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the SEC; or

     (2)  the SEC permits the postponement for the protection of Owners; or

     (3) the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of the value of the Variable Account's net assets not reasonably practicable.

If a recent check or draft has been submitted, the Company has the right to delay payment until it has assured itself that the check or draft has been honored.

The Company has the right to defer payment of any surrender, partial withdrawal, or transfer from the Fixed Account for up to six months from the date of receipt of Written Request for such a surrender or transfer. In addition, the Company may defer payment from the Fixed Account for up to two months from the date we receive Due Proof of Death. Interest will be added to the amount paid, if required by a particular jurisdiction. Interest will be calculated at the rate required and for a time period required by law or regulation.

If mandated under applicable law, the Company may be required to reject a purchase payment. The Company may also be required to provide additional information about your account to government regulators. In addition, the Company may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits, until instructions are received from the appropriate regulator.

MODIFICATION

Upon notice to the Owner and as permitted by applicable law, the Company may modify the Contract:

     (1) to permit the Contract or the Variable Account to comply with any applicable law or regulation issued by a government agency;

     (2) to assure continued qualification of the Contract under the Code or other federal or state laws relating to retirement annuities or variable annuity contracts;

     (3)  to reflect a change in the operation of the Variable Account;

     (4) to combine the Variable Account with any of our other separate accounts and/or create new separate accounts;

     (5) to transfer the assets of any Subaccount to any other Subaccount, and to add new Subaccounts and make such Subaccounts available to any class of contracts as we deem appropriate;

     (6) to transfer assets from the Variable Account to another separate account;

     (7) to deregister the Variable Account under the 1940 Act if such registration is no longer required;

     (8) to operate the Variable Account as a management investment company under the 1940 Act (including managing the Variable Account under the direction of a committee) or in any other form permitted by law;

     (9) to restrict or eliminate any voting rights of Owners or other persons having such rights as to the Variable Account;

     (10) to add new funds or remove existing funds;

     (11) to eliminate or combine any Subaccounts and transfer the assets of any Subaccount to any other Subaccount; or

     (12) to make any other changes to the Variable Account or its operations as may be required by the 1940 Act or other applicable law or regulation.

In the event of most such modifications, the Company will make appropriate endorsement to the Contract.

REPORTS TO OWNERS

At least annually, the Company will mail to each Owner, at such Owner's last known address of record, a report setting forth the Contract Value (including the Contract Value in each Subaccount and each Fixed Amount), purchase payments paid and charges deducted since the last report, partial withdrawals made since the last report, individualized rate of return (based on contract fees, charges, riders and deposits) and any further information required by any applicable law or regulation.

INQUIRIES

Inquiries regarding a Contract may be made in writing to the Company at its Home Office.

                              INCOME PAYOUT OPTIONS

PAYOUT DATE AND PROCEEDS

The Owner selects the Payout Date. For Non-Qualified Contracts, the Payout Date may not be after the later of the Contract Anniversary following the Annuitant's 85th birthday or 10 years after the Contract Issue Date. For Qualified Contracts, the Payout Date must be no later than the Annuitant's age 70 1/2 or any other date meeting the requirements of the Code.

The Owner may change the Payout Date subject to the following limitations: (1) the Owner's Written Request must be received at the Home Office at least 30 days before the current Payout Date, and (2) the requested Payout Date must be a date that is at least 30 days after receipt of the Written Request. The Payout Date may be no earlier than 30 days after the issue date.

On the Payout Date, the Payout Proceeds will be applied under the Single Life Income Option with ten years guaranteed, unless the Owner elects to have the proceeds paid under another payment option or to receive the Surrender Value in a lump sum. Unless the Owner instructs the Company otherwise, amounts in the Fixed Account will be used to provide a Fixed Income Payout Option and amounts in the Variable Account will be used to provide a variable Income Payout Option.

The Payout Proceeds equal the Contract Value:

     (1)  plus or minus any applicable market value adjustment;

     (2) minus any applicable surrender charge if Income Payout Option 1 or Option 2 (with variable Income Payments) are selected;

     (3) minus the pro-rated portion of the annual Contract fee or rider charges (unless the Payout Date falls on the Contract Anniversary);

     (4)  minus any applicable Loan Amount; and

     (5)  minus any applicable premium expense charge not yet deducted.

ELECTION OF INCOME PAYOUT OPTIONS

On the Payout Date, the Payout Proceeds will be applied under an available Income Payout Option, unless the Owner elects to receive the Surrender Value in a single sum. If an election of an Income Payout Option is not on file at the Home Office on the Payout Date, the proceeds will be paid as a life income annuity with payments for ten years guaranteed. An Income Payout Option may be elected, revoked, or changed by the Owner at any time before the Payout Date while the Annuitant is living. The election of an option and any revocation or change must be made by Written Request. The Owner may elect to apply any portion of the Payout Proceeds to provide either variable Income Payments or fixed Income Payments or a combination of both.

The Company reserves the right to refuse the election of an Income Payout Option other than paying the Payout Proceeds in a lump sum if the total amount applied to an Income Payout Options would be less than $2,500, or each Income Payment would be less than $20.00.

FIXED INCOME PAYMENTS

Fixed Income Payments are periodic payments from the Company to the designated Payee, the amount of which is fixed and guaranteed by the Company. The amount of each payment depends only on the form and duration of the Income Payout Option chosen, the age of the Annuitant, the gender of the Annuitant (if applicable), the amount applied to purchase the Income Payments and the applicable income purchase rates in the Contract. Except for Options 1 and 2A, the income purchase rates in the Contract are based on a minimum guaranteed interest rate of 3.5%. For Options 1 and 2A, the income purchase rates are based on an effective annual interest rate of 2%. The Company may, in its sole discretion, make Income Payments in an amount based on a higher interest rate.

VARIABLE INCOME PAYMENTS

The dollar amount of the first variable Income Payment is determined in the same manner as that of a fixed Income Payment. Variable Income Payments after the first payment are similar to fixed Income Payments except that the amount of each payment varies to reflect the net investment performance of the Subaccount(s) selected by the Owner or Payee.

The net investment performance of a Subaccount is translated into a variation in the amount of variable

Income Payments through the use of Income Units. The amount of the first variable Income Payment associated with each Subaccount is applied to purchase Income Units at the Income Unit value for the Subaccount as of the Payout Date. The number of Income Units of each Subaccount attributable to a Contract then remains fixed unless an exchange of Income Units is made as described below. Each Subaccount has a separate Income Unit value that changes with each Valuation Period in substantially the same manner as do Accumulation Units of the Subaccount.

The dollar value of each variable Income Payment after the first is equal to the sum of the amounts determined by multiplying the number of Income Units by the Income Unit value for the Subaccount for the Valuation Period which ends immediately preceding the date of each such payment. If the net investment return of the Subaccount for a payment period is equal to the pro-rated portion of the 3.5% annual assumed investment rate, the variable Income Payment for that period will equal the payment for the prior period. To the extent that such net investment return exceeds an annualized rate of 3.5% for a payment period, the payment for that period will be greater than the payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 3.5%, the payment for that period will be less than the payment for the prior period.

After the Payout Date, a Payee may change the selected Subaccount(s) by Written Request up to four times per Contract Year. Such a change will be made by exchanging Income Units of one Subaccount for another on an equivalent dollar value basis. See the Statement of Additional Information for examples of Income Unit value calculations and variable Income Payment calculations.

DESCRIPTION OF INCOME PAYOUT OPTIONS

Unless otherwise noted, once an option is selected and Income Payments begin, the value of any remaining payments can not be surrendered or withdrawn and paid in a single sum.

Option 1 - Interest Option. (Fixed Income Payments Only) The proceeds are left with the Company to earn interest at a compound annual rate to be determined by the Company but not less than 2%. Interest will be paid every month or every 12 months as the Payee selects. Under this option, the Payee may withdraw part or all of the proceeds at any time. This option may not be available in all states.

Option 2A - Installment Option - Fixed Payments. The Company makes Fixed monthly Income Payments for a number of years between 5 and 30 selected by the Owner. In the event of the Payee's death, a successor Payee may receive the payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

Option 2B - Installment Option - Variable Payments. The Company makes monthly Income Payments for a number of years between 5 and 30 selected by the Owner. In the event of the Payee's death, a successor Payee may receive the payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or it the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee. The Payee may elect at anytime by Written Request to surrender the income option and receive the commuted value of the remaining payments. The Payee also may elect at any time by Written Request to withdraw a portion of commuted value of the remaining payments (i.e. the future value of your remaining payments will be reduced proportionally by the withdraw). The commuted value of the payments will be calculated as described in the Contract.

Option 3A - Single Life Income Guaranteed Period Certain. The Company makes monthly Income Payments during the Annuitant's lifetime with the guarantee that payments will be made for a period of five, ten, fifteen, or twenty years as selected by the Owner. In the event of the Annuitant's death before the expiration of the specified number of years, the Payee or a successor Payee may receive the remaining payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

Option 3B - Single Life Income. The same as Option 3A except that payments are not guaranteed for a specific number of years but only for the lifetime of the Annuitant. UNDER THIS OPTION, A PAYEE COULD RECEIVE ONLY ONE PAYMENT IF THE ANNUITANT DIES AFTER THE FIRST PAYMENT, TWO PAYMENTS IF THE ANNUITANT DIES AFTER THE SECOND PAYMENT, ETC.

Option 4A - Joint and Survivor Life Income - Guaranteed Period Certain. The Company makes monthly Income Payments for as long as either of two joint Annuitants remain alive, with the guarantee that payments will be made for a period of five, ten, fifteen, or twenty years as selected by the Owner. If after the second Annuitant dies, payments have been made for fewer than the selected number of years, payments will be made to the Payee or any successor Payee who was not a joint Annuitant or such successor Payee may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no such successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

The minimum amount of each fixed payment and the initial payment amount for variable Income Payout

Options will be determined from the tables in the Contract that apply to the particular option using the Annuitant's age (and if applicable, gender). Age will be determined from the last birthday at the due date of the first payment.

Option 4B - Joint and Survivor Life Income. The Company makes monthly Income Payments for as long as either of two joint Annuitants remains alive. The same as Option 4A except that payments are not guaranteed for a specific number of years. UNDER THIS OPTION, A PAYEE COULD RECEIVE ONLY ONE PAYMENT IF BOTH ANNUITANTS DIE AFTER THE FIRST PAYMENT, TWO PAYMENTS IF BOTH ANNUITANTS DIE AFTER THE SECOND PAYMENT, ETC.

Option 5A - Single Life Income - Payments Adjusted For Inflation - Guaranteed Period Certain (Fixed Income Payments Only). The Company makes monthly Income Payments adjusted for inflation as described below during the Annuitant's lifetime with the guarantee that payments will be made for a period of ten years or twenty years as selected by the Owner. In the event of the Annuitant's death before the expiration of the specified number of years, the Payee or a successor Payee may receive the remaining payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

Option 5B - Single Life Income - Payments Adjusted For Inflation (Fixed Income Payments Only). The Company makes monthly Income Payments adjusted for inflation as described below for as long as the Annuitant lives. The same as Option 5A except that payments are not guaranteed for a specific number of years. UNDER THIS OPTION, A PAYEE COULD RECEIVE ONLY ONE PAYMENT IF THE ANNUITANT DIES AFTER THE FIRST PAYMENT, TWO PAYMENTS IF THE ANNUITANT DIES AFTER THE SECOND PAYMENT, ETC.

Option 6A - Joint and Survivor Life Income - Payments Adjusted For Inflation - Guaranteed Period Certain (Fixed Income Payments Only). The Company makes monthly Income Payments adjusted for inflation as described below for as long as either of two joint Annuitants remain alive, with the guarantee that payments will be made for a period of five, ten, fifteen, or twenty years as selected by the Owner. If after the second Annuitant dies, payments have been made for fewer than the selected number of years, payments will be made to the Payee or any successor Payee who was not a joint Annuitant or such successor Payee may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no such successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

Option 6B - Joint and Survivor Life Income - Payments Adjusted For Inflation (Fixed Income Payments Only). The Company makes monthly Income Payments adjusted for inflation as described below for as long as two joint Annuitants remain alive. The same as Option 6A except that payments are not guaranteed for a specific number of years. UNDER THIS OPTION, A PAYEE COULD RECEIVE ONLY ONE PAYMENT IF BOTH ANNUITANTS DIE AFTER THE FIRST PAYMENT, TWO PAYMENTS IF BOTH ANNUITANTS DIE AFTER THE SECOND PAYMENT, ETC.

Option 7 - Single Life Income - Payments Adjusted For Inflation - Lifetime Payout with Cash Refund (Fixed Income Payments Only). The Company will make monthly Income Payments adjusted for inflation as described below for as long as the Annuitant lives. The total amount paid under this option will be at least equal to the Contract Value applied. If the Annuitant dies and the total of all Income Payments paid is less than the Contract Value applied to this option, the difference will be payable to the Payee or a successor Payee in a lump sum. If there is no successor Payee, it will be payable to the Payee's estate.

Option 8 - Joint and Survivor Life Income - Payments Adjusted For Inflation - Lifetime Payout with Cash Refund (Fixed Income Payments Only). The Company will make monthly Income Payments adjusted for inflation as described below for as long as either of two joint Annuitants remains alive. The total amount paid under this option will be at least equal to the Contract Value applied. If at the death of the second Annuitant, the total of all Income Payments paid is less than the Contract Value applied to this option, the difference will be payable to the Payee or a successor Payee in a lump sum. If there is no successor Payee, it will be payable to the last surviving Payee's estate.

Adjustments for Inflation. For Options 5A, 5B, 6A, 6B, 7, and 8, Income Payments will be adjusted for inflation at the beginning of each calendar year. The adjustment is based on the percentage increase in the Consumer Price Index - Urban Wage Earners and Clerical Workers (Current Series) for the 12-month period ended September 30 of the prior calendar year. If the change in the index is negative, no adjustment will be made. If the CPI-W is discontinued, a substitute index will be used. Such substitute index may be subject to approval by your state insurance department. The Company reserves the right to discontinue offering settlement options 5A, 5B, 6A, 6B, 7, and 8 if the U.S. Treasury Department no longer issues new Treasury Inflation Protection Securities.

Alternate Payment Option. In lieu of one of the above options, the Payout Proceeds or death benefit, as applicable, may be applied to any other payment option made available by the Company or requested and agreed to by the Company.

Please note that annuity options without a life contingency (e.g., Options 1, 2A and 2B may not satisfy required minimum distribution rules. Consult a tax advisor before electing one of these options.

DEATH BENEFIT AFTER THE PAYOUT DATE

If an Owner dies after the Payout Date, any surviving Owner becomes the sole Owner. If there is no surviving Owner, the successor Payee becomes the new Owner. If there is no successor Payee, the surviving Annuitant becomes the new Owner. Such Owners will have the rights of Owners after the Payout Date, including the right to name successor Payees if the deceased Owner had not previously done so. The death of an Annuitant after the Payout Date will have the effect stated in the Income Payout Option pursuant to which Income Payments are being made.

                             CHARGES AND DEDUCTIONS

MORTALITY AND EXPENSE RISK CHARGES

The Company deducts a mortality and expense risk charge from the Variable Account. The charges are computed and deducted on a daily basis, and are equal to an annual rate of (i) 1.15% of the average daily net assets of the Variable Account for the B-Share, (ii) 1.60% of the average daily net assets of the Variable Account if you elect to receive Purchase Payments Credits, and (iii) 1.65% of the average daily net assets of the Variable Account for the L-Share Class.

The mortality risk the Company assumes is that Annuitants may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each Payee is assured that longevity will not have an adverse effect on the Income Payments received. The mortality risk that the Company assumes also includes a guarantee to pay a death benefit if the Annuitant dies before the Payout Date. The expense risk that the Company assumes is the risk that the administrative fees and transfer fees (if imposed) may be insufficient to cover actual future expenses.

The Company may use any profits from this charge to finance other expenses, including expenses incurred in the administration of the Contracts and distribution expenses related to the Contracts, or for any other purpose.

ADMINISTRATIVE CHARGE

The Company deducts a daily administrative charge to compensate it for administrative expenses it incurs. The charge is deducted at an annual rate of 0.15% of the average daily net assets of the Variable Account.

FUND EXPENSES

Because the Variable Account purchases shares of the Funds, the net assets of the Variable Account will reflect the investment management fees and other operating expenses incurred by such Funds. A more detailed description of these fees and expenses may be found in the Funds' prospectus, which follows this Prospectus. Please note that the Funds and their investment adviser are affiliated with the Company. In addition, as discussed under "Servicing Fees" above, the Funds pay the Company for providing certain administrative services.

SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)

Charge for Partial Withdrawal or Surrender. No sales charge deduction is made from purchase payments when amounts are deposited into the Contracts. However, if any amount is withdrawn or surrendered within seven years (B-Share Contracts) or four years (L-Share Contracts) of being received by the Company, the Company will withdraw the amount requested and deduct a surrender charge from the remaining Contract Value. The Company deducts a surrender charge to compensate it for the distribution costs when Owners surrender or withdraw before distribution costs have been recovered.

The surrender charge is calculated by multiplying the applicable charge percentage (as shown below) by the amount of purchase payments surrendered. This means that you would pay the same charge at the time of withdrawal or surrender regardless of whether your Contract Value has increased or decreased. There is no surrender charge for withdrawal of Contract Value in excess of aggregate purchase payments (less withdrawals of such payments). The surrender charge generally is calculated using the assumption that all Contract Value in excess of aggregate purchase payments (less withdrawals of such payments) is surrendered before any purchase payments and that purchase payments are surrendered on a first-in-first-out basis. This assumption works to your advantage if you anticipate a current need to assess your Contract Value.

However, if you elect to receive Purchase Payment Credits, the assumptions the Company uses in assessing the surrender charge are different. The Company will assume that earnings will be withdrawn last. Specifically, in applying the surrender charge with a Purchase Payment Credit, the Company will assume Contract Value is withdrawn as follows: first, the oldest purchase payments are withdrawn; second, 10% of purchase payments free of surrender charge will be withdrawn; and finally, purchase payments subject to surrender charge will be withdrawn.

After all purchase payments have been withdrawn (and all surrender charges paid) earnings will be withdrawn. This change in withdrawal order has no impact on taxation of the withdrawal. However, it does mean that you will not have access to 100% of the gain in your Contract without first withdrawing 100% of your purchase payments and paying any associated surrender charges. This assumption works to your disadvantage if you anticipate a current need to assess your Contract Value. The surrender charge schedule varies by Class and whether you have elected to receive Purchase Payment Credits. The schedule is set forth below:

                                  CHARGE AS A
NUMBER OF FULL                   PERCENTAGE OF
 YEARS BETWEEN                      PURCHASE      CHARGE AS A
    DATE OF       CHARGE AS A      PAYMENT -     PERCENTAGE OF
   PURCHASE        PERCENTAGE       PURCHASE        PURCHASE
  PAYMENT AND     OF PURCHASE       PAYMENT        PAYMENT -
    DATE OF        PAYMENT -        CREDITS         L-SHARE
   SURRENDER     B-SHARE CLASS      ELECTED          CLASS
--------------   -------------   -------------   -------------
0                      8%              9%              8%
1                      7%              8%              7%
2                      6%              7%              6%
3                      5%              6%              5%
4                      4%              5%              0%
5                      3%              4%              0%
6                      2%              3%              0%
7+                     0%              0%              0%

For B-Share Class Contracts issued in conjunction with plans that qualify under
Section 457(f) of the Code, the schedule of percentages shown above will apply from the Contract Issue Date to the date of surrender, rather than from the number of years since the purchase payment was made.

Assuming you elect to receive Purchase Payment Credits and you withdraw all purchase payments within one year of payment, in no event will the surrender charges the Company imposes, when added to any surrender charges previously assessed on the Contract exceed 8.1% of aggregate purchase payments made to date for that Contract. The surrender charge percentage rate in this case is 9% of purchase payments withdrawn, but 10% of these payments will not be assessed a surrender charge, as described below. The maximum surrender charge imposed on a single withdrawal is 9%, assuming the amount not subject to surrender charge for the contract year has already been utilized by a prior withdrawal.

Amounts Not Subject to Surrender Charge. In each Contract Year, earnings may be withdrawn free of surrender charges. In addition, up to 10% of an amount equal to the aggregate purchase payments still subject to a surrender charge (computed at the time of the withdrawal or surrender) may be withdrawn or surrendered during that year without a surrender charge. Any amounts surrendered or withdrawn in excess of this 10% will be assessed a surrender charge. This right is not cumulative from Contract Year to Contract Year. For B-Share Class Contracts issued in conjunction with Section 457(f) Plans, in each Contract Year, up to 10% of an amount equal to the aggregate purchase payments (computed at the time of withdrawal or surrender) may be withdrawn or surrendered during that year without a surrender charge. Ten percent of the portion of the withdrawal that exceeds the earnings will be free of surrender charge. The other 90% will be subject to the surrender charge rate as outlined in the above chart. A surrender charge is not assessed on Contract Value Increase Enhancements or Purchase Payment Credits.

Waiver of Market Value Adjustment and Surrender Charge.(This benefit may be exercised only one time). In most states, the Contract provides that, upon Written Request from the Owner before the Payout Date, the surrender change and any applicable market value adjustment will be waived on one partial withdrawal or surrender if the Annuitant is:

     (1) confined to nursing home or hospital after the Contract is issued (as described in the Contract); or

     (2) becomes terminally ill after the Contract is issued (as described in the Contract); or

     (3) becomes unemployed at least one year after the Contract is issued, has received unemployment compensation for at least 30 days and is receiving it at the time of the withdrawal or surrender (as described in the Contract); or

     (4) the Annuitant's primary residence is located in an area that is declared a presidential disaster area and $50,000 of damage is sustained to the residence as a result of the disaster and after the Contract is issued (as described in the Contract).

The waiver is not available in some states, and, therefore, is not described in Contracts issued in those states. The terms under which the surrender charge and any applicable market value adjustment will be waived may vary in some states and are described in Contracts issued in those states. This benefit may be exercised only one time.

ANNUAL CONTRACT FEE

On each Contract Anniversary before the Payout Date, the Company deducts an annual Contract fee of $30 to pay for administrative expenses. The fee is deducted from each Subaccount and from the Fixed Account based on a proportional basis. The Company reserves the right to deduct the annual Contract Fee upon surrender of a Contract on a date other than a Contract Anniversary. A pro-rated portion of the fee is deducted upon application to an

Income Payout Option. After the Payout Date, the annual Contract fee is deducted from variable Income Payments. The Company does not deduct the annual Contract fee on Contracts with a Contract Value of $50,000 or more on the Contract Anniversary. The Contract fee will not be charged after the Payout Date when a Contract with a Contract Value of $50,000 or more has been applied to an Income Payout Option.

TRANSFER PROCESSING FEE

Currently no fee is charged for transfers. However, the Company reserves the right to charge $10 for each transfer to compensate it for transfer processing costs. The transfer charge is not applicable to transfers from the DCA 6-month Fixed Period or the DCA One Year Fixed Period. Each Written Request or telephone/fax authorization is considered to be one transfer, regardless of the number of Subaccounts or Fixed Amounts affected by the transfer. The transfer fee is deducted from the account from which the transfer is made. If a transfer is made from more than one account at the same time, the transfer fee is deducted pro-rata from the accounts.

DUPLICATE CONTRACT CHARGE

You can obtain a summary of your Contract at no charge. There will be a $30 charge for a duplicate Contract. In addition, a Written Request is needed to request a duplicate Contract.

PREMIUM TAXES

Various states and other governmental entities levy a premium tax on annuity contracts issued by insurance companies. Premium tax rates currently range from 0% to 3.5%. This range is subject to change based on current state law. If premium taxes are applicable to a Contract, the jurisdiction may require payment
(a) from purchase payments as they are received, (b) from Contract Value upon withdrawal or surrender, (c) from Payout Proceeds upon application to an Income Payout Option, or (d) upon payment of a death benefit. The Company will forward payment to the taxing jurisdiction when required by law. Although the Company reserves the right to deduct premium taxes at the time such taxes are paid to the taxing authority, currently the Company does not deduct premium tax unless the Contract is annuitized.

OTHER TAXES

Currently, no charge is made against the Variable Account for any federal, state or local taxes (other than premium taxes) that the Company incurs or that may be attributable to the Variable Account or the Contracts. The Company may, however, make such a charge in the future from Surrender Value, death benefit proceeds, amounts applied to Income Payout Options, or Income Payments, as appropriate.

LOAN INTEREST CHARGE

While a loan is outstanding, loan interest is payable at the end of each Contract Year or, if earlier, on the date of loan repayment, surrender, termination, or death of the Annuitant. Loan interest is charged in arrears on the amount of an outstanding loan. Loan interest that is unpaid when due will be added to the amount of the loan at the end of each Contract Year and will bear interest at the same rate.

The Company charges an annual interest rate of 6.5% on loans. After offsetting the 3% interest the Company guarantees it will credit to the Loan Account, the maximum guaranteed net cost of loans is 3.5% (annually).

ENHANCED DEATH BENEFIT RIDER CHARGES

The 3% Annual Guarantee Death Benefit rider carries an annual charge of 0.20% of average monthly Contract Value for the prior year. The Maximum Anniversary Value Death Benefit carries an annual charge of 0.15% of average monthly Contract value for the prior year; while the Earnings Enhanced Death Benefit Rider carries an annual charge of 0.30% of average monthly Contract Value for the prior year. In addition, the Spouse Beneficiary Death Benefit Rider carries an annual charge of 0.05% of average monthly Contract Value for the prior year. These charges, which are intended to compensate the Company for the costs and risks assumed by the Company in providing the riders, will be assessed on each Contract Anniversary. Each charge will be based on the average monthly Contract Value for the previous 12 months. The charge will be deducted from the Subaccounts and Fixed Amounts on a pro-rata basis. A pro-rata portion of this charge will be deducted upon surrender payment of death proceeds, or selection of an Income Payout Option, if the surrender payment of death proceeds or selection of an Income Payout Option does not occur on a Contract Anniversary.

ENDORSEMENT CHARGES

Currently there is no charge for the Income Payment Increase Endorsement; however, the Company reserves the right to charge up to $150 for the endorsement. If a charge is assessed, it will be deducted from the additional amount received before it is added to the Contract Value applied to the Income Payment Option.

Generally, there is no charge for the Change of Annuitant Endorsement, however, if the Owner exercises the rights under this endorsement during the first two Contract Years, the Company reserves the right to charge up to $150 to offset the Company's expenses incurred in connection with the endorsement. If a fee is imposed, this fee will be deducted from the Contract Value at the time of the change of Annuitant. The Change of Annuitant Endorsement is subject to a number of conditions.

GUARANTEED LIVING BENEFIT CHARGES

Guaranteed Living Benefit charges are assessed on each Contract Anniversary and are shown as a percentage of average monthly Contract Value for the prior Contract year. The monthly date used for the calculation of average monthly Contract Value is the same day each month as the Contract Issue Date.

For Guaranteed Withdrawal Benefit riders issued on and after the date of this prospectus, the Guaranteed Minimum Withdrawal Benefit charge varies by the death benefit elected.

     - It is currently 0.65% for Guaranteed Minimum Withdrawal Benefit with Minimum Guarantee Death Benefit. The guaranteed maximum charge is 1.0%;

     - It is currently 0.80% for the Guaranteed Minimum Withdrawal Benefit with Maximum Anniversary Death Benefit. The guaranteed maximum charge is 1.15%; and

     - It is currently 0.65% if you convert from a Guaranteed Minimum Accumulation benefit to a Guaranteed Minimum Withdrawal Benefit. The guaranteed maximum charge is 1.0%.

For Guaranteed Minimum Accumulation Benefit Riders issued after October 30, 2006, the Company currently charges 0.50%. This charge is guaranteed unless you elect to step-up or renew your benefit. In that case, the charge will be the same as the charge for newly issued riders. If the Company no longer issues these riders, the charge will be set at the sole discretion of the Company.

For Guaranteed Minimum Withdrawal Benefit riders issued between October 30, 2006 and October 29, 2007 and as available in your state, the Guaranteed Minimum Withdrawal Benefit charge is 0.60%.

The guaranteed maximum charge for each of the Guaranteed Minimum Withdrawal Benefit and the Guaranteed Minimum Accumulation Benefit riders generally issued before October 30, 2006 is 1% Currently, the Company charges 0.50% for those riders.

If the benefit is in effect on the Contract Issue Date, the Company will not assess a charge for the benefit until the first Contract Anniversary.

ADDITIONAL INFORMATION

The Company sells the Contracts through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of the Company. The Company pays commissions to the broker-dealers for selling the Contracts. You do not directly pay this commission, the Company does. The Company intends to recover commissions, marketing, administrative and other expenses and the cost of Contract benefits through the fees and charges imposed under the Contracts. See "Distribution of the Contracts" for more information.

                             OPTIONAL DEATH BENEFITS

If the Owner elects one of the following enhanced death benefit riders, the death benefit will not be paid as described above under the heading "Death Benefit Before the Payout Date," and will be calculated as described below. The Company assesses a charge for each of the optional death benefit riders. Please consult a competent tax adviser before electing any of these riders in connection with a Qualified Contract. The tax rules for Qualified Contracts may limit the value of a rider or endorsement.

MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

This rider provides a minimum death benefit prior to the Payout Date equal to the Maximum Anniversary Value (as described below) less any Loan Amounts and premium taxes not previously deducted. On the issue date, the Maximum Anniversary Value is equal to the initial Net Purchase Payment. After the issue date, the Maximum Anniversary Value will be calculated on three different dates:

     (1)  the date an additional purchase payment is received by the Company,

     (2)  the date of payment of a partial withdrawal, and

     (3)  on each Contract Anniversary.

When a purchase payment is received, the Maximum Anniversary Value is equal to the most recently calculated Maximum Anniversary Value plus the Net Purchase Payment.

When a partial withdrawal is paid, the Maximum Anniversary Value is equal to the most recently calculated maximum anniversary value less an adjustment for the partial withdrawal. The adjustment for each partial withdrawal is (1) divided by
(2) with the result multiplied by (3) where:

     (1)  is the partial withdrawal amount;

     (2)  is the Contract Value immediately prior to the partial withdrawal; and

     (3) is the most recently calculated Maximum Anniversary Value less any adjustments for prior partial withdrawals (including any applicable market value adjustments and surrender charges).

The Maximum Anniversary Value on each Contract Anniversary is the greater of the most recently calculated Maximum Anniversary Value and your Contract Value

This rider is available for Annuitants age 75 or less on the issue date. This rider may not be available in all states.

3% ANNUAL GUARANTEE DEATH BENEFIT

This rider provides a minimum death benefit prior to the Payout Date equal to the 3% Annual Guarantee Death Benefit less any Loan Amounts and premium taxes not previously deducted. On the issue date the 3% Annual Guarantee Value is equal to the initial Net Purchase Payment. Thereafter, the 3% Annual Guarantee Value on each Contract Anniversary is the lesser of:

     (1) the sum of all Net Purchase Payments received minus an adjustment for partial withdrawals plus interest compounded at a 3% annual effective rate; or

     (2)  200% of all Net Purchase Payments received.

The adjustment for each partial withdrawal is equal to (1) divided by (2) with the result multiplied by (3) where:

     (1)  is the partial withdrawal amount;

     (2)  is the Contract Value immediately prior to the withdrawal; and

     (3) is the 3% Annual Guarantee Death Benefit immediately prior to the withdrawal, less any adjustments for earlier withdrawals (including any applicable market value adjustments and surrender charges).

This rider is available for Annuitants age 75 or less on the issue date. This rider may not be available in all states.

EARNINGS ENHANCED DEATH BENEFIT RIDER

This rider provides a minimum death benefit prior to the Payout Date equal to the greater of:

     (1)  the death benefit proceeds provided by the Contract;

     (2) the death benefit proceeds provided by any other rider attached to the Contract; or

     (3) the Earnings Enhanced Death Benefit Proceeds, as such term is defined below, as of the date Due Proof of Death is received.

The death benefit proceeds described above will be reduced by any Loan Amount and any applicable premium taxes not previously deducted.

The Earnings Enhanced Death Benefit Proceeds are equal to Contract Value plus an additional amount, not to exceed 100% of all remaining purchase payments, calculated by multiplying earnings by:

     40% if the Annuitant was age 70 or younger on the Contract Issue Date; or

     25% if the Annuitant was age 71 or older on the Contract Issue Date

For this purpose: (1) "earnings" means Contract Value minus any applicable rider charges accrued since the prior Contract Anniversary plus any remaining purchase payments, and (2) "remaining purchase payments" means the sum of all Net Purchase Payments received less the amount by which each partial withdrawal exceeds the earnings in the Contract immediately prior to the withdrawal. Earnings can never be less than zero.

Also for this purpose, Partial Withdrawals are deemed to be taken from Contract Value representing earnings, and when no such earnings remain, from Contract Value representing Net Purchase Payments on a first-in, first-out basis.

The Earnings Enhanced Death Benefit Rider is only available if you elect the Maximum Anniversary Value Death Benefit or the 3% Annual Guarantee Death Benefit. This rider will terminate automatically if neither of the other optional death benefit riders is in force. The Earnings Enhanced Death Benefit Rider cannot be elected with Purchase Payment Credits.

SPOUSE BENEFICIARY DEATH BENEFIT RIDER

The spousal death benefit extends the basic death benefit and any attached death benefit riders on your life, during the accumulation period, to your spouse if he or she is your sole Beneficiary under the Contract. If your spouse dies before you do, the benefit (if any) described below will be paid into your Contract. You may wish to consider electing this rider if you will be the sole Owner and Annuitant under the Contract and you intend to name your spouse as your sole Beneficiary.

You should not add this rider if you do not intend for your spouse to be the sole Beneficiary, if you desire to name a co-annuitant, or if you are not the sole Owner of the Contract.

This rider provides a spousal death benefit if your spouse Beneficiary dies during the accumulation period provided: you are named as both the sole Annuitant and the sole Owner; your spouse is named as the sole primary Beneficiary; your spouse has signed the application or written request for this rider; and both you and your spouse are less than age 76 on the rider effective date.

The Spouse Beneficiary Death Benefit Rider will not be issued in conjunction with the Earnings Enhanced Death Benefit. We are currently not offering it with Qualified Contracts.

Spouse Beneficiary Death Benefit. In the event your spouse Beneficiary who signed the original application dies, the Company will calculate the spousal death benefit proceeds according to the terms of the Contract including any attached death benefit riders, and compare the amount of those proceeds to the Surrender Value as of the date the Company receives Due Proof of Death. If the death benefit proceeds are greater than your Surrender Value, the Company will allocate the difference according to the purchase payment allocation designation on file as of the date it receives Due Proof of Death. If death benefit proceeds are less than your Surrender Value on the date the Company receives Due Proof of Death, no additional amount will be added to your Contact. The charges for this rider will not be refunded.

The additional amount, if any, will not increase surrender charges on the Contract. However, any amount allocated to a Fixed Account will begin a new Fixed Period that may be subject to market value adjustment. It is possible that any distribution attributable to the Spouse Beneficiary Death Benefit will be taxable in full.

Termination. The Spouse Beneficiary Death Benefit rider will terminate on the earliest of:

     - the date death benefit proceeds become payable on you according to the provisions of the Contract;

     - the date death benefit proceeds become payable on your spouse Beneficiary according to the terms of this rider;

     -    the Payout Date;

     - the date the Company receives Written Request to change your Beneficiary;

     -    the date you surrender your Contract; or

     - the date you chose to end this rider by Written Request to the Company.

If your spouse Beneficiary ceases to be your spouse, this rider will terminate on the date you notify the Company.

Charges. If you elect the Spouse Beneficiary Death Benefit, the Company will deduct a charge that compensates it for the costs and risks it assumes in providing this benefit. The current annual Spouse Beneficiary Death Benefit charge percentage is 0.05%.

The amount of the Spouse Beneficiary Death Benefit charge is calculated by multiplying the current annual Spouse Beneficiary Death Benefit charge percentage by the average monthly Contract Value for the prior Contract Year. The average monthly Contract Value is equal to the sum of each monthly Contract Value (the Contract Value as of the same day of the month as the Contract Issue
Date) divided by the number of months. On each Contract Anniversary during the accumulation period, the company will deduct the Spouse Beneficiary Death Benefit charge pro-rata from your Contract Value.

A pro-rata portion of the charge also will deducted upon Contract surrender, termination of the rider, payment of death benefit proceeds, or start of payments under an Income Payout Option, if the surrender, termination, payment of death benefit proceeds or start of payments under an Income Payment Option does not occur on a Contract Anniversary.

                         AVAILABLE CONTRACT ENDORSEMENTS

In addition to the Contract Value Increase Enhancement and the Purchase Payment Credit Endorsement discussed above under "Description of the Contract, the following endorsements may be available on your Contract.

INCOME PAYMENT INCREASE ENDORSEMENT

Under this endorsement and subject to the conditions described therein, you may increase the Income Payment under any Income Payout Option (other than Income Payout Option 1) by sending the Company an additional payment of up to $1 million with your Written Request electing an Income Payout Option. The Company deducts the Premium Expense Charge from the additional payment and the additional amount is added to the Contract Value applied to the Income Payout Option.

Currently there is no charge for this endorsement, but the Company reserves the right to charge up to $150 for the endorsement.

LOAN ACCOUNT ENDORSEMENT

A loan account endorsement is available for Contracts meeting the requirements of Section 403(b) of the Code. The endorsement permits Owners to borrow money from the Company using the Contract Value as collateral and provides for the establishment of a Loan Account under the Contract that is part of the Fixed Account. To facilitate a loan, Variable Contract Value and/or Fixed Contract Value in the amount of the loan is transferred to the Loan Account and held as collateral. The Company charges you interest on the Loan Amount at an effective annual rate of 6.50% and credits interest on the collateral in the Loan Account at an effective annual rate of 3.00%. Please see the Endorsement for more information.

CHANGE OF ANNUITANT ENDORSEMENT

This endorsement permits an Owner that is a business or trust to change the Annuitant at any time when the current Annuitant is alive provided that both the current Annuitant and new Annuitant are selected managers or highly compensated employees of the Owner. Generally, there is no charge for this endorsement, however, if the Owner exercises the rights under this endorsement during the first two Contract Years, the Company reserves the right to charge up to $150 to offset the Company's expenses incurred in connection with the endorsement. The Change of Annuitant Endorsement is subject to a number of conditions. Please see the Endorsement for more information.

SPOUSAL CONTINUATION ENDORSEMENT

Under this endorsement, your spouse may elect to continue your Contract in lieu of taking a lump sum death benefit payment. There are conditions, however, associated with this endorsement. These conditions are that: you are named as both the sole Annuitant and sole Owner; your spouse is named as the sole Beneficiary; your death occurs during the accumulation period; your spouse is less than age 95 on the contract continuation date; your Contract is not collaterally assigned; and the Company receives your spouse's Written Request to elect this benefit within 60 days of receipt of Due Proof of Death.

You may only elect this endorsement at Contract issue.

If your spouse elects spousal continuation, the Company will calculate the death benefit proceeds according to the terms of the Contract including any attached death benefit riders and compare that amount to the Contract Value, as of the Valuation Day the Company receives Due Proof of Death, which will have been reduced by any applicable pro-rata rider charges, any premium expense charge not previously deducted, and any loan amount. The greater of these two amounts is the contract continuation amount. Your loan amount, if any, will be repaid as of the contract continuation date. The entire contract continuation amount will become the Contract Value as of the contract continuation date and that amount will be allocated to the investment options the Company receives by Written Request (otherwise, the Company will use the purchase payment allocation designation it has on file). The Company will waive all surrender charges and market value adjustments applicable to purchase payments made prior to the contract continuation date. As of the contract continuation date, your spouse will become the new Owner and Annuitant, and may exercise all rights under the Contract. The contract continuation date will be the measurement date for Contract Anniversaries of the continued Contract. The anticipated Payout Date for the continued contract will be the later of Contract Anniversary following the new spouse Owner's 85th birthday or 10 years after the contract continuation date. All optional benefit riders/endorsements issued to you as Owner will terminate as of the date the Company receives Due Proof of Death. If you were the original spouse beneficiary named on the original application you may, as new Owner, may elect any optional benefit riders/endorsements the company make available by Written Request, subject to Company approval.

The Company will currently allow the original spouse beneficiary named on the original application, as new Owner, to add optional death benefit riders, except for the Earnings Enhanced Death Benefit. The Company also currently allows your spouse, as new Owner, to add the Guaranteed Accumulation Benefit and Guaranteed Minimum Withdrawal Benefit.

Please note that spousal continuation alone will not satisfy minimum required distribution rules for qualified contracts other than IRAs. Your spouse will need to begin required distributions after your death. You should consult a tax adviser.

Spousal continuation is only available on non-qualified contracts and IRA contracts. There is no charge for spousal continuation endorsement.

                             OPTIONAL BENEFIT RIDERS

The following optional benefit riders are offered on the Contract. You may elect either the Guaranteed Minimum Withdrawal Benefit or the Guaranteed Minimum Accumulation Benefit but not both. The Company assesses a charge for each of the optional benefit riders. Currently, these riders are available when you purchase your Contract. The Company reserves the right to waive this restriction in the future. The Company also reserves the right not to offer these optional benefits in the future.

You should elect the Guaranteed Minimum Withdrawal Benefit if you are interested in predictable withdrawals that will guarantee the return of your principal or guaranteed withdrawals for a lifetime while participating in the market.

You should not elect the Guaranteed Minimum Withdrawal Benefit if:

     - you plan to take partial withdrawals in excess of the guaranteed maximum withdrawal in a Contract Year because those withdrawals may significantly reduce or eliminate the value of the benefit;

     - you are interested in long term accumulation rather than receiving payments; or

     - you have a Qualified Contract with withdrawal restrictions and you are under age 59 1/2 and are actively employed.

You should elect the Guaranteed Minimum Accumulation Benefit if you are interested in guaranteeing your initial principal with the potential to build your assets while participating in the market.

You should not elect the Guaranteed Minimum Accumulation Benefit if you are interested in receiving payments. Partials withdrawals may reduce the Benefit Basis by more than the withdrawal amount. In particular, you should not purchase a Guaranteed Minimum Accumulation Benefit if you plan to take required minimum distributions (whether or not you take them under the Automatic Required Minimum Distribution Plan) from this Contract.

You should not elect either the Guaranteed Minimum Withdrawal Benefit or the Guaranteed Minimum Accumulation Benefit if:

     - you plan to make additional purchase payments in excess of the maximum window purchase payment amount or after the window period, because those payments will not increase your benefit, but will increase the cost of the rider; or

     - you would prefer that your Contract Value not participate in an available benefit allocation model because all Contract Value must participate in the available benefit allocation model for the riders to remain in effect.

The guarantees provided under the Guaranteed Minimum Withdrawal Benefit and the Guaranteed Minimum Accumulation Benefit are subject to the claims-paying ability of the Company. Therefore, if the Company becomes insolvent, the benefits may not be paid. The Company may discontinue offering the Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Accumulation Benefit at any time.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT

For Guaranteed Minimum Withdrawal Benefit riders issued on or after the date of this prospectus and as available in your state, the Guaranteed Minimum Withdrawal Benefit is as described below. Otherwise, the Guaranteed Withdrawal Benefit is as described in Appendix E (for riders issued before October, 30, 2006, as available in your state),or Appendix C (for riders issued between October 30, 2006 and October 29, 2007, and as available in your state). Please note in marketing materials the Guaranteed Minimum Withdrawal is referred to as Income Protector Plus.

Definitions. The Company uses the following definitions to describe how the optional Guaranteed Minimum Withdrawal Benefit riders work:

Annuitant's Age 85 Contract Anniversary means the Contract Anniversary that is on or immediately follows the Annuitant's 85th birthday (the youngest Annuitant, if joint Annuitants).

Benefit allocation model means one or more specific investment options or purchase payment allocation models that the Company will use to provide the guarantee under Guaranteed Minimum Withdrawal Benefit rider.

Excess withdrawal means a withdrawal that either by itself or when added to all other withdrawals during a rider year, exceeds the GALWA. The amount that is in excess of GALWA is considered the excess withdrawal amount.

Guaranteed Annual Lifetime Withdrawal Amount ("GALWA") means the maximum guaranteed withdrawal amount available to be withdrawn each contract year under the rider while an Annuitant is alive.

Guaranteed withdrawal means the specified annual withdrawals that can be made each rider year while an Annuitant is alive.

Lifetime Benefit Basis means the value used to determine the GALWA. It will be reduced if an excess withdrawal occurs and the withdrawals during a rider year are more than the GALWA.

Rider anniversary means the same day and month as the rider issue date for each year that the rider remains in force.

Rider year means any twelve-month period beginning on a rider issue date or a rider anniversary and ending one day before the next rider anniversary.

Window period means the period of time that additional purchase payments made may be included in the lifetime Benefit Basis. The window period, if any, is shown on your Rider Data Page.

General. Guaranteed Minimum Withdrawal Benefit riders are optional riders that permit you to receive annual minimum payments regardless of your Contract Value during the Annuitant's lifetime (or until the second Annuitant's death if there are joint Annuitants) if certain conditions are met. When you elect the Guaranteed Minimum Withdrawal Benefit at Contract issue, you must select from one of two death benefits that are integrated into the rider - the Minimum Guarantee Death Benefit or the Maximum Anniversary Death Benefit. These death benefits take the place of the death benefits that otherwise are offered in the Contract. However, if you cancel your Guaranteed Minimum Withdrawal Benefit rider, you will also cancel the death benefit option. In that case, your Contract will revert to the basic death benefit offered in the Contract, and the Company will make a proportionate adjustment each time you take a partial withdrawal.

If you convert from a Guaranteed Minimum Accumulation Benefit rider to the Guaranteed Minimum Withdrawal Benefit rider, you will keep the basic death benefit offered in the Contract and have a pro-rata adjustment for all withdrawals. If you purchased a death benefit rider in addition to the Guaranteed Minimum Accumulation Benefit that is being converted, that death benefit rider will continue, and will be adjusted pro-rata for all withdrawals.

Each Guaranteed Minimum Withdrawal Benefit rider is available for an additional charge. If you do not choose to make withdrawals under the Guaranteed Minimum Withdrawal Benefit rider, the charges collected for this benefit will not be refunded. You may elect either the Guaranteed Minimum Withdrawal Benefit or the Guaranteed Minimum Accumulation Benefit, but not both optional benefits.

The Company provides additional information about the Guaranteed Minimum Withdrawal Benefit below in the following sections:

     - "Electing a Guaranteed Minimum Withdrawal Benefit Rider" - describes the eligibility requirements associated with the riders.

     - "Withdrawals In General" - describes how the actual amount you choose to withdraw affects certain features of the riders, and describes Guaranteed Minimum Withdrawal Benefit settlements that occur when guaranteed withdrawals are payable but your Contract Value reaches zero.

     - "Amount of your Guaranteed Withdrawals" - describes how the Company determines your GALWA.

     - "Lifetime Benefit Basis" - describes how the lifetime benefit is calculated, and how an increase in the lifetime Benefit Basis may occur in the window period.

     - "5% Simple Interest Benefit" and "Lifetime Benefit Basis Step-Up" - describe how you may increase the lifetime Benefit Basis, and thus increase the GALWA.

     - "Lifetime Benefit increases if both the 5% Simple Interest Benefit and the Step-Up option are in effect" -- describes how the Company will increase the lifetime Benefit Basis if both benefits are in effect.

     - "Excess Withdrawals" -- describes how your lifetime Benefit Basis and GALWA will be reduced if you take an excess withdrawal.

     - "Investment Options" - describes how your Net Purchase Payments, as well as any applicable Contract Value Increase Enhancements and Purchase Payment Credits, and your Contract Value must be allocated for your rider to remain in force.

     - "Death Benefit" - describes the Guaranteed Minimum Withdrawal Benefit with Minimum Guaranteed Death Benefit or the Guaranteed Minimum Withdrawal Benefit with the Maximum Anniversary Death Benefit that you must elect if you purchase your rider at Contract Issue.

     - "Spousal Continuation Endorsement," "Joint Annuitant Death," and "In the Event of Divorce" - describe how the rider works with those other endorsement, contract or administrative provisions.

     - "Termination" - describes the events that will cause the rider to terminate.

     - "Guaranteed Minimum Withdrawal Benefit Charge" - describes the fees for the rider.

See Appendix B for examples of how a Guaranteed Minimum Withdrawal Benefit rider will work.

Electing a Guaranteed Minimum Withdrawal Benefit Rider. You must satisfy certain eligibility requirements to elect the Guaranteed Minimum Withdrawal Benefit Rider. These requirements vary based on how your Contract is owned.

          Age Requirements: For single Owner Contracts, you may elect the Guaranteed Minimum Withdrawal Benefit rider if the Owner is between ages 45 and 85 on the rider issue date. If the Owner is not a natural person, you may elect the Guaranteed Minimum Withdrawal Benefit rider if each Annuitant is a natural person and between the ages of 45 and 85 on the rider issue date. For jointly owned Contracts, you may elect the Guaranteed Minimum Death Benefit Rider if each Owner is between ages 45 and 85 on the rider issue date. The chart below illustrates the age eligibility requirements for the Guaranteed Minimum Withdrawal Benefit rider:

                       AGE REQUIREMENTS AT
TYPE OF CONTRACT        RIDER ISSUE DATE
----------------    ------------------------
Single Owner        Owner must be between
                    ages 45-85

Single              Each Annuitant must be
Owner/Non-Natural   between ages 45-85
Owner

Jointly Owned       Joint Owner must between
Contract            ages 45-85 on the rider
                    issue date

In order to comply with certain provisions of the Code, the following Owner, Annuitant, and Beneficiary requirements apply:

          Owner, Annuitant, and Beneficiary Requirements:

     - For jointly owned Contracts, the Owners must be spouses, they must be the annuitant or annuitants, and only they can be designated beneficiaries(y). If only one of the spouses is the Annuitant, the other spouse must be the sole beneficiary prior to annuitization.

     - For a single natural person owned Contract covering a single life, the annuitant must be the sole owner.

     - If there are two annuitants, they must be spouses, one or both must be the Owner(s), and they both must be the designated beneficiaries.

     - If the Owner is not a natural person, then the annuitant(s) must be a natural person(s); if there are joint Annuitants, they must be spouses and the sole beneficiaries must be the joint annuitants.

The Guaranteed Minimum Withdrawal Benefit Rider is not offered on new Contracts issued as Beneficiary IRA contracts or TSAs. The Company has the right to accept or refuse to issue a Guaranteed Minimum Withdrawal Benefit rider in its sole discretion.

Withdrawals in General. On or after the rider issue date and before the rider terminates, you may make guaranteed withdrawals each rider year up to the GALWA while at least one Annuitant is living (please note, however, that as discussed below and under certain conditions, you may continue to receive your guaranteed annual lifetime withdrawals under a settlement option if the Guaranteed Minimum Withdrawal Benefit Rider has terminated because your Contract Value has become zero). Guaranteed withdrawals up to the GALWA will not impact the lifetime Benefit Basis. If, after you have taken a withdrawal, you choose to receive only a part of, or none of, your GALWA in any given rider year, your GALWA will not increase.

Within each rider year, you may take excess withdrawals. Excess withdrawals will reduce your lifetime Benefit Basis, and may do so by more than the actual amount of the excess withdrawal. CURRENTLY, SCHEDULED WITHDRAWALS UNDER SYSTEMATIC WITHDRAWAL PROGRAM TO SATISFY A REQUIRED MINIMUM DISTRIBUTION PLAN FOR THE VALUE OF THIS CONTRACT ARE NOT CONSIDERED EXCESS WITHDRAWALS PROVIDED YOU ENROLL IN THE AUTOMATIC REQUIRED MINIMUM DISTRIBUTION PLAN (SEE "SURRENDERS (REDEMPTIONS) AND PARTIAL WITHDRAWALS" SECTION FOR THE PLAN DESCRIPTION).

Please note that all guaranteed withdrawals under the Guaranteed Minimum Withdrawal Benefit rider are also partial withdrawals under the Contract. Such withdrawals will reduce your death benefit and may be taxable. Any applicable contingent deferred sales charge will apply to guaranteed withdrawals. If a guaranteed withdrawal under the Guaranteed Minimum Withdrawal Benefit causes your Contract Value to be equal to or less than zero, the Company will pay any remaining guaranteed withdrawals under the terms of Income Payout Option that the Company will make available for that purpose (the "Guaranteed Minimum Withdrawal Benefit settlement"). Your Contract, the Guaranteed Minimum Withdrawal Benefit Rider, and all other riders attached to your Contact then will terminate. At that time, only the Guaranteed Minimum Withdrawal Benefit settlement will be in effect.

If the guaranteed withdrawals continue past the anticipated Payout Date, the Company will allow you to extend that Payout Date. The Payout Date under the rider will become the new extended Payout Date. Your Guaranteed Minimum Withdrawal Benefit rider and the charges for the rider will continue until the new extended Payout Date. However, if you extend the Payout Date beyond the Contract Anniversary following the Annuitant's (primary Annuitant, if joint Annuitants) 85th birthday (or 10 years from the Contract Issue Date, if later) (the "Maximum Payout Date"): (1) all other riders will terminate on that date, and (2) the Company will no longer accept purchase payments under the Contract. Tax consequences of extending your Payout Date beyond the Maximum Payout Date are unclear and you should consult your tax advisor.

You should carefully consider when to begin taking guaranteed withdrawals if you have elected the Guaranteed Minimum Withdrawal Benefit. If you begin taking guaranteed withdrawals too soon or delay taking guaranteed withdrawals for too long, you may limit the value of the Guaranteed Minimum Withdrawal Benefit. If you elect the Guaranteed Minimum Withdrawal Benefit for a Qualified Contract, tax rules may prevent you from taking partial withdrawals when you otherwise would, OR REQUIRE YOU TO TAKE EXCESS WITHDRAWALS, REDUCING YOUR LIFETIME BENEFIT BASIS. See "Federal Tax Matters - Taxation of Qualified Plans.". Consult a tax advisor before purchasing the Guaranteed Minimum Withdrawal Benefit rider.

Amount of your Guaranteed Withdrawals. The Company determines your GALWA by multiplying the lifetime Benefit Basis by the annual lifetime benefit percentage. The table shows the annual lifetime benefit percentages.

                   CURRENT ANNUAL LIFETIME BENEFIT PERCENTAGES

                      JOINT ANNUITANTS
                      -- ATTAINED AGE
  ATTAINED AGE OF        OF YOUNGER
ANNUITANT AT FIRST      ANNUITANT AT
    WITHDRAWAL       FIRST WITHDRAWAL*
------------------   ------------------
 Age    Percentage    Age    Percentage
-----   ----------   -----   ----------
45-58        4%      45-58        3%
59-64        5%      59-64        4%
65-69      5.5%      65-69      4.5%
70-74        6%      70-74        5%
 75+       6.5%         75+     5.5%

* If only one Annuitant is living at the time of your first withdrawal, the percentages shown above currently will be increased by 1%.

The annual lifetime withdrawal benefit percentage will not change after your first withdrawal.

Lifetime Benefit Basis. Any change in the lifetime Benefit Basis will also result in a change in the GALWA. The lifetime Benefit Basis is used only to calculate the GALWA. The lifetime Benefit Basis does not establish or guarantee a minimum Contract Value, Surrender Value, death benefit, or return for any Subaccount.

The lifetime Benefit Basis as of the rider issue date is equal to: (i) your initial Net Purchase Payment, if the rider is issued at Contract issue; (ii) your Contract Value, if the rider is issued after the Contract Issue Date; (iii) the greater of the Guaranteed Minimum Accumulation Benefit Basis or the Contract Value as of the rider issue date, if the rider is issued as a conversion from a Guaranteed Minimum Accumulation Benefit rider; or (iv) the continuation amount, if the rider is issued as a result of spousal continuation. The Company will increase the lifetime Benefit Basis by any Net Purchase it receives during the window period, currently, the first 12 months after rider issue. The Company limits the amount of window purchase payments that count toward this benefit to the maximum window purchase payment, currently two times your initial purchase payment. (This amount is shown on your Rider Data Page.) The Company is currently waiving this limitation. You should carefully consider whether you want to make purchase payments after the window period or in excess of the maximum window purchase payment amount. Such purchase payments will increase the cost of the Guaranteed Minimum Withdrawal Benefit rider, but will not participate in any Guaranteed Minimum Withdrawal Benefit rider benefits.

5% Simple Interest Benefit. If you do not take any withdrawals, your GALWA will increase annually on each rider anniversary until the earliest of:

     -    the date of your first withdrawal;

     -    the 10th rider anniversary;

     - the date you elect to transfer your Contract Value to an investment option other than an available benefit allocation model; or

     - the date you elect to change your allocation of Net Purchase Payments to an investment option other than an available benefit allocation model.

The increase will equal a percentage of the lifetime Benefit Basis ("LBB") at the end of the first rider year (before any step-up increases) as follows:

   RIDER
ANNIVERSARY         LBB WITH 5% SIMPLE INTEREST
-----------   --------------------------------------
     1st      105% of LBB at end of first rider year
     2nd      110% of LBB at end of first rider year
     3rd      115% of LBB at end of first rider year
     4th      120% of LBB at end of first rider year
     5th      125% of LBB at end of first rider year
     6th      130% of LBB at end of first rider year
     7th      135% of LBB at end of first rider year
     8th      140% of LBB at end of first rider year
     9th      145% of LBB at end of first rider year
    10th      150% of LBB at end of first rider year

For the 5% simple interest benefit to take effect, your LLB with 5% simple interest must be greater than the LLB for that rider anniversary. While the benefit described above is in effect, it will be used to determine the increase in your lifetime Benefit Basis (and therefore your guaranteed withdrawals under this rider); however it does not increase your Contract Value.

Lifetime Benefit Basis Step-up. You may, subject to certain conditions, elect to have the lifetime Benefit Basis automatically "stepped-up" each year to equal your current Contract Value. Step-ups will occur if your Contract Value is greater than the lifetime Benefit Basis as of the step-up date. A step-up in your lifetime Benefit Basis will increase your GALWA.

Once elected, the lifetime Benefit Basis will be stepped-up until the earliest of the following:

     (a) the date you elect to transfer your Contract Value to an investment option other than an available benefit allocation option;

     (b) the date you elect to change your allocation of Net Purchase Payments to an investment option other than an available benefit allocation model;

     (c) the rider anniversary on or following the Annuitant's 85th birthday (the 85th birthday of the younger Annuitant, if there are joint Annuitants); or

     (d)  you terminate the option by Written Request.

Step-ups will begin the rider anniversary following your Written Request for automatic step-ups. If you elect the "step-up," the start date for the new benefit period will be the step-up date, the lifetime Benefit Basis will equal your Contract Value as of the step-up date, and any increases to the lifetime Benefit Basis will be measured from the step-up anniversary. Following your step-up election, the rider fee will be changed to an amount equal to the fee charged on newly issued Guaranteed Withdrawal Benefit Riders at that time. This fee may be higher than your current fee. If the Company is no longer issuing new Contracts with this rider, then the rider fee after the step-up will be set by the Company, based upon current market conditions at the time of the step-up. The Company will notify you 60 days in advance of the step-up if the rider fee will increase. If you discontinue the automatic step-ups, you may not re-elect the step-ups at a later time.

LIFETIME BENEFIT INCREASES IF BOTH THE 5% SIMPLE INTEREST BENEFIT AND THE STEP-UP OPTION ARE IN EFFECT. If both the 5% Simple Interest Benefit and the Step-Up option are in effect, the Company will compare the lifetime benefit increase for a rider anniversary to the following amounts:

     (1) the lifetime Benefit Basis with 5% Simple Interest Benefit as of that rider anniversary; and

     (2)  the current Contract Value as of that rider anniversary.

If either (1) or (2) above are greater than the lifetime Benefit Basis for that rider anniversary, the lifetime Benefit Basis will be increased by the greater amount. If both (1) and (2) above are lower than the lifetime Benefit Basis for that rider anniversary, there will be no adjustment for that rider year and the lifetime Benefit Basis will not change.

   INTERACTION OF THE 5% INCREASE TO THE LIFETIME BASIS AND THE ANNUAL STEP-UP
                                    PROVISION

                                     Lifetime
                          Lifetime     Basis
                           Basis       After
  Contract    Contract   Increased    Annual
Anniversary     Value        5%       Step-up              Notes
----------    --------   ---------   --------   ---------------------------
  At Issue     100,000    100,000    100,000    Initial purchase payment
     1         112,000    105,000    112,000    Step-up applied
     2         113,000    110,000    113,000    Step-up applied
     3         111,000    115,000    115,000    5% simple interest increase
                                                applied
     4         116,000    120,000    120,000    5% simple interest increase
                                                applied
     5         122,000    125,000    125,000    5% simple interest increase
                                                applied
     6         133,000    130,000    133,000    Step-up applied
     7         135,000    135,000    135,000    5% simple interest increase
                                                applied
     8         160,000    140,000    160,000    Step-up applied
     9         150,000    145,000    160,000    No change
     10        155,000    150,000    160,000    Last year for 5% simple
                                                interest increase
     11        165,000    150,000    165,000    Step-up applied
     12        175,000    150,000    175,000    Step-up applied

Excess Withdrawals. Each time there is an excess withdrawal, the Company will adjust the lifetime Benefit Basis and the GALWA will be reduced. The lifetime Benefit Basis will be reset to equal the lesser of:

     (a)  the Contract Value immediately following the withdrawal; or

     (b) the previous lifetime Benefit Basis reduced dollar for dollar by (i) the total of all partial withdrawals to date during the current rider year, if the withdrawal is the first excess withdrawal to be made during the rider year, otherwise (ii) the amount of the withdrawal.

If the Company reduces the resulting lifetime Benefit Basis as a result of the excess withdrawal, the Company then will recalculate and reduce the GALWA. The Company will send you notice of the amount of your reduced lifetime Benefit Basis and GALWA within seven days of date the excess withdrawal is made.

The Company reserves the right to waive the excess withdrawal treatment described above if the withdrawals are scheduled withdrawals intended to meet IRS required minimum distribution rules. Currently, scheduled withdrawals under a systematic withdrawal program to satisfy a required minimum distribution plan for the value of this Contract are not considered excess withdrawals provided you enroll in the Automatic Required Minimum Distribution plan. The Company has an existing waiver in effect.

Investment Options. The Contract offers static benefit allocation models with pre-selected Subaccounts and percentages that have been established for different types of investors. If you elect the Guaranteed Minimum Withdrawal Benefit rider, your Net Purchase Payments, Contract Value Increase Enhancements and Purchase Payment Credits, if any, and your Contract Value must participate in one or more of the benefit allocation models that the Company makes available for that purpose. Subject to approval or consent required by applicable law, the Company reserves the right to:

     (i)  add benefit allocation models without prior notice; and

     (ii) remove or substitute benefit allocations models for newly issued contracts.

If the Company removes a benefit allocation model, existing contracts that are using the model at the time it is removed may continue to use it. The removed benefit allocation model will not be available for newly issued contracts, nor will existing contracts be able to switch to the removed model.

If you choose to allocate your Net Purchase Payments, Credit Value Enhancements, Contract Value Increase Enhancements, and Purchase Payment Credits, if any, and Contract Value to the Individual Fund Option, you may decide how you would like your funds invested among the Subaccounts - you may allocate 100% of your funds to one Subaccount or divide your funds among the Subaccounts. The current benefit allocation models (by investment category and the Subaccounts in which the models invest) are:

  INVESTMENT CATEGORY               SUBACCOUNTS
  -------------------     ---------------------------
Individual Funds -        Diversified Income
                          Conservative Allocation
                          Moderate Allocation
                          DCA 1-Year*
                          DCA 6-Month*

Conservative Moderate     48% Conservative Allocation
                          52% Moderate Allocation

Conservative 7-14 Years   45% Bond
                          25% Large Cap Value
                          10% Large Cap Growth
                           5% High Income
                           5% Mid Cap Value
                           5% Mid Cap Growth
                           5% International Stock

Conservative 15+ Years    35% Bond
                          20% Large Cap Value
                          10% Large Cap Growth
                           5% High Income
                           5% Mid Cap Value
                           5% Mid Cap Growth
                           5% Small Cap Value
                          10% International Stock
                           5% Global Securities

Moderate 7-14 Years       30% Bond
                          20% Large Cap Value
                          10% Large Cap Growth
                           5% High Income
                          10% Mid Cap Value
                           5% Mid Cap Growth
                           5% Small Cap Value
                          10% International Stock
                           5% Global Securities

* Funds allocated to the DCA 1-year or the DCA 6-month options must set up a DCA transfer program that transfers the Funds out of the DCA account into one of the other allocation alternatives allowed for the Guaranteed Minimum Withdrawal Benefit. Additionally, the DCA 1-year and DCA 6-month options are only available for new purchase payments - transfers into these Funds are not allowed.

You may change the allocation of subsequent Net Purchase Payments, Credit Value Increase Enhancements and Purchase Payment Credits, if any, to one of the other available benefit allocation models at any time, without charge by Written Request and will be processed on the Valuation Day received at the price next computed. Any change will be effective at the time the Company receives your Written Request. However, your Contract Value at the time of such request must also be transferred to the benefit allocation model selected.

DEATH BENEFIT. If you elect the Guaranteed Minimum Withdrawal Benefit on or after the date of this Prospectus and as available in your state, you must elect either the Guaranteed Minimum Withdrawal Benefit with Minimum Guaranteed Death Benefit or the Guaranteed Minimum Withdrawal Benefit with the Maximum Anniversary Death Benefit. However, if you convert from a Guaranteed Minimum Accumulation Benefit to the Guaranteed Minimum Withdrawal Benefit, your death benefit will be the basic death benefit that is offered in the Contract (unless you have elected one of the optional death benefit riders described above under "Optional Death Benefits"). The death benefit proceeds described below will be reduced by any applicable premium expense charges not previously deducted. Note that Federal tax law generally requires that amounts be distributed upon the death of the Owner (or death/change of an Annuitant if there is a non-natural Owner.) See Death of an Owner and Federal Income Tax Consequences.

PLEASE ALSO NOTE: THE COMPANY HAS SUBMITTED AN APPLICATION TO THE SEC IN WHICH THE COMPANY SEEKS EXEMPTIVE RELIEF CONCERNING THE PURCHASE PAYMENT CREDITS. IF THE SEC GRANTS THE COMPANY'S REQUEST FOR EXEMPTIVE RELIEF, THE COMPANY WILL RECAPTURE ANY PURCHASE PAYMENT CREDITS APPLIED TO YOUR CONTRACT VALUE WITHIN 12 MONTHS OF THE ANNUITANT'S DEATH.

Guaranteed Minimum Withdrawal Benefit with Minimum Guarantee Death Benefit. The Guaranteed Minimum Withdrawal Benefit with Minimum Guarantee Death Benefit is equal to the greater of:

     (i) the Contract Value as of the date the Company receives Due Proof of Death reduced by any rider charges (calculated in proportion to the number of days since the prior Contract Anniversary for a partial year's charge); or

     (ii) the sum of your Net Purchase Payments made as of the date the Company receives Due Proof of Death minus an adjustment for each partial withdrawal made as of the date the Company receives Due Proof of Death.

Under the Guaranteed Minimum Withdrawal Benefit with Minimum Guarantee Death Benefit, if there is a partial withdrawal, the Guaranteed Minimum Withdrawal Benefit with Minimum Guarantee Death Benefit will be adjusted on a dollar-for-dollar basis as long as the withdrawal is not an excess withdrawal. If the withdrawal is an excess withdrawal, the Company will adjust the Guaranteed Minimum Withdrawal Benefit with Minimum Guarantee Death Benefit by
(a) divided by (b), with the result multiplied by (c); and then finally reduced by (a), where:

     (a) = the excess withdrawal amount;

     (b) = the Contract Value immediately before the excess withdrawal; and

     (c) = the sum of your Net Purchase Payments immediately before the date of the excess withdrawal, less any adjustments previously made for prior excess withdrawals.

The adjustment for an excess withdrawal has the effect of increasing the total adjustment amount when (c) is greater than (b) and reducing the total adjustment amount when (c) is less than (b).

The death benefit proceeds described above will be reduced by any applicable premium expense charges not previously deducted.

Guaranteed Minimum Withdrawal Benefit with Maximum Anniversary Death Benefit. Before the Annuitant's age 85 Contract Anniversary, the death benefit payable under the Guaranteed Minimum Withdrawal Benefit will be the greater of the Maximum Anniversary Value and the Minimum Guarantee Death Benefit (discussed above), less any premium taxes not previously deducted. On or after the Annuitant's 85th Contract Anniversary, the amount that will be payable under the Guaranteed Minimum Withdrawal Benefit with Maximum Anniversary Death Benefit will be the Guaranteed Minimum Withdrawal Benefit with Minimum Guarantee Death Benefit, less any premium taxes not previously deducted.

On the rider issue date, the Maximum Anniversary Value is equal to the initial Net Purchase Payment. After the issue date, the Maximum Anniversary Value will be calculated on three different dates:

     (1)  the date an additional purchase payment is received by the Company;

     (2)  the date of payment of a partial withdrawal; and

     (3)  on each rider anniversary.

Receipt of Purchase Payment. When a purchase payment is received, the Maximum Anniversary Value is equal to the most recently calculated Maximum Anniversary Value plus the Net Purchase Payment.

Partial Withdrawal. Under the Guaranteed Minimum Withdrawal Benefit with Maximum Anniversary Death Benefit, if there is a partial withdrawal, the Guaranteed Minimum Withdrawal Benefit with Maximum Withdrawal Benefit will be adjusted on a dollar-for-dollar basis as long as the withdrawal is not an excess withdrawal. If the withdrawal is an excess withdrawal, the Company will adjust the Guaranteed Minimum Withdrawal Benefit with Maximum Anniversary Death Benefit by
(a) divided by (b), with the result multiplied by (c); and then finally reduced by (a), where:

     (a) = the excess withdrawal amount;

     (b) = the Contract Value immediately before the excess withdrawal; and

     (c) = the most recently calculated Maximum Anniversary Value immediately before the date of the excess withdrawal, less any adjustments previously made for prior excess withdrawals.

The adjustment for an excess withdrawal has the effect of increasing the total adjustment amount when (c) is greater than (b) and reducing the total adjustment amount when (c) is less than (b).

Rider Anniversary. The Maximum Anniversary Value on each rider Anniversary is equal to the greater of the most recently calculated Maximum Anniversary Value or your Contract Value.

                                      * * *

Spousal Continuation Endorsement. Under the Spousal Continuation Endorsement (discussed above under "Available Contract Endorsements"), your spouse, if certain conditions are met, may elect to continue your Contract instead of taking a lump sum payment at your death. However, if your spouse continues your Contract and your spouse was not the Annuitant, your Guaranteed Minimum Withdrawal Benefit rider will no longer be in effect (the rider terminates when Due Proof of Death of the Annuitant is received - see "Termination" below). Your spouse may elect his or her own Guaranteed Minimum Withdrawal Benefit rider at the time he or she continues the Contract if your spouse meets the rider's the eligibility requirements and the rider is offered at that time. The continuation amount will become the lifetime Benefit Basis under your spouse's Guaranteed Minimum Withdrawal Benefit rider.

Joint Annuitant Death. The Contract will pay the death benefit under your Guaranteed Minimum Withdrawal Benefit rider, if applicable, at the death of the last surviving Annuitant.

In the Event of Divorce. Unless required by court order, the Company generally will split a Contract owned by joint Owners equally in the event of a divorce. Please note that a change in the Annuitant for any reason will terminate the Guaranteed Minimum Withdrawal Benefit rider. Therefore, the Guaranteed Minimum Withdrawal Benefit rider generally will terminate as a result of a divorce. You should consult a tax advisor concerning the tax consequences that can arise under your Contract and the Guaranteed Minimum Withdrawal Benefit rider as a result of divorce.

Termination. You may terminate the Guaranteed Minimum Withdrawal Benefit rider on any date following the expiration of the Minimum Charge Period of 7 years. If you terminate the Guaranteed Minimum Withdrawal Benefit rider, your death benefit (if that option is integrated within the Guaranteed Minimum Withdrawal Benefit) will also terminate and the basic death benefit that is available under the Contract will go into effect.

In addition, the Guaranteed Minimum Withdrawal Benefit rider will automatically terminate on the earliest of:

     (a) the Payout Date [the Payout Date may occur automatically under the Contract (the anticipated Payout Date is the Maximum Payout Date), because of your election, or because a Guaranteed Minimum Withdrawal Benefit settlement is in effect];

     (b)  the date there is a change of Annuitant for any reason;

     (c)  the date you surrender your Contract; or

     (d) the date the Company receives due proof of death of the Annuitant (last remaining Annuitant, if joint Annuitants).

Death of Owner won't necessarily terminate contract. Death of Owner who's not an Annuitant does mean distribution must occur within 5 years. Person may want to terminate the rider if they are outside the Minimum Charge Period.

For the Guaranteed Minimum Withdrawal Benefit to remain in effect, all of your Net Purchase Payments, as well as any applicable Credit Value Increase Enhancements and Purchase Payment Credits, and all of your Contract Value must be invested in an available benefit allocation model. You may transfer to another available benefit allocation model at anytime. However, if you discontinue allocating your Net Purchase Payments and any applicable Credit Value Increase Enhancements and Purchase Payment Credits and Contract Value to one of the available benefit allocation models, the Guaranteed Minimum Withdrawal Benefit will automatically terminate on the later of: (i) the last day of the Minimum Charge Period as shown on the Rider Data Page; (ii) the date your Contract Value is transferred to an investment option other than an available benefit allocation model, or (iii) the date of change in allocation of purchase payments to an investment option other than an available benefit allocation model. On the date of that transfer or change of allocation to an investment option that is not an available benefit allocation model, your lifetime Benefit Basis will be reduced to zero, and you cannot step-up the Benefit Basis and lifetime Benefit Basis as described above.

Guaranteed Minimum Withdrawal Benefit Charge. If you elect the Guaranteed Minimum Withdrawal Benefit, the Company will deduct a charge that compensates it for the costs and risks the Company assumes in providing this benefit. The Company will not deduct the Guaranteed Minimum Withdrawal Benefit charge after the Payout Date. The amount of the Guaranteed Minimum Withdrawal Benefit charge is calculated annually by multiplying the current annual Guaranteed Minimum Withdrawal Benefit charge percentage by the average monthly Contract Value for the prior Contract Year. The average monthly Contract Value is equal to the sum of each monthly Contract Value (the Contract Value as of the same day of the month as the Contract Issue Date) divided by the number of months.

The current annual Guaranteed Minimum Withdrawal Benefit charge percentages are as follows, subject to state availability:

     - 0.65% for the Guaranteed Minimum Withdrawal Benefit with Minimum Guarantee Death Benefit. The maximum charge is 1.00%;

     - 0.80% for the Guaranteed Minimum Withdrawal Benefit with Maximum Anniversary Value Death Benefit, with the maximum charge being 1.15%; and

     - 0.65% for the Guaranteed Minimum Withdrawal Benefit (without any inherent death benefit), with the maximum charge of 1.00%.

This charge percentage will not change unless you choose to step-up your Lifetime Benefit Basis. The amount charged for a step-up of the Lifetime Benefit Basis will equal the amount charged for newly issued riders. If the Company is no longer issuing this rider, then the rider charge will be set by the Company. At the time of step-up, the Company has the right to change the charge percentage. If the rider charge as of the date of the step-up is different from the current rider charge, the Company will notify you at least 60 days in advance of the step-up. You have the option not to step-up and continue the existing benefits at their current price. The charge will not exceed the guaranteed maximum charge stated above.

On each Contract Anniversary during the accumulation period, the Company will deduct the Guaranteed Minimum Withdrawal Benefit charge pro-rata from your Contract Value. A pro-rata portion of the charge also will be deducted upon Contract surrender, election to step-up the lifetime Benefit Basis, termination of the rider after the expiration of the Minimum Charge Period, payment of death proceeds, or the start of payments under an Income Payout Option, if the surrender, termination, payment of death proceeds or selection of an Income Payment Option does not occur on a Contract Anniversary.

GUARANTEED MINIMUM ACCUMULATION BENEFIT

For Guaranteed Minimum Accumulation Benefit riders issued on or after the date of this Prospectus, the Guaranteed Minimum Accumulation Benefit is described below. The current version of this rider may not be approved in all states. If it is not, one of the versions below may be available. Contact your Representative or the Company if you have questions about availability in your state. For Guaranteed Minimum Accumulation Benefit riders issued before October 30, 2006 (subject to state availability), please see Appendix F; for Guaranteed Minimum Accumulation Benefit riders issued between October 30, 2006 and October 29, 2007, please see Appendix D (subject to state availability).

General. The Company designed the Guaranteed Minimum Accumulation Benefit rider to protect you from poor investment performance during your Contract's accumulation period. The Guaranteed Minimum Accumulation Benefit rider is available for an additional charge, and provides that the Company will guarantee that on the expiration date of the benefit period, your Contract Value will at least equal the Benefit Basis less adjustments for partial withdrawals. The Company currently offers a 10-year benefit period for the Guaranteed Minimum Accumulation Benefit rider. If, on the rider's expiration date, your Contract Value is greater than your Benefit Basis and you do not renew the benefit period or convert the rider to the Guaranteed Minimum Withdrawal Benefit, the Company will increase your Contract Value by the amount of all rider charges deducted during the most recent benefit period, and the rider will terminate. The increase in Contract Value will occur on the rider's expiration date, and the Company will allocate the increase pro-rata according to your purchase payment allocation instructions. You may elect either the Guaranteed Minimum Withdrawal Benefit or the General Minimum Accumulation Benefit, but not both optional benefits. YOU SHOULD NOT ELECT THE GUARANTEED MINIMUM ACCUMULATION BENEFIT IF YOU ARE INTERESTED IN CURRENT PAYMENTS. PARTIAL WITHDRAWALS MAY REDUCE THE BENEFIT BASIS BY MORE THAN THE WITHDRAWAL AMOUNT. IF YOU ELECT THE GUARANTEED MINIMUM ACCUMULATION BENEFIT FOR A QUALIFIED CONTRACT, TAX RULES MAY REQUIRE YOU TO TAKE WITHDRAWALS AFTER A CERTAIN DATE, REDUCING YOUR BENEFIT BASIS. YOU SHOULD NOT ELECT THIS BENEFIT IF YOU ANTICIPATE TAKING REQUIRED MINIMUM DISTRIBUTIONS UNDER THIS CONTRACT. See "Federal Tax Matters - Taxation of Qualified Plans" on page 50 of your Prospectus. Consult a tax advisor before purchasing the Guaranteed Minimum Accumulation Benefit rider.

Electing the Guaranteed Minimum Accumulation Benefit Rider. You may elect the Guaranteed Minimum Accumulation Benefit rider if the Annuitant is no more than 85 years old on the Contract Issue Date. The rider offers static benefit allocation models with pre-selected Subaccounts and percentages that have been established for different types of investors. If you elect the Guaranteed Minimum Accumulation Benefit rider, your Net Purchase Payments, Contract Value Increase Enhancements and Purchase Payment Credits, if any, and your Contract Value must participate in one or more of the benefit allocation models that the Company makes available for that purpose. If you choose to allocate your purchase payments and Contract Value to the Individual Fund Option, you may decide how you would like your funds invested among the Subaccounts - you may allocate 100% of your funds to one Subaccount or divide your funds among the Subaccounts. You also always have the option to invest in only one Individual Fund. The current benefit allocation models (by investment category and the Subaccounts in which the models invest) are:

  INVESTMENT CATEGORY             SUBACCOUNTS
  -------------------     ---------------------------
Individual Funds -        Diversified Income
                          Conservative Allocation
                          Moderate Allocation
                          DCA 1-Year*
                          DCA 6-Month*

Conservative Moderate     48% Conservative Allocation
                          52% Moderate Allocation

Conservative 7-14 Years   45% Bond
                          25% Large Cap Value
                          10% Large Cap Growth
                           5% High Income
                           5% Mid Cap Value
                           5% Mid Cap Growth
                           5% International Stock

Conservative 15+ Years    35% Bond
                          20% Large Cap Value
                          10% Large Cap Growth
                           5% High Income
                           5% Mid Cap Value
                           5% Mid Cap Growth
                           5% Small Cap Value
                          10% International Stock
                           5% Global Securities

Moderate 7-14 Years       30% Bond
                          20% Large Cap Value
                          10% Large Cap Growth
                           5% High Income
                          10% Mid Cap Value
                           5% Mid Cap Growth
                           5% Small Cap Value
                          10% International Stock
                           5% Global Securities

* Funds allocated to the DCA 1-year or the DCA 6-month options must set up a DCA transfer program that transfers the Funds out of the DCA account into one of the other allocation alternatives allowed for the Guaranteed Minimum Accumulation Benefit. Additionally, the DCA 1-year and DCA 6-month options are only available for new purchase payments - transfers into these Funds are not allowed.

The Guaranteed Minimum Accumulation Benefit rider is not offered on new Contracts issued as Beneficiary IRA contracts.

Benefit Basis. Your Benefit Basis is equal to your initial Net Purchase Payment if the rider is issued at Contract Issue Date, your Contract Value as of the rider issue date, if the rider is issued after the Contract Issue Date, or the continuation amount, if the rider is issued as a result of spousal continuation. You may increase the Benefit Basis by the amount of Net Purchase Payments, made during the window period, currently, the first 12 months after the rider issue date. The Company limits the amount of window purchase payments that count toward your Benefit Basis to the maximum window purchase payment amount, currently two times your initial purchase payment. You should carefully consider whether you want to make purchase payments after the window period or in excess of the maximum window purchase payment amount (shown on your Rider Data Page). SINCE THE CHARGE FOR THE GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER IS CALCULATED BASED ON THE CONTRACT VALUE, SUCH PURCHASE PAYMENTS WILL INCREASE THE COST OF THE RIDER (SEE GUARANTEED MINIMUM ACCUMULATION CHARGE BELOW). ADDITIONALLY BY INCREASING THE CONTRACT VALUE WITHOUT INCREASING THE BENEFIT BASIS, SUCH PAYMENTS COULD NEGATIVELY IMPACT YOUR GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER BENEFITS. Please note that the Benefit Basis does not represent Contract Value available for withdrawal and is not used to calculate any benefits under the Contract prior to the Guaranteed Minimum Accumulation Benefit rider's expiration date.

Partial Withdrawals. You may make a partial withdrawal from your Contract at anytime. If you make a partial withdrawal while the Guaranteed Minimum Accumulation Benefit rider is in effect, however, the Company will reduce your Benefit Basis by the greater of:

     (a) the partial withdrawal amount, including associated surrender charges, if any; or

     (b) the proportion of your account value withdrawn. The proportion of the account value is equal to (1) divided by (2), with the result multiplied by (3), where:

          (1) = the partial withdrawal amount, including associated surrender charges and market value adjustments, if any;

          (2)  = the Contract Value immediately before the partial withdrawal;
                 and

          (3)  = the Benefit Basis immediately before the partial withdrawal.

See the Appendix B of this prospectus for examples of this calculation. If you plan to take required minimum distributions from your Contract, you should not purchase the Guaranteed Minimum Accumulation Benefit.

Step-Up. On or following your third rider anniversary (and on any monthly anniversary or following each subsequent third rider step-up anniversary), you have the opportunity to "step-up" your Benefit Basis to equal your current Contract Value and begin a new benefit period of the same duration as the prior benefit period. This option is available provided all of the following five conditions are met:

     (1) the expiration date for the new benefit period does not extend past anticipated Payout Date shown on your Contract Data Page;

     (2) the Annuitant (oldest Annuitant, if joint Annuitants) is age 85 or younger as of the step-up date;

     (3)  your Contract Value is greater than zero;

     (4) your Contract Value is greater than the Benefit Basis as of the step-up date; and

     (5) the Company receives your Written Request to step-up the Benefit Basis at its Home Office.

Your step-up date will be the monthly anniversary following the Company's receipt of your Written Request.

If you elect the "step-up," a new benefit period with a start date equal to the step-up date will begin. The Company also will adjust your Benefit Basis so that it will equal your Contract Value as of the step-up date. A new Minimum Charge Period will begin. The charge for the Guaranteed Minimum Accumulation Benefit rider, as "stepped-up," may differ than the charge for the prior benefit period. It will be equal to the charge the Company assesses for newly issued riders. If the Company is no longer offering the rider, the charge will be set by the Company at its complete discretion. However, the charge will not exceed the guaranteed maximum charge of 1.00%.

See Appendix B for examples of how the Guaranteed Minimum Accumulation Benefit rider will work.

Termination. You may terminate the Guaranteed Minimum Accumulation Benefit rider on any date following the expiration of the Minimum Charge Period of 7 years. In addition, the Guaranteed Minimum Accumulation Benefit rider will automatically terminate on the earliest of:

     (a)  the expiration date of the benefit period;

     (b)  the Payout Date;

     (c) the date Due Proof of Death of the Annuitant (or last remaining Annuitant of joint Annuitants) is received;

     (d)  the date there is a change of Annuitant for any reason; or

     (e)  the date you surrender your Contract.

For the Guaranteed Minimum Accumulation Benefit rider to remain in effect, all of your Net Purchase Payments and Contract Value must be invested in an available benefit allocation model. You may transfer to another available benefit allocation model at anytime. However, if you elect to discontinue using the available benefit allocation models, the Guaranteed Minimum Withdrawal Benefit rider will automatically terminate. The termination will occur on the later of (a) the last day of the Minimum Charge Period shown on the Rider Data Page, (b) the date your Contract Value is transferred to an investment option other than an available benefit allocation model, or (c) the date of change in allocation of purchase payments to an investment option other than an available benefit allocation model. As of the date of such transfer or allocation change, the Benefit Basis will be reduced to zero, you will not be permitted to step-up your Benefit Basis or renew a benefit period (described below), and you cannot convert the Guaranteed Minimum Accumulation Benefit to the Guaranteed Minimum Withdrawal Benefit rider (described below).

Renewal and Conversion. You may renew the Guaranteed Minimum Accumulation Benefit as of its expiration date, provided certain conditions are met. The renewal benefit period must be the same duration as the expiring benefit period, and cannot extend beyond the Contract Anniversary following the Annuitant (oldest Annuitant, if joint Annuitants) 85th birthday or 10 years from the Contract Issue Date. In addition, at the time of renewal, your Benefit Basis must be greater than zero and your Contract Value must be greater than your Benefit Basis. The Company must receive your Written Request to renew the benefit period at its Home Office at least 30 days before the expiration date. The charge for the renewed Guaranteed Minimum Accumulation Benefit rider may differ from the charge for the prior benefit period. It will be equal to the charge the Company assesses for newly issued riders. A new Minimum Charge Period of 7 years will begin as of the renewal date. You will have to pay for the benefit for at least seven years unless you terminate the Contract.

You may also convert the Guaranteed Minimum Accumulation Benefit rider to a Guaranteed Minimum Withdrawal Benefit rider (if the Guaranteed Minimum Withdrawal Benefit rider is offered) on a monthly anniversary. To convert the rider, your Benefit Basis must be greater than zero, the Annuitant (oldest Annuitant, if joint Annuitants) must be age 85 or younger as of the date of conversion, and the Company must receive your Written Request for conversion at its Home Office.

If you convert the Guaranteed Minimum Accumulation Benefit rider to the Guaranteed Minimum Withdrawal Benefit rider, the date of the conversion will be the monthly anniversary following receipt of your request. The lifetime Benefit Basis for the Guaranteed Minimum Withdrawal Benefit will equal the greater of your Benefit Basis under the Guaranteed Minimum Accumulation Benefit rider and your Contract Value on the date of conversion. Also, when you convert the Guaranteed Minimum Accumulation Benefit rider to the Guaranteed Minimum Withdrawal Benefit rider, you will not be able to elect one of the death benefits that are integrated with the Guaranteed Minimum Withdrawal Benefit rider. You will continue to receive the basic death benefit provided by the Contract and any optional death benefits that were elected, and you will continue to have all death benefits adjusted pro-rata for all withdrawals.

Guaranteed Minimum Accumulation Benefit Charge. If you elect the Guaranteed Minimum Accumulation Benefit rider, the Company will deduct a charge that compensates it for the costs and risks it assumes in providing this benefit. The Company deducts the Guaranteed Minimum Accumulation Benefit charge even if your Benefit Basis is zero. The amount of the Guaranteed Minimum Accumulation Benefit charge is calculated by multiplying the current annual Guaranteed Minimum Accumulation Benefit charge percentage by the average monthly Contract Value for the prior Contract Year. The average monthly Contract Value is equal to the sum of each monthly Contract Value (the Contract Value as of the same day of the month as the Contract Issue Date) divided by the number of months. The current annual Guaranteed Minimum Accumulation Benefit charge percentage is 0.50%. This charge will not be deducted until the first Contract Anniversary if you purchased the benefit at Contract Issue.

This charge will not change unless you choose to step-up or renew your benefit period. The Company has the right to change the current Guaranteed Minimum Accumulation Benefit charge percentage for newly issued riders or if you step-up or renew your benefit period. If you step-up or renew your benefit period, you will be charged the rate charged for newly issued Guaranteed Minimum Accumulation Benefit riders. If the Company no longer issues these riders, it will set the charge for step-ups or renewals at its sole discretion. However, the maximum charge the Company will assess is 1.00%. In the event we no longer issue these riders, we will disclose the charge for step-ups and renewals in the prospectus and we will give you notice prior to any step-up or renewal you elect.

If the spousal continuation benefit is in effect, your spouse may elect to add a new Guaranteed Minimum Accumulation Benefit to a contract continued under its terms. The benefit added will be the one currently offered (if any) at the time continuation is elected, and the benefit will be based on the continuation amount. The price will not exceed the guaranteed maximum amount of 1.00%.

On each Contract Anniversary during the accumulation period, the Company will deduct the Guaranteed Minimum Accumulation Benefit charge pro-rata from your Contract Value. A pro-rata portion of the charge also will be deducted upon Contract surrender, election to step-up the Benefit Basis, conversion to a Guaranteed Minimum Withdrawal Benefit rider, termination of the Guaranteed Minimum Accumulation Benefit rider after the expiration of the Minimum Charge Period, payment of death proceeds, or an Income Payout Option, if the surrender, election to step-up the Benefit Basis, conversion to Guaranteed Minimum Withdrawal Benefit rider, termination, payment of death proceeds or the start of payments under an Income Payment Option does not occur on a Contract Anniversary.

                          DISTRIBUTION OF THE CONTRACT

The Company has entered into a distribution agreement with its affiliate, CUNA Brokerage Services, Inc. ("CUNA Brokerage"), for the distribution and sale of the Contract. CUNA Brokerage is a member of The Financial Industry Regulatory Authority ("FINRA"), and offers the Contract through its sales representatives. CUNA Brokerage may also enter into selling agreements with other broker-dealers ("selling firms") for the sale of the Contract. Sales representatives of selling firms who may or may not be associated persons of CUNA Brokerage. The Company pays commissions to CUNA Brokerage for sales of The Contract by its sales representatives as well as selling firms. The investment adviser and other service providers for, or affiliates of, the Funds may, from time to time make payments for services to CUNA Brokerage.

The maximum concession payable for Contract sales by CUNA Brokerage's sales representatives is 7.25% of purchase payments. The Company and/or one or more of its affiliates may also pay for CUNA Brokerage's operating and other expenses, including the following sales expenses: sales representative training allowances; compensation and bonuses for CUNA Brokerage's management team; advertising expenses; and all other expenses of distributing the Contract. CUNA Brokerage pays its sales representatives a portion of the compensation received for their sales of Contract. Sales representatives and their managers may also be eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items that the Company and/or one or more of its affiliates may provide. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items. In addition, CUNA Brokerage's sales representatives who meet certain productivity, persistency and length of service standards and/or their managers may be eligible for additional compensation. Sales of the Contract may help sales representatives and/or their managers qualify for such benefits. CUNA Brokerage's sales representatives and managers may receive other payments from the Company for services that do not directly involve the sale of the Contract, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

The maximum compensation payable for Contract sales by selling firms is 7.25% of purchase payments. Some selling firms and/or their sales representatives may elect to receive less compensation when a purchase payment is made along with an annual/quarterly payment based on Contract value for so long as the Contract remains in effect. Certain selling firms may receive additional amounts for: (1) sales promotions relating to the Contract; (2) costs associated with sales conferences and educational seminars for their sales representatives; and; (3) other sales expenses incurred by them. Bonus payments may be paid to certain selling firms based on aggregate sales of the Company's variable insurance contracts (including the Contract) or persistency standards. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

In addition to the compensation paid for sales of the Contracts, the Company pays compensation to CUNA Brokerage when an Owner annuitizes all or a portion of his or her Contract and elects a life contingent annuity payout. This additional compensation can be from 0% to 6.5% of the amount annuitized based upon the income option selected and the length of time the Contract was in force. CUNA Brokerage may pass through this compensation to selling firms. Any trail commissions paid to CUNA Brokerage for Contract sales will cease upon payments made for Owner's life contingent annuitization.

A portion of the compensation paid to selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Contract.

Compensation and other incentives or payments described above are not charged directly to Owners or the Variable Account. The Company intends to recoup compensation and other sales expenses through fees and charges deducted under the Contract.

                               FEDERAL TAX MATTERS

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE

INTRODUCTION

This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about specific tax implications should consult a competent tax adviser before making a transaction. This discussion is based upon the Company's understanding of the present federal income tax laws, as they are currently interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The Contract may be purchased on a non-qualified basis or purchased and used in connection with plans qualifying for favorable tax treatment. The Qualified Contract is designed for use by individuals whose purchase payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, 408A or 457 of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or Income Payments, and on the economic benefit to the Owner, the Annuitant, or the Beneficiary depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on the Company's tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Therefore, purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of a Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of a Contract. The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAX STATUS OF THE CONTRACT

Diversification Requirements. Section 817(h) of the Code provides that separate account investment underlying a contract must be "adequately diversified" in accordance with Treasury regulations in order for the Contract to qualify as an annuity contract under Section 72 of the Code. The Variable Account, through each Fund, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various Subaccounts may be invested. Although the Company does not have direct control over the Funds in which the Variable Account invests, the Company believes that each Fund in which the Variable Account owns shares will meet the diversification requirements, and therefore, the Contract will be treated as an annuity contract under the Code.

Owner Control. In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the variable account assets. There is limited guidance in this area, and some features of the Contract, such as the flexibility of an owner to allocate premium payments and transfer amounts among the investment divisions of the separate account, have not been explicitly addressed in published rulings. While the Company believes that the Contract does not give Owners investment control over separate account assets, the Company reserves the right to modify the Contract as necessary to prevent an Owner from being treated as the Owner of the separate account assets supporting the Contract.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to provide that: (a) if any Owner dies on or after the Payout Date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and (b) if any Owner dies prior to the Payout Date, the entire interest in the Contract will be distributed within five years after the date of the Owner's death. These requirements will be considered satisfied as to any portion of the Owner's interest which is payable to or for the benefit of a "designated Beneficiary" and which is distributed over the life of such Owner or over a period not extending beyond the life expectancy of that Owner, provided that such distributions begin within one year of that Owner's death. The Owner's "designated Beneficiary" is the person designated by such Owner as an Annuitant and to whom ownership of the Contract passes by reason of death and must be a natural person. However, if the Owner's "Designated Beneficiary" is the surviving spouse of the Owner, the Contract may be continued with the surviving spouse as the new Owner. If there is a non-natural Owner, the death or change of an

Annuitant will be treated as the death of an Owner for these purposes.

The Non-Qualified Contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. The Company intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise. Other rules may apply to Qualified Contracts.

TAXATION OF ANNUITIES

The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

In General. Section 72 of the Code governs taxation of annuities in general. The Company believes that an Owner who is a natural person is not taxed on increases in the value of a Contract until distribution occurs by withdrawing all or part of the Contract Value (e.g., partial withdrawals and surrenders) or as Income Payments under the payment option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Contract Value (and in the case of a Qualified Contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or payment option) is taxable as ordinary income.

If your Contract contains a Guaranteed Minimum Withdrawal Benefit rider or Guaranteed Minimum Accumulation Benefit rider, the application of certain tax rules, particularly those rules relating to distributions from your Contract, are not entirely clear. For tax purposes, we intend to treat amounts paid prior to the date of a GMWB settlement as withdrawals and any amounts paid out under an Income Payout Option after the GMWB settlement as annuity payments. In view of this uncertainty, you should consult a tax advisor before purchasing either of these riders.

Any annuity Owner who is not a natural person generally must include in income any increase in the excess of the Contract Value over the "investment in the contract" during the taxable year. There are some exceptions to this rule, and a prospective Owner that is not a natural person may wish to discuss these with a competent tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Partial Withdrawals and Surrenders. In the case of a partial withdrawal from a Qualified Contract, under Section 72(e) of the Code, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any purchase payments paid by or on behalf of the individual under a Contract which were not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from Qualified Contracts.

In the case of a partial withdrawal (including systematic withdrawals) from a Non-Qualified Contract, under Section 72(e), any amounts received are generally first treated as taxable income to the extent that the Contract Value immediately before the partial withdrawal exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable. The Contract Value immediately before a partial withdrawal may have to be increased by any positive market value adjustment which results from such a withdrawal. There is, however, no definitive guidance on the proper tax treatment of market value adjustments, and the Owner should contact a competent tax adviser with respect to the potential tax consequences of a market value adjustment.

In the case of a full surrender under a Qualified or Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the "investment in the contract."

Section 1035 of the Code generally provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. Special rules and procedures apply to Section 1035 transactions. Prospective Owners wishing to take advantage of Section 1035 should consult their tax adviser.

However, if you purchase the GMWB rider and you take a withdrawal or other distribution from your Contract (and the Contract Value has not been reduced to zero or less), the amount in excess of the greater of:

     (1)  Contract Value, or

     (2) Guaranteed Minimum Withdrawal Benefit Basis or lifetime Benefit Basis over your investment in the Contract will be treated by us as a taxable distribution.

Income Payments. Tax consequences may vary depending on the payment option elected under an annuity contract. Generally, under Code Section 72(b), (prior to recovery of the investment in the Contract) taxable income does not include that part of any amount received as an annuity under an annuity contract that bears the same ratio to such amount as the investment in the Contract bears to the expected return at the annuity starting date. For variable Income Payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract." For fixed Income

Payments, in general, there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the Income Payments for the term of the payments; however, the remainder of each Income Payment is taxable until the recovery of the investment in the contract, and thereafter the full amount of each Income Payment is taxable. If death occurs before full recovery of the investment in the contract, the unrecovered amount may be deducted on the Annuitant's final tax return.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of the death of the Owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract or (ii) if distributed under a payment option, they are taxed in the same way as Income Payments.

Penalty Tax on Certain Withdrawals. In the case of a distribution pursuant to a Non-Qualified Contract, there may be imposed a federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty on distributions:

     (1)  made on or after the taxpayer reaches age 59 1/2;

     (2) made on or after the death of the holder (or if the holder is not an individual, the death of the primary Annuitant);

     (3)  attributable to the taxpayer's becoming disabled;

     (4) as part of a series of substantially equal periodic payments not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and the designated Beneficiary;

     (5) made under certain annuities issued in connection with structured settlement agreements; and

     (6) made under an annuity contract that is purchased with a single purchase payment when the Payout Date is no later than a year from purchase of the annuity and substantially equal periodic payments are made not less frequently than annually during the Income Payment period.

Other tax penalties may apply to certain distributions under a Qualified
Contract.

Possible Changes in Taxation. Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

The Company has the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that Owners currently receive.

SEPARATE ACCOUNT CHARGES

It is possible that the Internal Revenue Service may take a position that rider charges (e.g. Spouse Beneficiary Death Benefit Rider) are deemed to be taxable distributions to you. Although the Company does not believe that a rider charge under the Contract should be treated as a taxable withdrawal, you should consult your tax advisor prior to selecting any rider or endorsement under the Contract.

TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF A CONTRACT

A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, the selection of certain Payout Dates or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such actions should contact a competent tax adviser with respect to the potential tax effects.

WITHHOLDING

Distributions from Contracts generally are subject to withholding for the Owner's federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect to not have tax withheld from distributions.

"Taxable eligible rollover distributions" from section 401(a) plans, section 403(b) tax-sheltered annuities, and Section 457(b) governmental plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution from such a plan to an employee (or employee's spouse or former spouse beneficiary or alternate payee), except certain distributions such as distributions required by the Code, hardship distributions, or distributions in a specified annuity form. The 20% withholding does not apply, however, if the Owner chooses a "direct rollover" from the plan to another tax-qualified plan, IRA, 403(b) tax-sheltered annuity, or to a governmental Section 457(b) plan that agrees to separately account for rollover contributions.

MULTIPLE CONTRACTS

All non-qualified deferred annuity contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one annuity Contract for purposes of determining the amount includable in gross income under Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise. There may also be other situations in which the

Treasury may conclude that it would be appropriate to aggregate two or more annuity Contracts purchased by the same Owner. Accordingly, an Owner should consult a competent tax adviser before purchasing more than one annuity Contract.

TAXATION OF QUALIFIED PLANS

The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Owners, the Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but the Company shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's Contract administration procedures. Brief descriptions follow of the various types of qualified retirement plans in connection with a Contract. The Company will amend the Contract as necessary to conform it to the requirements of such plans.

For qualified plans under Section 401(a), 403(b), and eligible plans under 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent Owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2. For IRAs described in Section 408, distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2. Roth IRAs under Section 408A do not require distributions at any time prior to the Owner's death. If you are attempting to satisfy minimum required distribution rules through partial withdrawals, the value of any enhanced death benefit or other optional rider may need to be included in calculating the amount required to be distributed, consult a tax advisor.

Corporate Pension and Profit Sharing Plans and H.R. 10 Plans. Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.

The Contract includes a death benefit that in some cases may exceed the greater of the purchase payments or the Contract Value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." IRA contributions are limited each year to the lesser of a limit specified in the Code or 100% of the compensation includible in the Owner's gross income and may be deductible in whole or in part depending on the individual's income. Distributions from certain other types of qualified plans, however, may be "rolled over" on a tax-deferred basis into an IRA without regard to this limit. Earnings in an IRA are not taxed while held in the IRA. All amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are also subject to a 10% penalty tax. Sales of the Contract for use with IRAs may be subject to special requirements of the Internal Revenue Service. The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRA qualifications requirements.

Roth IRAs. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA up to the lesser of a limit specified in the Code or 100% of compensation includible in the Owner's gross income for the year. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% federal penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Simplified Employee Pension (SEP) IRAs. Employers may establish Simplified Employee Pension (SEP) IRAs under Code section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general

Code rules governing IRAs, such plans are subject to certain Code requirements regarding participation and amounts of contributions.

Tax Sheltered Annuities. Section 403(b) of the Code allows employees of certain
Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments paid, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These purchase payments may be subject to FICA (Social Security) taxes. Owners of certain Section 403(b) annuities may receive Contract loans. Contract loans that satisfy certain requirements with respect to Loan Amount and repayment are not treated as taxable distributions. If these requirements are not satisfied, or if the Contract terminates while a loan is outstanding, the loan balance will be treated as a taxable distribution and may be subject to penalty tax, and the treatment of the Contract under Section 403(b) may be adversely affected. Owners should seek competent advice before requesting a Contract loan. The Contract includes a death benefit that in some cases may exceed the greater of the purchase payments or the Contract Value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

Certain Deferred Compensation Plans. Code Section 457 provides for certain deferred compensation plans. These plans may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax-exempt organizations. These plans are subject to various restrictions on contributions and distributions. The plans may permit participants to specify the form of investment for their deferred compensation account. Under a non-governmental plan, all investments, however, are owned by the sponsoring employer and are subject to the claims of the general creditors of the employer. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations.

POSSIBLE CHARGE FOR THE COMPANY'S TAXES

At the present time, the Company makes no charge to the Subaccounts for any Federal, state, or local taxes that the Company incurs which may be attributable to such Subaccounts or the Contracts. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Subaccounts or to the Contracts.

OTHER TAX CONSEQUENCES

As noted above, the foregoing comments about the Federal tax consequences under these Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this Prospectus.

Further, the Federal income tax consequences discussed herein reflect the Company's understanding of current law and the law may change.

Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity Contract owned by a decedent and payable to a Beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity Contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary.

Federal estate and state and local estate, inheritance and of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

Generation-skipping Transfer Tax. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

Annuity Purchases by Residents of Puerto Rico. In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Annuity Purchases by Nonresident Aliens and Foreign Corporations. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies.

In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence.

Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

Foreign Tax Credits. The Company may benefit from any foreign tax credits attributable to taxes paid by certain Funds to foreign jurisdictions to the extent permitted under Federal tax law.

                                LEGAL PROCEEDINGS

The Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time there are not pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account, the Company, or the principal underwriter of the Contract.

                                COMPANY HOLIDAYS

The Company is closed on the following holidays: New Year's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

The Company is closed on the day itself if those days fall Monday through Friday, the day immediately preceding if those days fall on a Saturday, and the day immediately following if those days fall on a Sunday.

                              FINANCIAL STATEMENTS

The Company's, CUNA Mutual Life Insurance Company's and the Variable Account's financials are contained in the Statement of Additional Information ("SAI"). The Company's and CUNA Mutual Life Insurance Company's financial statements should be distinguished from the Variable Account's financial statements and you should consider the Company's financial statements only as bearing upon its ability to meet the Company's obligations under the Contracts. For a free copy of these financial statements and/or the SAI, please the Company at the Home Office.

                                   APPENDIX A
                              FINANCIAL HIGHLIGHTS

The following information is derived from the financial statements of the Variable Account. The financial statements are included in the Statement of Additional Information. The table below gives per unit information about the financial history of each Subaccount for the fiscal years ended December 31, 2006, 2005 and 2004. The value of an Accumulation Unit is determined on the basis of changes in the per share value of the Funds and the assessment of various charges.

CONSERVATIVE ALLOCATION SUBACCOUNT                  2006
----------------------------------                --------
Unit fair value:
Beginning of period                               $  10.00***
End of period                                        10.17
Percentage increase in unit value during period       1.70%**
Number of units outstanding at end of period       123.093

MODERATE ALLOCATION SUBACCOUNT                      2006
----------------------------------                --------
Unit fair value:
Beginning of period                               $  10.00***
End of period                                        10.29
Percentage increase in unit value during period       2.90%**
Number of units outstanding at end of period       782.785

AGGRESSIVE ALLOCATION SUBACCOUNT                    2006
----------------------------------                --------
Unit fair value:
Beginning of period                               $ 10.00***
End of period                                       10.39
Percentage increase in unit value during period      3.90%**
Number of units outstanding at end of period       73.109

MONEY MARKET SUBACCOUNT                              2006         2005        2004
-----------------------                           ----------   ----------   --------
Unit fair value:
Beginning of period                               $    10.15   $    10.00   $  10.00*
End of period                                          10.47        10.15      10.00
Percentage increase in unit value during period         3.15%        1.50%      0.00%**
Number of units outstanding at end of period       1,439,661    1,174,622     41,939

BOND SUBACCOUNT                                      2006         2005        2004
-----------------------                           ----------   ----------   --------
Unit fair value:
Beginning of period                               $    10.10   $     9.98   $  10.00*
End of period                                          10.36        10.10       9.98
Percentage increase in unit value during period         2.57%        1.20%     (0.20%)**
Number of units outstanding at end of period       6,703,481    3,021,142    191,144

HIGH INCOME SUBACCOUNT                               2006         2005        2004
----------------------                            ----------   ----------   --------
Unit fair value:
Beginning of period                               $    10.38   $    10.25   $  10.00*
End of period                                          11.19        10.38      10.25
Percentage increase in unit value during period         7.80%        1.27%      2.50%**
Number of units outstanding at end of period       2,256,194    1,090,104     68,835

DIVERSIFIED INCOME SUBACCOUNT
(formerly Balanced Subaccount)                       2006         2005        2004
------------------------------                    ----------   ----------   --------
Unit fair value:
Beginning of period                               $    10.89   $    10.62   $  10.00*
End of period                                          11.82        10.89      10.62
Percentage increase in unit value during period         8.54%        2.54%      6.20%**
Number of units outstanding at end of period       3,424,692    2,169,035    119,533

LARGE CAP VALUE SUBACCOUNT                           2006         2005        2004
--------------------------                        ----------   ----------   --------
Unit fair value:
Beginning of period                               $    11.45   $    10.99   $  10.00*
End of period                                          13.63        11.45      10.99
Percentage increase in unit value during period        19.04%        4.19%      9.90%**
Number of units outstanding at end of period       4,913,687    2,659,384    144,835

LARGE CAP GROWTH FUND SUBACCOUNT                     2006         2005        2004
--------------------------------                  ----------   ----------   --------
Unit fair value:
Beginning of period                               $    10.73   $    10.61   $  10.00*
End of period                                          11.42        10.73      10.61
Percentage increase in unit value during period         6.43%        1.13%      6.10%**
Number of units outstanding at end of period       2,561,564    1,136,871    253,559

MID CAP VALUE SUBACCOUNT                             2006         2005        2004
------------------------                          ----------   ----------   --------
Unit fair value:
Beginning of period                               $    11.73   $    10.78   $  10.00*
End of period                                          13.55        11.73      10.78
Percentage increase in unit value during period        15.52%        8.81%      7.80%**
Number of units outstanding at end of period       2,258,725    1,114,415     87,095

MID CAP GROWTH SUBACCOUNT                           2006       2005      2004
-------------------------                         --------   --------   -------
Unit fair value:
Beginning of period                               $  11.96   $  11.14   $ 10.00*
End of period                                        13.15      11.96     11.14
Percentage increase in unit value during period       9.95%      7.36%    11.40%**
Number of units outstanding at end of period       597,595    814,644    53,327

GLOBAL SECURITIES SUBACCOUNT                        2006       2005       2004
----------------------------                      --------   --------   -------
Unit fair value:
Beginning of period                               $  12.21   $  10.85   $ 10.00*
End of period                                        14.15      12.21     10.85
Percentage increase in unit value during period      15.89%     12.53%     8.50%**
Number of units outstanding at end of period       597,595    251,644    18,621

INTERNATIONAL STOCK SUBACCOUNT                       2006        2005       2004
------------------------------                    ----------   --------   -------
Unit fair value:
Beginning of period                               $    12.91   $  11.22   $ 10.00*
End of period                                          15.83      12.91     11.22
Percentage increase in unit value during period        22.62%     15.06%    12.20%**
Number of units outstanding at end of period       1,334,155    594,014    28,569

SMALL CAP VALUE SUBACCOUNT****
------------------------------
Unit fair value:
Beginning of period
End of period
Percentage increase in unit value during period
Number of units outstanding at end of period

SMALL CAP GROWTH SUBACCOUNT****
-------------------------------
Unit fair value:
Beginning of period
End of period
Percentage increase in unit value during period
Number of units outstanding at end of period

* The product inception date was October 11, 2004, with all Subaccounts starting with a $10.00 unit price.

**   Not annualized.

*** The subaccount inception date was June 30, 2006, with all Subaccounts starting with a $10.00 unit price.

**** The subaccount inception date was May 1, 2007.

                                   APPENDIX B
              EXAMPLES OF GUARANTEED MINIMUM WITHDRAWAL BENEFIT AND
               GUARANTEED MINIMUM ACCUMULATION BENEFIT FOR RIDERS
            ISSUED AFTER OCTOBER 29, 2007, IF APPROVED IN YOUR STATE

GUARANTEED MINIMUM WITHDRAWAL BENEFIT EXAMPLES

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 choosing the B-Share option and an issue age of 64. This means:

     -    The lifetime Benefit Basis is $100,000; and

     - The guaranteed annual lifetime withdrawal amount is $5,000 (GALWA) if a withdrawal is taken immediately (5% rate for withdrawals beginning at attained age 64 x $100,000).

     -    The Minimum Guaranteed Death Benefit provided by the rider is
          $100,000.

     - All withdrawal figures shown indicate the total amount withdrawn from the Contract and, assume that no surrender charge or market value adjustment applies. Any surrender charge and/or market value adjustment, if applicable, will reduce the Contract Value and result in additional adjustments to the lifetime Benefit Basis and minimum death benefit, unless the Owner chooses to have those charges deducted from the amount they receive.

     - Assumes the Guaranteed Minimum Withdrawal Benefit with the Minimum Guaranteed Death Benefit option is chosen. The death benefit adjustment calculations described here only apply to the death benefit provided by the GMWB rider. They do not apply to other optional death benefits riders.

     - All withdrawal figures shown indicate the total amount withdrawn from the Contract, and assume that no surrender or market value adjustment applies. Any surrender charge and/or market value adjustment, if applicable, will reduce the amount payable to the Owner.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT DURING THE WINDOW PERIOD): Starting with the Base Assumptions, the Owner makes an additional purchase payment of $50,000 within the window period.

     - The lifetime Benefit Basis is $150,000, which is the prior lifetime Benefit Basis plus the additional purchase payment; and

     - The guaranteed annual lifetime withdrawal amount is $7,500, which is 5% of the new lifetime Benefit Basis.

     - The Minimum Death Benefit is $150,000, which is the prior death benefit plus the additional purchase payment.

EXAMPLE 2 (LIFETIME WITHDRAWALS BEGIN BEFORE THE FIRST ANNIVERSARY): Starting with the Base Assumptions, the Owner withdraws the GALWA ($5,000 = $100,000 x 5%) before the first Contract Anniversary.

     - The lifetime Benefit Basis is $100,000, this does not change because the withdrawal does not exceed the $5,000 GALWA; and

     - The GALWA is $5,000; this does not change because the withdrawal does not exceed the $5,000 GALWA.

     - Since the withdrawal is less than or equal to the GALWA the adjustment to the death benefit is equal to the withdrawal amount, so the new guaranteed death benefit is $145,000.

EXAMPLE 3 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS GREATER THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, the Owner withdraws $50,000 after the third Contract Anniversary (but before the fourth). Assume the Contract Value is $150,000 at the time of the withdrawal and no prior withdrawals have occurred and no prior step-ups have occurred. The Minimum Death Benefit is $100,000 at the time of the withdrawal.

     - The lifetime Benefit Basis is $115,000. It was increased by 5% of the initial lifetime Benefit Basis ($5,000) on each of the first three Contract Anniversaries; for a total increase of $15,000 - assumes that the lifetime basis has not been stepped-up to a higher amount.

     - The guaranteed annual lifetime withdrawal at this time, prior to the $50,000 withdrawal, is $6,235 (5.5% rate for age 67 times the $115,000 lifetime Benefit Basis).

     - The lifetime Benefit Basis is adjusted to $65,000 since the $50,000 withdrawal exceeds the $6,235 GALWA. The adjusted amount is the lesser of (1) or (2) below:

               1.   The prior lifetime Benefit Basis less the withdrawal:
                    $115,000 - $50,000 = $65,000; or

               2. The Contract Value after the withdrawal: $150,000 - $50,000 = $100,000.

     - The GALWA is $3,575 after the withdrawal, which is 5.5% (the rate for age 67) of the new lifetime Benefit Basis.

     - Since the withdrawal amount exceeds the GALWA, the death benefit will be adjusted as follows

               1. The death benefit will be reduced by $50,000 for the withdrawal.

               2. There will be an additional adjustment for the excess withdrawal amount of $43,765 (50,000 - 6,235 = 43,765).

                         -    43,765 / 150,000 * 100,000 - 43,765 = -14,588

     - New death benefit after all adjustments 100,000 - 50,000 - (-14,588) = 64,588

EXAMPLE 4 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, withdraw $50,000 after the third Contract Anniversary but before the fourth, with a Contract Value of $80,000 at the time of the withdrawal (no prior withdrawals or step-ups have occurred). The Minimum Death Benefit is $100,000 at the time of the withdrawal.

     - The lifetime Benefit Basis is $115,000. It was increase by 5% of the initial basis ($5,000) on each of the first three Contract Anniversaries, for a total increase of $15,000.

     - The guaranteed lifetime withdrawal at this time (before the $50,000 withdrawal) is $6,235 (5.5% rate for age 67 times the $115,000 lifetime Benefit Basis.

     - The lifetime Benefit Basis is adjusted to $30,000 since the withdrawal exceeds the $6,235 GALWA. The adjusted value is the lesser of (1) or
          (2) below:

               1.   The prior lifetime Benefit Basis less the withdrawal:
                    $115,000 - $50,000 = $65,000; or

               2. The Contract Value after the withdrawal: $80,000 - $50,000 = $30,000

     -    The GALWA is $1,650, which is 5.5% of the new lifetime Benefit Basis.

     - Since the withdrawal amount exceeds the GALWA, the death benefit will be adjusted as follows

               1. The death benefit will be reduced by $6,235 for the withdrawal within the GALWA limits.

               2. There will be an additional adjustment for the excess withdrawal amount of $43,765 (50,000 - 6,235 = 43,765).

                         -    43,765 / 80,000 * 100,000 - 43,765 = 10,941

     -    New death benefit after all adjustments 100,000 - 50,000 - 10,941 =
          39,059

EXAMPLE 5 (STEP-UP THE LIFETIME BENEFIT BASIS BEFORE WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume no withdrawals have been taken, no prior step-ups have occurred, and the Value of the Contract on the third Contract Anniversary is $125,000.

     - The existing lifetime Benefit Basis is $115,000. It was increase by 5% of the initial basis ($5,000) on each of the first three Contract Anniversaries

     - The Owner chooses to step-up the lifetime Benefit Basis to the Contract Value of $125,000.

     - The guaranteed annual lifetime withdrawal after the step-up is $6,875 (5.5% rate for age 67 times the $125,000 stepped-up lifetime Benefit Basis).

               NOTE: The charge for the rider at step-up will be the current charge for new issues of the rider; if we are no longer issuing the rider, the charge will be set by the Company.

     - The Minimum Death Benefit remains $100,000 - it is not impacted by a step-up.

EXAMPLE 6 (STEP-UP THE LIFETIME BENEFIT BASIS AFTER WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume the Owner began receiving their $5,000 GALWA beginning in the first Contract Year and no additional excess withdrawals have been taken. Also assumes that no prior step-ups have occurred. The Value of the Contract on the third Contract Anniversary is $110,000.

     - The lifetime Benefit Basis is $100,000. Since withdrawals began immediately, the lifetime Benefit Basis did not increase.

     - The Owner chooses to step-up the lifetime Benefit Basis to the Contract Value of $110,000.

     - The guaranteed annual lifetime withdrawal at after the step-up is $5,500 (5% rate for age 64 - the age at the time of the first withdrawal from the Contract - times the $110,000 stepped-up lifetime Benefit Basis).

               NOTE: The charge for the rider at step-up will be the current charge for new issues of the rider; if we are no longer issuing the rider, the charge will be set by the Company.

     - The Minimum Death Benefit would be $85,000, the initial $100,000 reduced for each of the $5,000 withdrawals previously taken.

                                      * * *

GUARANTEED ACCUMULATION VALUE EXAMPLES

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 electing the B-Share Option and an issue age of 65. This means the Benefit Basis is $100,000. All withdrawal figures shown indicate the total amount withdrawn from the Contract, and assume that no surrender or market value adjustment applies. Any surrender charge and/or market value adjustment, if applicable, will further reduce the Contract Value and result in additional adjustments to the Benefit Basis unless the owner chooses to have those charges deducted from the amount they receive.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT WITHIN THE WINDOW PERIOD): The Owner makes an additional purchase payment of $50,000 within the window period. The Benefit Basis is $150,000, which is the prior Benefit Basis plus the additional purchase payment.

EXAMPLE 2 (WITHDRAWAL WHEN THE CONTRACT VALUE IS GREATER THAN THE BENEFIT BASIS): Starting with the Base Assumptions, the Owner withdraws $50,000, with Contract Value of $150,000 at the time of the withdrawal (no prior withdrawals have occurred).

     - The adjustment to the Benefit Basis is $50,000 which is the greater of:

     -    The withdrawal of $50,000; or

     - The proportion of the Benefit Basis withdrawn of $33,333.33. This is calculated as (1) divided by (2) with the result multiplied by (3):

               1.   partial withdrawal amount: $50,000;

               2.   Contract Value immediately prior to the withdrawal:
                    $150,000;

               3.   the Benefit Basis immediately prior to the withdrawal:
                    $100,000;

     - So the proportion of the Benefit Basis withdrawn: ($50,000/ $150,000)*$100,000 = $33,333.33

     - Therefore the Benefit Basis is adjusted to $50,000 ($100,000 prior basis less $50,000 adjustment calculated above).

EXAMPLE 3 (WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE BENEFIT BASIS):
Starting with the Base Assumptions, the Owner withdraws $50,000 with Contract

Value of $80,000 at the time of the withdrawal (no prior withdrawals have occurred).

     - The adjustment to the Benefit Basis is $62,500 which is the greater of:

     -    The prior Benefit Basis less the withdrawal of $50,000; or

     - The proportion of the Benefit Basis withdrawn of $62,500. This is calculated as (1) divided by (2) with the result multiplied by (3):

               1.   partial withdrawal amount: $50,000;

               2.   Contract Value immediately prior to the withdrawal: $80,000;

               3.   the Benefit Basis immediately prior to the withdrawal:
                    $100,000;

     -    So the proportion of the Benefit Basis withdrawn:
          ($50,000/$80,000)*$100,000 = $62,500

     - Therefore, the Benefit Basis is adjusted to $37,500 ($100,000 prior basis less $62,500 adjustment calculated above).

EXAMPLE 4 (STEP-UP THE BENEFIT BASIS): Starting with the Base Assumptions, on the 4th anniversary the Contract Value is $135,000.

     -    The existing Benefit Basis is $100,000.

     - The Owner chooses to step-up the Benefit Basis to the account value of $135,000.

     - The new Benefit Basis is $135,000 and the Contract Value will be guaranteed to be at least $135,000 on the 14th Contract Anniversary (10 years from the step-up date).

     - NOTE: If the Owner chooses to step-up the Benefit Basis a new seven year Minimum Charge Period will begin starting on the date of the step-up.

     - NOTE: The charge for the rider at step-up will be the current charge for new issues of the rider. If the Company is no longer issuing the rider, then it will set the charge.

                                   APPENDIX C
         GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR RIDERS ISSUED BEFORE
                   OCTOBER 29, 2007 BUT AFTER OCTOBER 30, 2006

For Guaranteed Minimum Withdrawal Benefit riders issued after October 30, 2006 but before October 29, 2007 and as available in your state, the guaranteed Minimum Withdrawal Benefit will be as follows:

General. The Guaranteed Minimum Withdrawal Benefit rider is available for an additional charge. The Guaranteed Minimum Withdrawal Benefit offers you the ability to take a specified annual withdrawal regardless of your Contract Value. If you do not choose to make withdrawals under the Guaranteed Minimum Withdrawal Benefit (GMWB) rider, the charges collected for this benefit will not be refunded. You may elect either the Guaranteed Minimum Withdrawal Benefit or the Guaranteed Minimum Accumulation Benefit, but not both optional benefits.

ELECTING A GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER. You must satisfy certain eligibility requirements to elect the Guaranteed Minimum Withdrawal Benefit Rider. These requirements vary based on how your Contract is owned. For single Owner Contracts, you may elect the Guaranteed Minimum Withdrawal Benefit rider if you are between ages 45 and 85 on the rider issue date. If you are not a natural person, you may elect the Guaranteed Minimum Withdrawal Benefit rider if each Annuitant is a natural person and between the ages of 45 and 85 on the rider issue date. Please note that if there are joint Annuitants and the Owner is a non-natural person, the sole Beneficiaries must be joint Annuitants. For jointly owned Contracts, you may elect the Guaranteed Minimum Death Benefit Rider if each Owner is between ages 45 and 85 on the rider issue date and if the Owners are spouses. The chart below illustrates the eligibility requirements for the Guaranteed Minimum Withdrawal Benefit rider:

       TYPE OF CONTRACT              AGE REQUIREMENTS AT RIDER ISSUE DATE                    ANNUITANT REQUIREMENTS
------------------------------    -----------------------------------------   ---------------------------------------------------
Single Owner                      Owner must be between ages 45-85            No requirements other than those that apply to the
                                                                              base Contract. Annuitant must be between ages 45-85

Single Owner/Non-Natural Owner    Each Annuitant must be between ages 45-85   Annuitant must be a natural person between ages
                                                                              45-85 on the rider issue date

Jointly Owned Contract            Joint Owners must be spouses; each spouse   Annuitants must be natural persons between ages
                                  must be between ages 45-85 on the rider     45-85 on the rider issue date
                                  issue date

The Guaranteed Minimum Withdrawal Benefit Rider is not offered on new Contracts issued as Beneficiary IRA contracts. The Company has the right to accept or refuse to issue a Guaranteed Minimum Withdrawal Benefit rider in its sole discretion.

The Contract offers static benefit allocation models with pre-selected Subaccounts and percentages that have been established for different types of investors. If you elect the Guaranteed Minimum Withdrawal Benefit rider, all of your Net Purchase Payments, Credit Value Increase Enhancements, if any, and all of your Contract Value must participate in one of the benefit allocation models that the Company makes available for that purpose. The current benefit allocation models (by investment category and the Subaccounts in which the models invest) are:

   INVESTMENT CATEGORY              SUBACCOUNTS
------------------------   ----------------------------
Individual Funds - (100%   100% Diversified Income
allocated to only one of   100% Conservative Allocation
the available funds)       100% Moderate Allocation

Conservative 7-14 Years    45% Bond
                           25% Large Cap Value
                           10% Large Cap Growth
                            5% High Income
                            5% Mid Cap Value
                            5% Mid Cap Growth
                            5% International Stock

Conservative 15+ Years     35% Bond

                           20% Large Cap Value
                           10% International Stock
                            5% High Income
                           10% Large Cap Growth
                           15% Mid Cap Value
                            5% Mid Cap Growth
                            5% Small Cap Growth
                            5% Global Securities

Moderate 7-14 Years        30% Bond
                           20% Large Cap Value
                            5% Mid Cap Growth
                           10% International Stock
                           10% Mid Cap Value
                            5% High Income
                           10% Large Cap Growth
                            5% Global Securities
                            5% Small Cap Value

* Funds allocated to the DCA 1-year or the DCA 6-month options must set up a DCA transfer program that transfers the funds out of the DCA account into one of the other allocation alternatives allowed for the Guaranteed Minimum Withdrawal Benefit. Additionally, the DCA 1-year and DCA 6-month options are only available for new premium-transfers into these funds are not allowed.

Withdrawals in General. Under the Guaranteed Minimum Withdrawal Benefit rider, you may elect to make guaranteed withdrawals under the annual withdrawal benefit option or the lifetime annual withdrawal benefit option. On or after the first rider issue date, you may make guaranteed withdrawals each rider year up to the guaranteed annual lifetime withdrawal amount (the "GALWA"). Guaranteed withdrawals up to the GALWA will not impact the lifetime Benefit Basis (defined below under "Amount of your guaranteed withdrawals"). If, after you have taken a withdrawal, you choose to receive only a part of, or none of, your GALWA in any given rider year, your GALWA will not increase.

If you do not take any withdrawals, your GALWA will increase annually on each rider anniversary until the earliest of:

     -    the date of your first withdrawal; or

     - the 10th rider anniversary (or the 10th step-up anniversary, if a step-up is elected).

Each increase will be equal to five percent (5%) of the lifetime Benefit Basis as of your first rider anniversary (or step-up anniversary if a step-up is elected).

Within each rider year, you may also withdraw more than the GALWA. The portion of any withdrawal which is in excess of the GALWA in effect at the time of the withdrawal request is referred to as an "excess withdrawal." In addition, an excess withdrawal may occur when the amount withdrawn, when added to prior withdrawals during a rider year, exceeds the GALWA. Scheduled withdrawals under systematic withdrawal program to satisfy a required minimum distribution plan for the Value of this Contract are not considered excess withdrawals provided you enroll in the Automatic Required Minimum Distribution plan. Excess withdrawals will reduce your lifetime Benefit Basis, and may do so by more than the actual amount of the excess withdrawal.

Please note that all guaranteed withdrawals under the Guaranteed Minimum Withdrawal Benefit rider are also partial withdrawals under the Contract and will reduce your death benefit. Any applicable contingent deferred sales charge and market value adjustment will apply to guaranteed withdrawals. If a guaranteed withdrawal under the Guaranteed Minimum Withdrawal Benefit causes your Contract Value to be equal to or less than zero, the Company will pay any remaining guaranteed withdrawals under the terms of the Guaranteed Minimum Withdrawal Benefit under an Income Option that the Company makes available for that purpose (the "Guaranteed Minimum Withdrawal Benefit settlement"). Your Contract and all other riders then will terminate. If the guaranteed withdrawals continue past the anticipated Income Payout Date, the Company will allow you to extend that Payout date. However, if you extend the Payout Date beyond age 85 (or 10 years from the Contract Issue Date, if later): (1) all other riders will terminate on that date, and (2) the Company will no longer accept purchase payments under the Contract. Tax consequences may apply. (See "Tax Status of the Contract - Taxation of Annuities" in the Prospectus).

You should carefully consider when to begin taking guaranteed withdrawals if you have elected the Guaranteed Minimum Withdrawal Benefit. If you begin taking guaranteed withdrawals too soon or delay taking guaranteed withdrawals for too long, you may limit the value of the Guaranteed Minimum Withdrawal Benefit. If you elect the Guaranteed Minimum Withdrawal Benefit for a Qualified Contract, tax rules may prevent you from taking partial withdrawals when you otherwise would, or require you to take excess withdrawals, reducing your lifetime Benefit Basis. See "Federal Tax Matters -

Taxation of Qualified Plans" in your Prospectus. Consult a tax advisor before purchasing the Guaranteed Minimum Withdrawal Benefit rider.

Excess Withdrawals more than the GALWA. If a partial withdrawal taken during a rider year is more than the current GALWA, an excess withdrawal occurs. The GALWA, lifetime Benefit Basis will be reset to equal the lesser of:

     (a)  the Contract Value immediately following the withdrawal; or

     (b) the previous lifetime Benefit Basis reduced dollar for dollar by (i) the total of all partial withdrawals to date during the current rider year, if prior partial withdrawals were made during the rider year that were not excess withdrawals, otherwise (ii) the amount of the withdrawal.

If the Company reduces the resulting Benefit Basis as a result of the excess withdrawal, the Company will also reduce the GALWA.

Termination. You may terminate the Guaranteed Minimum Withdrawal Benefit rider on any date. Terminating the rider prior to the expiration of the Minimum Charge Period of 7 years will result in rider charges continuing to be assessed (based on individual state regulations) until the Minimum Charge Period is reached. In addition, the Guaranteed Minimum Withdrawal Benefit rider will automatically terminate on the earliest of:

     (a)  the Payout Date;

     (b) the date Due Proof of Death of the Annuitant (last remaining Annuitant, if joint Annuitants) is received;

     (c)  the date there is a change of Annuitant for any reason; or

     (d)  the date you surrender your Contract.

For the Guaranteed Minimum Withdrawal Benefit to remain in effect, all of your Net Purchase Payments and all of your Contract Value must be invested in an available benefit allocation model. You may transfer to another available benefit allocation model at anytime. However, if you discontinue allocating your Net Purchase Payments and Contract Value to one of the available benefit allocation models, the Guaranteed Minimum Withdrawal Benefit will automatically terminate on the later of: (i) the last day of the Minimum Charge Period as shown on the Rider Data Page; (ii) the date your Contract Value is transferred to an investment option other than an available benefit allocation model, or
(iii) the date of change in allocation of purchase payments to an investment option other than an available benefit allocation model. On the date of that transfer or change of allocation to an investment option that is not an available benefit allocation model, your lifetime Benefit Basis will be reduced to zero, and you cannot step-up the Benefit Basis and lifetime Benefit Basis as described below. Termination of the rider prior to the expiration of the Minimum Charge Period of 7 years will result in rider charges continuing to be assessed (based on individual state regulations) until the Minimum Charge Period is reached.

Amount of your guaranteed withdrawals. The Company determines your GALWA by multiplying the lifetime Benefit Basis by the annual lifetime benefit percentage. The table shows the current annual lifetime benefit percentages.

                   CURRENT ANNUAL LIFETIME BENEFIT PERCENTAGES

                      Joint Annuitants     Joint Annuitants
                       (age difference      (age difference
                       5 yrs or less)         over 5 yrs)
                       Attained Age of      Attained Age of
                      Oldest Annuitant     Oldest Annuitant
  Attained Age at         at First             at First
 First Withdrawal         Withdrawal          Withdrawal
------------------   ------------------   ------------------
 Age    Percentage    Age    Percentage    Age    Percentage
-----   ----------   -----   ----------   -----   ----------
45-58        4%      45-58        3%      45-58        2%
59-64        5%      59-64        4%      59-64        3%
65-69      5.5%      65-69      4.5%      65-69      3.5%
70-74        6%      70-74        5%      70-74        4%
  75+      6.5%        75+      5.5%        75+      4.5%

                     If only one          If only one
                     Annuitant is         Annuitant is
                     living at the time   living at the time
                     of your first        of your first
                     withdrawal, the      withdrawal, the
                     percentages shown    percentages shown
                     above currently      above currently
                     will be increased    will be increased
                     by 1%.               by 2%.

Any change in the lifetime Benefit Basis will also result in a change in the GALWA. The lifetime Benefit Basis is used only to calculate the GALWA. The lifetime Benefit Basis does not establish or guarantee a minimum Contract Value, Surrender Value, death benefit, or return for any Subaccount.

The lifetime Benefit Basis as of the rider issue date is equal to: (i) your initial Net Purchase Payment and any applicable Contract Value Increase Enhancements, if the rider is issued at Contract issue; (ii) your Contract Value, if the rider is issued after the Contract Issue Date; (iii) the greater of the Guaranteed Minimum Accumulation Benefit Basis or the Contract Value as of the rider issue date, if the rider is issued as a conversation from a Guaranteed Minimum Accumulation Benefit rider; or (iv) the continuation amount, if the rider is issued as a result of spousal continuation. The Company will increase the lifetime Benefit Basis by any Net Purchase Payments it receives during the window period, currently, the first 12 months after rider issue. The Company limits the amount of window purchase payments that count toward this benefit to the maximum window purchase payment, currently two times your initial purchase payment. (This amount is shown on your Rider Data Page.) The Company is currently waiving this limitation. You should carefully consider whether you want to make purchase payments after the window period or in excess of the maximum window purchase payment amount. Such purchase payments will increase the cost of the Guaranteed Minimum Withdrawal Benefit rider, and will not participate in any Guaranteed Minimum Withdrawal Benefit rider benefits.

The Company will reduce the lifetime Benefit Basis if an excess withdrawal occurs. In addition, as discussed above, if you elect not to participate in an available benefit allocation model, the lifetime Benefit Basis will become zero and the Guaranteed Minimum Withdrawal Benefit rider will terminate.

Step-up. On any monthly anniversary (a monthly anniversary is the same day each month as your rider issue date) on or following your third rider anniversary (and on any monthly anniversary or following each subsequent third rider step-up anniversary), you may, subject to certain conditions, "step-up" the lifetime Benefit Basis to equal your current Contract Value.

You may step-up the lifetime Benefit Basis provided:

     (a)  your Contract Value is greater than zero;

     (b) your Contract Value is greater than the lifetime Benefit Basis as of the step-up date;

     (c) the Annuitant (or oldest Annuitant, if there are joint Annuitants) is age 85 or younger as of the step-up date; and

     (d) the Company receives your Written Request to step-up the lifetime Benefit Basis at its Home Office.

The step-up date will be the monthly anniversary following the receipt of your Written Request.

If you elect the "step-up", the start date for the new benefit period will be the step-up date, the lifetime Benefit Basis will equal your Contract Value as of the step-up date, and any increases to the lifetime Benefit Basis will be measured from the step-up anniversary. In addition, a new Minimum Charge Period will begin. Following your step-up election, the rider fee will be changed to an amount equal to the fee charged on newly issued Guaranteed Withdrawal Benefit Riders at that time. This fee may be higher than your current fee. If the Company is no longer issuing new Contracts with this rider, then the rider fee after the step-up will be set by the company, based upon current market conditions at the time of the step-up. The fee will not exceed the maximum of 1.00%.

See below for examples of how the Guaranteed Minimum Withdrawal Benefit rider will work.

Guaranteed Minimum Withdrawal Benefit Charge. If you elect the Guaranteed Minimum Withdrawal Benefit, the Company will deduct a charge that compensates it for the costs and risks the Company assumes in providing this benefit. The Company will not deduct the Guaranteed Minimum Withdrawal Benefit charge after the Payout Date. The current annual Guaranteed Minimum Withdrawal Benefit charge percentage is 0.6%. This charge will not change unless you choose to step-up your Lifetime Benefit Basis. The amount charged for a step-up of the lifetime Benefit Basis will equal the amount charged for newly issued riders. The amount of the Guaranteed Minimum Withdrawal Benefit charge is calculated annually by multiplying the current annual Guaranteed Minimum Withdrawal Benefit charge percentage by the average monthly Contract Value for the prior Contract Year. The average monthly Contract Value is equal to the sum of each monthly Contract Value (the Contract Value as of the same day of the month as the Contract Issue
Date) divided by the number of months. On each Contract Anniversary during the accumulation period, the Company will deduct the Guaranteed Minimum Withdrawal Benefit charge pro-rata from your Contract Value. A pro-rata portion of the charge also will be deducted upon Contract surrender, election to step-up the lifetime Benefit Basis, termination of the rider after the expiration of the Minimum Charge Period, payment of death proceeds, or the start of payments under an Income Payout Option, does not occur on a Contract Anniversary.

                                      * * *

                                    EXAMPLES

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 and an issue age of 64. This means:

     -    The lifetime Benefit Basis is $100,000; and

     - The guaranteed annual lifetime withdrawal amount is $5,000 (GALWA) if a withdrawal is taken immediately (5% rate for withdrawals beginning at attained age 64 x $100,000).

     - All withdrawal figures shown indicate the total amount withdrawn from the Contract and, assume that no surrender charge or market value adjustment applies. Any surrender charge and/or market value adjustment, if applicable, will reduce the Contract Value and result in additional adjustments to the lifetime Benefit Basis unless the owner chooses to have those charges deducted from the amount they receive.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT DURING THE WINDOW PERIOD): Starting with the Base Assumptions, the Owner makes an additional purchase payment of $50,000 within the window period.

     - The lifetime Benefit Basis is $150,000, which is the prior lifetime Benefit Basis plus the additional purchase payment; and

     - The guaranteed annual lifetime withdrawal amount is $7,500, which is 5% of the new lifetime Benefit Basis.

EXAMPLE 2 (LIFETIME WITHDRAWALS BEGIN BEFORE THE FIRST ANNIVERSARY): Starting with the Base Assumptions, the Owner withdraws the GALWA ($5,000 = $100,000 x 5%) before the first Contract Anniversary.

     - The lifetime Benefit Basis is $100,000, this does not change because the withdrawal does not exceed the $5,000 GALWA; and

     - The GALWA is $5,000, this does not change because the withdrawal does not exceed the $5,000 GALWA.

EXAMPLE 3 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS GREATER THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, the Owner withdraws $50,000 after the third Contract Anniversary (but before the fourth). Assume the Contract Value is $150,000 at the time of the withdrawal and no prior withdrawals have occurred.

     - The lifetime Benefit Basis is $115,000. It was increased by 5% of the initial lifetime Benefit Basis ($5,000) on each of the first three Contract Anniversaries, for a total increase of $15,000.

     - The guaranteed annual lifetime withdrawal at this time, prior to the $50,000 withdrawal, is $6,235 (5.5% rate for age 67 times the $115,000 lifetime Benefit Basis).

     - The lifetime Benefit Basis is adjusted to $65,000 since the $50,000 withdrawal exceeds the $6,235 GALWA. The adjusted amount is the lesser of (1) or (2) below:

               1.   The prior lifetime Benefit Basis less the withdrawal:
                    $115,000 -$50,000 = $65,000; or

               2. The Contract Value after the withdrawal: $150,000 - $50,000 = $100,000.

     - The GALWA is $3,575 after the withdrawal, which is 5.5% (the rate for age 67) of the new lifetime Benefit Basis.

EXAMPLE 4 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, withdraw $50,000 after the third Contract Anniversary but before the fourth, with a Contract Value of $80,000 at the time of the withdrawal (no prior withdrawals have occurred).

     - The lifetime Benefit Basis is $115,000. It was increase by 5% of the initial basis ($5,000) on each of the first three Contract Anniversaries, for a total increase of $15,000.

     - The guaranteed lifetime withdrawal at this time (before the $50,000 withdrawal) is $6,235 (5.5% rate for age 67 times the $115,000 lifetime Benefit Basis.

     - The lifetime Benefit Basis is adjusted to $30,000 since the withdrawal exceeds the $6,235 GALWA. The adjusted value is the lesser of (1) or
          (2) below:

               1.   The prior lifetime Benefit Basis less the withdrawal:
                    $115,000 -$50,000 = $65,000; or

               2. The Contract Value after the withdrawal: $80,000 - $50,000 = $30,000

     -    The GALWA is $1,650, which is 5.5% of the new lifetime Benefit Basis.

EXAMPLE 5 (STEP-UP THE LIFETIME BENEFIT BASIS BEFORE WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume no withdrawals have been taken and the value of the Contract on the third Contract Anniversary is $125,000.

     - The existing lifetime Benefit Basis is $115,000. It was increase by 5% of the initial basis ($5,000) on each of the first three Contract Anniversaries.

     - The Owner chooses to step-up the lifetime Benefit Basis to the Contract Value of $125,000.

     - The guaranteed annual lifetime withdrawal at after the step-up is $6,875 (5.5% rate for age 67 times the $125,000 stepped-up lifetime Benefit Basis).

     - NOTE: If the Owner chooses to step-up the lifetime Benefit Basis a new seven year Minimum Charge Period will begin starting on the date of the step-up.

     - NOTE: The charge for the rider at step-up will be the current charge for new issues of the rider, we are no longer issuing the rider, the charge will be set by the Company.

EXAMPLE 6 (STEP-UP THE LIFETIME BENEFIT BASIS AFTER WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume the Owner began receiving their $5,000 GALWA beginning in the first Contract Year and no additional no withdrawals have been taken. The Value of the Contract on the third Contract Anniversary is $110,000.

     - The lifetime Benefit Basis is $100,000. Since withdrawals began immediately, the lifetime Benefit Basis did not increase.

     - The Owner chooses to step-up the lifetime Benefit Basis to the Contract Value of $110,000.

     - The guaranteed annual lifetime withdrawal at after the step-up is $5,500 (5% rate for age 64 -- the age at the time of the first withdrawal from the Contract - times the $110,000 stepped-up lifetime Benefit Basis).

     - NOTE: If the Owner chooses to step-up the lifetime Benefit Basis a new seven year Minimum Charge Period will begin starting on the date of the step-up.

     - NOTE: The charge for the rider at step-up will be the current charge for new issues of the rider. If the Company is no longer issuing the rider, then it will set the charge.

                                   APPENDIX D
        GUARANTEED MINIMUM ACCUMULATION BENEFIT FOR RIDERS ISSUED BEFORE
                   OCTOBER 29, 2007 BUT AFTER OCTOBER 30, 2006

For Guaranteed Minimum Accumulation Benefit riders issued before October 29, 2007 but after October 30, 2006, and as available in your state, the Guaranteed Minimum Accumulation Benefit will remain as described in this prospectus, except to the extent that the Guaranteed Minimum Accumulation Benefit rider has the following investment options:

   INVESTMENT CATEGORY              SUBACCOUNTS
------------------------   ----------------------------
Individual Funds - (100%   100% Diversified Income
allocated to only one of   100% Conservative Allocation
the available funds)       100% Moderate Allocation

Conservative 7-14 Years     45% Bond
                            25% Large Cap Value
                            10% Large Cap Growth
                             5% High Income
                             5% Mid Cap Value
                             5% Mid Cap Growth
                             5% International Stock

Conservative 15+ Years      35% Bond
                            20% Large Cap Value
                            10% International Stock
                             5% High Income
                            10% Large Cap Growth
                             5% Mid Cap Value
                             5% Mid Cap Growth
                             5% Small Cap Value
                             5% Global Securities

Moderate 7-14 Years         30% Bond
                            20% Large Cap Value
                             5% Mid Cap Growth
                            10% International Stock
                            10% Mid Cap Value
                             5% High Income
                            10% Large Cap Growth
                             5% Global Securities
                             5% Small Cap Value

                                      * * *

                                    EXAMPLES

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 and an issue age of 65. This means the Benefit Basis is $100,000. All withdrawal figures shown indicate the total amount withdrawn from the Contract, and assume that no surrender or market value adjustment applies. Any surrender charge and/or market value adjustment, if applicable, will further reduce the Contract Value and result in additional adjustments to the Benefit Basis unless the owner chooses to have those charges deducted from the amount they receive.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT DURING THE WINDOW PERIOD): The Owner makes an additional purchase payment of $50,000 within the window period. The Benefit Basis is $150,000, which is the prior Benefit Basis plus the additional purchase payment.

EXAMPLE 2 (WITHDRAWAL WHEN THE CONTRACT VALUE EXCEEDS THE BENEFIT BASIS):
Starting with the Base Assumptions, the Owner withdraws $50,000, with Contract Value of $150,000 at the time of the withdrawal (no prior withdrawals have occurred).

     - The adjustment to the Benefit Basis is $50,000 which is the greater of:

     -    The withdrawal of $50,000; or

     - The proportion of the Benefit Basis withdrawn of $33,333.33. This is calculated as (1) divided by (2) with the result multiplied by (3):

               1.   partial withdrawal amount: $50,000;

               2.   Contract Value immediately prior to the withdrawal:
                    $150,000;

               3.   the Benefit Basis immediately prior to the withdrawal:
                    $100,000;

     - So the proportion of the Benefit Basis withdrawn: ($50,000! $150,000)*$100,000 = $33,333.33

     - Therefore the Benefit Basis is adjusted to $50,000 ($100,000 prior basis less $50,000 adjustment calculated above).

EXAMPLE 3 (WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE BENEFIT BASIS):
Starting with the Base Assumptions, the Owner withdraws $50,000 with Contract Value of $80,000 at the time of the withdrawal (no prior withdrawals have occurred).

     - The adjustment to the Benefit Basis is $62,500 which is the greater of:

     -    The prior Benefit Basis less the withdrawal of $50,000; or

     - The proportion of the Benefit Basis withdrawn of $62,500. This is calculated as follows (1) divided by (2) with the result multiplied by
          (3):

               1.   partial withdrawal amount: $50,000;

               2.   Contract Value immediately prior to the withdrawal: $80,000;

               3.   the Benefit Basis immediately prior to the withdrawal:
                    $100,000;

     -    So the proportion of the Benefit Basis withdrawn:
          ($50,000/$80,000)*$100,000 = $62,500

     - Therefore, the Benefit Basis is adjusted to $37,500 ($100,000 prior basis less $62,500 adjustment calculated above).

EXAMPLE 4 (STEP-UP THE BENEFIT BASIS): Starting with the Base Assumptions, on the 4th anniversary the Contract Value is $135,000.

     -    The existing Benefit Basis is $100,000.

     - The Owner chooses to step-up the Benefit Basis to the account value of $135,000.

     - The new Benefit Basis is $135,000 and the Contract Value will be guaranteed to be at least $135,000 on the 14th Contract Anniversary (10 years from the step-up date).

     - NOTE: If the Owner chooses to step-up the Benefit Basis a new seven year Minimum Charge Period will begin starting on the date of the step-up.

     - NOTE: The charge for the rider at step-up will be the current charge for new issues of the rider. If the Company is no longer issuing the rider, then it will set the charge.

                                   APPENDIX E
         GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR RIDERS ISSUED BEFORE
                                OCTOBER 30, 2006

General. The Guaranteed Minimum Withdrawal Benefit rider is available for an additional charge only when you purchase the Contract. The Guaranteed Minimum Withdrawal Benefit offers you the ability to take a specified annual withdrawal regardless of your Contract Value. If you do not choose to make withdrawals under the Guaranteed Minimum Withdrawal Benefit rider, the charges collected for this benefit will not be refunded. You may elect either the Guaranteed Minimum Withdrawal Benefit or the Guaranteed Minimum Accumulation Benefit, but not both optional benefits.

Electing the Guaranteed Minimum Withdrawal Benefit Rider. You may elect the Guaranteed Minimum Withdrawal Benefit rider if the Annuitant is not more than 85 years old on the Contract Issue Date. If your Contract is jointly owned, your Contract may only have a single Annuitant if you elect this rider. The Contract offers static benefit allocation models with pre-selected Subaccounts and percentages that have been established for different types of investors. If you elect the Guaranteed Minimum Withdrawal Benefit rider, all of your Net Purchase Payments and all of your Contract Value must participate in one of the benefit allocation models that the Company makes available for that purpose. The current benefit allocation models (by investment category and the Subaccounts in which the models invest) are:

  INVESTMENT CATEGORY              SUBACCOUNTS
-----------------------   ----------------------------
Diversified Income Fund   100% Diversified Income
                          100% Conservative Allocation
                          100% Moderate Allocation
                          100% DCA 1-year*
                          100% DCA 6-month*

Conservative 7-14 Years    45% Bond
                           25% Large Cap Value
                           10% Large Cap Growth
                            5% High Income
                            5% Mid Cap Value
                            5% Mid Cap Growth
                            5% International Stock

Conservative 15+Years      35% Bond
                           20% Large Cap Value
                           10% International Stock
                            5% High Income
                           10% Large Cap Growth
                            5% Mid Cap Value
                            5% Mid Cap Growth
                            5% Small Cap Value
                            5% Global Securities

Moderate 7-14 Years        30% Bond
                           20% Large Cap Value
                            5% Mid Cap Growth
                           10% International Stock
                           10% Mid Cap Value
                            5% High Income
                           10% Large Cap Growth
                            5% Global Securities
                            5% Small Cap Growth

* Funds allocated to the DCA 1-year or the DCA 6-month options must set up a DCA transfer program that transfers the funds out of the DCA account into one of the other allocation alternatives allowed for the Guaranteed Minimum Withdrawal Benefit. Additionally, the DCA 1-year and DCA 6-month options are only available for new premium-transfers into these funds are not allowed.

Withdrawals in General. Under the Guaranteed Minimum Withdrawal Benefit rider, you may elect to make guaranteed withdrawals under the annual withdrawal benefit option or the lifetime annual withdrawal benefit option. On or after the first rider anniversary, you may make guaranteed withdrawals each rider year up to the guaranteed annual withdrawal amount (the "GAWA") (under the annual withdrawal option) or the guaranteed annual lifetime withdrawal amount (the

"GALWA") (under the annual lifetime benefit option). Guaranteed withdrawals up to the GALWA will not impact the Benefit Basis or the lifetime Benefit Basis (defined below under "Amount of your guaranteed withdrawals"). Guaranteed withdrawals up to the GAWA will not impact the Benefit Basis, but will impact the lifetime Benefit Basis, if the withdrawal exceeds the GALWA. If you choose to receive only a part of, or none of, your GAWA or GALWA in any given rider year, your GAWA and GALWA is not cumulative and will not increase. For example, if your GALWA is $1,500 and you withdraw $1,000 one year, your GALWA will not increase next year by the $500 you did not withdraw. In general, you may switch from one withdrawal option to the other without prior notification to the Company. Rather, the actual amount of the guaranteed withdrawal during a rider year will determine which of the withdrawal options is applicable for that rider year. However, if payments are made under a Guaranteed Minimum Withdrawal Benefit settlement (defined below), the Company will require you to choose the withdrawal option and withdrawal amount for any remaining guaranteed withdrawals.

Within each rider year, you may also withdraw more than the GAWA or the GALWA. The portion of any withdrawal which is in excess of the GAWA or the GALWA in effect at the time of the withdrawal request is referred to as an "excess withdrawal." In addition, an excess withdrawal may occur when the amount withdrawn, when added to prior withdrawals during a rider year, exceeds the GAWA or the GALWA. Any partial withdrawal before the first rider anniversary is an excess withdrawal. Excess withdrawals will reduce your Benefit Basis and/or lifetime Benefit Basis, and may do so by more than the actual amount of the excess withdrawal.

All guaranteed withdrawals under the Guaranteed Minimum Withdrawal Benefit rider are also partial withdrawals under the Contract. Any applicable contingent deferred sales charge and market value adjustment will apply to guaranteed withdrawals. If a guaranteed withdrawal under the Guaranteed Minimum Withdrawal Benefit causes your Contract Value to be equal to or less than zero, the Company will pay any remaining guaranteed withdrawals under the terms of the Guaranteed Minimum Withdrawal Benefit under an Income Option that the Company makes available for that purpose (the "Guaranteed Minimum Withdrawal Benefit settlement"). Your Contract and all other riders then will terminate. If the guaranteed withdrawals continue past the anticipated Income Payout Date, we will allow you to extend that Payout Date. However, If you extend the Payout Date beyond age 85 (or 10 years from the Contract Issue Date if later): (1) you must elect to receive withdrawals under either the annual withdrawal benefit option or annual lifetime benefit option, (2) once you make this election it cannot be changed, (3) all other riders will terminate on that date, and (4) we will no longer accept purchase payments under the Contract. Tax consequences may apply. (See "Tax Status of the Contract - Taxation of Annuities" in the Prospectus.) You should carefully consider when to begin taking guaranteed withdrawals if you have elected the Guaranteed Minimum Withdrawal Benefit. If you begin taking guaranteed withdrawals too soon or delay taking guaranteed withdrawals for too long, you may limit the value of the Guaranteed Minimum Withdrawal Benefit. If you elect the Guaranteed Minimum Withdrawal Benefit for a Qualified Contract, tax rules may prevent you from taking partial withdrawals when you otherwise would, or require you to take excess withdrawals, reducing your Benefit Basis and/or lifetime Benefit Basis. See "Federal Tax Matters - Taxation of Qualified Plans" on page 50 of your Prospectus. Consult a tax advisor before purchasing the Guaranteed Minimum Withdrawal Benefit rider.

Excess Withdrawals more than the GAWA. If an excess withdrawal occurs and the partial withdrawals during a rider year are more than the current guaranteed annual withdrawal amount, the Company will make the following adjustments:

     (a) reduce the remaining withdrawal amount to equal the lesser of (1) the Contract Value immediately following the withdrawal, or (2) the previous remaining withdrawal amount reduced dollar for dollar by the amount of the withdrawal;

     (b) reset the Benefit Basis to equal the lesser of (1) the Contract Value immediately following the withdrawal, or (2) the previous Benefit Basis reduced dollar for dollar by the amount of the withdrawal; and
          (c) reset the lifetime Benefit Basis to equal the lesser of (1) the Contract Value immediately following the withdrawal, or (2) the previous lifetime Benefit Basis reduced dollar for dollar by (i) the total of all partial withdrawals to date during the current rider year that were not excess withdrawals, otherwise (ii) the amount of the withdrawal.

If the Company reduces the resulting Benefit Basis as a result of the excess withdrawal, the Company will also reduce the GAWA. If the Company reduces the resulting lifetime Benefit Basis as a result of the excess withdrawal, the Company will also reduce the GALWA.

Excess Withdrawals more than the GALWA. If an excess withdrawal occurs and the partial withdrawals during a rider year are more than the current GALWA but less than the current GAWA, the Company will make the following adjustments:

     (a) reduce the remaining withdrawal amount dollar for dollar by the amount of the

     (b)  reset the lifetime Benefit Basis to equal the lesser of:

               (1) the Contract Value immediately following the withdrawal; or
               (2) reduce the previous lifetime Benefit Basis dollar for dollar by (i) the total of all partial withdrawals to date during the current rider year, if prior partial withdrawals were made during the rider year that were not excess withdrawals, otherwise (ii) the amount of the withdrawal.

If the Company reduces the lifetime Benefit Basis as a result of the excess withdrawal, the Company will also reduce the GALWA.

Termination. You may terminate the Guaranteed Minimum Withdrawal Benefit rider on any date following the expiration of the Minimum Charge Period of 7 years. In addition, the Guaranteed Minimum Withdrawal Benefit rider will automatically terminate on the earliest of:

     (a) the date the remaining withdrawal amount is reduced to zero and there are no further guaranteed withdrawals allowed under the annual lifetime benefit option;

     (b)  the Payout Date;

     (c)  the date Due Proof of Death of the Annuitant is received;

     (d)  the date there is a change of Annuitant for any reason; or

     (e)  the date you surrender your Contract.

For the Guaranteed Minimum Withdrawal Benefit to remain in effect, all of your Net Purchase Payments and all of your Contract Value must be invested in an available benefit allocation model. You may transfer to another available benefit allocation model at anytime.

However, if you discontinue allocating your Net Purchase Payments and Contract Value to one of the available benefit allocation models, the Guaranteed Minimum Withdrawal Benefit will automatically terminate on the later of: (i) the last day of the Minimum Charge Period as shown on the Rider Data Page; (ii) the date your Contract Value is transferred to an investment option other than an available benefit allocation model, or (iii) the date of change in allocation of purchase payments to an investment option other than an available benefit allocation model. On the date of that transfer or change of allocation to an investment option that is not an available benefit allocation model, your Benefit Basis and lifetime Benefit Basis will be reduced to zero, and you cannot step-up the Benefit Basis and lifetime Benefit Basis as described below.

Amount of your guaranteed withdrawals. The Company determines your GAWA by multiplying the Benefit Basis by the current annual withdrawal benefit percentage of 7%. Similarly, the Company determines your GALWA by multiplying the lifetime Benefit Basis by the annual lifetime benefit percentage shown on your Rider Data Page. The annual lifetime benefit percentage currently is 4% for Annuitant less than age 60 on the rider date and it currently is 5% for Annuitants age 60 or more on the rider date. Any change in the Benefit Basis or lifetime Benefit Basis will also result in a change in the GAWA or GALWA, as appropriate. THE BENEFIT BASIS AND LIFETIME BENEFIT BASIS ARE USED ONLY TO CALCULATE THE GAWA AND GALWA. THE BENEFIT BASIS AND LIFETIME BENEFIT BASIS DO NOT ESTABLISH OR GUARANTEE A MINIMUM CONTRACT VALUE, SURRENDER VALUE, DEATH BENEFIT, OR RETURN FOR ANY SUBACCOUNT.

The Benefit Basis and the lifetime Benefit Basis are equal to your initial Net Purchase Payment, plus any Net Purchase Payments received during the window period. Currently, the first 12 months after contract issue, we limit the amount of window purchase payments that count toward this benefit to the maximum window purchase payment, currently two times your initial purchase payment. (This amount is shown on your Rider Data Page). You should carefully consider whether you want to make purchase payments after the window period or in excess of the maximum window purchase payment amount. SUCH PURCHASE PAYMENTS WILL INCREASE THE COST OF THE GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER, AND WILL NOT PARTICIPATE IN ANY GMWB RIDER BENEFITS.

The Company will adjust the Benefit Basis/lifetime Benefit Basis if an excess withdrawal occurs. In addition, as discussed above, if you elect not to participate in an available benefit allocation model, the Benefit Basis and lifetime Benefit Basis will become zero and the Guaranteed Minimum Withdrawal Benefit rider will terminate.

Step-up. On your fifth rider anniversary (and any subsequent fifth rider anniversary following a step-up), you may, subject to certain conditions, "step-up" the Benefit Basis and lifetime Benefit Basis to equal your current Contract Value. You may step-up the Benefit Basis and lifetime Benefit Basis provided:

     (a) you have not taken any withdrawals since the start date for the current benefit period;

     (b)  your Contract Value is greater than zero;

     (c) your Contract Value is greater than the Benefit Basis as of the step-up date;

     (d)  the Annuitant is age 85 or younger as of the step-up date; and

     (e) the Company receives your written request to step-up the Benefit Basis and lifetime Benefit Basis at its home office at least thirty (30) days prior to the end of the fifth (5th) rider year for the current benefit period. The step-up date will be the rider anniversary as of the end of that rider year.

If you elect the "step-up," the start date for the new benefit period will be the step-up date, and the Benefit Basis and lifetime Benefit Basis will equal your Contract Value as of the step-up date. A new Minimum Charge Period will begin. The charge for the new benefit period may differ from the prior charge, but will not exceed the maximum rider charge of 1% of the average monthly Contract Value for the prior year.

For examples of the operation of the Guaranteed Minimum Withdrawal Benefit, see below.

GMWB Charge. If you elect the Guaranteed Minimum Withdrawal Benefit, the Company will deduct a charge that compensates it for the costs and risks the Company assumes in providing this benefit. The Company will not deduct the Guaranteed Minimum Withdrawal Benefit charge after the Payout Date, nor will the Company assess the Guaranteed Minimum Withdrawal Benefit charge if a Guaranteed Minimum Withdrawal Benefit settlement were to occur. The current annual Guaranteed Minimum Withdrawal Benefit charge percentage is 0.50%. The Company has the right to change the current Guaranteed Minimum Withdrawal Benefit charge percentage for newly issued riders or if you step-up your benefit, but it will never exceed the maximum Guaranteed Minimum Withdrawal Benefit charge percentage which is 1.0%. The amount of the Guaranteed Minimum Withdrawal Benefit charge is calculated annually by multiplying the current annual Guaranteed Minimum Withdrawal Benefit charge percentage by the average monthly Contract Value for the prior year. The average monthly Contract Value is equal to the sum of each monthly Contract Value (the Contract Value as of the same day of the month as the Contract Issue Date) divided by the number of months. On each Contract Anniversary during the accumulation period, the Company will deduct the Guaranteed Minimum Withdrawal Benefit charge pro-rata from your Contract Value. A pro-rata portion of the charge also will be deducted upon Contract surrender, termination of the rider after the expiration of the Minimum Charge Period, payment of death proceeds, or selection of an Income Payout Option, if the surrender, termination, payment of death proceeds or selection of an Income Payment Option does not occur on a Contract Anniversary. The charge for a year will be in proportion to the number of days since the prior Contract Anniversary.

                                     * * *

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 and an issue age of 35. This means: the Benefit Basis is $100,000;

     -    the remaining withdrawal amount is $100,000;

     -    the guaranteed annual withdrawal amount (GAWA) is $7,000;

     -    the lifetime Benefit Basis is $100,000; and

     -    the guaranteed annual lifetime withdrawal amount (GALWA) is $4,000.

     - Any surrender charge and/or market value adjustment, if applicable, will further reduce the Contract Value and result in additional adjustments to the Benefit Basis and lifetime Benefit Basis unless the owner chooses to have those charges deducted from the amount they receive.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT DURING THE WINDOW PERIOD): Starting with the Base Assumptions, the Owner makes an additional purchase payment of $50,000 within the window period.

     - the Benefit Basis is $150,000, which is the prior Benefit Basis plus the additional purchase payment;

     - the remaining withdrawal amount is $150,000, which is the prior remaining withdrawal amount plus the additional purchase payment;

     -    the GAWA is $10,500, which is 7% of the new Benefit Basis;

     - the lifetime Benefit Basis is $150,000, which is the prior lifetime Benefit Basis plus the additional purchase payment; and

     -    the GALWA is $6,000, which is 4% of the new lifetime Benefit Basis.

EXAMPLE 2 (LIFETIME WITHDRAWALS BEGIN AFTER THE FIRST ANNIVERSARY): Starting with the Base Assumptions, the Owner withdraws the GALWA ($4,000) after the first Contract Anniversary.

     - the Benefit Basis is $100,000, this does not change because the withdrawal is less then the $7,000 GAWA;

     - the remaining withdrawal amount is $96,000, the prior remaining withdrawal amount minus the $4,000 guaranteed withdrawal;

     - the GAWA is $7,000, this does not change because the withdrawal is less then the $7,000 GAWA;

     - the lifetime Benefit Basis is $100,000, this does not change because the guaranteed withdrawal does not exceed the $4,000 GALWA; and

     - the GALWA is $4,000, this does not change because the guaranteed withdrawal does not exceed the $4,000 GALWA.

EXAMPLE 3 (GUARANTEED ANNUAL WITHDRAWALS START AFTER THE FIRST ANNIVERSARY):
Starting with the Base Assumptions, the Owner withdraws the GAWA ($7,000) after the first Contract Anniversary and Contract Value is $110,000 at the time of the withdrawal.

     - The Benefit Basis is $100,000, this does not change because the withdrawal does not exceed the $7,000 GAWA;

     - The remaining withdrawal amount is $93,000, the prior remaining guaranteed withdrawal amount minus the $7,000 withdrawal;

     - The GAWA is $7,000, this does not change because the guaranteed withdrawal does not exceed the $7,000 GAWA;

     - the lifetime Benefit Basis is adjusted to $93,000 since the guaranteed withdrawal exceeds the $4,000 GALWA, this value is adjusted to be the lesser of (1) or (2) below:

               1.   the prior lifetime Benefit Basis less the withdrawal:
                    $100,000 - $7,000 = $93,000; or

               2. the Contract Value after the withdrawal: $110,000 - $7,000 = $103,000.

     -    The GALWA is $3,720, which is 4% of the new lifetime Benefit Basis.

EXAMPLE 4 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE EXCEEDS THE BENEFIT BASIS):
Starting with the Base Assumptions, the Owner withdraws $50,000 and Contract Value is $150,000 at the time of the withdrawal (no prior withdrawals have occurred).

     - The Benefit Basis is adjusted to $50,000 since the guaranteed withdrawal exceeds the $7,000 GALWA. The adjusted value is calculated as the lesser of (1) or (2) below:

               1. The prior Benefit Basis less the withdrawal: $100,000 - $50,000 = $50,000; or

               2. The Contract Value after the withdrawal: $150,000 - $50,000 = $100,000.

     - The remaining withdrawal amount is adjusted to $50,000 since the guaranteed withdrawal exceeds the $7,000 GAWA. The adjustment is calculated as the lesser of (1) or (2) below:

               1.   The prior remaining withdrawal amount less the withdrawal:
                    $100,000 - $50,000 = $50,000; or

               2. The Contract Value after the withdrawal: $150,000 - $50,000 = $100,000.

     -    The GAWA is $3,500, which is 7% of the new Benefit Basis;

     - The lifetime Benefit Basis is adjusted to $50,000 since the guaranteed withdrawal exceeds the $4,000 GALWA. The adjusted amount is the lesser of (1) or (2) below:

               1.   The prior lifetime Benefit Basis less the withdrawal:
                    $100,000 - $50,000 = $50,000; or

               2. The Contract Value after the withdrawal: $150,000 - $50,000 = $100,000.

     -    The GALWA is $2,000, which is 4% of the new lifetime Benefit Basis.

EXAMPLE 5 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE BENEFIT BASIS): Starting with the Base Assumptions, the Owner withdraws $50,000 and Contract Value is $80,000 at the time of the withdrawal (no prior withdrawals have occurred).

     - The Benefit Basis is adjusted to $30,000 since the guaranteed withdrawal exceeds the $7,000 GALWA. The adjusted basis is the lesser of (1) or (2) below:

               1. The prior Benefit Basis less the withdrawal: $100,000 - $50,000 = 50,000; or

               2. The Contract Value after the withdrawal: $80,000 - $50,000 = $30,000.

     - The remaining withdrawal amount is adjusted to $30,000 since the guaranteed withdrawal exceeds the $7,000 GAWA. The value is adjusted to be the lesser of (1) or (2) below:

               1.   The prior remaining withdrawal amount less the withdrawal:
                    $100,000 - $50,000 = $50,000; or

               2. The Contract Value after the withdrawal: $80,000 - $50,000 = $30,000.

     -    The GAWA is $2,100, which is 7% of the new Benefit Basis;

     - The lifetime Benefit Basis is adjusted to $30,000 since the guaranteed withdrawal exceeds the $4,000 GALWA. The adjusted value is the lesser of (1) or (2) below:

               1.   The prior lifetime Benefit Basis less the withdrawal:
                    $100,000 - $50,000 = $50,000; or

               2. The Contract Value after the withdrawal: $80,000 - $50,000 = $30,000

     -    The GALWA is $1,200, which is 4% of the new lifetime Benefit Basis.

                                   APPENDIX F
               GUARANTEED MINIMUM ACCUMULATION BENEFIT FOR RIDERS
                         ISSUED BEFORE OCTOBER 30, 2006

General. The Company designed the Guaranteed Minimum Accumulation Benefit rider to protect you from poor investment performance during your Contract's accumulation period. The GMAB rider is available for an additional charge only when you purchase your Contract, and guarantees that on the expiration date of the benefit period, your Contract Value will at least equal the Benefit Basis less adjustments for partial withdrawals. The Company currently offers a 10 year benefit period for the GMAB rider. If, on the rider's expiration date, your Contract Value is greater than your Benefit Basis and you do not renew the benefit period or convert the rider to the GMWB, the Company will increase your Contract Value by the amount of all rider charges deducted during the most recent benefit period, and the rider will terminate. The increase in Contract Value will occur on the rider's expiration date, and the Company will allocate the increase pro-rata according to your purchase payment allocation instructions. You may elect either the GMWB or the GMAB, but not both optional benefits. You should not elect the GMAB if you are interested in current payments. Partial withdrawals may reduce the Benefit Basis by more than the withdrawal amount. If you elect the GMAB for a Qualified Contract, tax rules may require you to take withdrawals after a certain date, reducing your Benefit Basis. See "Federal Tax Matters - Taxation of Qualified Plans" on page 50 of your Prospectus. Consult a tax advisor before purchasing the Guaranteed Minimum Accumulation Benefit rider

Electing the Guaranteed Minimum Accumulation Benefit Rider. You may elect the GMAB rider if the Annuitant is no more than 85 years old on the Contract Issue Date. The Contract offers static benefit allocation models with pre-selected Subaccounts and percentages that have been established for different types of investors. If you elect the GMAB rider, your Net Purchase Payments and all your Contract Value must be allocated to one of the benefit allocation models the Company makes available for that purpose. The current benefit allocation models (by investment category and the Subaccounts in which the models invest) are:

  INVESTMENT CATEGORY              SUBACCOUNTS
-----------------------   ----------------------------
Diversified Income Fund   100% Diversified Income
                          100% Conservative Allocation
                          100% Moderate Allocation
                          100% DCA 1-Year*
                          100% DCA 6-Month*

Conservative 7-14 Years    45% Bond
                           25% Large Cap Value
                           10% Large Cap Growth
                            5% High Income
                            5% Mid Cap Value
                            5% Mid Cap Growth
                            5% International Stock

Conservative 15+ Years     35% Bond
                           20% Large Cap Value
                           10% International Stock
                            5% High Income
                           10% Large Cap Growth
                            5% Mid Cap Value
                            5% Mid Cap Growth
                            5% Small Cap Value
                            5% Global Securities

Moderate 7-14 Years        30% Bond
                           20% Large Cap Value
                            5% Mid Cap Growth
                           10% International Stock
                           10% Mid Cap Value
                            5% High Income
                           10% Large Cap Growth
                            5% Global Securities
                            5% Small Cap Value

* Funds allocated to the DCA 1-year or the DCA 6-month options must set up a DCA transfer program that transfers the funds out of the DCA account into one of the other allocation alternatives allowed for the Guaranteed Minimum Withdrawal Benefit. Additionally, the DCA 1-year and DCA 6-month options are only available for new premium-transfers into these funds are not allowed.

Benefit Basis. Your Benefit Basis is equal to your initial purchase payment plus any purchase payments received during window period currently, the first 12 months after the issue date, minus adjustments for partial withdrawals.

We limit the amount of window purchase payments that count toward your Benefit Basis to the maximum window purchase payment amount, currently two times your initial purchase payment. You should carefully consider whether you want to make purchase payments after the window period or in excess of the maximum window purchase payment amount (shown on your Rider Data Page). Since the charge for the GMAB is calculated based on the Contract Value such purchase payments will increase the cost of the rider (see GMAB Charge below). Additionally by increasing the Contract Value without increasing the Benefit Basis, such payments could negatively impact your GMAB rider benefits.

Partial Withdrawals. You may make a partial withdrawal from your Contract at anytime. If you make a partial withdrawal while the GMAB rider is in effect, however, the Company will reduce your Benefit Basis by the greater of:

     (a) the partial withdrawal amount, including associated surrender charges, if any; or

     (b) the proportion of your account value withdrawn. The proportion of the account value withdrawn is equal to (1) divided by (2), with the result multiplied by (3), where:

               (1)  = the partial withdrawal amount, including associated surrender charges and market value adjustments, if any;

               (2)  = the Contract Value immediately before the partial
                      withdrawal; and

               (3)  = the Benefit Basis immediately before the partial
                      withdrawal.

Step-Up. On your fifth rider anniversary (and each subsequent fifth rider anniversary for a renewal benefit period, or new benefit period following a step-up) you have the one time opportunity to "step-up" your GMAB Benefit Basis to equal your current Contract Value and begin a new benefit period of the same duration as the prior benefit period. This option is available provided all of the following four conditions are met:

     (1) the expiration date for the new benefit period does not extend past the Contract Anniversary following the Annuitant's 85TH birthday or 10 years from the Contract Issue Date, if later;

     (2)  your Benefit Basis is greater than zero;

     (3) your Contract Value is greater than the Benefit Basis as of the step-up date; and

     (4) the Company receives your written request to step-up the benefit in its home office at least thirty (30) days before the end of the fifth
          (5th) rider year for the benefit period. The step-up date will be the rider anniversary as of the end of that rider year.

If you elect the "step-up," a new benefit period with a start date equal to the step-up date will begin. A new 33 Minimum Charge Period also will begin. The charge for the GMAB rider, as "stepped-up," may differ than the charge for the prior benefit period, but will not exceed the maximum rider charge of 1% of the average monthly Contract Value for the prior year.

Termination. You may terminate the Guaranteed Minimum Withdrawal Benefit rider on any date following the expiration of the Minimum Charge Period of 7 years. In addition, the GMAB rider will automatically terminate on the earliest of:

     (a)  the expiration date of the benefit period;

     (b)  the Payout Date;

     (c)  the date Due Proof of Death of the Annuitant is received;

     (d)  the date there is a change of Annuitant for any reason; or

     (e)  the date you surrender your Contract.

For the GMAB rider to remain in effect, all of your Net Purchase Payments and Contract Value must be invested in an available benefit allocation model. You may transfer to another available benefit allocation model at anytime. However, if you elect to discontinue using the available benefit allocation models, the Guaranteed Minimum Withdrawal Benefit rider will automatically terminate. The termination will occur on the later of(a) the last day of the Minimum Charge Period shown on the Rider Data Page, (b) the date your Contract Value is transferred to an investment option other than an available benefit allocation model, or (c) the date of change in allocation of purchase payments to an investment option other than an available benefit allocation model. As of the date of such transfer or allocation change, the Benefit Basis will be reduced to zero, you will not be permitted to step-up your Benefit Basis or renew a benefit period (described below), and you cannot convert the Guaranteed Minimum Withdrawal Benefit to the GMWB rider (described below).

Renewal and Conversion. You may renew the Guaranteed Minimum Accumulation Benefit as of its expiration date, provided certain conditions are met. The renewal benefit period must be the same duration as the expiring benefit period, and cannot extend beyond the Contract Anniversary following the Annuitant 85th birthday or 10 years from the Contract Issue Date, if later. In addition, at the time of renewal, your Benefit Basis must be greater than zero and your Contract Value must be greater than your Benefit Basis. The Company must receive your written request to renew the benefit period at its home office at least 30 days before the expiration date. The GMAB rider charge may change, but in no event will the charge be greater than the maximum rider charge of 1% of the average monthly Contract Value for the prior year. The Minimum Charge Period of 7 years will begin as of the renewal date.

You may also convert the GMAB rider to a GMWB rider (if the GMWB rider is offered) on a rider anniversary. To convert the rider, your Benefit Basis must be greater than zero, the Annuitant must be age 85 or younger as of the date of conversion, and the Company must receive your written request for conversion at its home office at least thirty (30) days before a rider anniversary.

If you convert the GMAB rider to the GMWB rider, the date of the conversion will be the rider anniversary date following receipt of your request. The Benefit Basis and the lifetime Benefit Basis for the GMWB will equal your Contract Value on the date of conversion.

GMAB Charge. If you elect the GMAB, the Company will deduct a charge that compensates it for the costs and risks it assumes in providing this benefit. The Company deducts the GMAB charge even if your Benefit Basis is zero. The current annual GMAB charge percentage is 0.50%. The Company has the right to change the current GMAB charge percentage for newly issued riders or if you step-up or renew your benefit period, but it will never exceed the maximum GMAB charge percentage which is 1.00%. The amount of the GMAB charge is calculated annually by multiplying the current annual GMAB charge percentage by the avenge monthly Contract Value for the prior year. The average monthly Contract Value is equal to the sum of each monthly Contract Value (the Contract Value as of the same day of the month as the Contract Issue Date) divided by the number of months. On each Contract Anniversary during the accumulation period, the Company will deduct the GMAB charge pro-rata from your Contract Value. A pro-rata portion of the charge also will be deducted upon Contract surrender, termination of the rider after the expiration of the Minimum Charge Period, payment of death proceeds, or selection of an Income Payout Option, if the surrender, termination, payment of death proceeds or selection of an Income Payment Option does not occur on a Contract Anniversary. The charge for a year will be in proportion to the number of days since the prior Contract Anniversary.

                                     * * *

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 and an issue age of 35. This means the Benefit Basis is $100,000. All withdrawal figures shown indicate the total amount withdrawn from the Contract, and assume that no surrender or market value adjustment applies. Any surrender charge and/or market value adjustment, if applicable, will further reduce the Contract Value and result in additional adjustments to the Benefit Basis unless the owner chooses to have those charges deducted from the amount they receive.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT DURING THE WINDOW PERIOD): The Owner makes an additional purchase payment of $50,000 within the window period. The Benefit Basis is $150,000, which is the prior Benefit Basis plus the additional purchase payment.

EXAMPLE 2 (WITHDRAWAL WHEN THE CONTRACT VALUE EXCEEDS THE BENEFIT BASIS):
Starting with the Base Assumptions, the Owner withdraws $50,000 and Contract Value is $150,000 at the time of the withdrawal (no prior withdrawals have occurred).

     - The adjustment to the Benefit Basis is $50,000 which is the greater of:

     -    The withdrawal of $50,000; or

     - The proportion of the Benefit Basis withdrawn of $33,333.33. This is calculated as (1) divided by (2) with the result multiplied by (3):

               1.   partial withdrawal amount: $50,000;

               2.   Contract Value immediately prior to the withdrawal: $150,000

               3.   the Benefit Basis immediately prior to the withdrawal:
                    $100,000

     - So the proportion of the Benefit Basis withdrawn: ($50,000 / $150,000)*$100,000 = $33,333.33

     - Therefore the Benefit Basis is adjusted to $50,000 ($100,000 prior basis less $50,000 adjustment calculated above).

EXAMPLE 3 (WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE BENEFIT BASIS):
Starting with the Base Assumptions, the Owner withdraws $50,000 and Contract Value is $80,000 at the time of the withdrawal (no prior withdrawals have occurred).

     - The adjustment to the Benefit Basis is $62,500 which is the greater of:

     -    The prior Benefit Basis less the withdrawal of $50,000; or

     - The proportion of the Benefit Basis withdrawn of $62,500. This is calculated as (1) divided by (2) with the result multiplied by (3):

               4.   partial withdrawal amount: $50,000;

               5.   Contract Value immediately prior to the withdrawal: $80,000

               6.   the Benefit Basis immediately prior to the withdrawal:
                    $100,000

     - So the proportion of the Benefit Basis withdrawn: ($50,000 / $80,000)*$100,000 = $62,500

     - Therefore the Benefit Basis is adjusted to $37,500 ($100,000 prior basis less $62,500 adjustment calculated above).

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS


ADDITIONAL CONTRACT PROVISIONS
   The Contract
   Incontestability
   Misstatement of Age or Gender
   Participation
   Section 403(b) Contract Loans
   Loan Amounts
   Loan Processing
   Loan Interest

PRINCIPAL UNDERWRITER

VARIABLE INCOME PAYMENTS
   Assumed Investment Rate
   Amount of Variable Income Payments
   Income Unit Value

OTHER INFORMATION

EXPERTS

FINANCIAL STATEMENTS

You may obtain a copy of the Statement of Additional Information free of charge by writing to or calling the Company at the Home Office.

                         MEMBERS(R) VARIABLE ANNUITY III

                       STATEMENT OF ADDITIONAL INFORMATION

                          CUNA MUTUAL INSURANCE SOCIETY
                                2000 Heritage Way
                               Waverly, Iowa 50677
                                 (800) 798-5500

                      CUNA MUTUAL VARIABLE ANNUITY ACCOUNT

         Individual Flexible Premium Deferred Variable Annuity Contract

This Statement of Additional Information ("SAI") contains additional information to that already provided in the Prospectus for the individual flexible premium deferred variable annuity contract (the "Contract") offered by CUNA Mutual Insurance Society (the "Company").

This SAI is not a Prospectus, and it should be read only in conjunction with the Prospectus for MEMBERS Variable Annuity III Contract, dated January 2, 2008.

The terms used in the current prospectus for the Individual Flexible Premium Deferred Variable Annuity Contract are incorporated by reference into this Statement of Additional Information.

You may obtain a copy of the Prospectus by writing or calling us at our address or phone number shown above.

                                 January 2, 2008

                                TABLE OF CONTENTS

ADDITIONAL CONTRACT PROVISIONS............................................    1
   The Contract...........................................................    1
   Incontestability.......................................................    1
   Misstatement of Age or Gender..........................................    1
   Participation..........................................................    1
   Section 403(b) Contract Loans..........................................    1
   Loan Amounts...........................................................    1
   Loan Processing........................................................    1
   Loan Interest..........................................................    1

PRINCIPAL UNDERWRITER.....................................................    2

VARIABLE INCOME PAYMENTS..................................................    3
   Assumed Investment Rate................................................    3
   Amount of Variable Income Payments.....................................    3
   Income Unit Value......................................................    3
OTHER INFORMATION.........................................................    4
EXPERTS...................................................................    4
FINANCIAL STATEMENTS......................................................    4

ADDITIONAL CONTRACT PROVISIONS

THE CONTRACT

The application, endorsements and all other attached papers are part of the Contract. The statements made in the application are representations and not warranties. The Company will not use any statement in defense of a claim or to void the Contract unless it is contained in the application.

INCONTESTABILITY

The Company will not contest the Contract.

MISSTATEMENT OF AGE OR GENDER

If the age or gender (if applicable) of the Annuitant has been misstated, the amount which will be paid is that which the proceeds would have purchased at the correct age and gender (if applicable).

PARTICIPATION

The Contract may participate in the Company's divisible surpluses but no dividends are expected to be paid. Any dividends paid after the Annuity Date would be paid with each income payment.

SECTION 403(B) CONTRACT LOANS

LOAN AMOUNTS

Generally, Owners of Contracts issued in connection with Code Section 403(b) retirement programs may borrow up to the lesser of (1) the maximum loan permitted under the Code, or (2) 100% of the Surrender Value of their Contract unless a lower minimum is required by law. Loans in excess of the maximum amount permitted under the Code may be treated as a taxable distribution rather than a loan and could cause disqualification of a Section 403(b) contract. The Owner should consult a tax adviser to determine the maximum 403(b) loan permitted under the Contract. The Owner is responsible for ensuring that the loan is taken and repaid in compliance with the applicable requirements of the Code. The Company will only make Contract loans after approving a written request by the Owner. The written consent of all irrevocable beneficiaries must be obtained before a loan will be given. Loans are not permitted in connection with 403(b) retirement programs that are subject to the provisions of Title I of the Employee Retirement Income Security Act of 1974.

LOAN PROCESSING

When a loan is made, the Company transfers an amount equal to the amount borrowed from the Variable Contract Value or Fixed Contract Value to the Loan Account. The Loan Account is part of the Company's General Account and Contract Value in the Loan Account does not participate in the investment experience of any Subaccount or Fixed Account Option. The Owner must indicate in the loan application from which Subaccount or Fixed Account Option, and in what amounts, Contract Value is to be transferred to the Loan Account. Loans may be repaid by the Owner at any time before the Payout Date. Upon the repayment of any portion of a loan, an amount equal to the repayment will be transferred from the Loan Account to the Subaccount(s) or Fixed Period(s) as requested by the Owner. Any transfer to a Fixed Period must be at least $1,000. A request to transfer less will be transferred to the Money Market Subaccount. Loan repayments are not allowed to the DCA One Year Fixed Period. Amounts transferred from the Fixed Amount to the Loan Account may be subject to a market value adjustment.

LOAN INTEREST

The Company charges interest on Contract loans at an effective annual rate of 6.5%. The Company pays interest on the Contract Value in the Loan Account at rates it determines from time to time but never less than an effective annual rate of 3.0%. This rate may change at the Company's discretion and Owners should request current interest rate information from the Company. Consequently, the net cost of a loan is the difference between 6.5% and the rate being paid from time to time on the Contract Value in the Loan Account. Interest on Contract loans accrues on a daily basis from the date of the loan and is due and payable at the end of each Contract Year. If the Owner does not pay the interest due at that time, an amount equal to such interest less interest earned on the Contract Value in the Loan Account is transferred from his or her Variable Contract Value to the Loan Account. This transfer will therefore increase the loan amount.

ADDITIONAL LOAN TERMS AND LOAN DEFAULT

If at any time, the loan amount causes the Surrender Value to be equal to or less than zero, the Contract will be in default. In this event, the Company will send a Written Request of default to the Owner stating the amount of loan repayment needed to reinstate the Contract and the Owner will have 61 days, from the day the notice is mailed, to pay the stated amount. If the Company does not receive the required loan repayment within 61 days, it will terminate the Contract without value. Principal and interest must be repaid in substantially level payments either monthly or quarterly over a five-year period (or, if the loan is used to acquire the Owner's principal residence, a 10, 15 or 20-year period but not beyond the year the Owner attains age 70 1/2). The Owner is allowed a 61-day grace period from the installment due date. If the amount due by the end of the grace period is not received the outstanding loan would default and a taxable distribution of the entire amount of the outstanding principal, interest due, and any applicable charges under this Contract, including any withdrawal charge, will be made. This distribution may be subject to income and penalty tax under the Code and may adversely affect the treatment of the Contract under Code Section 403(b).

EFFECT OF DEATH ON LOAN

Any loan amount outstanding upon the death of the Owner or Annuitant is deducted from any death benefit paid. In addition, a Contract loan, whether or not repaid, will have a permanent effect on the Contract Value because the investment experience of the Variable Account does not apply to the portion of the Contract Value transferred to the Loan Account. The longer the loan remains outstanding, the greater this effect is likely to be.

PRINCIPAL UNDERWRITER

The Contract is offered to the public on a continuous basis. The Company anticipates continuing to offer the Contract, but reserves the right to discontinue the offering.

CUNA Brokerage Services, Inc., ("CUNA Brokerage"), the Company, serves as principal underwriter for the Contract. CUNA Brokerage is a Iowa corporation and its home office is located at 2000 Heritage Way, Waverly, Iowa 50677. CUNA Brokerage is an indirect, wholly owned subsidiary of the Company, and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA. CUNA Brokerage offers the Contract through its sales representatives. CUNA Brokerage also may enter into selling agreements with other broker-dealers ("selling firms") and compensate them for their services. Sales representatives areappointed as the Company's insurance agents.

CUNA Brokerage received sales compensation with respect to the Contract in the following amounts during the periods indicated:

                                     Aggregate Amount of Commissions
              Aggregate Amount of   Retained by CUNA Brokerage After
              Commissions Paid to      Payments to its Registered
Fiscal Year     CUNA Brokerage*         Persons and Selling Firms
-----------   -------------------   --------------------------------
   2006          $   12,995,778                $   389,873
   2005          $14,236,474.47                $427,094.23

CUNA Brokerage passes through commissions it receives to selling firms for their sales and does not retain any portion of it in return for its services as distributor for the Contract. However, under the distribution agreement with CUNA Brokerage, the Company may pay the following sales expenses: sales representative training allowances; deferred compensation and insurance benefits of registered persons; advertising expenses; and all other expenses of distributing the Contract. The Company also pays for CUNA Brokerage's operating and other expenses.

THE COMPANY MAY PAY CERTAIN SELLING FIRMS ADDITIONAL AMOUNTS FOR: (1) SALES PROMOTIONS RELATING TO THE CONTRACT; (2) COSTS ASSOCIATED WITH SALES CONFERENCES AND EDUCATIONAL SEMINARS FOR THEIR SALES REPRESENTATIVES; AND (3) OTHER SALES EXPENSES INCURRED BY THEM. THE COMPANY AND/OR CUNA BROKERAGE MAY MAKE BONUS PAYMENTS TO CERTAIN SELLING FIRMS BASED ON AGGREGATE SALES OR PERSISTENCY STANDARDS. THESE ADDITIONAL PAYMENTS ARE NOT OFFERED TO ALL SELLING FIRMS, AND THE TERMS OF ANY PARTICULAR AGREEMENT GOVERNING THE PAYMENTS MAY VARY AMONG SELLING FIRMS.

VARIABLE INCOME PAYMENTS

ASSUMED INVESTMENT RATE

The discussion concerning the amount of variable income payments which follows this section is based on an assumed investment rate of 3.5% per year. The assumed investment rate is used merely in order to determine the first monthly payment per thousand dollars of applied value. THIS RATE DOES NOT BEAR ANY RELATIONSHIP TO THE ACTUAL NET INVESTMENT EXPERIENCE OF THE VARIABLE ACCOUNT OR OF ANY SUBACCOUNT.

AMOUNT OF VARIABLE INCOME PAYMENTS

The amount of the first variable income payment to a Payee will depend on the amount (i.e., the adjusted Contract Value, the Surrender Value, the death benefit) applied to effect the variable income payment as of the Payout Date, the Income Payout Option selected, and the age and gender (if, applicable) of the Annuitant. The Contracts contain tables indicating the dollar amount of the first income payment under each Income Payout Option for each $1,000 applied at various ages. These tables are based upon the Annuity 2000 Table (promulgated by the Society of Actuaries) and an assumed investment rate of 3.5% per year.

The portion of the first monthly variable income payment derived from a Subaccount is divided by the Income Unit value for that Subaccount (calculated as of the date of the first monthly payment). The number of such units will remain fixed during the annuity period, assuming the Payee makes no exchanges of Income Units for Income Units of another Subaccount.

In any subsequent month, for any Contract, the dollar amount of the variable income payment derived from each Subaccount is determined by multiplying the number of Income Units of that Subaccount attributable to that Contract by the value of such Income Unit at the end of the Valuation Period immediately preceding the date of such payment.

The Income Unit value will increase or decrease from one payment to the next in proportion to the net investment return of the Subaccount or Subaccounts supporting the variable income payments, less an adjustment to neutralize the 3.5% assumed investment rate referred to above. Therefore, the dollar amount of income payments after the first will vary with the amount by which the net investment return of the appropriate Subaccounts is greater or less than 3.5% per year. For example, for a Contract using only one Subaccount to generate variable income payments, if that Subaccount has a cumulative net investment return of 5% over a one year period, the first income payment in the next year will be approximately 1 1/2% greater than the payment on the same date in the preceding year. If such net investment return is 1% over a one year period, the first income payment in the next year will be approximately 2 1/2 percentage points less than the payment on the same date in the preceding year. (See also "Variable Income Payments" in the Prospectus.)

INCOME UNIT VALUE

The value of an Income Unit is calculated at the same time that the value of an Accumulation Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. (See "Variable Contract Value" in the Prospectus.) The Income Unit value for each Subaccount's first Valuation Period was set at $100. The Income Unit value for a Subaccount is calculated for each subsequent Valuation Period by dividing (1) by (2), then multiplying this quotient by (3) and then multiplying the result by (4), where:

     (1)  is the Accumulation Unit value for the current Valuation Period;

     (2) is the Accumulation Unit value for the immediately preceding Valuation Period;

     (3) is the Income Unit value for the immediately preceding Valuation Period; and

     (4) is a special factor designed to compensate for the assumed investment rate of 3.5% built into the table used to compute the first variable income payment.

The following illustrations show, by use of hypothetical examples, the method of determining the Income Unit value and the amount of several variable income payments based on one Subaccount.

ILLUSTRATION OF CALCULATION OF INCOME UNIT VALUE

1. Accumulation Unit value for current Valuation Period                       12.56
2. Accumulation Unit value for immediately preceding Valuation Period         12.55
3. Income Unit value for immediately preceding Valuation Period              103.41
4. Factor to compensate for the assumed investment rate of 3.5%          0.99990575
5. Income Unit value of current Valuation Period ((1)/(2)) x (3) x (4)       103.48

ILLUSTRATION OF VARIABLE INCOME PAYMENTS

1.  Number of Accumulation Units at Annuity Date                           1,000.00
2.  Accumulation Unit value                                              $    18.00
3.  Adjusted Contract Value (1) x (2)                                    $18,000.00
4.  First monthly income payment per $1,000 of adjusted Contract Value   $     5.63
5.  First monthly income payment (3) x (4) / 1,000                       $   101.34
6.  Income Unit value                                                    $    98.00
7.  Number of Income Units (5) / (6)                                          1.034
8.  Assume Income Unit value for second month equal to                   $    99.70
9.  Second monthly income payment (7) x (8)                              $   103.09
10. Assume Income Unit value for third month equal to                    $    95.30
11. Third monthly income payment (7) x (10)                              $    98.54

OTHER INFORMATION

A registration statement ("Registration Statement") has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this SAI. Not all the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this SAI. Statements contained in this SAI concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

EXPERTS

The financial statements of the Subaccounts comprising the CUNA Mutual Life Variable Annuity Account as of December 31, 2006 and for each of the two years in the period ended December 31, 2006, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, dated March 16, 2007, appearing herein, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

The financial statements of CUNA Mutual Life Insurance Company and subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, dated March 9, 2007, appearing herein, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

The financial statements of CUNA Mutual Insurance Society and its Consolidated Subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, dated March 9, 2007 and March 17, 2006, appearing herein (such reports state that Deloitte & Touche LLP did not audit the consolidated financial statements of The CUMIS Group Limited and Subsidiaries, CMG Mortgage Insurance Company, and CMG Mortgage Assurance Company, all of which were audited by other auditors whose reports have been furnished to Deloitte & Touche LLP, whose opinion, insofar as it relates to the aforementioned companies that were not audited by Deloitte & Touche LLP, is based solely on the reports of other auditors), and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

The financial statements of The CUMIS Group Limited and Subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, which are accounted for on a consolidated basis of accounting in the consolidated financial statements of CUNA Mutual Insurance Society, have been audited by KPMG LLP, independent auditors, as stated in their reports, dated February 16, 2007, February 21, 2006 and February 21, 2005. Such reports have been included herein on the authority of such firm as experts in accounting and auditing.

The financial statements of CMG Mortgage Insurance Company and CMG Mortgage Assurance Company as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, which are accounted for on the equity method of accounting in the consolidated financial statements of CUNA Mutual Insurance Society, have been audited by Ernst & Young LLP, independent auditors, as stated in their reports, dated February 14, 2007 and February 10, 2006. Such reports have been included herein on the authority of such firm as experts in accounting and auditing.


FINANCIAL STATEMENTS

The Company's, CUNA Mutual Life Insurance Company's and the Variable Account's financial statements are contained in this Statement of Information ("SAI"). The Company's and CUNA Mutual Life Insurance Company's financial statements should be distinguished from the Variable Account's financial statements and you should consider the Company's and CUNA Mutual Life Insurance Company's financial statements only as bearing upon each Company's ability to meet its obligations under the Policies.

(DELOITTE LOGO)                                           DELOITTE & TOUCHE LLP
                                                          111 S. Wacker Drive
                                                          Chicago, IL 60606-4301
                                                          USA
                                                          Tel: + 1 312 486 1000
                                                          Fax: + 1 312 486 1486
                                                          www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CUNA Mutual Insurance Society:

We have audited the accompanying consolidated balance sheets of CUNA Mutual Insurance Society and its subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in policyholders' surplus, comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of The CUMIS Group Limited and subsidiaries, the Company's majority owned subsidiary, which statements reflect total assets constituting 18% and 17% of consolidated total assets at December 31, 2005 and 2004, respectively, and total revenues constituting 13% and 12% and net income constituting 12% and 12% of consolidated total revenues and net income, respectively, for the years then ended. We also did not audit the financial statements of the Company's investment in CMG Mortgage Insurance Company and CMG Mortgage Assurance Company (the "unconsolidated affiliates"), which are accounted for by use of the equity method. The Company's equity of $120 million and $104 million in the unconsolidated affiliates' net assets at December 31, 2005 and 2004, respectively, and of $11 million and $9 million in the unconsolidated affiliates' net income for the respective years then ended are included in the accompanying consolidated financial statements. The financial statements of the consolidated and unconsolidated subsidiaries were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the consolidated and unconsolidated subsidiaries, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the reports of the other auditors, such financial statements present fairly, in all material respects, the consolidated financial position of CUNA Mutual Insurance Society and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
March 17, 2006

                                                        Member of
                                                        Deloitte Touche Tohmatsu

(DELOITTE LOGO)                                           DELOITTE & TOUCHE LLP
                                                          111 S. Wacker Drive
                                                          Chicago, IL 60606-4301
                                                          USA
                                                          TEL: +1 312 486 1000
                                                          Fax: +1 312 486 1486
                                                          www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CUNA Mutual Life Insurance Company:

We have audited the accompanying consolidated balance sheets of CUNA Mutual Life Insurance Company and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, comprehensive income, changes in policyholders' surplus, and cash flows for the three years ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CUNA Mutual Life Insurance Company and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the three years ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
March 9, 2007

                                                        Member of
                                                        Deloitte Touche Tohmatsu

(DELOITTE LOGO)                                           DELOITTE & TOUCHE LLP
                                                          111 S. Wacker Drive
                                                          Chicago, II 60606-4301
                                                          USA
                                                          Tel:+1 312 486 1000
                                                          Fax:+1 312 486 1486
                                                          www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CUNA Mutual Insurance Society:

We have audited the accompanying consolidated balance sheets of CUNA Mutual Insurance Society and its subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in policyholders' surplus, comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of The CUMIS Group Limited and subsidiaries, the Company's majority owned subsidiary, which statements reflect total assets constituting 17% and 18% of consolidated total assets at December 31, 2006 and 2005, respectively, and total revenues constituting 11% and 13% and net income constituting 10% and 12% of consolidated total revenues and net income, respectively, for the years then ended. We also did not audit the financial statements of the Company's investment in CMG Mortgage Insurance Company and CMG Mortgage Assurance Company (the "unconsolidated affiliates"), which are accounted for by use of the equity method. The Company's equity of $121 million and $120 million in the unconsolidated affiliates' net assets at December 31, 2006 and 2005, respectively, and of $17 million and $11 million in the unconsolidated affiliates' net income for the respective years then ended are included in the accompanying consolidated financial statements. The financial statements of the consolidated and unconsolidated subsidiaries were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the consolidated and unconsolidated subsidiaries, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the reports of the other auditors, such financial statements present fairly, in all material respects, the consolidated financial position of CUNA Mutual Insurance Society and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
March 9, 2007

                                                        Member of
                                                        Deloitte Touche Tohmatsu

CUNA MUTUAL INSURANCE
SOCIETY AND SUBSIDIARIES, PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE
THREE YEARS ENDED DECEMBER 31, 2006

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Balance Sheets - Unaudited
December 31, 2006 and 2005
(000s omitted)

                                                                          2006          2005
                                                                      -----------   -----------
                              ASSETS
Debt securities, available for sale at fair value                     $ 6,508,844   $ 6,980,279
Equity securities, available for sale at fair value                       624,559       533,080
Equity in unconsolidated affiliates                                       152,646       134,816
Mortgage loans                                                            437,021       225,079
Real estate, at cost less accumulated depreciation (2006 - $65,780;
   2005 - $60,559)                                                         61,213        62,269
Policy loans                                                              106,406       108,289
Short-term investments                                                    348,350       313,831
Other invested assets                                                     100,706        53,492
Cash and cash equivalents                                                 249,275       197,580
                                                                      -----------   -----------
Total cash and investments                                              8,589,020     8,608,715
Accrued investment income                                                  77,341        79,847
Reinsurance recoverables                                                  188,339       230,240
Deferred policy acquisition costs                                         598,981       487,472
Premiums receivable                                                       156,756       149,552
Office properties, equipment and computer software at cost less
   accumulated depreciation (2006 - $344,748; 2005 - $328,239)            192,443       181,555
Federal income taxes receivable                                            30,120         9,636
Deferred tax asset                                                         21,422        43,566
Receivables from affiliates                                                 4,866         4,264
Other assets and receivables                                              318,825       231,712
Separate account assets                                                 4,908,098     4,377,676
                                                                      -----------   -----------
Total assets                                                          $15,086,211   $14,404,235
                                                                      ===========   ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Balance Sheets - Unaudited, continued
December 31, 2006 and 2005
(000s omitted)

                                                                      2006          2005
                                                                  -----------   -----------
            LIABILITIES AND POLICYHOLDERS' SURPLUS
Insurance reserves - life and health                              $ 2,509,776   $ 2,459,039
Insurance reserves - property and casualty                            461,398       422,884
Policyholder account balances                                       3,840,995     3,963,595
Unearned premiums                                                     589,905       551,488
Dividends payable to policyholders                                     16,082        16,314
Reinsurance payable                                                    19,718        21,842
Accrued postretirement benefit liability                              192,407       188,965
Payables to affiliates                                                    181           292
Accounts payable and other liabilities                                621,503       688,009
Separate account liabilities                                        4,908,098     4,377,676
                                                                  -----------   -----------
Total liabilities                                                  13,160,063    12,690,104
                                                                  -----------   -----------
Minority interest                                                      43,022        39,014
                                                                  -----------   -----------
Accumulated other comprehensive income, net
   of tax (2006 - $21,451; 2005- $14,495)                             114,055        92,647
Retained earnings                                                   1,769,071     1,582,470
                                                                  -----------   -----------
Total policyholders' surplus                                        1,883,126     1,675,117
                                                                  -----------   -----------
Total liabilities, minority interest and policyholders' surplus   $15,086,211   $14,404,235
                                                                  ===========   ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Statements of Operations - Unaudited
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                      2006         2005         2004
                                                                   ----------   ----------   ----------
Revenues:
   Life and health premiums                                        $1,230,932   $1,204,398   $  987,190
   Property and casualty premiums                                     651,842      570,906      499,134
   Net investment income                                              438,888      364,197      186,967
   Net realized investment gains                                       22,647       21,271       22,779
   Contract charges                                                    69,959       80,457           --
   Other income                                                       298,273      313,965      239,748
                                                                   ----------   ----------   ----------
Total revenues                                                      2,712,541    2,555,194    1,935,818
                                                                   ----------   ----------   ----------
Benefits and expenses:
   Life and health insurance claims and benefits                      741,659      760,765      634,162
   Property and casualty insurance loss and loss adjustment
      expenses                                                        416,671      385,863      301,227
   Interest credited to policyholder account
      balances                                                        149,137      149,479       60,787
   Policyholder dividends                                              29,300       29,223        3,106
   Operating and other expenses                                     1,148,919    1,098,927      822,155
                                                                   ----------   ----------   ----------
Total benefits and expenses                                         2,485,686    2,424,257    1,821,437
                                                                   ----------   ----------   ----------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest          226,855      130,937      114,381
Income tax expense                                                     57,635       15,292       24,267
                                                                   ----------   ----------   ----------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                    169,220      115,645       90,114
Equity in income of unconsolidated affiliates, net
   of tax (2006 - $6,501; 2005 - $13,345; 2004 - $19,018)              19,096       11,972       11,684
                                                                   ----------   ----------   ----------
Income from continuing operations before minority interest            188,316      127,617      101,798
Minority interest in loss (income)                                     (3,153)       1,105       (2,988)
                                                                   ----------   ----------   ----------
Income from continuing operations                                     185,163      128,722       98,810
Gain (loss) from discontinued operations, net of tax
   (2006 - $(174); 2005 - $1,663; 2004 - $415)                          1,438       (1,510)      (1,623)
                                                                   ----------   ----------   ----------
Net income                                                         $  186,601   $  127,212   $   97,187
                                                                   ==========   ==========   ==========

CUNA MUTUAL INSURANCE
SOCIETY AND SUBSIDIARIES, PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Balance Sheet - Unaudited
September 30, 2007
(000s omitted)

                                                                          2007
                                                                      -----------
                              ASSETS
Debt securities, available for sale at fair value                     $ 6,304,541
Equity securities, available for sale at fair value                       574,300
Equity in unconsolidated affiliates                                       160,846
Mortgage loans                                                            621,847
Real estate, at cost less accumulated depreciation (2007 - $62,612)        52,910
Policy loans                                                              105,684
Short-term investments                                                    236,466
Other invested assets                                                     268,446
Cash and cash equivalents                                                 265,352
                                                                      -----------
Total cash and investments                                              8,590,392
Accrued investment income                                                  81,197
Reinsurance recoverables                                                  258,227
Deferred policy acquisition costs                                         639,047
Premiums receivable                                                       317,940
Office properties, equipment and computer software at cost less
   accumulated depreciation (2007 - $360,746)                             215,555
Federal income taxes receivable                                                --
Deferred tax asset                                                        106,588
Other assets and receivables                                              262,394
Separate account assets                                                 5,176,104
                                                                      -----------
Total assets                                                          $15,647,444
                                                                      ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Balance Sheet - Unaudited, continued
September 30, 2007
(000s omitted)

                                                                      2007
                                                                  -----------
            LIABILITIES AND POLICYHOLDERS' SURPLUS
Insurance reserves - life and health                              $ 2,711,036
Insurance reserves - property and casualty                            587,478
Policyholder account balances                                       3,633,340
Unearned premiums                                                     641,140
Dividends payable to policyholders                                     17,556
Reinsurance payable                                                    53,644
Accrued postretirement benefit liability                              197,922
Income Taxes Payable                                                   23,250
Accounts payable and other liabilities                                653,762
Separate account liabilities                                        5,176,083
                                                                  -----------
Total liabilities                                                  13,695,211
                                                                  -----------
Minority interest                                                      26,658
                                                                  -----------
Accumulated other comprehensive income, net
   of tax (2007 - $45,428)                                            (14,328)
Retained earnings                                                   1,939,903
                                                                  -----------
Total policyholders' surplus                                        1,925,575
                                                                  -----------
Total liabilities, minority interest and policyholders' surplus   $15,647,444
                                                                  ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Statement of Operations - Unaudited
Nine Months Ended September 30, 2007
(000s omitted)

                                                                      2007
                                                                   ----------
Revenues:
   Life and health premiums                                        $  935,468
   Property and casualty premiums                                     586,404
   Net investment income                                              351,257
   Net realized investment gains                                        4,767
   Contract charges                                                    61,681
   Other income                                                       251,016
                                                                   ----------
Total revenues                                                      2,190,593
                                                                   ----------
Benefits and expenses:
   Life and health insurance claims and benefits                      558,174
   Property and casualty insurance loss and loss adjustment
      expenses                                                        354,721
   Interest credited to policyholder account
      balances                                                        115,379
   Policyholder dividends                                              22,311
   Operating and other expenses                                       915,003
                                                                   ----------
Total benefits and expenses                                         1,965,588
                                                                   ----------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest          225,005
Income tax expense                                                     66,372
                                                                   ----------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                    158,633
Equity in income of unconsolidated affiliates, net
   of tax (2007 - $2,498)                                              13,873
                                                                   ----------
Income from continuing operations before minority interest            172,506
Minority interest in (income)                                          (1,672)
                                                                   ----------
Net income                                                         $  170,834
                                                                   ==========

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
    STATEMENT OF ASSETS AND LIABILITIES AS OF SEPTEMBER 30, 2007 (UNAUDITED)


----------------------------------------------------------------------------------------------------------------------------
                                    CONSERVATIVE       MODERATE          AGGRESSIVE            MONEY
                                     ALLOCATION       ALLOCATION         ALLOCATION           MARKET              BOND
                                     SUBACCOUNT       SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
  Conservative Allocation Fund,
  2,513,922 shares at net asset
  value of $11.06 per share (cost
  $27,329,458)...................   $ 27,797,517        $        --         $       --       $         --       $         --
INVESTMENTS IN ULTRA SERIES FUND:
  Moderate Allocation Fund,
  8,487,842 shares at net asset
  value of $11.59 per share (cost
  $95,870,877)...................             --         98,382,282                 --                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Aggressive Allocation Fund,
  591,043 shares at net asset
  value of $12.09 per share (cost
  $6,940,499)....................             --                 --          7,144,881                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Money Market Fund, 108,234,241
  shares at net asset value of
  $1.00 per share (cost
  $108,234,281)..................             --                 --                 --        108,234,241                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Bond Fund, 27,809,267 shares at
  net asset value of $10.34 per
  share (cost $289,268,258)......             --                 --                 --                 --        287,411,138
                                    ------------        -----------         ----------       ------------       ------------
       Total assets..............    $27,797,517        $98,382,282         $7,144,881       $108,234,241       $287,411,138
                                    ------------        -----------         ----------       ------------       ------------
LIABILITIES:
  Accrued adverse mortality and
  expense charges................         21,518             79,844              5,692             91,650            257,779
  Other accrued expenses.........          1,678              7,511                476              4,273             15,137
                                    ------------        -----------         ----------       ------------       ------------
     Total liabilities...........         23,196             87,355              6,168             95,923            272,916
                                    ------------        -----------         ----------       ------------       ------------
                                     $27,774,321        $98,294,927         $7,138,713       $108,138,318       $287,138,222
                                    ============        ===========         ==========       ============       ============
NET ASSETS:
  Contracts in accumulation
  period (note 5)................    $27,774,321        $98,247,312         $7,138,713       $108,133,602       $287,053,429
  Contracts in annuitization
  period (note 2 and note 5).....             --             47,615                 --              4,716             84,793
                                    ------------        -----------         ----------       ------------       ------------
     Total Net Assets:...........    $27,774,321        $98,294,927         $7,138,713       $108,138,318       $287,138,222
                                    ============        ===========         ==========       ============       ============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES AS OF SEPTEMBER 30, 2007 (UNAUDITED)
                                   (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------
                                     STRATEGIC                          OPPENHEIMER        DIVERSIFIED         LARGE CAP
                                       INCOME        HIGH INCOME        HIGH INCOME          INCOME              VALUE
                                     SUBACCOUNT      SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN MFS VARIABLE
  INSURANCE TRUST:
  Strategic Income Series,
  204,160 shares at net asset
  value of $10.49 per share (cost
  $2,088,960)....................   $ 2,141,638        $        --        $        --       $         --       $         --
INVESTMENTS IN ULTRA SERIES FUND:
  High Income Fund, 9,461,321
  shares at net asset value of
  $10.45 per share (cost
  $96,239,647)...................            --         98,844,023                 --                 --                 --
INVESTMENTS IN OPPENHEIMER
  VARIABLE ACCOUNTS TRUST:
  High Income Fund/VA, 1,435,451
  shares at net asset value of
  $8.24 per share (cost
  $13,619,647)...................            --                 --         11,828,114                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Diversified Income Fund,
  21,265,495 shares at net asset
  value of $19.11 per share (cost
  $386,666,388)..................            --                 --                 --        406,445,216                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Large Cap Value Fund,
  13,355,440 shares at net asset
  value of $37.33 per share (cost
  $386,475,964)..................            --                 --                 --                 --        498,547,973
                                    -----------        -----------        -----------       ------------       ------------
     Total assets................     2,141,638         98,844,023         11,828,114        406,445,216        498,547,973
                                    -----------        -----------        -----------       ------------       ------------
LIABILITIES:
  Accrued adverse mortality and
  expense charges................         2,044             87,582             11,484            370,643            450,347
  Other accrued expenses.........           245              4,320              1,378             23,317             32,445
                                    -----------        -----------        -----------       ------------       ------------
     Total liabilities...........         2,289             91,902             12,862            393,960            482,792
                                    -----------        -----------        -----------       ------------       ------------
                                     $2,139,349        $98,752,121        $11,815,252       $406,051,256       $498,065,181
                                    ===========        ===========        ===========       ============       ============
NET ASSETS:
  Contracts in accumulation
  period (note 5)................    $2,137,845        $98,712,419        $11,797,768       $405,425,242       $497,671,109
  Contracts in annuitization
  period (note 2 and note 5).....         1,504             39,702             17,484            626,014            394,072
                                    -----------        -----------        -----------       ------------       ------------
     Total Net Assets:...........    $2,139,349        $98,752,121        $11,815,252       $406,051,256       $498,065,181
                                    ===========        ===========        ===========       ============       ============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES AS OF SEPTEMBER 30, 2007 (UNAUDITED)
                                   (CONTINUED)

-----------------------------------------------------------------------------------------------------------------------------
                                      LARGE CAP          MID CAP            MID CAP           SMALL CAP          SMALL CAP
                                        GROWTH            VALUE             GROWTH              VALUE             GROWTH
                                      SUBACCOUNT       SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
  Large Cap Growth Fund,
  10,485,080 shares at net asset
  value of $24.25 per share (cost
  $202,618,982)..................   $ 254,213,447       $         --       $         --           $     --           $     --
INVESTMENTS IN ULTRA SERIES FUND:
  Mid Cap Value Fund, 10,391,795
  shares at net asset value of
  $18.56 per share (cost
  $161,187,693)..................              --        192,853,352                 --                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Mid Cap Growth Fund, 19,896,745
  shares at net asset value of
  $6.62 per share (cost
  $120,624,447)..................              --                 --        131,775,385                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Small Cap Value Fund, 47,400
  shares at net asset value of
  $9.62 per share (cost
  $462,176)......................              --                 --                 --            456,110                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Small Cap Growth Fund, 67,693
  shares at net asset value of
  $10.41 per share (cost
  $684,008)......................              --                 --               ----                 --            704,971
                                    -------------       ------------       ------------           --------           --------
     Total assets................     254,213,447        192,853,352        131,775,385            456,110            704,971
                                    -------------       ------------       ------------           --------           --------
LIABILITIES:
  Accrued adverse mortality and
  expense charges................         226,325            171,276            117,100                323                585
  Other accrued expenses.........          15,347              9,369              7,382                 21                 61
                                    -------------       ------------       ------------           --------           --------
     Total liabilities...........         241,672            180,645            124,482                344                646
                                    -------------       ------------       ------------           --------           --------
                                     $253,971,775       $192,672,707       $131,650,903           $455,766           $704,325
                                    =============       ============       ============           ========           ========
NET ASSETS:
  Contracts in accumulation
  period (note 5)................    $253,872,304       $192,603,876       $131,599,464           $455,766           $704,325
  Contracts in annuitization
  period (note 2 and note 5).....          99,471             68,831             51,439                 --                 --
                                    -------------       ------------       ------------           --------           --------
     Total Net Assets:...........    $253,971,775       $192,672,707       $131,650,903           $455,766           $704,325
                                    =============       ============       ============           ========           ========





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES AS OF SEPTEMBER 30, 2007 (UNAUDITED)
                                   (CONTINUED)

----------------------------------------------------------------------------------------------------------------
                                                                                T. ROWE PRICE
                                               GLOBAL        INTERNATIONAL      INTERNATIONAL       DEVELOPING
                                             SECURITIES          STOCK              STOCK            MARKETS
                                             SUBACCOUNT       SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
----------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
  Global Securities Fund, 2,421,735
  shares at net asset value of $15.41 per
  share (cost $28,998,049)...............   $ 37,325,541       $         --        $        --        $       --
INVESTMENTS IN ULTRA SERIES FUND:
  International Stock Portfolio,
  7,051,427 shares at net asset value of
  $15.00 per share (cost $83,907,473)....             --        105,765,792                 --                --
INVESTMENTS IN T. ROWE PRICE
  INTERNATIONAL SERIES, INC.:
  International Stock Portfolio,
  1,437,721 shares at net asset value of
  $17.97 per share (cost $19,268,736)....             --                 --         23,516,691                --
INVESTMENTS IN FRANKLIN TEMPLETON
  VARIABLE PRODUCTS SERIES FUND:
  Developing Franklin Markets Securities
  Fund, 311,637 shares at net asset value
  of $13.79 per share (cost $2,045,730)..             --                 --                 --         4,520,881
                                            ------------       ------------        -----------        ----------
     Total assets........................     37,325,541        105,765,792         23,516,691         4,520,881
                                            ------------       ------------        -----------        ----------
LIABILITIES:
  Accrued adverse mortality and expense
  charges................................         32,467             90,795             21,595             4,074
  Other accrued expenses.................          1,597              4,806              2,591               489
                                            ------------       ------------        -----------        ----------
     Total liabilities...................         34,064             95,601             24,186             4,563
                                            ------------       ------------        -----------        ----------
                                             $37,291,477       $105,670,191        $23,492,505        $4,516,318
                                            ============       ============        ===========        ==========
NET ASSETS:
  Contracts in accumulation period (note
  5).....................................    $37,269,095       $105,626,304        $23,470,060        $4,516,318
  Contracts in annuitization period (note
  2 and note 5)..........................         22,382             43,887             22,445                --
                                            ------------       ------------        -----------        ----------
     Total Net Assets:...................    $37,291,477       $105,670,191        $23,492,505        $4,516,318
                                            ============       ============        ===========        ==========





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
   STATEMENT OF OPERATIONS FOR THE PERIOD ENDED SEPTEMBER 30, 2007 (UNAUDITED)


--------------------------------------------------------------------------------------------------------------
                                        CONSERVATIVE       MODERATE    AGGRESSIVE      MONEY
                                         ALLOCATION       ALLOCATION   ALLOCATION      MARKET         BOND
                                         SUBACCOUNT       SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income.................            $  1,970    $    7,715     $    659    $3,242,875    $   198,050
  Adverse mortality and expense
     charges (note 3).............             (88,043)     (381,644)     (25,688)     (801,652)    (2,530,897)
  Administrative charges..........              (7,422)      (40,373)      (2,639)      (40,684)      (145,646)
  Net investment income (loss)....             (93,495)     (414,302)     (27,668)    2,400,539     (2,478,493)
                                              --------   -----------    ---------   -----------   ------------
REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain(loss) on sale of
     fund shares..................                 624         6,514       (3,952)           --       (860,925)
  Realized gain distributions.....              35,695       430,542       94,820            --             --
                                              --------   -----------    ---------   -----------   ------------
  Net realized gain (loss) on
     investments..................              36,319       437,056       90,868            --       (860,925)
NET CHANGE IN UNREALIZED
  APPRECIATION OR (DEPRECIATION)
  ON INVESTMENTS:.................             475,365     2,541,937      205,228            --      7,236,796
                                              --------   -----------    ---------   -----------   ------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS......................            $418,189   $ 2,564,691    $ 268,428   $ 2,400,539   $  3,897,378
                                              ========   ===========    =========   ===========   ============





--------------------------------------------------------------------------------------------------------
                                     STRATEGIC                 OPPENHEIMER    DIVERSIFIED     LARGE CAP
                                      INCOME     HIGH INCOME   HIGH INCOME      INCOME          VALUE
                                    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income................    $ 109,500    $   16,291   $ 1,048,759    $   162,724    $   135,529
  Adverse mortality and expense
     charges (note 3)............      (21,073)     (881,935)     (132,134)    (3,824,251)    (4,663,950)
  Administrative charges.........       (2,529)      (42,287)      (15,856)      (242,328)      (336,530)
                                     ---------   -----------   -----------   ------------   ------------
  Net investment income (loss)...       85,898      (907,931)      900,769     (3,903,855)    (4,864,951)
                                     ---------   -----------   -----------   ------------   ------------
REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gains on sale of fund
     shares......................        8,607       272,057      (700,012)     2,723,015     20,894,331
  Realized gain distributions....           --        43,623            --        279,831        211,771
                                     ---------   -----------   -----------   ------------   ------------
  Net realized gain (loss) on
     investments.................        8,607       315,680      (700,012)     3,002,846     21,106,102
NET CHANGE IN UNREALIZED
  APPRECIATION OR DEPRECIATION ON
  INVESTMENTS:...................      (46,813)    2,305,942       150,355     11,973,360     11,236,147
                                     ---------   -----------   -----------   ------------   ------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.....................     $ 47,692   $ 1,713,691    $  351,112   $ 11,072,351   $ 27,477,298
                                     =========   ===========   ===========   ============   ============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
STATEMENT OF OPERATIONS FOR THE PERIOD ENDED SEPTEMBER 30, 2007 (UNAUDITED)
                                   (CONTINUED)

--------------------------------------------------------------------------------------------------------
                                      LARGE CAP       MID CAP        MID CAP      SMALL CAP    SMALL CAP
                                       GROWTH          VALUE         GROWTH         VALUE       GROWTH
                                     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
--------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income................    $    24,244    $    94,596    $        --     $    --      $    --
  Adverse mortality and expense
     charges (note 3)............     (2,223,790)    (1,780,609)    (1,185,804)       (854)      (1,286)
  Administrative charges.........       (151,190)       (97,359)       (75,632)        (56)        (135)
                                    ------------   ------------   ------------    --------     --------
  Net investment income (loss)...     (2,350,736)    (1,783,372)    (1,261,436)       (910)      (1,421)
                                    ------------   ------------   ------------    --------     --------
REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gains on sale of fund
     shares......................      5,761,825      6,754,066      1,789,411         (28)      (1,078)
  Realized gain distributions....             --        311,282      1,741,110          --           --
                                    ------------   ------------   ------------    --------     --------
  Net realized gain (loss) on
     investments.................      5,761,825      7,065,348      3,530,521         (28)      (1,078)
NET CHANGE IN UNREALIZED
  APPRECIATION OR DEPRECIATION ON
  INVESTMENTS:...................     24,728,572      5,147,982     14,126,256      (6,068)      20,963
                                    ------------   ------------   ------------    --------     --------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.....................   $ 28,139,661   $ 10,429,958   $ 16,395,341    $ (7,006)    $ 18,464
                                    ============   ============   ============    ========     ========





-----------------------------------------------------------------------------------------------------
                                                                              T. ROWE
                                                GLOBAL     INTERNATIONAL   INTERNATIONAL   DEVELOPING
                                              SECURITIES       STOCK           STOCK         MARKETS
                                              SUBACCOUNT     SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
-----------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income.........................    $   55,427     $  129,369      $       --      $ 98,545
  Adverse mortality and expense charges
     (note 3).............................      (313,995)      (888,447)       (227,675)      (39,678)
  Administrative charges..................       (14,876)       (46,820)        (27,321)       (4,761)
                                             -----------    -----------     -----------     ---------
  Net investment income (loss)............      (273,444)      (805,898)       (254,996)       54,106
                                             -----------    -----------     -----------     ---------
REALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gains on sale of fund shares...       924,050      2,275,696       1,523,085       413,558
  Realized gain distributions.............       347,239      1,258,062              --       338,615
                                             -----------    -----------     -----------     ---------
  Net realized gain (loss) on
     investments..........................     1,271,289      3,533,758       1,523,085       752,173
NET CHANGE IN UNREALIZED APPRECIATION OR
  DEPRECIATION ON INVESTMENTS:............     1,613,803      6,426,097       1,438,894       175,684
                                             -----------    -----------     -----------     ---------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS...............   $ 2,611,648    $ 9,153,957     $ 2,706,983     $ 981,963
                                             ===========    ===========     ===========     =========





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED)


---------------------------------------------------------------------------------------------------------------
                                     CONSERVATIVE ALLOCATION SUBACCOUNT       MODERATE ALLOCATION SUBACCOUNT
                                    FOR PERIOD ENDED       YEAR ENDED      FOR PERIOD ENDED       YEAR ENDED
                                   SEPTEMBER 30, 2007  DECEMBER 31, 2006  SEPTEMBER 30, 2007  DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...      $   (93,495)        $   14,354         $  (414,302)        $   84,019
  Net realized gain (loss) on
     investments.................           36,319                577             437,056              1,219
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................          475,365             (7,307)          2,541,937            (30,532)
                                      ------------        -----------        ------------        -----------
     Net increase (decrease) in
       net assets from
       operations................          418,189              7,624           2,564,691             54,706
                                      ------------        -----------        ------------        -----------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................        9,348,172            837,953          48,319,574          6,762,635
  Transfers between subaccounts
     (including fixed accounts),
     net.........................       17,987,303            408,546          42,467,225          1,270,398
  Transfers for contract benefits
     and terminations............       (1,224,230)            (1,250)         (3,048,455)           (33,688)
  Contract charges and fees......           (7,578)              (408)            (59,585)            (1,372)
  Adjustments to annuity
     reserves....................               --                 --              (1,202)                --
                                      ------------        -----------        ------------        -----------
     Net increase (decrease) in
       net assets from contract
       transactions..............       26,103,667          1,244,841          87,677,557          7,997,973
                                      ------------        -----------        ------------        -----------
  Total increase (decrease) in
     net assets..................       26,521,856          1,252,465          90,242,248          8,052,679
NET ASSETS:
  Beginning of period............        1,252,465                 --           8,052,679                 --
  Ending of period...............     $ 27,774,321        $ 1,252,465        $ 98,294,927        $ 8,052,679
                                      ============        ===========        ============        ===========





---------------------------------------------------------------------------------------------------------------
                                      AGGRESSIVE ALLOCATION SUBACCOUNT           MONEY MARKET SUBACCOUNT
                                    FOR PERIOD ENDED       YEAR ENDED      FOR PERIOD ENDED       YEAR ENDED
                                   SEPTEMBER 30, 2007  DECEMBER 31, 2006  SEPTEMBER 30, 2007  DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...       $  (27,668)         $  9,040          $  2,400,539       $  2,298,375
  Net realized gain (loss) on
     investments.................           90,868                10                    --                 --
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................          205,228              (847)                   --                 --
                                       -----------         ---------         -------------      -------------
     Net increase (decrease) in
       net assets from
       operations................          268,428             8,203             2,400,539          2,298,375
                                       -----------         ---------         -------------      -------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................        1,814,685           419,618             5,241,622         13,153,890
  Transfers between subaccounts
     (including fixed accounts),
     net.........................        4,424,276           332,377            45,867,762         41,624,245
  Transfers for contract benefits
     and terminations............         (124,452)             (600)          (34,244,310)       (39,040,113)
  Contract charges and fees......           (3,822)               --              (100,563)          (428,398)
  Adjustments to annuity
     reserves....................               --                --                    46                 68
                                       -----------         ---------         -------------      -------------
     Net increase (decrease) in
       net assets from contract
       transactions..............        6,110,687           751,395            16,764,557         15,309,692
                                       -----------         ---------         -------------      -------------
  Total increase (decrease) in
     net assets..................        6,379,115           759,598            19,165,096         17,608,067
NET ASSETS:
  Beginning of period............          759,598                --            88,973,222         71,365,155
                                       -----------         ---------         -------------      -------------
  Ending of period...............      $ 7,138,713         $ 759,598         $ 108,138,318      $  88,973,222
                                       ===========         =========         =============      =============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
           STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED) (CONTINUED)

---------------------------------------------------------------------------------------------------------------
                                              BOND SUBACCOUNT                  STRATEGIC INCOME SUBACCOUNT
                                    FOR PERIOD ENDED       YEAR ENDED      FOR PERIOD ENDED       YEAR ENDED
                                   SEPTEMBER 30, 2007  DECEMBER 31, 2006  SEPTEMBER 30, 2007  DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...      $ (2,478,493)      $  9,376,976         $   85,898         $  120,710
  Net realized gain (loss) on
     investments.................          (860,925)          (927,793)             8,607             39,087
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................         7,236,796           (803,751)           (46,813)           (23,151)
                                      -------------      -------------        -----------        -----------
     Net increase (decrease) in
       net assets from
       operations................         3,897,378          7,645,432             47,692            136,646
                                      -------------      -------------        -----------        -----------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................        14,611,458         33,064,845                 --                 --
  Transfers between subaccounts
     (including fixed accounts),
     net.........................         9,932,968         28,859,270            (26,905)          (162,943)
  Transfers for contract benefits
     and terminations............       (30,943,217)       (44,831,350)          (265,673)          (787,488)
  Contact charges and fees.......          (301,810)          (437,650)            (1,428)            (2,174)
  Adjustments to annuity
     reserves....................             1,422             (4,050)                55                 64
                                      -------------      -------------        -----------        -----------
     Net increase (decrease) in
       net assets from contract
       transactions..............        (6,699,179)        16,651,065           (293,951)          (952,541)
                                      -------------      -------------        -----------        -----------
  Total increase (decrease) in
     net assets..................        (2,801,801)        24,296,497           (246,259)          (815,895)
NET ASSETS:
  Beginning of period............       289,940,023        265,643,526          2,385,608          3,201,503
                                      -------------      -------------        -----------        -----------
  Ending of period...............     $ 287,138,222      $ 289,940,023        $ 2,139,349        $ 2,385,608
                                      =============      =============        ===========        ===========




---------------------------------------------------------------------------------------------------------------
                                           HIGH INCOME SUBACCOUNT           OPPENHEIMER HIGH INCOME SUBACCOUNT
                                    FOR PERIOD ENDED       YEAR ENDED      FOR PERIOD ENDED       YEAR ENDED
                                   SEPTEMBER 30, 2007  DECEMBER 31, 2006  SEPTEMBER 30, 2007  DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...      $   (907,931)      $  5,694,910        $   900,769         $ 1,276,986
  Net realized gain (loss) on
     investments.................           315,680            423,153           (700,012)         (1,208,077)
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................         2,305,942          1,083,025            150,355           1,320,103
                                      -------------      -------------       ------------        ------------
     Net increase (decrease) in
       net assets from
       operations................         1,713,691          7,201,088            351,112           1,389,012
                                      -------------      -------------       ------------        ------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................         3,869,156         10,019,719                 --                  --
  Transfers between subaccounts
     (including fixed accounts),
     net.........................         1,416,070         11,343,196           (374,962)         (1,334,039)
  Transfers for contract benefits
     and terminations............        (8,924,075)       (11,516,001)        (4,151,950)         (5,584,623)
  Contract charges and fees......          (119,385)          (148,397)            (6,617)            (11,900)
  Adjustments to annuity
     reserves....................                29                838               (690)                458
                                      -------------      -------------       ------------        ------------
     Net increase (decrease) in
       net assets from contract
       transactions..............        (3,758,205)         9,699,355         (4,534,219)         (6,930,104)
                                      -------------      -------------       ------------        ------------
  Total increase (decrease) in
     net assets..................        (2,044,514)        16,900,443         (4,183,107)         (5,541,092)
NET ASSETS:
  Beginning of period............       100,796,635         83,896,192         15,998,359          21,539,451
                                      -------------      -------------       ------------        ------------
  Ending of period...............     $  98,752,121      $ 100,796,635       $ 11,815,252        $ 15,998,359
                                      =============      =============       ============        ============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
           STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED) (CONTINUED)

---------------------------------------------------------------------------------------------------------------
                                       DIVERSIFIED INCOME SUBACCOUNT            LARGE CAP VALUE SUBACCOUNT
                                    FOR PERIOD ENDED       YEAR ENDED      FOR PERIOD ENDED       YEAR ENDED
                                   SEPTEMBER 30, 2007  DECEMBER 31, 2006  SEPTEMBER 30, 2007  DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...      $ (3,903,855)      $  5,650,452        $ (4,864,951)      $  2,932,365
  Net realized gain (loss) on
     investments.................         3,002,846         60,868,495          21,106,102         54,098,361
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................        11,973,360        (29,005,297)         11,236,147         32,990,080
                                      -------------      -------------       -------------      -------------
     Net increase (decrease) in
       net assets from
       operations................        11,072,351         37,513,650          27,477,298         90,020,806
                                      -------------      -------------       -------------      -------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................        14,601,514         21,545,488          16,496,844         32,893,982
  Transfers between subaccounts
     (including fixed accounts),
     net.........................       (10,452,621)       (11,792,871)        (19,079,149)           998,069
  Transfers for contract benefits
     and terminations............       (59,269,812)       (86,182,573)        (64,011,360)       (83,642,703)
  Contract charges and fees......          (399,185)          (753,532)           (523,104)          (705,323)
  Adjustments to annuity
     reserves....................            (1,904)             6,500               6,038             13,259
                                      -------------      -------------       -------------      -------------
     Net increase (decrease) in
       net assets from contract
       transactions..............       (55,522,008)       (77,176,988)        (67,110,731)       (50,442,716)
                                      -------------      -------------       -------------      -------------
  Total increase (decrease) in
     net assets..................       (44,449,657)       (39,663,338)        (39,633,433)        39,578,090
NET ASSETS:
  Beginning of period............       450,500,913        490,164,251         537,698,614        498,120,524
                                      -------------      -------------       -------------      -------------
  Ending of period...............     $ 406,051,256      $ 450,500,913       $ 498,065,181      $ 537,698,614
                                      =============      =============       =============      =============




---------------------------------------------------------------------------------------------------------------
                                        LARGE CAP GROWTH SUBACCOUNT              MID CAP VALUE SUBACCOUNT
                                    FOR PERIOD ENDED       YEAR ENDED      FOR PERIOD ENDED       YEAR ENDED
                                   SEPTEMBER 30, 2007  DECEMBER 31, 2006  SEPTEMBER 30, 2007  DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...      $ (2,350,736)      $ (2,263,936)       $ (1,783,372)      $   (457,577)
  Net realized gain (loss) on
     investments.................         5,761,825          2,733,722           7,065,348         34,099,379
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................        24,728,572         15,066,364           5,147,982         (5,868,290)
                                      -------------      -------------       -------------      -------------
     Net increase (decrease) in
       net assets from
       operations................        28,139,661         15,536,150          10,429,958         27,773,512
                                      -------------      -------------       -------------      -------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................         9,799,834         20,403,354           7,420,160         15,902,735
  Transfers between subaccounts
     (including fixed accounts),
     net.........................        (5,513,032)        (3,646,682)         (5,617,896)         1,519,372
  Transfers for contract benefits
     and terminations............       (28,407,894)       (37,759,630)        (18,895,025)       (22,743,153)
  Contract charges and fees......          (256,215)          (346,378)           (213,154)          (265,773)
  Adjustments to annuity
     reserves....................            (1,014)             2,258               1,095              1,252
                                      -------------      -------------       -------------      -------------
     Net increase (decrease) in
       net assets from contract
       transactions..............       (24,378,321)       (21,347,078)        (17,304,820)        (5,585,567)
                                      -------------      -------------       -------------      -------------
  Total increase (decrease) in
     net assets..................         3,761,340         (5,810,928)         (6,874,862)        22,187,945
NET ASSETS:
  Beginning of period............       250,210,435        256,021,363         199,547,569        177,359,624
                                      -------------      -------------       -------------      -------------
  Ending of period...............     $ 253,971,775      $ 250,210,435       $ 192,672,707      $ 199,547,569
                                      =============      =============       =============      =============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
           STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED) (CONTINUED)

----------------------------------------------------------------------------------------------------------------
                                     MID CAP GROWTH SUBACCOUNT              SMALL CAP VALUE SUBACCOUNT
                                FOR PERIOD ENDED       YEAR ENDED      FOR PERIOD ENDED
                               SEPTEMBER 30, 2007  DECEMBER 31, 2006  SEPTEMBER 30, 2007
----------------------------------------------------------------------------------------------------------------
OPERATIONS:
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss)..................      $ (1,261,436)      $ (1,575,676)         $   (910)
                                  -------------      -------------         ---------
  Net realized gain (loss) on
     investments.............         3,530,521         32,350,760               (28)
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.............        14,126,256        (18,813,057)           (6,068)
                                  -------------      -------------         ---------
     Net increase (decrease)
       in net assets from
       operations............        16,395,341         11,962,027            (7,006)
                                  -------------      -------------         ---------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners.........         4,247,352         12,203,088           129,032
  Transfers between
     subaccounts (including
     fixed accounts), net....        (4,886,429)         3,149,447           340,294
  Transfers for contract
     benefits and
     terminations............       (13,724,442)       (17,187,000)           (6,436)
  Contract charges and fees..          (140,992)          (179,817)             (118)
  Adjustments to annuity
     reserves................            (3,177)             1,091                --
                                  -------------      -------------         ---------
     Net increase (decrease)
       in net assets from
       contract
       transactions..........       (14,507,688)        (2,013,191)          462,772
                                  -------------      -------------         ---------
  Total increase (decrease)
     in net assets...........         1,887,653          9,948,836           455,766
NET ASSETS:
  Beginning of period........       129,763,250        119,814,414                --
                                  -------------      -------------         ---------
  Ending of period...........     $ 131,650,903      $ 129,763,250         $ 455,766
                                  =============      =============         =========




----------------------------------------------------------------------------------------------------------------
                                    SMALL CAP GROWTH SUBACCOUNT            GLOBAL SECURITIES SUBACCOUNT
                                FOR PERIOD ENDED                       FOR PERIOD ENDED       YEAR ENDED
                               SEPTEMBER 30, 2007                     SEPTEMBER 30, 2007  DECEMBER 31, 2006
----------------------------------------------------------------------------------------------------------------
OPERATIONS:
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss)..................        $ (1,421)                            $  (273,444)        $    21,656
  Net realized gain (loss) on
     investments.............          (1,078)                              1,271,289           2,259,264
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.............          20,963                               1,613,803           2,050,409
                                    ---------                            ------------        ------------
     Net increase (decrease)
       in net assets from
       operations............          18,464                               2,611,648           4,331,329
                                    ---------                            ------------        ------------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners.........         215,245                               1,966,029           4,724,418
  Transfers between
     subaccounts (including
     fixed accounts), net....         490,316                                 967,422           5,059,219
  Transfers for contract
     benefits and
     terminations............         (19,682)                             (2,465,815)         (2,806,355)
  Contract charges and fees..             (18)                                (45,599)            (46,246)
  Adjustments to annuity
     reserves................              --                                    (956)                657
                                    ---------                            ------------        ------------
     Net increase (decrease)
       in net assets from
       contract
       transactions..........         685,861                                 421,081           6,931,693
                                    ---------                            ------------        ------------
  Total increase (decrease)
     in net assets...........         704,325                               3,032,729          11,263,022
NET ASSETS:
  Beginning of period........              --                              34,258,748          22,995,726
                                    ---------                            ------------        ------------
  Ending of period...........       $ 704,325                            $ 37,291,477        $ 34,258,748
                                    =========                            ============        ============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
           STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED) (CONTINUED)

-------------------------------------------------------------------------------------------------------------
                                  INTERNATIONAL STOCK SUBACCOUNT        T-ROWE INTERNATIONAL STOCK SUBACCOUNT
                               FOR PERIOD ENDED        YEAR ENDED       FOR PERIOD ENDED        YEAR ENDED
                              SEPTEMBER 30, 2007   DECEMBER 31, 2006   SEPTEMBER 30, 2007   DECEMBER 31, 2006
-------------------------------------------------------------------------------------------------------------
OPERATIONS:
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss)................       $   (805,898)        $   309,057         $  (254,996)         $   (95,761)
  Net realized gain (loss)
     on investments........          3,533,758          10,325,401           1,523,085            1,537,448
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments...........          6,426,097           5,152,145           1,438,894            2,831,006
                                 -------------        ------------        ------------         ------------
     Net increase
       (decrease) in net
       assets from
       operations..........          9,153,957          15,786,603           2,706,983            4,272,693
                                 -------------        ------------        ------------         ------------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners.......          5,572,766          11,399,690                  --                   --
  Transfers between
     subaccounts (including
     fixed accounts), net..          3,406,220          19,767,910            (829,410)          (1,732,807)
  Transfers for contract
     benefits and
     terminations..........         (8,870,970)         (7,443,763)         (4,177,480)          (5,802,170)
  Contract charges and
     fees..................           (109,849)           (102,643)            (13,489)             (26,465)
  Adjustments to annuity
     reserves..............                609                 873              (1,393)                 434
                                 -------------        ------------        ------------         ------------
     Net increase
       (decrease) in net
       assets from contract
       transactions........             (1,224)         23,622,067          (5,021,772)          (7,561,008)
                                 -------------        ------------        ------------         ------------
  Total increase (decrease)
     in net assets.........          9,152,733          39,408,670          (2,314,789)          (3,288,315)
NET ASSETS:
  Beginning of period......         96,517,458          57,108,788          25,807,294           29,095,609
                                 -------------        ------------        ------------         ------------
  Ending of period.........      $ 105,670,191        $ 96,517,458        $ 23,492,505         $ 25,807,294
                                 =============        ============        ============         ============




-------------------------------------------------------------------------------------------------------------
                                   DEVELOPING MARKETS SUBACCOUNT
                               FOR PERIOD ENDED        YEAR ENDED
                              SEPTEMBER 30, 2007   DECEMBER 31, 2006
-------------------------------------------------------------------------------------------------------------
OPERATIONS:
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss)................        $   54,106          $   (11,504)
  Net realized gain (loss)
     on investments........           752,173              590,876
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments...........           175,684              420,768
                                  -----------         ------------
     Net increase
       (decrease) in net
       assets from
       operations..........           981,963            1,000,140
                                  -----------         ------------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners.......                --                   --
  Transfers between
     subaccounts (including
     fixed accounts), net..          (121,424)            (373,149)
  Transfers for contract
     benefits and
     terminations..........          (634,282)            (862,800)
  Contract charges and
     fees..................            (2,748)              (4,109)
  Adjustments to annuity
     reserves..............                --                   --
                                  -----------         ------------
     Net increase
       (decrease) in net
       assets from contract
       transactions........          (758,454)          (1,240,058)
                                  -----------         ------------
  Total increase (decrease)
     in net assets.........           223,509             (239,918)
NET ASSETS:
  Beginning of period......         4,292,809            4,532,727
                                  -----------         ------------
  Ending of period.........       $ 4,516,318         $  4,292,809
                                  ===========         ============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                          NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION

     The CUNA Mutual Life Variable Annuity Account (the Variable Account) is a unit investment trust registered under the Investment Company Act of 1940 with the Securities and Exchange Commission (SEC). The Variable Account was established as a separate investment account within CUNA Mutual Life Insurance Company (the Company) to receive and invest net premiums paid under variable annuity contracts (Contracts).

     Although the assets in the Variable Account are the property of the Company, the assets in the Variable Account attributable to the Contracts are not chargeable with liabilities arising out of any other business which the Company may conduct. The net assets of the Variable Account are available to cover the general liabilities of the Company only to the extent that the Variable Account's assets exceed its liabilities arising under the Contracts. The Company has the right to transfer to the general account any assets of the Variable Account which are in excess of reserves and other contract liabilities. All obligations arising under the Contracts are general corporate obligations of the Company.

     The Variable Account currently sells four variable annuity products:
     MEMBERS Variable Annuity, MEMBERS Variable Annuity II, MEMBERS Choice Variable Annuity and MEMBERS Variable Annuity III.

     The accompanying financial statements include only the Contract owner deposits applicable to the variable portions of the Contracts and exclude deposits for fixed dollar benefits, which are included in the general account of the Company.

     Investments

     The Variable Account currently is divided into nineteen subaccounts but may, in the future, include additional subaccounts. Each subaccount invests exclusively in shares of a single underlying fund. (The term fund is used to mean an investment portfolio, i.e., Ultra Series Fund (Class Z shares),
     T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds, Franklin Templeton Variable Insurance Products Trust, or any other open-end management investment company or unit investment trust in which a subaccount invests.) The income, gains and losses, realized or unrealized, from the assets allocated to each subaccount are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount.

     The Variable Account invests in shares of certain funds within the Ultra Series Fund, T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds, and Franklin Templeton Variable Insurance Products Trust. Each is a management investment company of the series type with one or more funds. Each is registered with the SEC as an open-end, management investment company. Such registration does not involve supervision of the management or investment practices or policies of the companies or their funds by the SEC.

     Ultra Series Fund currently has fifteen funds available as investment options under the Contracts. T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds and Franklin Templeton Variable Insurance Products Trust each have one fund available as an investment option under the Contracts. The T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds and Franklin Templeton Variable Insurance Products Trust also have other funds that are not available under the Contracts. These fund companies may, in the future, create additional funds or classes that may or may not be available as investment options under the Contracts.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     MEMBERS Capital Advisors, Inc. serves as the investment adviser to the Ultra Series Fund and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Ultra Series Fund. The Company owns one half of MEMBERS Capital Advisors' outstanding stock and one half is owned indirectly by CUNA Mutual Insurance Society (CMIS). CMIS is joined in an agreement of permanent affiliation with the company, and the companies have a common management team and board of directors.

     T. Rowe Price International, Inc. serves as the investment adviser to the International Stock Portfolio and manages its assets in accordance with general policies and guidelines established by the board of directors of T. Rowe Price International Series, Inc.

     Massachusetts Financial Services Company (MFS) serves as the investment adviser to the MFS Strategic Income Series and manages their assets in accordance with general policies and guidelines established by the board of trustees of MFS(R) Variable Insurance Trust(SM).

     Oppenheimer Funds, Inc. serves as the investment adviser to the Oppenheimer High Income Fund/VA and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Oppenheimer Variable Account Funds.

     Templeton Asset Management Ltd. serves as the investment adviser to the Franklin Templeton Developing Markets Securities Fund and manages its assets and makes its investments decisions.

(2) SIGNIFICANT ACCOUNTING POLICIES

     Investment Valuation

     The assets of each fund are held separate from the assets of the other funds, and each fund is offered at a price equal to its respective net asset value per share. Investments in shares of the funds are stated at market value which is the net asset value per share as determined by the funds. Transactions are recorded on a trade date basis. Realized gains and losses from security transactions are reported on an average cost basis. Income from dividends and gains from realized gain distributions from each fund are recorded on the ex-dividend date and are reinvested in that fund.

     Federal Income Taxes

     The operations of the Variable Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code. The Company does not expect to incur federal income taxes on recorded earnings or the realized capital gains attributed to the Variable Account to the extent the earnings are credited under the contracts. Accordingly, no charge for income tax is currently recorded to the Variable Account. If such taxes are incurred by the Company in the future, a charge to the Variable Account may be assessed.

     Annuity Reserves

     Annuity reserves are computed for contracts in the payout stage according to the 1983a Individual Annuitant Mortality Table. The assumed investment return is 3.5%. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the variable annuity account by the Company to cover greater longevity of annuitants than expected. Conversely, if reserves exceed amounts required, transfers may be made to the Company.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


     reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

(3) FEES AND CHARGES

     Contract Charges

     SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE). At the time purchase payments are paid, no charge is deducted for sales expenses. However, a surrender charge is deducted upon surrender or partial withdrawal of purchase payments within 7 years of their being paid and, in certain circumstances, upon payment of a death benefit or the election of certain annuity payment options.

     For purchase payments withdrawn or surrendered within one year of having been paid, the charge is 7% of the amount of the payment withdrawn or surrendered. The surrender charge decreases by 1% for each full year that has elapsed since the purchase payment was made. No surrender charge is assessed upon the withdrawal or surrender of the contract value in excess of aggregate purchase payments or on purchase payments made more than 7 years prior to the withdrawal or surrender.

     Subject to certain restrictions for the first partial withdrawal (or surrender) in each contract year, an amount equal to 10% of aggregate purchase payments subject to a surrender charge (as of the time of withdrawal or surrender) may be surrendered without a surrender charge. The surrender charge also may be waived in certain circumstances as provided in the Contracts.

     ANNUAL CONTRACT FEE. On each contract anniversary (or upon surrender of the Contract) prior to the annuity date, the Company deducts an annual contract fee of $30 from the variable contract value. After the annuity date, the Company deducts this fee from variable annuity payments. A pro-rated portion of the fee is deducted upon annuitization of a Contract except on a contract anniversary. The Company currently waives this fee for contracts with $25,000 or more of contract value.

     DEATH BENEFIT RIDER CHARGES. Optional death benefit riders are available on MEMBERS Variable Annuity II and MEMBERS Choice Variable Annuity contracts. The Maximum Anniversary Value Death Benefit and 5% Annual Guarantee Death Benefit Riders are available for issue ages 0 to 75. The minimum Death Benefit Guarantee Rider is available for issue ages 76 to 85.

     On each contract anniversary (or upon surrender of the Contract) prior to the annuity date, the Company deducts rider fees from the contract value. The annual charge for each of these riders ranges from 0.15% to 0.20% of average assets during the prior contract year.

     Optional death benefit riders are also available on MEMBERS Variable Annuity III contracts. The Maximum Anniversary Value Death Benefit, 3% Annual Guarantee Death Benefit and Earnings Enhanced Death Benefit Riders are available for issue ages 0 to 75. On each contract anniversary (or upon surrender of the Contract) prior to the annuity date, the Company deducts rider fees from the contract value. The annual charge for each of these riders ranges from 0.15% to 0.35% of average assets during the prior contract year.

     LIVING BENEFIT RIDERS. Generally, for Guaranteed Minimum Withdrawal Benefit riders issued on and after October 30, 2006, the annual charge is 0.60% of the average monthly Contract Value for the prior contract year. The annual charge for Guaranteed Minimum Withdrawal riders issued prior to that date is 0.50% of the average monthly contract value. The annual charge for the Guaranteed Minimum Accumulation Benefit riders is 0.50% of the average monthly contract value for the prior contract year, subject to state availability.

     TRANSFER FEE. No charge is made for transfers. However, the Company reserves the right to charge $10 for the 13th and each subsequent transfer during a Contract year.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     PREMIUM TAXES. If state or other premium taxes are applicable to a Contract, they will be deducted either: (a) from purchase payments as they are received, (b) from contract value upon surrender or partial withdrawal,
     (c) upon application of adjusted contract value to an annuity payment option, or (d) upon payment of a death benefit. The Company, however, reserves the right to deduct premium taxes at the time it pays such taxes.

     Variable Account Charges

     MORTALITY AND EXPENSE RISK CHARGE. The Company deducts a daily mortality and expense risk charge to compensate it for assuming certain mortality and expense risks. The charge is deducted from the assets of the Variable Account at an annual rate of 1.15% to 1.25%.

     ADMINISTRATIVE CHARGE. The Company deducts a daily administrative charge to compensate it for certain expenses it incurs in administration of MEMBERS Variable Annuity and MEMBERS Variable Annuity III contracts. The charge is deducted from the assets of the Variable Account at an annual rate of 0.15%.

(4) PURCHASE AND SALES OF INVESTMENTS

     The cost of purchases and proceeds from sales of investments for the period ended September 30, 2007 were as follows:

---------------------------------------------------------------------------------------------
                                                                   PURCHASES         SALES
---------------------------------------------------------------------------------------------
Conservative Allocation.......................................   $ 27,303,885     $ 1,235,871
Moderate Allocation...........................................     89,828,981       2,053,803
Aggressive Allocation.........................................      6,642,098         458,672
Money Market Fund.............................................     70,447,154      51,264,924
Bond Fund.....................................................     24,721,792      33,911,222
Strategic Income Fund.........................................        110,072         318,530
High Income Fund..............................................      6,755,031      11,382,370
Oppenheimer High Income Fund..................................      1,047,172       4,685,765
Diversified Income Fund.......................................     13,555,984      72,763,748
Large Cap Value Fund..........................................     20,564,084      92,396,440
Large Cap Growth Fund.........................................     11,474,046      38,216,596
Mid Cap Value Fund............................................     14,713,019      33,510,798
Mid Cap Growth Fund...........................................      6,510,310      20,545,399
Small Cap Value Fund..........................................        470,070           7,864
Small Cap Growth Fund.........................................        716,192          31,106
Global Securities Fund........................................      4,489,142       3,992,991
International Stock Fund......................................     11,546,090      11,092,462
T. Rowe International Stock Fund..............................             --       5,281,126
Developing Markets Fund.......................................        429,565         795,400

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(5) CHANGES IN UNITS OUTSTANDING

     The changes in units outstanding for the period ended September 30, 2007 and year ended December 31, 2006 were as follows:

                                     CONSERVATIVE     MODERATE     AGGRESSIVE       MONEY
                                      ALLOCATION     ALLOCATION    ALLOCATION      MARKET          BOND
                                      SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                     ------------    ----------    ----------    ----------    -----------
Units outstanding at December 31,
  2005............................            --             --           --      6,419,021     20,429,498
Units issued......................       123,256        786,195       73,167     11,250,427     23,865,279
Units redeemed....................          (163)        (3,410)         (58)    (9,817,153)   (21,488,879)
                                       ---------      ---------      -------     ----------    -----------
Units outstanding at December 31,
  2006............................       123,093        782,785       73,109      7,852,295     22,805,898
Units issued......................     2,800,630      9,036,389      607,110      9,068,999     17,723,108
Units redeemed....................      (237,851)      (630,902)     (26,180)    (7,490,018)   (17,758,949)
                                       ---------      ---------      -------     ----------    -----------
Units outstanding at September 30,
  2007............................     2,685,872      9,188,272      654,039      9,431,276     22,770,057
                                       =========      =========      =======     ==========    ===========




                                      STRATEGIC       HIGH       OPPENHEIMER    DIVERSIFIED     LARGE CAP
                                       INCOME        INCOME      HIGH INCOME       INCOME         VALUE
                                     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                     ----------    ----------    -----------    -----------    -----------
Units outstanding at December 31,
  2005............................     208,773      6,654,995     1,582,658      35,143,650     33,687,603
Units issued......................           4      8,153,182            32      18,104,069     24,639,262
Units redeemed....................     (60,894)    (7,210,560)     (493,374)    (22,179,594)   (25,847,363)
                                       -------     ----------     ---------     -----------    -----------
Units outstanding at December 31,
  2006............................     147,883      7,597,617     1,089,316      31,068,125     32,479,502
Units issued......................           3      5,335,050            24      11,842,804     16,547,085
Units redeemed....................     (18,025)    (5,553,396)     (304,197)    (14,979,680)   (19,663,133)
                                       -------     ----------     ---------     -----------    -----------
Units outstanding at September 30,
  2007............................     129,861      7,379,271       785,143      27,931,249     29,363,454
                                       =======     ==========     =========     ===========    ===========




                                       LARGE CAP       MID CAP       MID CAP       SMALL CAP     SMALL CAP
                                         GROWTH         VALUE         GROWTH         VALUE        GROWTH
                                       SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                      -----------    ----------    -----------    ----------    ----------
Units outstanding at December 31,
  2005.............................    20,474,009    11,200,447     12,600,337
Units issued.......................    17,026,565     9,592,690     10,859,754
Units redeemed.....................   (17,552,924)   (9,476,154)   (10,831,528)
                                      -----------    ----------    -----------
Units outstanding at December 31,
  2006.............................    19,947,650    11,316,983     12,628,563          --            --
Units issued.......................    11,968,465     6,543,254      6,345,082      49,101        78,394
Units redeemed.....................   (13,228,629)   (7,273,357)    (7,470,731)     (1,307)       (8,276)
                                      -----------    ----------    -----------      ------        ------
Units outstanding at September 30,
  2007.............................    18,687,486    10,586,880     11,502,914      47,794        70,118
                                      ===========    ==========    ===========      ======        ======




                                                                               T. ROWE
                                               GLOBAL      INTERNATIONAL    INTERNATIONAL    DEVELOPING
                                             SECURITIES        STOCK            STOCK          MARKETS
                                             SUBACCOUNT      SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
                                             ----------    -------------    -------------    ----------
Units outstanding at December 31, 2005....    1,729,377       4,140,565       1,855,567        415,360
Units issued..............................    2,858,968       5,594,436              26             --
Units redeemed............................   (2,334,066)     (3,962,643)       (454,516)      (104,013)
                                             ----------      ----------       ---------       --------
Units outstanding at December 31, 2006....    2,254,279       5,772,358       1,401,077        311,347
Units issued..............................    1,899,138       3,684,888              18             --
Units redeemed............................   (1,852,570)     (3,624,513)       (261,427)       (50,783)
                                             ----------      ----------       ---------       --------
Units outstanding at September 30, 2007...    2,300,847       5,832,733       1,139,668        260,564
                                             ==========      ==========       =========       ========


                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(6) FINANCIAL HIGHLIGHTS

     The table below provides per unit information of each subaccount.

------------------------------------------------------------------------------------------------------------------------------
                                 AT DECEMBER 31,                                FOR THE YEAR ENDED DECEMBER 31,
                    -----------------------------------------    -------------------------------------------------------------
                     UNITS     UNIT FAIR VALUE     NET ASSETS     INVESTMENT*      EXPENSE RATIO            TOTAL RETURN
                    (000S)    LOWEST TO HIGHEST      (000S)      INCOME RATIO    LOWEST TO HIGHEST        LOWEST TO HIGHEST
------------------------------------------------------------------------------------------------------------------------------
CONSERVATIVE ALLOCATION SUBACCOUNT:
2007..............   2,686          $10.12           $27,774         0.02%             1.30%                    1.20%
2006..............     123          10.17              1,252         1.56%             1.30%                  1.70%***
MODERATE ALLOCATION SUBACCOUNT:
2007..............   9,188     $10.22 to $10.23      $98,295         0.02%             1.30%                2.3% to 2.20%
2006..............     783          10.29              8,053         2.41%             1.30%                  2.90%***
AGGRESSIVE ALLOCATION SUBACCOUNT:
2007..............     654          $10.37            $7,139         0.02%             1.30%                    3.70%
2006..............      73          10.39                760         1.78%             1.30%                  3.90%***
MONEY MARKET SUBACCOUNT:
2007..............   9,431     $11.09 to $13.74     $108,138         3.46%         1.15% to 1.40%          2.69% to 2.54%
2006..............   7,852      10.80 to 13.40        88,973         4.33%         1.15% to 1.40%          3.35% to 3.08%
2005..............   6,419      10.45 to 13.00        71,365         2.74%         1.15% to 1.40%          1.65% to 1.33%
2004..............   5,545      10.28 to 12.83        62,924         0.91%         1.15% to 1.40%         (0.29% to (0.47%)
2003..............   6,828      10.31 to 12.89        78,796         0.76%         1.15% to 1.40%        (0.39%) to (0.62%)
BOND SUBACCOUNT:
2007..............  22,770     $13.03 to $16.83     $287,138         0.07%         1.15% to 1.40%          1.40% to 1.20%
2006..............  22,806      12.85 to 16.63       289,940         4.62%         1.15% to 1.40%          2.80% to 2.59%
2005..............  20,429      12.50 to 16.21       265,644         4.14%         1.15% to 1.40%          1.38% to 1.12%
2004..............  18,801      12.33 to 16.03       252,712         4.09%         1.15% to 1.40%          2.15% to 1.91%
2003..............  19,418      12.07 to 15.73       262,584         4.39%         1.15% to 1.40%          1.86% to 1.61%
STRATEGIC INCOME SUBACCOUNT:
2007..............     130          $16.47            $2,139         4.88%             1.40%                    2.11%
2006..............     148          16.13              2,386         5.69%             1.40%                    5.22%
2005..............     209          15.33              3,202         7.09%             1.40%                    0.46%
2004..............     282          15.26              4,308         5.53%             1.40%                    6.19%
2003..............     394          14.37              5,657         5.30%             1.40%                    8.86%
HIGH INCOME SUBACCOUNT:
2007..............   7,379     $14.69 to $12.88      $98,752         0.02%         1.15% to 1.40%          1.80% to 1.58%
2006..............   7,598      14.43 to 12.68       100,797         7.29%         1.15% to 1.40%          7.93% to 7.73%
2005..............   6,655      13.37 to 11.77        83,896         6.56%         1.15% to 1.40%          1.36% to 1.12%
2004..............   5,526      13.19 to 11.64        70,925         7.10%         1.15% to 1.40%          7.67% to 7.38%
2003..............   4,030      12.25 to 10.84        48,159         6.98%         1.15% to 1.40%          17.11% to 8.40%
OPPENHEIMER HIGH INCOME SUBACCOUNT:
2007..............     785          $15.05           $11,815         7.57%             1.40%                    2.45%
2006..............   1,089          14.69             15,998         8.27%             1.40%                    7.94%
2005..............   1,583          13.61             21,539         6.90%             1.40%                    0.89%
2004..............   2,039          13.49             27,500         6.62%             1.40%                    7.49%
2003..............   2,587          12.55             32,476         7.82%             1.40%                   22.20%
DIVERSIFIED INCOME SUBACCOUNT:
2007..............  27,931     $11.87 to $22.83     $406,051         0.04%         1.15% to 1.40%          2.77% to 2.56%
2006..............  31,068      11.55 to 22.26       450,501         2.49%         1.15% to 1.40%          8.76% to 8.48%
2005..............  35,144      10.62 to 20.52       490,164         2.22%         1.15% to 1.40%          2.71% to 2.45%
2004..............  35,951      10.34 to 20.03       512,331         2.35%         1.15% to 1.40%          7.04% to 6.83%
2003..............  33,802      9.66 to 18.75        475,628         2.67%         1.15% to 1.40%         15.55% to 15.24%
LARGE CAP VALUE SUBACCOUNT:
2007..............  29,363     $12.12 to $32.72     $498,065         0.03%         1.15% to 1.40%          5.48% to 5.21%
2006..............  32,480      11.49 to 31.10       537,699         1.85%         1.15% to 1.40%         19.19% to 18.88%
2005..............  33,688      9.64 to 26.16        498,121         1.71%         1.15% to 1.40%          4.33% to 4.14%
2004..............  33,060      9.24 to 25.12        507,027         1.59%         1.15% to 1.40%         11.19% to 10.86%
2003..............  29,950      8.31 to 22.66        458,665         1.65%         1.15% to 1.40%         24.40% to 24.16%

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

------------------------------------------------------------------------------------------------------------------------------
                                 AT DECEMBER 31,                                FOR THE YEAR ENDED DECEMBER 31,
                    -----------------------------------------    -------------------------------------------------------------
                     UNITS     UNIT FAIR VALUE     NET ASSETS     INVESTMENT*      EXPENSE RATIO            TOTAL RETURN
                    (000S)    LOWEST TO HIGHEST      (000S)      INCOME RATIO    LOWEST TO HIGHEST        LOWEST TO HIGHEST
------------------------------------------------------------------------------------------------------------------------------
LARGE CAP GROWTH SUBACCOUNT:
2007..............  18,687     $9.53 to $30.24      $253,972         0.01%         1.15% to 1.40%         11.99% to 11.75%
2006..............  19,948      8.51 to 27.06        250,210         0.36%         1.15% to 1.40%          6.64% to 6.41%
2005..............  20,474      7.98 to 25.43        256,021         0.89%         1.15% to 1.40%          1.27% to 0.99%
2004..............  21,186      7.88 to 25.18        278,129         0.73%         1.15% to 1.40%          7.65% to 7.42%
2003..............  18,905      7.32 to 23.44        256,091         0.49%         1.15% to 1.40%         27.75% to 27.39%
MID CAP VALUE SUBACCOUNT:
2007..............  10,587     $18.04 to $23.91     $192,673         0.05%         1.15% to 1.40%          5.13% to 4.91%
2006..............  11,317      17.16 to 22.79       199,548         0.99%         1.15% to 1.40%         15.63% to 15.33%
2005..............  11,200      14.84 to 19.76       177,360         0.64%         1.15% to 1.40%          9.04% to 8.81%
2004..............  10,106      13.61 to 18.16       152,906         1.02%         1.15% to 1.40%         14.56% to 14.29%
2003..............   8,857      11.88 to 15.89       119,843         0.53%         1.15% to 1.40%         29.69% to 29.40%
MID CAP GROWTH SUBACCOUNT:
2007..............  11,503     $8.68 to $18.66      $131,651         0.00%         1.15% to 1.40%         13.02% to 12.89%
2006..............  12,629      7.68 to 16.53        129,763         0.00%         1.15% to 1.40%          10.19% to 9.83%
2005..............  12,600      6.97 to 15.05        119,814         0.00%         1.15% to 1.40%          7.56% to 7.27%
2004..............  11,974      6.48 to 14.03        108,534         0.03%         1.15% to 1.40%         12.11% to 11.88%
2003..............   9,588      5.78 to 12.54         84,967         0.00%         1.15% to 1.40%         31.96% to 25.40%
SMALL CAP VALUE SUBACCOUNT:
2007..............      48      $9.50 to $9.57          $456         0.00%         1.15% to 1.40%     (5.00%)*** to (4.30%)***
SMALL CAP GROWTH SUBACCOUNT:
2007..............      70     $10.10 to $10.36         $704         0.00%         1.15% to 1.40%        1.00%*** to 3.6%***
GLOBAL SECURITIES SUBACCOUNT:
2007..............   2,301     $16.06 to $22.83      $37,291         0.15%         1.15% to 1.40%          7.64% to 7.44%
2006..............   2,254      14.92 to 21.25        34,259         1.26%         1.15% to 1.40%         16.02% to 15.74%
2005..............   1,729      12.86 to 18.36        22,996         0.82%         1.15% to 1.40%         12.71% to 12.43%
2004..............   1,265      11.41 to 16.33        15,070         0.28%         1.15% to 1.40%         17.03% to 16.81%
2003..............     690      9.75 to 13.98          7,080         1.06%         1.15% to 1.40%         39.68% to 39.80%
INTERNATIONAL STOCK SUBACCOUNT:
2007..............   5,833     $17.36 to $23.79     $105,670         0.13%         1.15% to 1.40%          9.39% to 9.23%
2006..............   5,772      15.87 to 21.78        96,517         1.58%         1.15% to 1.40%         22.83% to 22.50%
2005..............   4,141      12.92 to 17.78        57,109         1.47%         1.15% to 1.40%         15.25% to 14.93%
2004..............   2,791      11.21 to 15.47        33,841         1.54%         1.15% to 1.40%         19.13% to 18.82%
2003..............   1,845      9.41 to 13.02         19,212         0.75%         1.15% to 1.40%         31.98% to 30.20%
T. ROWE INTERNATIONAL STOCK SUBACCOUNT:
2007..............   1,140          $20.61           $23,493         0.00%             1.40%                   11.89%
2006..............   1,401          18.42             25,807         1.04%             1.40%                   17.47%
2005..............   1,856          15.68             29,096         1.47%             1.40%                   14.45%
2004..............   2,393          13.70             32,791         1.03%             1.40%                   12.20%
2003..............   2,931          12.21             35,788         1.14%             1.40%                   28.66%
DEVELOPING MARKETS SUBACCOUNT:
2007..............     261          $17.33            $4,516         2.31%             1.40%                   25.67%
2006..............     311          13.79              4,293         1.13%             1.40%                   26.40%
2005..............     415          10.91              4,533         1.31%             1.40%                   25.69%
2004..............     503           8.68              4,364         1.84%             1.40%                   22.95%
2003..............     624           7.06              4,404         1.14%             1.40%                   50.85%



--------------

*     Not annualized.

**    For the period of May 1, 2003 through December 31, 2003.

***   For the period October 30, 2006 through December 31, 2006.

     For the period ended September 30, 2007.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(7) RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("Fin 48"), which is effective for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for income taxes recognized in the financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that the entity has taken or expects to take on a tax return. The Company will adopt FIN 48 for the year ending December 31, 2007. Management is currently evaluating the impact, if any, on the Company's financial statements of implementing FIN 48.

     In September 2006, FASB issued Statement of Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). This standard expands the disclosure that is required for the use of fair value to measure assets and liabilities. The new disclosure will focus on the inputs used to measure fair value and the effect, if any, on the measurements on earnings (or changes in net assets) for the period. SFAS 157 is effective for the Company for the year ending December 31, 2008. Management is currently evaluating the impact, if any, on the Company's financial statements of adopting SFAS 157.

(8) REORGANIZATION

     CUNA Mutual Insurance Society ("CMIS"), a mutual life insurance company, and CUNA Mutual Life Insurance Company ("CMLIC"), a mutual life insurance company domiciled in Iowa, have operated under a permanent affiliation agreement since 1990. In connection with a proposed merger of CMLIC and CMIS, approval was provided to CMIS and its wholly-owned subsidiaries on May 3, 2007 to change its domicile from Wisconsin to Iowa. On September 6, 2007, approval from the Iowa Insurance Commissioner and the Attorney General was provided permitting CMLIC to merge with and into CMIS, with both companies already having received the necessary approvals of their respective Boards of Directors and policyholders. The merger is expected to take place on December 31, 2007.

CUNA MUTUAL INSURANCE
SOCIETY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE
THREE YEARS ENDED DECEMBER 31, 2006

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2006 and 2005
(000s omitted)

                                                                     2006         2005
                                                                  ----------   ----------
                            ASSETS
Debt securities, available for sale at fair value                 $3,948,175   $4,133,635
Equity securities, available for sale at fair value                  385,467      368,845
Equity in unconsolidated affiliates                                  181,667      159,453
Mortgage loans                                                       195,333       39,831
Real estate, at cost less accumulated depreciation
   (2006 - $29,536; 2006 - $27,107)                                   26,209       26,242
Policy loans                                                          16,368       15,726
Short-term investments                                               213,985      160,037
Other invested assets                                                 71,890       24,149
Cash and cash equivalents                                            198,983      177,981
                                                                  ----------   ----------
Total cash and investments                                         5,238,077    5,105,899
Accrued investment income                                             46,577       44,379
Reinsurance recoverables                                             324,646      338,245
Deferred policy acquisition costs                                    282,667      217,545
Premiums receivable                                                  154,573      147,663
Office properties, equipment and computer software at cost less
   accumulated depreciation (2006 - $302,288; 2005 - $284,835)       170,912      171,039
Federal income taxes receivable                                       27,859       20,561
Deferred tax asset                                                    23,276       42,259
Receivables from affiliates                                           52,753       36,094
Other assets and receivables                                         277,609      187,786
Separate account assets                                              135,611      104,512
                                                                  ----------   ----------
Total assets                                                      $6,734,560   $6,415,982
                                                                  ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Balance Sheets, continued
December 31, 2006 and 2005
(000s omitted)

                                                                     2006         2005
                                                                  ----------   ----------
            LIABILITIES AND POLICYHOLDERS' SURPLUS
Insurance reserves life and health                                $1,684,376   $1,666,984
Insurance reserves property and casualty                             461,398      422,884
Policyholder account balances                                      1,805,732    1,783,639
Unearned premiums                                                    547,350      519,817
Dividends payable to policyholders                                     3,153        3,559
Reinsurance payable                                                   37,947       38,189
Accrued postretirement benefit liability                             162,620      159,430
Payables to affiliates                                                 2,947       11,272
Accounts payable and other liabilities                               470,042      475,911
Separate account liabilities                                         135,611      104,512
                                                                  ----------   ----------
Total liabilities                                                  5,311,176    5,186,197
                                                                  ----------   ----------
Minority interest                                                     43,022       39,014
                                                                  ----------   ----------
Accumulated other comprehensive income, net of tax
   (2006 - $19,635; 2005 - $11,245)                                   89,477       68,111
Retained earnings                                                  1,290,885    1,122,660
                                                                  ----------   ----------
Total policyholders' surplus                                       1,380,362    1,190,771
                                                                  ----------   ----------
Total liabilities, minority interest and policyholders' surplus   $6,734,560   $6,415,982
                                                                  ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Operations
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                  2006         2005         2004
                                                               ----------   ----------   ----------
Revenues:
   Life and health premiums                                    $  997,126   $  972,857   $  987,190
   Property and casualty premiums                                 651,842      570,906      499,134
   Net investment income                                          247,208      192,870      186,967
   Net realized investment gains                                   11,200        7,541       22,779
   Contract charges                                                    --           --           --
   Other income                                                   254,138      275,638      239,748
                                                               ----------   ----------   ----------
Total revenues                                                  2,161,514    2,019,812    1,935,818
                                                               ----------   ----------   ----------
Benefits and expenses:
   Life and health insurance claims and benefits                  538,757      560,992      634,162
   Property and casualty insurance loss and loss adjustment
      expenses                                                    416,671      385,863      301,227
   Interest credited to policyholder account balances              64,236       59,940       60,787
   Policyholder dividends                                           3,834        4,224        3,106
   Operating and other expenses                                   928,941      933,515      822,155
                                                               ----------   ----------   ----------
Total benefits and expenses                                     1,952,439    1,944,534    1,821,437
                                                               ----------   ----------   ----------
Income from continuing operations before income taxes,
   equity in income of unconsolidated affiliates and
   minority interest                                              209,075       75,278      114,381
Income tax expense                                                 60,173        4,589       24,267
                                                               ----------   ----------   ----------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                148,902       70,689       90,114
Equity in income of unconsolidated affiliates, net of tax
   (2006 - $3,360; 2005 - $8,270; 2004 - $7,019)                   21,038       15,114       11,684
                                                               ----------   ----------   ----------
Income from continuing operations before minority interest        169,940       85,803      101,798
Minority interest in loss (income)                                 (3,153)       1,105       (2,988)
                                                               ----------   ----------   ----------
Income from continuing operations                                 166,787       86,908       98,810
Gain (loss) from discontinued operations, net of tax
   (2006 - $(174); 2005 - $1,663; 2004 - $415)                      1,438       (1,510)      (1,623)
                                                               ----------   ----------   ----------
Net income                                                     $  168,225   $   85,398   $   97,187
                                                               ==========   ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                 2006       2005       2004
                                                               --------   --------   --------
Net income                                                     $168,225   $ 85,398   $ 97,187
                                                               --------   --------   --------
Other comprehensive income, net of tax:
   Foreign currency translation gains arising during period        (951)     5,656      6,657
   Applicable income tax on above                                   891       (944)      (575)
                                                               --------   --------   --------
   Net foreign currency translation gains (losses)                  (60)     4,712      6,082
                                                               --------   --------   --------
   Unrealized net gains (losses) on investment securities:
      Unrealized net holding gains (losses) arising during
      period                                                    (15,676)   (81,913)    29,539
      Applicable income tax on above                               (676)    29,761     (2,924)
      Reclassification adjustment for losses included in net
         income                                                  19,987     13,847    (21,982)
      Applicable income tax on above                                862     (5,031)     2,176
                                                               --------   --------   --------
      Net unrealized gains (losses)                               4,497    (43,336)     6,809
                                                               --------   --------   --------
   Minimum pension liability                                     25,910    (30,643)      (983)
   Applicable income tax on above                                (8,981)    10,728        346
                                                               --------   --------   --------
   Minimum pension liability, net of tax                         16,929    (19,915)      (637)
                                                               --------   --------   --------
Other comprehensive income (loss) subtotal                       21,366    (58,539)    12,254
                                                               --------   --------   --------
Comprehensive income                                           $189,591   $ 26,859   $109,441
                                                               ========   ========   ========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Changes in Policyholders' Surplus
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                                  2006         2005         2004
                                                               ----------   ----------   ----------
Retained earnings:
   Balance at beginning of year                                $1,122,660   $1,037,262   $  940,067
   Net income                                                     168,225       85,398       97,187
                                                               ----------   ----------   ----------
   Balance at end of year                                       1,290,885    1,122,660    1,037,262
                                                               ----------   ----------   ----------
Accumulated other comprehensive income:
   Foreign currency translation gains (losses):
      Balance at beginning of year                                  5,289          577       (5,505)
      Change in unrealized gains (losses) from foreign
         currency translation, net of tax
         (2006 - $891; 2005 - $(944); 2004 - $(575))                  (60)       4,712        6,082
                                                               ----------   ----------   ----------
      Balance at end of year                                        5,229        5,289          577
                                                               ----------   ----------   ----------
   Unrealized investment gains:
      Balance at beginning of year                                 83,901      127,237      120,428
      Unrealized gains (losses) on investment securities,
         net of tax (2006 - $(186); 2005 - $24,730;
         2004 - $1,037)                                             4,497      (43,336)       6,809
                                                               ----------   ----------   ----------
      Balance at end of year                                       88,398       83,901      127,237
                                                               ----------   ----------   ----------
   Minimum pension liability:
      Balance at beginning of year                                (21,079)      (1,164)        (527)
      Change in minimum pension liability, net of tax
         (2006 - $(8,981); 2005 - $10,728; 2004 - $346)            16,929      (19,915)        (637)
                                                               ----------   ----------   ----------
      Balance at end of year                                       (4,150)     (21,079)      (1,164)
                                                               ----------   ----------   ----------
Accumulated other comprehensive income                             89,477       68,111      126,650
                                                               ----------   ----------   ----------
Total policyholders' surplus                                   $1,380,362   $1,190,771   $1,163,912
                                                               ==========   ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                                  2006         2005          2004
                                                               ---------   -----------   -----------
Cash flows from operating activities:
   Net income                                                  $ 168,225   $    85,398   $    97,187
      Adjustments to reconcile income to net
      cash provided by operating activities:
      Equity in (income) of unconsolidated affiliates            (21,038)      (15,114)      (18,388)
      Amortization of deferred policy acquisition costs          254,933       269,093       235,395
      Policy acquisition costs deferred                         (319,750)     (278,367)     (242,003)
      Depreciation of office properties, equipment and
         software                                                 34,529        33,775        36,739
      Amortization of bond premium and discount                    2,504        15,356        10,603
      Net realized investment gains                              (11,200)       (6,207)      (28,474)
      Policyholder assessments on investment-
         type contracts                                           (7,052)       (2,683)       (2,500)
      Interest credited to policyholder account balances          64,236        59,940        59,601
      Gain on mortgage loan sales                                     --        (3,566)       (6,967)
      Origination of mortgage loans held for sale                     --    (1,128,250)   (1,250,659)
      Proceeds from sale of mortgage loans held for sale              --     1,165,983     1,249,863
   Changes in other assets and liabilities:
      Accrued investment income                                   (2,186)         (630)        1,822
      Reinsurance recoverables                                    13,844       (18,221)      (15,839)
      Premiums receivable                                         (6,850)       (5,797)        5,789
      Other assets and receivables                               (94,549)        4,115       (36,553)
      Deferred income tax                                          8,012       (11,515)        3,382
      Insurance reserves                                          54,683        93,085        98,063
      Unearned premiums                                           27,489        57,028        32,162
      Accrued income taxes                                        (7,298)      (18,957)        8,614
      Accounts payable and other liabilities                      28,972       106,642        26,827
                                                               ---------   -----------   -----------
Net cash provided by operating activities                        187,504       401,108       264,664
                                                               ---------   -----------   -----------

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows, continued
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                        2006          2005          2004
                                                    -----------   -----------   -----------
Cash flows from investing activities:
   Purchases of investments:
      Debt securities                               $(1,927,481)  $(2,843,266)  $(1,753,899)
      Equity securities                                (191,069)      (50,703)      (57,530)
      Mortgage loans                                   (177,607)         (724)       (2,039)
      Real estate                                        (2,472)       (1,717)         (991)
      Short-term investments                           (204,194)      (48,980)      (25,915)
      Other invested assets                             (82,594)      (90,661)         (553)
   Proceeds on sale or maturity of investments:
      Debt securities                                 2,093,076     2,442,362     1,484,987
      Equity securities                                 214,618        52,917        44,104
      Mortgage loans                                     22,105        14,768        23,444
      Real estate                                            76         1,506           161
      Short-term investments                            104,684        41,812        12,590
      Other invested assets                              25,509        88,056           814
   Purchases of office properties, equipment and
      computer software                                 (32,934)      (41,330)      (49,674)
   Investment in unconsolidated affiliates              (27,525)      (12,340)         (384)
   Change in policy loans and other, net                  2,891          (627)       (2,121)
                                                    -----------   -----------   -----------
Net cash used in investing activities                  (182,917)     (448,927)     (327,006)
                                                    -----------   -----------   -----------
Cash flows from financing activities:
   Deposits to policyholder account balances            680,387       392,431       671,398
   Withdrawals from policyholder account balances      (715,478)     (324,360)     (588,097)
   Dividends from unconsolidated affiliates              17,439            --            --
   Dividends to minority shareholders                        --            --          (603)
   Repurchase of minority interest shares                    --            --        (3,854)
   Stock issued to minority shareholders                     --            --           404
   Change in bank overdrafts                             34,067       (12,253)        1,081
   Changes in notes payable                                  --       (55,094)       (5,058)
                                                    -----------   -----------   -----------
Net cash provided by financing activities                16,415           724        75,271
                                                    -----------   -----------   -----------
Change in cash and cash equivalents                      21,002       (47,095)       12,929
Cash and cash equivalents at beginning of year          177,981       225,076       212,147
                                                    -----------   -----------   -----------
Cash and cash equivalents at end of year            $   198,983   $   177,981   $   225,076
                                                    ===========   ===========   ===========
Supplemental disclosure of cash information:
   Cash paid during the year for interest           $        62   $     1,576   $     3,953
   Cash paid during the year for income taxes,
      net of refunds                                     57,567        38,321        20,884
                                                    ===========   ===========   ===========

CUNA MUTUAL INSURANCE
SOCIETY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Balance Sheet - Unaudited
September 30, 2007
(000s omitted)

                                                          2007
                                                       ----------
                       ASSETS
Debt securities, available for sale at fair value      $3,921,287
Equity securities, available for sale at fair value       364,887
Equity in unconsolidated affiliates                       192,225
Mortgage loans                                            273,454
Real estate, at cost less accumulated depreciation
   of $28,614                                              22,853
Policy loans                                               16,993
Short-term investments                                    137,121
Other invested assets                                     167,822
Cash and cash equivalents                                 237,729
                                                       ----------
Total cash and investments                              5,334,371
Accrued investment income                                  49,865
Reinsurance recoverables                                  390,162
Deferred policy acquisition costs                         305,538
Premiums receivable                                       315,799
Office properties, equipment and computer software
   at cost less accumulated depreciation of $316,195      195,264
Deferred tax asset                                         77,333
Receivables from affiliates                                49,920
Other assets and receivables                              244,878
Separate account assets                                   167,067
                                                       ----------
Total assets                                           $7,130,197
                                                       ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Balance Sheet - Unaudited, continued
September 30, 2007
(000s omitted)

                                                 2007
                                              ----------
  LIABILITIES AND POLICYHOLDERS' SURPLUS
Insurance reserves - life and health          $1,796,162
Insurance reserves - property and casualty       587,478
Policyholder account balances                  1,738,112
Unearned premiums                                598,740
Dividends payable to policyholders                 4,458
Reinsurance payable                               74,615
Accrued postretirement benefit liability         168,190
Income taxes payable                              19,149
Payables to affiliates                            10,911
Accounts payable and other liabilities           493,019
Separate account liabilities                     167,067
                                              ----------
Total liabilities                              5,657,901
                                              ----------
Minority interest                                 26,658
                                              ----------
Accumulated other comprehensive income, net
   of tax (2007 - $26,495)                         1,337
Retained earnings                              1,444,301
                                              ----------
Total policyholders' surplus
                                               1,445,638
                                              ----------
Total liabilities, minority interest and
   policyholders' surplus                     $7,130,197
                                              ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Operations - Unaudited
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                                      2007         2006
                                                                   ----------   ----------
Revenues:
   Life and health premiums                                        $  751,691   $  760,176
   Property and casualty premiums                                     586,404      478,596
   Net investment income                                              196,236      178,041
   Net realized investment gains                                        9,085       10,943
   Contract charges                                                     2,184        1,545
   Other income                                                       211,846      228,924
                                                                   ----------   ----------
Total revenues                                                      1,757,446    1,658,225
                                                                   ----------   ----------
Benefits and expenses:
   Life and health insurance claims and benefits                      404,920      417,399
   Property and casualty insurance loss and loss adjustment
      expenses                                                        354,721      312,454
   Interest credited to policyholder account
      balances                                                         52,071       47,032
Policyholder dividends                                                  2,653        2,874
Operating and other expenses                                          741,942      731,164
                                                                   ----------   ----------
Total benefits and expenses                                         1,556,307    1,510,923
                                                                   ----------   ----------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest          201,139      147,302
Income tax expense                                                     62,044       49,281
                                                                   ----------   ----------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                    139,095       98,021
Equity in income of unconsolidated affiliates, net
   of tax (2007 - $(110); 2006 - $1,086)                               15,993       15,978
                                                                   ----------   ----------
Income from continuing operations before minority interest            155,088      113,999
Minority interest in (income)                                          (1,672)      (2,385)
                                                                   ----------   ----------
Net income                                                         $  153,416   $  111,614
                                                                   ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income - Unaudited
September 30, 2007 and 2006
(000s omitted)

                                                                  2007       2006
                                                               ---------   --------
Net income                                                     $ 153,416   $111,614
                                                               ---------   --------
Other comprehensive income, net of tax:
   Foreign currency translation gains arising during period       27,905      7,972
   Applicable income tax on above                                  1,781         99
                                                               ---------   --------
   Net foreign currency translation gains (losses)                29,686      8,071
                                                               ---------   --------
   Unrealized net gains (losses) on investment securities:
      Unrealized net holding gains (losses) arising
         during period                                          (149,316)     9,978
      Applicable income tax on above                              42,739     (7,071)
      Reclassification adjustment for losses included in net
         income                                                  (19,974)   (16,587)
      Applicable income tax on above                               8,724      9,466
                                                               ---------   --------
      Net unrealized gains (losses)                             (117,827)    (4,214)
                                                               ---------   --------
   Minimum pension liability                                          --         48
   Applicable income tax on above                                     --        (18)
                                                               ---------   --------
   Minimum pension liability, net of tax                              --         30
                                                               ---------   --------
Other comprehensive income (loss) subtotal                       (88,141)     3,887
                                                               ---------   --------
Comprehensive income                                           $  65,275   $115,501
                                                               =========   ========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Changes in Policyholders' Surplus - Unaudited Nine Months Ended September 31, 2007 and 2006
(000s omitted)

                                                               2007         2006
                                                            ----------   ----------
Retained earnings:
   Balance at beginning of year                             $1,290,885   $1,122,660
   Net income                                                  153,416      111,614
                                                            ----------   ----------
   Balance at end of year                                    1,444,301    1,234,274
                                                            ----------   ----------
Accumulated other comprehensive income:
   Foreign currency translation gains (losses):
      Balance at beginning of year                               5,229        5,289
      Change in unrealized gains (losses) from foreign
         currency translation, net of tax (2007 -$1,781;
         2006 - $ 99)                                           29,686        8,071
                                                            ----------   ----------
      Balance at end of year                                    34,915       13,360
                                                            ----------   ----------
   Unrealized investment gains:
      Balance at beginning of year                              88,398       83,901
      Unrealized gains (losses) on investment securities,
         net of tax (2007 - $51,463; 2006 - $2,395)           (117,826)      (4,214)
                                                            ----------   ----------
      Balance at end of year                                   (29,428)      79,687
                                                            ----------   ----------
   Minimum pension liability:
      Balance at beginning of year                              (4,150)     (21,079)
      Change in minimum pension liability, net of
         tax (2006 - $(17,643)                                      --           30
                                                            ----------   ----------
      Balance at end of year                                    (4,150)     (21,049)
                                                            ----------   ----------
Accumulated other comprehensive income                           1,337       71,998
                                                            ----------   ----------
Total policyholders' surplus                                $1,445,638   $1,306,272
                                                            ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows - Unaudited
Nine Months Ended September 31, 2007 and 2006
(000s omitted)

                                                           2007        2006
                                                        ---------   ---------
Cash flows from operating activities:
   Net income                                          $  153,416   $ 111,614
      Adjustments to reconcile net income to net
         cash provided by operating activities:
      Equity in (income) of unconsolidated affiliates     (15,993)    (15,978)
      Amortization of deferred policy acquisition
         costs                                            204,600     184,786
      Policy acquisition costs deferred                  (214,660)   (195,525)
      Depreciation of office properties, equipment
         and software                                      30,793      23,120
      Amortization of bond premium and discount            (3,458)      2,132
      Net realized investment gains                        (9,085)    (10,943)
      Policyholder assessments on investment-type
         contracts                                         (6,423)     (3,019)
      Interest credited to policyholder account
         balances                                          56,250      51,024
   Changes in other assets and liabilities:
      Accrued investment income                            (4,503)     (3,155)
      Reinsurance recoverables                            (97,142)    (22,228)
      Premiums receivable                                (167,598)    (13,130)
      Other assets and receivables                         18,138     (50,435)
      Deferred income tax                                  47,444      (1,594)
      Insurance reserves                                  120,222      32,790
      Unearned premiums                                    51,390      24,708
      Accrued income taxes                                 47,008      13,370
      Accounts payable and other liabilities               57,438      68,720
                                                        ---------   ---------
Net cash provided by operating activities                 267,837     196,257
                                                        ---------   ---------

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows - Unaudited, continued
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                        2007          2006
                                                    -----------   -----------
Cash flows from investing activities:
   Purchases of investments:
      Debt securities                               $(1,003,374)  $(1,694,818)
      Equity securities                                (172,039)     (153,472)
      Mortgage loans                                   (115,687)     (150,908)
      Real estate                                        (1,252)       (2,046)
      Short-term investments                           (128,224)     (167,041)
      Other invested assets                            (107,736)      (42,070)
   Proceeds on sale or maturity of investments:
      Debt securities                                   975,698     1,752,639
      Equity securities                                 221,176       191,680
      Mortgage loans                                     37,955        27,038
      Real estate                                         4,250            76
      Short-term investments                            204,126       150,949
      Other invested assets                              24,059        19,621
   Purchases of office properties, equipment and
      computer software                                 (56,421)      (19,626)
   Investment in unconsolidated affiliates                  (58)           30
   Change in policy loans and other, net                (13,038)       (1,036)
                                                    -----------   -----------
Net cash used in investing activities                  (130,565)      (88,984)
                                                    -----------   -----------
Cash flows from financing activities:
   Deposits to policyholder account balances            602,808       472,828
   Withdrawals from policyholder account balances      (720,255)     (538,677)
   Dividends from unconsolidated affiliates              19,334        17,439
   Change in bank overdrafts                             (1,342)           34
   Changes in notes payable                                 929         6,978
                                                    -----------   -----------
Net cash provided by financing activities               (98,526)      (41,398)
                                                    -----------   -----------
Change in cash and cash equivalents                      38,746        65,875
Cash and cash equivalents at beginning of year          198,983       177,981
                                                    -----------   -----------
Cash and cash equivalents at end of year            $   237,729   $   243,856
                                                    ===========   ===========

CUNA MUTUAL LIFE INSURANCE
COMPANY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE
THREE YEARS ENDED DECEMBER 31, 2006

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2006 and 2005
(000s omitted)

                                                            2006         2005
                                                         ----------   ----------
                        ASSETS
Debt securities, available for sale at fair value        $2,560,669   $2,806,985
Equity securities, available for sale at fair value         195,033      160,002
Equity in unconsolidated affiliates                          29,020       24,637
Mortgage loans                                              241,688      185,248
Real estate, at cost less accumulated depreciation
   (2006 - $36,244; 2005 - $33,452)                          35,004       36,027
Policy loans                                                 90,038       92,563
Short-term investments                                      134,365      153,794
Other invested assets                                        28,816       29,343
Cash and cash equivalents                                    33,567       17,440
                                                         ----------   ----------
Total cash and investments                                3,348,200    3,506,039

Accrued investment income                                    30,654       35,084
Reinsurance recoverables                                    750,217      762,122
Deferred policy acquisition costs                           316,314      269,927
Office properties, equipment and computer software at
   cost less accumulated depreciation (2006 - $41,848;
   2005 - $42,798)                                           20,873       10,509
Income taxes receivable                                       1,866           --
Receivables from affiliates                                   2,969        9,093
Other assets and receivables                                 40,117       40,194
Separate account assets                                   4,772,487    4,273,164
                                                         ----------   ----------
Total assets                                             $9,283,697   $8,906,132
                                                         ==========   ==========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets, continued
December 31, 2006 and 2005
(000s omitted)

                                                 2006         2005
                                              ----------   ----------
   LIABILITIES AND POLICYHOLDERS' SURPLUS
Insurance reserves - life and health          $1,031,141   $  919,686
Policyholder account balances                  2,688,732    2,896,610
Unearned premiums                                 42,555       31,671
Dividends payable to policyholders                12,929       12,755
Income taxes payable                                  --       11,746
Deferred income tax liability                     23,329       16,110
Accrued postretirement benefit liability          29,787       29,535
Accrued pension liability                          6,375       11,336
Notes payable                                        810          866
Payables to affiliates                            50,574       32,562
Accounts payable and other liabilities           142,344      202,805
Separate account liabilities                   4,772,487    4,273,164
                                              ----------   ----------
Total liabilities                              8,801,063    8,438,846
                                              ----------   ----------
Accumulated other comprehensive income, net
   of tax (2006 - $2,746; 2005- $3,250)           23,646       24,580
Retained earnings                                458,988      442,706
                                              ----------   ----------
Total policyholders' surplus                     482,634      467,286
                                              ----------   ----------
Total liabilities, minority interest and
   policyholders' surplus                     $9,283,697   $8,906,132
                                              ==========   ==========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Operations
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                  2006       2005       2004
                                                               ---------   --------   --------
Revenues:
   Life and health premiums                                    $ 233,806   $231,541   $183,618
   Property and casualty premium s                                    --         --         --
   Net investment income                                         174,792    163,619    157,434
   Net realized investment gains                                  11,495     13,237     18,266
   Contract charges                                               67,691     77,478     76,099
   Other income                                                   13,531     12,394     11,588
                                                               ---------   --------   --------
Total revenues                                                   501,315    498,269    447,005
                                                               ---------   --------   --------
Benefits and expenses:
   Life and health insurance claims and benefits                 202,902    199,773    152,181
   Property and casualty insurance loss and
      loss adjustment expenses                                        --         --         --
   Interest credited to policyholder account
   balances                                                       84,901     89,539     93,044
   Policyholder dividends                                         25,466     24,999     25,369
   Operating and other expenses                                  178,777    142,388    125,262
                                                               ---------   --------   --------
Total benefits and expenses                                      492,046    456,699    395,856
                                                               ---------   --------   --------
Income from continuing operations before income
   taxes, equity in income of unconsolidated affiliates
   and minority interest                                           9,269     41,570     51,149
Income tax (benefit) expense                                      (5,069)     6,281     13,973
                                                               ---------   --------   --------
Income from continuing operations before equity in
   income of unconsolidated affiliates and minority interest      14,338     35,289     37,176
Equity in income of unconsolidated affiliates, net
   of tax (2006 - $1,047; 2005 - $1,692; 2004 - $1,722)            1,944      3,142      3,198
                                                               ---------   --------   --------
Net income                                                     $  16,282   $ 38,431   $ 40,374
                                                               =========   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                 2006       2005        2004
                                                               --------   --------   --------
Net income                                                     $ 16,282   $ 38,431   $ 40,374
                                                               --------   --------   --------
Other comprehensive income, net of tax:
   Unrealized net gains (losses) on investment securities:
      Unrealized net holding gains (losses) arising
         during period                                          (34,742)   (41,165)    15,726
      Applicable income tax on above                             14,820     14,408     (5,504)
      Reclassification adjustment for losses included in net
         income                                                  30,602     (9,320)   (15,836)
      Applicable income tax on above                            (13,054)     3,262      5,543
                                                               --------   --------   --------
      Net unrealized gains (losses)                              (2,374)   (32,815)       (71)
                                                               --------   --------   --------
   Minimum pension liability                                      2,215     (2,465)        --
   Applicable income tax on above                                  (775)       863         --
                                                               --------   --------   --------
   Minimum pension liability, net of tax                          1,440     (1,602)        --
                                                               --------   --------   --------
Other comprehensive income (loss) subtotal                         (934)   (34,417)       (71)
                                                               --------   --------   --------
Comprehensive income                                           $ 15,348   $  4,014   $ 40,303
                                                               ========   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Policyholders' Surplus
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                                         2006       2005       2004
                                                                       --------   --------   --------
Retained earnings:
   Balance at beginning of year                                        $442,706   $404,275   $363,901
   Net income                                                            16,282     38,431     40,374
                                                                       --------   --------   --------
   Balance at end of period                                             458,988    442,706    404,275
                                                                       --------   --------   --------
Accumulated other comprehensive income:
   Unrealized investment gains:
      Balance at beginning of year                                       26,182     58,997     59,068
      Unrealized gains (losses) on investment securities, net of tax
         (2006 - $1,279; 2005 - $17,670; 2004 - $39)                     (2,374)   (32,815)       (71)
                                                                       --------   --------   --------
      Balance at end of period                                           23,808     26,182     58,997
                                                                       --------   --------   --------
   Minimum pension liability:
      Balance at beginning of year                                       (1,602)        --         --
      Change in minimum pension liability, net of tax
         (2006 - $(775); 2005 - $863)                                     1,440     (1,602)        --
                                                                       --------   --------   --------
      Balance at end of period                                             (162)    (1,602)        --
                                                                       --------   --------   --------
Accumulated other comprehensive income                                   23,646     24,580     58,997
                                                                       --------   --------   --------
Total policyholders' surplus                                           $482,634   $467,286   $463,272
                                                                       ========   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                          2006       2005       2004
                                                        --------   --------   --------
Cash flows from operating activities:
   Net income                                           $ 16,282   $ 38,431   $ 40,374
      Adjustments to reconcile net income to net
      cash provided by operating activities:
      Equity in (income) of unconsolidated affiliates     (1,944)    (3,142)    (3,198)
      Other investment (income) loss                       2,076      3,148     (2,712)
      Amortization of deferred policy acquisition
         costs                                            38,050     44,456     33,396
      Policy acquisition costs deferred                  (86,980)   (50,348)   (53,717)
      Depreciation of office properties, equipment
         and software                                      2,536      2,784      5,880
      Amortization of bond premium and discount            7,095      8,380     10,720
      Net realized investment gains                      (11,495)   (13,237)   (18,266)
      Policyholder assessments on investment-type
         contracts                                       (37,348)   (22,520)   (22,435)
      Interest credited to policyholder account
         balances                                         84,901     89,539     93,044
   Changes in other assets and liabilities:
      Accrued investment income                            4,430       (823)     2,498
      Other assets and receivables                        (4,665)    (8,885)    (7,077)
      Deferred income tax                                  6,935     (3,434)     7,430
      Insurance reserves                                 111,455     97,256     57,602
      Unearned premiums                                   10,480     (1,190)    (1,258)
      Accrued income taxes                               (13,612)       684      8,927
      Accounts payable and other liabilities              16,015     17,429       (983)
                                                        --------   --------   --------
Net cash provided by operating activities                144,211    198,528    150,225
                                                        --------   --------   --------

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows, continued
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                        2006          2005          2004
                                                    -----------   -----------   -----------
Cash flows from investing activities:
   Purchases of investments:
      Debt securities                               $(1,211,244)  $(1,635,439)  $(1,331,845)
      Equity securities                                (100,131)      (27,121)      (74,966)
      Mortgage loans                                    (82,838)       (8,603)       (3,499)
      Real estate                                        (1,749)          777        (1,410)
      Short-term investments                            (85,396)      (15,291)      (67,827)
      Other invested assets                             (89,910)      (74,472)      (48,125)
   Proceeds on sale or maturity of investments:
      Debt securities                                 1,442,602     1,596,298     1,139,746
      Equity securities                                  87,189        74,731        18,670
      Mortgage loans                                     26,398        34,556        34,250
      Real estate                                            --            --           367
      Short-term investments                             49,998        14,562        70,288
      Other invested assets                              78,501       113,193        35,875
   Purchases of office properties, equipment and
      computer software                                 (12,900)       (1,947)         (416)
   Investment in unconsolidated affiliates                   --            --            --
   Change in policy loans and other, net                  2,525         2,011         2,695
                                                    -----------   -----------   -----------
Net cash used in investing activities                   103,045        73,255      (226,197)
                                                    -----------   -----------   -----------
Cash flows from financing activities:
   Deposits to policyholder account balances            319,210       203,445       418,562
   Withdrawals from policyholder account balances      (550,283)     (467,058)     (391,270)
   Dividends from unconsolidated affiliates                  --            --            --
   Change in bank overdrafts                                 --            --            --
   Changes in notes payable                                 (56)       (5,055)      (10,056)
                                                    -----------   -----------   -----------
Net cash provided by financing activities              (231,129)     (268,668)       17,236
                                                    -----------   -----------   -----------
Change in cash and cash equivalents                      16,127         3,115       (58,736)
Cash and cash equivalents at beginning of year           17,440        14,325        73,061
                                                    -----------   -----------   -----------
Cash and cash equivalents at end of year            $    33,567   $    17,440   $    14,325
                                                    ===========   ===========   ===========
Supplemental disclosure of cash information:
  Cash paid during the year for income taxes,
    net of refunds                                  $     1,608   $     9,031   $    (2,383)
                                                    ===========   ===========   ===========

CUNA MUTUAL LIFE INSURANCE
COMPANY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Balance Sheet - Unaudited
September 30, 2007
(000s omitted)

                                                            2007
                                                        -----------
                        ASSETS
Debt securities, available for sale at fair value       $ 2,383,254
Equity securities, available for sale at fair value         162,657
Equity in unconsolidated affiliates                          31,380
Mortgage loans                                              348,393
Real estate, at cost less accumulated depreciation
   of $33,998                                                30,057
Policy loans                                                 88,691
Short-term investments                                       99,345
Other invested assets                                       100,624
Cash and cash equivalents                                    18,926
                                                        -----------
Total cash and investments                                3,263,327
Accrued investment income                                    31,094
Reinsurance recoverables                                    702,583
Deferred policy acquisition costs                           333,509
Premiums receivable                                           2,141
Office properties, equipment and computer software at
   cost less accumulated depreciation of $43,838             19,542
Deferred tax asset                                            4,474
Receivables from affiliates                                    (194)
Other assets and receivables                                 22,148
Separate account assets                                   5,009,037
                                                        -----------
Total assets                                            $ 9,387,661
                                                        ===========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Balance Sheet - Unaudited, continued
September 30, 2007
(000s omitted)

                                                  2007
                                              -----------
   LIABILITIES AND POLICYHOLDERS' SURPLUS
Insurance reserves - life and health          $ 1,091,926
Policyholder account balances                   2,530,792
Unearned premiums                                  42,400
Dividends payable to policyholders                 13,098
Reinsurance payable                                 8,277
Accrued postretirement benefit liability           29,732
Income tax payable                                  3,107
Payables to affiliates                             46,629
Accounts payable and other liabilities            154,527
Separate account liabilities                    5,009,016
                                              -----------
Total liabilities                               8,929,504
                                              -----------
Accumulated other comprehensive income, net
   of tax $18,933                                 (16,616)
Retained earnings                                 474,773
                                              -----------
Total policyholders' surplus                      458,157
                                              -----------
Total liabilities, minority interest and
   policyholders' surplus                     $ 9,387,661
                                              ===========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Operations - Unaudited
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                                     2007       2006
                                                                   --------   --------
Revenues:
   Life and health premiums                                        $183,777   $162,656
   Net investment income                                            137,349    126,267
   Net realized investment gains                                     (4,318)    13,951
   Contract charges                                                  59,497     48,146
   Other income                                                       5,411      9,755
                                                                   --------   --------
Total revenues                                                      381,716    360,775
                                                                   --------   --------
Benefits and expenses:
   Life and health insurance claims and benefits                    153,254    139,883
   Interest credited to policyholder account
      balances                                                       63,309     63,701
   Policyholder dividends                                            19,658     19,321
   Operating and other expenses                                     130,576    111,812
                                                                   --------   --------
Total benefits and expenses                                         366,797    334,717
                                                                   --------   --------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest         14,919     26,058
Income tax expense                                                      935      1,105
                                                                   --------   --------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                   13,984     24,953
Equity in income of unconsolidated affiliates, net
   of tax (2007 - $976; 2006 - $616)                                  1,801      1,145
                                                                   --------   --------
Net income                                                         $ 15,785   $ 26,098
                                                                   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income - Unaudited
September 30, 2007 and 2006
(000s omitted)

                                                               2007       2006
                                                             --------   --------
Net income                                                   $ 15,785   $ 26,098
                                                             --------   --------
   Unrealized net gains (losses) on investment securities:
      Unrealized net holding gains (losses) arising during
         period                                               (53,686)   (45,495)
      Applicable income tax on above                           18,790     15,923
      Reclassification adjustment for gains (losses)
         included in net income                                (8,255)    31,716
      Applicable income tax on above                            2,889    (11,100)
                                                             --------   --------
      Net unrealized gains (losses)                           (40,262)    (8,956)
                                                             --------   --------
Other comprehensive income (loss) subtotal                    (40,262)    (8,956)
                                                             --------   --------
Comprehensive income                                         $(24,477)  $ 17,142
                                                             ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Policyholders' Surplus - Unaudited Nine Months Ended September 30, 2007, and 2006
(000s omitted)

                                                               2007       2006
                                                             --------   --------
Retained earnings:
   Balance at beginning of year                              $458,988   $442,706
   Net income                                                  15,785     26,098
                                                             --------   --------
   Balance at end of period                                   474,773    468,804
                                                             --------   --------
Accumulated other comprehensive income:
   Unrealized investment gains:
      Balance at beginning of year                             23,808     26,182
      Unrealized gains (losses) on investment securities,
         net of tax (2007 - $21,679; 2006 - $4,823)           (40,262)    (8,956)
                                                             --------   --------
      Balance at end of period                                (16,454)    17,226
                                                             --------   --------
   Minimum pension liability:
      Balance at beginning of year                               (162)    (1,602)
      Change in minimum pension liability, net of tax              --         --
                                                             --------   --------
      Balance at end of period                                   (162)    (1,602)
                                                             --------   --------
Accumulated other comprehensive income                        (16,616)    15,624
                                                             --------   --------
Total policyholders' surplus                                 $458,157   $484,428
                                                             ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows - Unaudited
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                             2007       2006
                                                           --------   --------
Cash flows from operating activities:
   Net income                                              $ 15,785   $ 26,098
      Adjustments to reconcile net income to net cash
         provided by operating activities:
      Equity in (income) of unconsolidated affiliates        (1,801)    (1,145)
      Amortization of deferred policy acquisition costs      37,484     21,188
      Policy acquisition costs deferred                     (43,882)   (41,672)
      Depreciation of office properties, equipment and
         software                                             4,244      3,788
      Amortization of bond premium and discount                 166      6,353
      Net realized investment gains                           4,318    (13,951)
      Policyholder assessments on investment-type
         contracts                                          (12,051)   (13,640)
      Interest credited to policyholder account balances     83,865     85,055
   Changes in other assets and liabilities:
      Accrued investment income                                (439)     3,695
      Reinsurance recoverables                               47,634      9,519
      Premiums receivable                                        42        (76)
      Other assets and receivables                               (5)     7,590
      Deferred income tax                                    (7,245)       531
      Insurance reserves                                     60,785     54,681
      Unearned premiums                                        (959)    10,418
      Accrued income taxes                                    4,974     (1,998)
      Accounts payable and other liabilities                 12,586    (19,888)
                                                           --------   --------
Net cash provided by operating activities                   205,501    136,546
                                                           --------   --------

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows - Unaudited, continued
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                                2007         2006
                                                             ---------   -----------
Cash flows from investing activities:
   Purchases of investments:
      Debt securities                                        $(391,401)  $(1,003,239)
      Equity securities                                        (47,950)     (124,094)
      Mortgage loans                                          (123,925)      (70,171)
      Real estate                                               (1,208)       (1,371)
      Short-term investments                                  (101,407)     (150,119)
      Other invested assets                                    (86,989)      (60,653)
   Proceeds on sale or maturity of investments:
      Debt securities                                          491,190     1,145,137
      Equity securities                                         86,363       113,056
      Mortgage loans                                            17,609        41,322
      Real estate                                                8,100            --
      Short-term investments                                   136,432       178,962
      Other invested assets                                     22,626        61,513
   Purchases of office properties, equipment and computer
      software                                                  (1,129)      (15,094)
   Change in policy loans and other, net                         1,342         2,160
                                                             ---------   -----------
Net cash used in investing activities                            9,653       117,409
                                                             ---------   -----------
Cash flows from financing activities:
   Deposits to policyholder account balances                   233,179       271,855
   Withdrawals from policyholder account balances             (462,933)     (511,132)
   Changes in notes payable                                        (41)        8,459
                                                             ---------   -----------
Net cash provided by financing activities                     (229,795)     (230,818)
                                                             ---------   -----------
Change in cash and cash equivalents                            (14,641)       23,137
Cash and cash equivalents at beginning of year                  33,567        17,440
                                                             ---------   -----------
Cash and cash equivalents at end of year                     $  18,926   $    40,577
                                                             =========   ===========

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
          STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2006

---------------------------------------------------------------------------------------------------------------------------------
                                       CONSERVATIVE         MODERATE          AGGRESSIVE           MONEY
                                        ALLOCATION         ALLOCATION         ALLOCATION           MARKET              BOND
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
 Conservative Allocation Fund
 118,270 shares at net asset value
 of $10.60 per share (cost
 $1,260,820).......................  $      1,253,513   $             --   $             --   $             --   $             --
INVESTMENTS IN ULTRA SERIES FUND:
 Moderate Allocation Fund 742,260
 shares at net asset value of
 $10.86 per share (cost
 $8,089,185).......................                --          8,058,653                 --                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Aggressive Allocation Fund 68,456
 shares at net asset value of
 $11.10 per share (cost
 $761,026).........................                --                 --            760,179                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Money Market Fund 89,052,011
 shares at net asset value of $1.00
 per share (cost $89,052,011)......                --                 --                 --         89,052,011                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Bond Fund 28,713,367 shares at net
 asset value of $10.11 per share
 (cost $299,318,612)...............                --                 --                 --                 --        290,224,696
                                     ----------------   ----------------   ----------------   ----------------   ----------------
     Total assets..................  $      1,253,513   $      8,058,653   $        760,179   $     89,052,011   $    290,224,696
                                     ----------------   ----------------   ----------------   ----------------   ----------------
LIABILITIES:
 Accrued adverse mortality and
 expense charges...................               927              5,285                514             74,227            269,286
 Other accrued expenses............               121                689                 67              4,562             15,387
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total liabilities...............             1,048              5,974                581             78,789            284,673
                                     ----------------   ----------------   ----------------   ----------------   ----------------
                                     $      1,252,465   $      8,052,679   $        759,598   $     88,973,222   $    289,940,023
                                     ================   ================   ================   ================   ================
NET ASSETS:
 Contracts in accumulation period
 (note 5)..........................  $      1,252,465   $      8,052,679   $        759,598   $     88,968,372   $    289,833,907
 Contracts in annuitization period
 (note 2 and note 5)...............                --                 --                 --              4,850            106,116
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total Net Assets................  $      1,252,465   $      8,052,679   $        759,598   $     88,973,222   $    289,940,023
                                     ================   ================   ================   ================   ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
    STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2006 (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                        STRATEGIC                            OPPENHEIMER                            LARGE CAP
                                          INCOME          HIGH INCOME        HIGH INCOME          BALANCED            VALUE
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN MFS VARIABLE
 INSURANCE TRUST:
 Strategic Income Series, 223,833
 shares at net asset value of
 $10.67 per share (cost
 $2,288,811).......................  $      2,388,303   $             --   $             --   $             --   $             --
INVESTMENTS IN ULTRA SERIES FUND:
 High Income Fund 9,910,495 shares
 at net asset value of $10.18 per
 share (cost $100,594,930).........                --        100,893,364                 --                 --
INVESTMENTS IN OPPENHEIMER VARIABLE
 ACCOUNTS TRUST:
 High Income Fund/VA 1,873,259
 shares at net asset value of $8.55
 per share (cost $17,958,253)......                --                 --         16,016,365                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Balanced Fund 24,425,449 shares at
 net asset value of $18.46 per
 share (cost $443,151,138).........                --                 --                 --        450,956,605
INVESTMENTS IN ULTRA SERIES FUND:
 Large Cap Value Fund 15,318,790
 shares at net asset value of
 $35.14 per share (cost
 $437,413,990).....................                --                 --                 --                 --        538,249,851
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total assets....................         2,388,303        100,893,364         16,016,365        450,956,605        538,249,851
                                     ----------------   ----------------   ----------------   ----------------   ----------------
LIABILITIES:
 Accrued adverse mortality and
 expense charges...................             2,406             92,433             16,077            428,271            514,139
 Other accrued expenses............               289              4,296              1,929             27,421             37,098
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total liabilities...............             2,695             96,729             18,006            455,692            551,237
                                     ----------------   ----------------   ----------------   ----------------   ----------------
                                     $      2,385,608   $    100,796,635   $     15,998,359   $    450,500,913   $    537,698,614
                                     ================   ================   ================   ================   ================
NET ASSETS:
 Contracts in accumulation period
 (note 5)..........................  $      2,384,043   $    100,749,770   $     15,978,925   $    449,807,581   $    537,286,024
 Contracts in annuitization period
 (note 2 and
 note 5)...........................             1,565             46,865             19,434            693,332            412,590
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total Net Assets:...............  $      2,385,608   $    100,796,635   $     15,998,359   $    450,500,913   $    537,698,614
                                     ================   ================   ================   ================   ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
    STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2006 (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                        LARGE CAP           MID CAP            MID CAP             GLOBAL         INTERNATIONAL
                                          GROWTH             VALUE              GROWTH           SECURITIES           STOCK
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
 Large Cap Growth Fund, 11,665,708
 shares at net asset value of
 $21.47 per share (cost
 $223,599,703).....................  $    250,465,595   $             --   $             --   $             --   $             --
INVESTMENTS IN ULTRA SERIES FUND:
 Mid Cap Value Fund, 11,385,392
 shares at net asset value of
 $17.54 per share (cost
 $173,231,406).....................                --        199,749,082                 --                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Mid Cap Growth Fund, 22,056,489
 shares at net asset value of $5.89
 per share (cost $132,870,125).....                --                 --        129,894,808                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Global Securities Fund, 2,387,493
 shares at net asset value of
 $14.36 per share (cost
 $27,577,849)......................                --                 --                 --         34,291,538                 --
INVESTMENTS IN ULTRA SERIES FUND:
 International Stock Portfolio,
 7,010,183 shares at net asset
 value of $13.78 per share (cost
 $81,178,150)......................                --                 --                 --                 --         96,610,371
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total assets....................       250,465,595        199,749,082        129,894,808         34,291,538         96,610,371
                                     ----------------   ----------------   ----------------   ----------------   ----------------
LIABILITIES:
 Accrued adverse mortality and
 expense charges...................           238,862            191,330            123,620             31,380             88,298
 Other accrued expenses............            16,298             10,183              7,938              1,410              4,615
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total liabilities...............           255,160            201,513            131,558             32,790             92,913
                                     ----------------   ----------------   ----------------   ----------------   ----------------
                                     $    250,210,435   $    199,547,569   $    129,763,250   $     34,258,748   $     96,517,458
                                     ================   ================   ================   ================   ================
NET ASSETS:
 Contracts in accumulation period
 (note 5)..........................  $    250,105,826   $    199,475,733   $    129,707,327   $     34,229,793   $     96,473,024
 Contracts in annuitization period
 (note 2 and
 note 5)...........................           104,609             71,836             55,923             28,955             44,434
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total Net Assets:...............  $    250,210,435   $    199,547,569   $    129,763,250   $     34,258,748   $     96,517,458
                                     ================   ================   ================   ================   ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
    STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2006 (CONTINUED)

-------------------------------------------------------------------------------------------------
                                                               T. ROWE PRICE
                                                               INTERNATIONAL        DEVELOPING
                                                                   STOCK             MARKETS
                                                                 SUBACCOUNT         SUBACCOUNT
-------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN T. ROWE PRICE INTERNATIONAL SERIES, INC.:
 International Stock Portfolio, 1,437,721 shares at net
 asset value of $17.97 per share (cost $19,268,736).........  $    25,835,839    $             --
INVESTMENTS IN FRANKLIN TEMPLETON VARIABLE PRODUCTS SERIES
 FUND:
 Developing Franklin Markets Securities Fund, 311,637 shares
 at net asset value of $13.79 per share (cost $2,045,730)...               --           4,297,474
                                                              ----------------   ----------------
   Total assets.............................................       25,835,839           4,297,474
                                                              ----------------   ----------------
LIABILITIES:
 Accrued adverse mortality and expense charges..............           25,487               4,165
 Other accrued expenses.....................................            3,058                 500
                                                              ----------------   ----------------
   Total liabilities........................................           28,545               4,665
                                                              ----------------   ----------------
                                                              $    25,807,294    $      4,292,809
                                                              ================   ================
NET ASSETS:
 Contracts in accumulation period (note 5)..................  $    25,784,105    $      4,292,809
 Contracts in annuitization period (note 2 and note 5)......           23,189                  --
                                                              ----------------   ----------------
   Total Net Assets:........................................  $    25,807,294    $      4,292,809
                                                              ================   ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
          STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006

---------------------------------------------------------------------------------------------------------------------------------
                                       CONSERVATIVE         MODERATE          AGGRESSIVE           MONEY
                                        ALLOCATION         ALLOCATION         ALLOCATION           MARKET              BOND
                                      SUBACCOUNT(1)      SUBACCOUNT(1)      SUBACCOUNT(1)        SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
 Dividend income...................  $        15,801    $         91,827   $         9,806    $      3,202,759   $     12,774,209
 Adverse mortality and expense
   charges (note 3)................           (1,280)             (6,907)             (678)           (849,858)        (3,218,996)
 Administrative charges............             (167)               (901)              (88)            (54,526)          (178,237)
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net investment income (loss)......           14,354              84,019             9,040           2,298,375          9,376,976
                                     ----------------   ----------------   ----------------   ----------------   ----------------
REALIZED GAIN (LOSS) ON
 INVESTMENTS:
 Realized gain(loss) on sale of
   fund shares.....................              577                   3                10                  --           (927,793)
 Realized gain distributions.......               --               1,216                --                  --                 --
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net realized gain (loss) on
   investments.....................              577               1,219                10                  --           (927,793)
NET CHANGE IN UNREALIZED
 APPRECIATION OR (DEPRECIATION) ON
 INVESTMENTS:......................           (7,307)            (30,532)             (847)                 --           (803,751)
                                     ----------------   ----------------   ----------------   ----------------   ----------------
NET INCREASE (DECREASE) IN NET
 ASSETS RESULTING FROM
 OPERATIONS........................  $         7,624    $         54,706   $         8,203    $      2,298,375   $      7,645,432
                                     ================   ================   ================   ================   ================

---------------------------------------------------------------------------------------------------------------------------------
                                        STRATEGIC                            OPPENHEIMER                            LARGE CAP
                                          INCOME          HIGH INCOME        HIGH INCOME          BALANCED            VALUE
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
 Dividend income...................  $        160,396   $      6,816,818   $      1,540,096   $     11,548,723   $      9,522,753
 Adverse mortality and expense
   charges (note 3)................           (35,434)        (1,075,084)          (234,920)        (5,534,906)        (6,138,187)
 Administrative charges............            (4,252)           (46,824)           (28,190)          (363,365)          (452,201)
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net investment income (loss)......           120,710          5,694,910          1,276,986          5,650,452          2,932,365
                                     ----------------   ----------------   ----------------   ----------------   ----------------
REALIZED GAIN (LOSS) ON
 INVESTMENTS:
 Realized gains on sale of fund
   shares..........................            17,639            331,648         (1,208,077)        11,418,916         21,233,480
 Realized gain distributions.......            21,448             91,505                 --         49,449,579         32,864,881
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net realized gain (loss) on
   investments.....................            39,087            423,153         (1,208,077)        60,868,495         54,098,361
NET CHANGE IN UNREALIZED
 APPRECIATION OR DEPRECIATION ON
 INVESTMENTS:......................           (23,151)         1,083,025          1,320,103        (29,005,297)        32,990,080
                                     ----------------   ----------------   ----------------   ----------------   ----------------
NET INCREASE (DECREASE) IN NET
 ASSETS RESULTING FROM
 OPERATIONS........................  $        136,646   $      7,201,088   $      1,389,012   $     37,513,650   $     90,020,806
                                     ================   ================   ================   ================   ================

(1) Commenced operations on October 30, 2006.

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
    STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006 (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                        LARGE CAP           MID CAP            MID CAP             GLOBAL         INTERNATIONAL
                                          GROWTH             VALUE              GROWTH           SECURITIES           STOCK
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
 Dividend income...................  $        905,858   $      1,936,534   $             --   $        368,710   $      1,256,442
 Adverse mortality and expense
   charges (note 3)................        (2,965,282)        (2,275,358)        (1,480,396)          (333,451)          (901,915)
 Administrative charges............          (204,512)          (118,753)           (95,280)           (13,603)           (45,470)
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net investment income (loss)......        (2,263,936)          (457,577)        (1,575,676)            21,656            309,057
                                     ----------------   ----------------   ----------------   ----------------   ----------------
REALIZED GAIN (LOSS) ON
 INVESTMENTS:
 Realized gains on sale of fund
   shares..........................         2,733,722          9,302,557          3,879,226          1,017,147          1,653,582
 Realized gain distributions.......                --         24,796,822         28,471,534          1,242,117          8,671,819
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net realized gain (loss) on
   investments.....................         2,733,722         34,099,379         32,350,760          2,259,264         10,325,401
NET CHANGE IN UNREALIZED
 APPRECIATION OR DEPRECIATION ON
 INVESTMENTS:......................        15,066,364         (5,868,290)       (18,813,057)         2,050,409          5,152,145
                                     ----------------   ----------------   ----------------   ----------------   ----------------
NET INCREASE (DECREASE) IN NET
 ASSETS RESULTING FROM
 OPERATIONS........................  $     15,536,150   $     27,773,512   $     11,962,027   $      4,331,329   $     15,786,603
                                     ================   ================   ================   ================   ================

-------------------------------------------------------------------------------------------------
                                                               T. ROWE PRICE
                                                               INTERNATIONAL        DEVELOPING
                                                                   STOCK             MARKETS
                                                                 SUBACCOUNT         SUBACCOUNT
-------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
 Dividend income............................................  $        284,662   $         50,397
 Adverse mortality and expense charges (note 3).............          (339,663)           (55,269)
 Administrative charges.....................................           (40,760)            (6,632)
                                                              ----------------   ----------------
 Net investment income (loss)...............................           (95,761)           (11,504)
                                                              ----------------   ----------------
REALIZED GAIN (LOSS) ON INVESTMENTS:
 Realized gains on sale of fund shares......................         1,452,049            590,876
 Realized gain distributions................................            85,399                 --
                                                              ----------------   ----------------
 Net realized gain (loss) on investments....................         1,537,448            590,876
NET CHANGE IN UNREALIZED APPRECIATION OR DEPRECIATION ON
 INVESTMENTS:...............................................         2,831,006            420,768
                                                              ----------------   ----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................  $      4,272,693   $      1,000,140
                                                              ================   ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                       STATEMENT OF CHANGES IN NET ASSETS

------------------------------------------------------------------------------------------------------------------------
                                                     CONSERVATIVE ALLOCATION SUBACCOUNT   MODERATE ALLOCATION SUBACCOUNT
                                                                 YEAR ENDED                         YEAR ENDED
                                                            DECEMBER 31, 2006(1)               DECEMBER 31, 2006(1)
------------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)......................           $         14,354                   $         84,019
 Net realized gain (loss) on investments...........                        577                              1,219
 Net change in unrealized appreciation or
   (depreciation) on investments...................                     (7,307)                           (30,532)
                                                              ----------------                   ----------------
   Net increase (decrease) in net assets from
     operations....................................                      7,624                             54,706
                                                              ----------------                   ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract owners............                    837,953                          6,762,635
 Transfers between subaccounts (including fixed
   accounts), net..................................                    408,546                          1,270,398
 Transfers for contract benefits and
   terminations....................................                     (1,250)                           (33,688)
 Contract charges and fees.........................                       (408)                            (1,372)
 Adjustments to annuity reserves...................                         --                                 --
                                                              ----------------                   ----------------
   Net increase (decrease) in net assets from
     contract transactions.........................                  1,244,841                          7,997,973
                                                              ----------------                   ----------------
 Total increase (decrease) in net assets...........                  1,252,465                          8,052,679
NET ASSETS:
 Beginning of period...............................                         --                                 --
                                                              ----------------                   ----------------
 Ending of period..................................           $      1,252,465                   $      8,052,679
                                                              ================                   ================

-----------------------------------------------------------------------------------------------------------------------
                                               AGGRESSIVE ALLOCATION SUBACCOUNT          MONEY MARKET SUBACCOUNT
                                                          YEAR ENDED                 YEAR ENDED          YEAR ENDED
                                                     DECEMBER 31, 2006(1)         DECEMBER 31, 2006   DECEMBER 31, 2005
-----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)................          $          9,040           $      2,298,375    $      1,015,420
 Net realized gain (loss) on investments.....                        10                         --                  --
 Net change in unrealized appreciation or
   (depreciation) on investments.............                      (847)                        --                  --
                                                       ----------------           ----------------    ----------------
   Net increase (decrease) in net assets from
     operations..............................                     8,203                  2,298,375           1,015,420
                                                       ----------------           ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract owners......                   419,618                 13,153,890          33,779,662
 Transfers between subaccounts (including
   fixed accounts), net......................                   332,377                 41,624,245          (1,168,253)
 Transfers for contract benefits and
   terminations..............................                      (600)               (39,040,113)        (25,052,734)
 Contract charges and fees...................                        --                   (428,398)           (130,719)
 Adjustments to annuity reserves.............                        --                         68              (2,019)
                                                       ----------------           ----------------    ----------------
   Net increase (decrease) in net assets from
     contract transactions...................                   751,395                 15,309,692           7,425,937
                                                       ----------------           ----------------    ----------------
 Total increase (decrease) in net assets.....                   759,598                 17,608,067           8,441,357
NET ASSETS:
 Beginning of period.........................                        --                 71,365,155          62,923,798
                                                       ----------------           ----------------    ----------------
 Ending of period............................          $        759,598           $     88,973,222    $     71,365,155
                                                       ================           ================    ================

(1) Commenced operations on October 30, 2006.

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

----------------------------------------------------------------------------------------------------------------------
                                                    BOND SUBACCOUNT                   STRATEGIC INCOME SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $      9,376,976    $      7,639,250    $        120,710    $        208,418
 Net realized gain (loss) on
   investments.........................          (927,793)            (48,459)             39,087              73,936
 Net change in unrealized appreciation
   or (depreciation) on investments....          (803,751)         (4,416,558)            (23,151)           (270,713)
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from operations............  $      7,645,432           3,174,233             136,646              11,641
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................        33,064,845          27,491,304                  --                  --
 Transfers between subaccounts
   (including fixed accounts), net.....        28,859,270          22,225,434            (162,943)            (64,458)
 Transfers for contract benefits and
   terminations........................       (44,831,350)        (39,461,944)           (787,488)         (1,050,988)
 Contract charges and fees.............          (437,650)           (494,850)             (2,174)             (2,970)
 Adjustments to annuity reserves.......            (4,050)             (2,799)                 64                  60
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................        16,651,065           9,757,145            (952,541)         (1,118,356)
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................        24,296,497          12,931,378            (815,895)         (1,106,715)
NET ASSETS:
 Beginning of period...................       265,643,526         252,712,148           3,201,503           4,308,218
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $    289,940,023    $    265,643,526    $      2,385,608    $      3,201,503
                                         ================    ================    ================    ================

----------------------------------------------------------------------------------------------------------------------
                                                HIGH INCOME SUBACCOUNT            OPPENHEIMER HIGH INCOME SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $      5,694,910    $      4,197,238    $      1,276,986    $      1,321,653
 Net realized gain (loss) on
   investments.........................           423,153             356,417          (1,208,077)         (1,042,776)
 Net change in unrealized appreciation
   or (depreciation) on investments....         1,083,025          (3,427,864)          1,320,103            (106,959)
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from operations............         7,201,088           1,125,791           1,389,012             171,918
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................        10,019,719          10,463,046                  --                  --
 Transfers between subaccounts
   (including fixed accounts), net.....        11,343,196           9,968,398          (1,334,039)         (1,407,696)
 Transfers for contract benefits and
   terminations........................       (11,516,001)         (8,456,764)         (5,584,623)         (4,699,400)
 Contract charges and fees.............          (148,397)           (127,904)            (11,900)            (25,920)
 Adjustments to annuity reserves.......               838              (1,665)                458                 443
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................         9,699,355          11,845,111          (6,930,104)         (6,132,573)
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................        16,900,443          12,970,902          (5,541,092)         (5,960,655)
NET ASSETS:
 Beginning of period...................        83,896,192          70,925,290          21,539,451          27,500,106
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $    100,796,635    $     83,896,192    $     15,998,359    $     21,539,451
                                         ================    ================    ================    ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

----------------------------------------------------------------------------------------------------------------------
                                                  BALANCED SUBACCOUNT                 LARGE CAP VALUE SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $      5,650,452    $      4,684,874    $      2,932,365    $      2,082,181
 Net realized gain (loss) on
   investments.........................        60,868,495           6,099,493          54,098,361          11,014,870
 Net change in unrealized appreciation
   or (depreciation) on investments....       (29,005,297)          1,763,157          32,990,080           7,654,659
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from operations............        37,513,650          12,547,524          90,020,806          20,751,710
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................        21,545,488          30,455,241          32,893,982          35,559,264
 Transfers between subaccounts
   (including fixed accounts), net.....       (11,792,871)         13,577,281             998,069          11,532,707
 Transfers for contract benefits and
   terminations........................       (86,182,573)        (77,976,735)        (83,642,703)        (75,995,731)
 Contract charges and fees.............          (753,532)           (765,328)           (705,323)           (754,810)
 Adjustments to annuity reserves.......             6,500              (4,269)             13,259                 432
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................       (77,176,988)        (34,713,810)        (50,442,716)        (29,658,138)
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................       (39,663,338)        (22,166,286)         39,578,090          (8,906,428)
NET ASSETS:
 Beginning of period...................       490,164,251         512,330,537         498,120,524         507,026,952
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $    450,500,913    $    490,164,251    $    537,698,614    $    498,120,524
                                         ================    ================    ================    ================

----------------------------------------------------------------------------------------------------------------------
                                              LARGE CAP GROWTH SUBACCOUNT              MID CAP VALUE SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $     (2,263,936)   $     (1,066,293)   $       (457,577)   $       (980,843)
 Net realized gain (loss) on
   investments.........................         2,733,722           1,449,973          34,099,379          12,553,558
 Net change in unrealized appreciation
   or (depreciation) on investments....        15,066,364           2,458,083          (5,868,290)          3,079,884
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from operations............        15,536,150           2,841,763          27,773,512          14,652,599
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................        20,403,354          13,316,372          15,902,735          13,486,148
 Transfers between subaccounts
   (including fixed accounts), net.....        (3,646,682)         (1,156,095)          1,519,372          12,815,371
 Transfers for contract benefits and
   terminations........................       (37,759,630)        (36,697,496)        (22,743,153)        (16,248,839)
 Contract charges and fees.............          (346,378)           (411,728)           (265,773)           (251,173)
 Adjustments to annuity reserves.......             2,258                (389)              1,252                (242)
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................       (21,347,078)        (24,949,336)         (5,585,567)          9,801,265
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................        (5,810,928)        (22,107,573)         22,187,945          24,453,864
NET ASSETS:
 Beginning of period...................       256,021,363         278,128,936         177,359,624         152,905,760
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $    250,210,435    $    256,021,363    $    199,547,569    $    177,359,624
                                         ================    ================    ================    ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

----------------------------------------------------------------------------------------------------------------------
                                               MID CAP GROWTH SUBACCOUNT             GLOBAL SECURITIES SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
OPERATIONS:
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $     (1,575,676)   $     (1,393,634)   $         21,656    $        (64,764)
 Net realized gain (loss) on
   investments.........................        32,350,760          13,480,831           2,259,264             871,252
 Net change in unrealized appreciation
   or (depreciation) on investments....       (18,813,057)         (3,840,346)          2,050,409           1,648,741
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from operations............        11,962,027           8,246,851           4,331,329           2,455,229
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................        12,203,088          10,795,536           4,724,418           2,885,870
 Transfers between subaccounts
   (including fixed accounts), net.....         3,149,447           5,562,468           5,059,219           3,845,292
 Transfers for contract benefits and
   terminations........................       (17,187,000)        (13,146,350)         (2,806,355)         (1,232,794)
 Contract charges and fees.............          (179,817)           (176,066)            (46,246)            (28,480)
 Adjustments to annuity reserves.......             1,091              (1,895)                657                 768
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................        (2,013,191)          3,033,693           6,931,693           5,470,656
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................         9,948,836          11,280,544          11,263,022           7,925,885
NET ASSETS:
 Beginning of period...................       119,814,414         108,533,870          22,995,726          15,069,841
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $    129,763,250    $    119,814,414    $     34,258,748    $     22,995,726
                                         ================    ================    ================    ================

------------------------------------------------------------------------------------------------------------------------------
                                            INTERNATIONAL STOCK SUBACCOUNT       T. ROWE PRICE INTERNATIONAL STOCK SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED            YEAR ENDED              YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005     DECEMBER 31, 2006       DECEMBER 31, 2005
------------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $        309,057    $        120,001       $        (95,761)       $         20,162
 Net realized gain (loss) on
   investments.........................        10,325,401           4,130,351              1,537,448                 389,921
 Net change in unrealized appreciation
   or (depreciation) on investments....         5,152,145           2,548,439              2,831,006               3,430,589
                                         ----------------    ----------------       ----------------        ----------------
   Net increase (decrease) in net
     assets from operations............        15,786,603           6,798,791              4,272,693               3,840,672
                                         ----------------    ----------------       ----------------        ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................        11,399,690           8,134,570                     --                       4
 Transfers between subaccounts
   (including fixed accounts), net.....        19,767,910          12,466,008             (1,732,807)             (1,270,586)
 Transfers for contract benefits and
   terminations........................        (7,443,763)         (4,062,369)            (5,802,170)             (6,228,007)
 Contract charges and fees.............          (102,643)            (70,018)               (26,465)                (36,880)
 Adjustments to annuity reserves.......               873                 322                    434                    (413)
                                         ----------------    ----------------       ----------------        ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................        23,622,067          16,468,513             (7,561,008)             (7,535,882)
                                         ----------------    ----------------       ----------------        ----------------
 Total increase (decrease) in net
   assets..............................        39,408,670          23,267,304             (3,288,315)             (3,695,210)
NET ASSETS:
 Beginning of period...................        57,108,788          33,841,484             29,095,609              32,790,819
                                         ----------------    ----------------       ----------------        ----------------
 Ending of period......................  $     96,517,458    $     57,108,788       $     25,807,294        $     29,095,609
                                         ================    ================       ================        ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

---------------------------------------------------------------------------------------------------
                                                                  DEVELOPING MARKETS SUBACCOUNT
                                                                 YEAR ENDED          YEAR ENDED
                                                              DECEMBER 31, 2006   DECEMBER 31, 2005
---------------------------------------------------------------------------------------------------
OPERATIONS:
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)...............................  $        (11,504)   $         (3,559)
 Net realized gain (loss) on investments....................           590,876             269,438
 Net change in unrealized appreciation or (depreciation) on
   investments..............................................           420,768             722,636
                                                              ----------------    ----------------
     Net increase (decrease) in net assets from
       operations...........................................         1,000,140             988,515
                                                              ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract owners.....................                --                  --
 Transfers between subaccounts (including fixed accounts),
   net......................................................          (373,149)           (128,607)
 Transfers for contract benefits and terminations...........          (862,800)           (686,570)
 Contract charges and fees..................................            (4,109)             (4,502)
 Adjustments to annuity reserves............................                --                  --
                                                              ----------------    ----------------
   Net increase (decrease) in net assets from contract
     transactions...........................................        (1,240,058)           (819,679)
                                                              ----------------    ----------------
 Total increase (decrease) in net assets....................          (239,918)            168,836
NET ASSETS:
 Beginning of period........................................         4,532,727           4,363,891
                                                              ----------------    ----------------
 Ending of period...........................................  $      4,292,809    $      4,532,727
                                                              ================    ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION

     The CUNA Mutual Life Variable Annuity Account (the Variable Account) is a unit investment trust registered under the Investment Company Act of 1940 with the Securities and Exchange Commission (SEC). The Variable Account was established as a separate investment account within CUNA Mutual Life Insurance Company (the Company) to receive and invest net premiums paid under variable annuity contracts (Contracts).

     Although the assets in the Variable Account are the property of the Company, the assets in the Variable Account attributable to the Contracts are not chargeable with liabilities arising out of any other business which the Company may conduct. The net assets of the Variable Account are available to cover the general liabilities of the Company only to the extent that the Variable Account's assets exceed its liabilities arising under the Contracts. The Company has the right to transfer to the general account any assets of the Variable Account which are in excess of reserves and other contract liabilities. All obligations arising under the Contracts are general corporate obligations of the Company.

     The Variable Account currently sells four variable annuity products:
     MEMBERS Variable Annuity, MEMBERS Variable Annuity II, MEMBERS Choice Variable Annuity and MEMBERS Variable Annuity III.

     The accompanying financial statements include only the Contract owner deposits applicable to the variable portions of the Contracts and exclude deposits for fixed dollar benefits, which are included in the general account of the Company.

     Investments

     The Variable Account currently is divided into seventeen subaccounts but may, in the future, include additional subaccounts. Each subaccount invests exclusively in shares of a single underlying fund. (The term fund is used to mean an investment portfolio, i.e., Ultra Series Fund (Class Z shares),
     T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds, Franklin Templeton Variable Insurance Products Trust, or any other open-end management investment company or unit investment trust in which a subaccount invests.) The income, gains and losses, realized or unrealized, from the assets allocated to each subaccount are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount.

     The Variable Account invests in shares of certain funds within the Ultra Series Fund, T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds, and Franklin Templeton Variable Insurance Products Trust. Each is a management investment company of the series type with one or more funds. Each is registered with the SEC as an open-end, management investment company. Such registration does not involve supervision of the management or investment practices or policies of the companies or their funds by the SEC.

     Ultra Series Fund currently has thirteen funds available as investment options under the Contracts. T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds and Franklin Templeton Variable Insurance Products Trust each have one fund available as an investment option under the Contracts. The T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds and Franklin Templeton Variable Insurance Products Trust also have other funds that are not available under the Contracts. These fund companies may, in the future, create additional funds or classes that may or may not be available as investment options under the Contracts.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     MEMBERS Capital Advisors, Inc. serves as the investment adviser to the Ultra Series Fund and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Ultra Series Fund. The Company owns one half of MEMBERS Capital Advisors' outstanding stock and one half is owned indirectly by CUNA Mutual Insurance Society (CMIS). CMIS is joined in an agreement of permanent affiliation with the company, and the companies have a common management team and board of directors.

     T. Rowe Price International, Inc. serves as the investment adviser to the International Stock Portfolio and manages its assets in accordance with general policies and guidelines established by the board of directors of T. Rowe Price International Series, Inc.

     Massachusetts Financial Services Company (MFS) serves as the investment adviser to the MFS Strategic Income Series and manages their assets in accordance with general policies and guidelines established by the board of trustees of MFS(R) Variable Insurance Trust(SM).

     Oppenheimer Funds, Inc. serves as the investment adviser to the Oppenheimer High Income Fund/ VA and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Oppenheimer Variable Account Funds.

     Templeton Asset Management Ltd. serves as the investment adviser to the Franklin Templeton Developing Markets Securities Fund and manages its assets and makes its investments decisions.

(2) SIGNIFICANT ACCOUNTING POLICIES

     Investment Valuation

     The assets of each fund are held separate from the assets of the other funds, and each fund is offered at a price equal to its respective net asset value per share. Investments in shares of the funds are stated at market value which is the net asset value per share as determined by the funds. Transactions are recorded on a trade date basis. Realized gains and losses from security transactions are reported on an average cost basis. Income from dividends and gains from realized gain distributions from each fund are recorded on the ex-dividend date and are reinvested in that fund.

     Federal Income Taxes

     The operations of the Variable Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code. The Company does not expect to incur federal income taxes on recorded earnings or the realized capital gains attributed to the Variable Account to the extent the earnings are credited under the contracts. Accordingly, no charge for income tax is currently recorded to the Variable Account. If such taxes are incurred by the Company in the future, a charge to the Variable Account may be assessed.

     Annuity Reserves

     Annuity reserves are computed for contracts in the payout stage according to the 1983a Individual Annuitant Mortality Table. The assumed investment return is 3.5%. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the variable annuity account by the Company to cover greater longevity of annuitants than expected. Conversely, if reserves exceed amounts required, transfers may be made to the Company.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

(3) FEES AND CHARGES

     Contract Charges

     SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE). At the time purchase payments are paid, no charge is deducted for sales expenses. However, a surrender charge is deducted upon surrender or partial withdrawal of purchase payments within 7 years of their being paid and, in certain circumstances, upon payment of a death benefit or the election of certain annuity payment options.

     For purchase payments withdrawn or surrendered within one year of having been paid, the charge is 7% of the amount of the payment withdrawn or surrendered. The surrender charge decreases by 1% for each full year that has elapsed since the purchase payment was made. No surrender charge is assessed upon the withdrawal or surrender of the contract value in excess of aggregate purchase payments or on purchase payments made more than 7 years prior to the withdrawal or surrender.

     Subject to certain restrictions for the first partial withdrawal (or surrender) in each contract year, an amount equal to 10% of aggregate purchase payments subject to a surrender charge (as of the time of withdrawal or surrender) may be surrendered without a surrender charge. The surrender charge also may be waived in certain circumstances as provided in the Contracts.

     ANNUAL CONTRACT FEE. On each contract anniversary (or upon surrender of the Contract) prior to the annuity date, the Company deducts an annual contract fee of $30 from the variable contract value. After the annuity date, the Company deducts this fee from variable annuity payments. A pro-rated portion of the fee is deducted upon annuitization of a Contract except on a contract anniversary. The Company currently waives this fee for contracts with $25,000 or more of contract value.

     DEATH BENEFIT RIDER CHARGES. Optional death benefit riders are available on MEMBERS Variable Annuity II and MEMBERS Choice Variable Annuity contracts. The Maximum Anniversary Value Death Benefit and 5% Annual Guarantee Death Benefit Riders are available for issue ages 0 to 75. The minimum Death Benefit Guarantee Rider is available for issue ages 76 to 85.

     On each contract anniversary (or upon surrender of the Contract) prior to the annuity date, the Company deducts rider fees from the contract value. The annual charge for each of these riders ranges from 0.15% to 0.20% of average assets during the prior contract year.

     Optional death benefit riders are also available on MEMBERS Variable Annuity III contracts. The Maximum Anniversary Value Death Benefit, 3% Annual Guarantee Death Benefit and Earnings Enhanced Death Benefit Riders are available for issue ages 0 to 75. On each contract anniversary (or upon surrender of the Contract) prior to the annuity date, the Company deducts rider fees from the contract value. The annual charge for each of these riders ranges from 0.15% to 0.35% of average assets during the prior contract year.

     LIVING BENEFIT RIDERS. Generally, for Guaranteed Minimum Withdrawal Benefit riders issued on and after October 30, 2006, the annual charge is 0.60% of the average monthly Contract Value for the prior contract year. The annual charge for Guaranteed Minimum Withdrawal riders issued prior to that date is 0.50% of the average monthly contract value. The annual charge for the Guaranteed

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     Minimum Accumulation Benefit riders is 0.50% of the average monthly contract value for the prior contract year, subject to state availability.

     TRANSFER FEE. No charge is made for transfers. However, the Company reserves the right to charge $10 for the 13th and each subsequent transfer during a Contract year.

     PREMIUM TAXES. If state or other premium taxes are applicable to a Contract, they will be deducted either: (a) from purchase payments as they are received, (b) from contract value upon surrender or partial withdrawal,
     (c) upon application of adjusted contract value to an annuity payment option, or (d) upon payment of a death benefit. The Company, however, reserves the right to deduct premium taxes at the time it pays such taxes.

     Variable Account Charges

     MORTALITY AND EXPENSE RISK CHARGE. The Company deducts a daily mortality and expense risk charge to compensate it for assuming certain mortality and expense risks. The charge is deducted from the assets of the Variable Account at an annual rate of 1.15% to 1.25%.

     ADMINISTRATIVE CHARGE. The Company deducts a daily administrative charge to compensate it for certain expenses it incurs in administration of MEMBERS Variable Annuity and MEMBERS Variable Annuity III contracts. The charge is deducted from the assets of the Variable Account at an annual rate of 0.15%.

(4) PURCHASE AND SALES OF INVESTMENTS

     The cost of purchases and proceeds from sales of investments for the year ended December 31, 2006 were as follows:

----------------------------------------------------------------------------------------
                                                               PURCHASES       SALES
----------------------------------------------------------------------------------------
Conservative Allocation(1)..................................  $1,310,334    $     50,091
Moderate Allocation(1)......................................   8,089,661             479
Aggressive Allocation(1)....................................     761,801             786
Money Market Fund...........................................  83,764,870      66,155,329
Bond Fund...................................................  72,978,374      46,933,744
Strategic Income Fund.......................................     197,530       1,008,925
High Income Fund............................................  27,747,919      12,248,115
Oppenheimer High Income Fund................................   1,527,001       7,187,040
Balanced Fund...............................................  85,241,122     107,383,850
Large Cap Value Fund........................................  84,920,332      99,550,568
Large Cap Growth Fund.......................................  24,160,387      47,792,972
Mid Cap Value Fund..........................................  55,294,736      36,521,839
Mid Cap Growth Fund.........................................  48,416,265      23,527,687
Global Securities Fund......................................  13,176,694       4,970,602
International Stock Fund....................................  39,918,702       7,278,637
T. Rowe International Stock Fund............................     325,839       7,902,189
Developing Markets Fund.....................................      58,447       1,310,512

(1) Commenced operations on October 30, 2006.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(5) CHANGES IN UNITS OUTSTANDING

     The changes in units outstanding for the years ended December 31, 2006 and 2005 were as follows:

                                                         CONSERVATIVE      MODERATE       AGGRESSIVE       MONEY
                                                          ALLOCATION      ALLOCATION      ALLOCATION       MARKET        BOND
                                                         SUBACCOUNT(1)   SUBACCOUNT(1)   SUBACCOUNT(1)   SUBACCOUNT   SUBACCOUNT
                                                         -------------   -------------   -------------   ----------   -----------
Units outstanding at December 31, 2004.................                                                  5,544,592     18,801,122
Units issued...........................................                                                  9,323,446     19,178,542
Units redeemed.........................................                                                  (8,449,017)  (17,550,166)
                                                                                                         ----------   -----------
Units outstanding at December 31, 2005.................                                                  6,419,021     20,429,498
Units issued...........................................       123,256         786,195          73,167    11,250,427    23,865,279
Units redeemed.........................................          (163)         (3,410)            (58)   (9,817,153)  (21,488,879)
                                                          -----------     -----------     -----------    ----------   -----------
Units outstanding at December 31, 2006.................       123,093         782,785          73,109    7,852,295     22,805,898
                                                          ===========     ===========     ===========    ==========   ===========

                                                     STRATEGIC       HIGH      OPPENHEIMER                  LARGE CAP
                                                       INCOME       INCOME     HIGH INCOME    BALANCED        VALUE
                                                     SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                                     ----------   ----------   -----------   -----------   -----------
Units outstanding at December 31, 2004.............   282,277     5,525,981     2,038,760    35,951,162     33,059,547
Units issued.......................................         4     7,015,279            33    20,112,400     23,805,899
Units redeemed.....................................   (73,508)    (5,886,265)    (456,135)   (20,919,912)  (23,177,843)
                                                      -------     ----------    ---------    -----------   -----------
Units outstanding at December 31, 2005.............   208,773     6,654,995     1,582,658    35,143,650     33,687,603
Units issued.......................................         4     8,153,182            32    18,104,069     24,639,262
Units redeemed.....................................   (60,894)    (7,210,560)    (493,374)   (22,179,594)  (25,847,363)
                                                      -------     ----------    ---------    -----------   -----------
Units outstanding at December 31, 2006.............   147,883     7,597,617     1,089,316    31,068,125     32,479,502
                                                      =======     ==========    =========    ===========   ===========

                                                        LARGE CAP     MID CAP       MID CAP       GLOBAL     INTERNATIONAL
                                                         GROWTH        VALUE        GROWTH      SECURITIES       STOCK
                                                       SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                                       -----------   ----------   -----------   ----------   -------------
Units outstanding at December 31, 2004...............  21,186,415    10,106,300   11,973,742    1,264,667      2,791,125
Units issued.........................................  15,462,382    8,620,582    10,258,662    2,397,485      4,514,383
Units redeemed.......................................  (16,174,788)  (7,526,435)  (9,632,067)   (1,932,775)   (3,164,943)
                                                       -----------   ----------   -----------   ----------    ----------
Units outstanding at December 31, 2005...............  20,474,009    11,200,447   12,600,337    1,729,377      4,140,565
Units issued.........................................  17,026,565    9,592,690    10,859,754    2,858,968      5,594,436
Units redeemed.......................................  (17,552,924)  (9,476,154)  (10,831,528)  (2,334,066)   (3,962,643)
                                                       -----------   ----------   -----------   ----------    ----------
Units outstanding at December 31, 2006...............  19,947,650    11,316,983   12,628,563    2,254,279      5,772,358
                                                       ===========   ==========   ===========   ==========    ==========

                                                              T. ROWE PRICE
                                                              INTERNATIONAL    DEVELOPING
                                                                  STOCK         MARKETS
                                                                SUBACCOUNT     SUBACCOUNT
                                                              --------------   ----------
Units outstanding at December 31, 2004......................    2,393,181        502,585
Units issued................................................           35             --
Units redeemed..............................................     (537,649)       (87,225)
                                                                ---------       --------
Units outstanding at December 31, 2005......................    1,855,567        415,360
Units issued................................................           26             --
Units redeemed..............................................     (454,516)      (104,013)
                                                                ---------       --------
Units outstanding at December 31, 2006......................    1,401,077        311,347
                                                                =========       ========

(1) Commenced operations on October 30, 2006.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(6) FINANCIAL HIGHLIGHTS

     The table below provides per unit information of each subaccount.

-------------------------------------------------------------------------------------------------------------------------
                                   AT DECEMBER 31,                           FOR THE YEAR ENDED DECEMBER 31,
                       ---------------------------------------   --------------------------------------------------------
                       UNITS     UNIT FAIR VALUE    NET ASSETS   INVESTMENT(1)   EXPENSE RATIO(2)      TOTAL RETURN(3)
                       (000S)   LOWEST TO HIGHEST     (000S)     INCOME RATIO    LOWEST TO HIGHEST    LOWEST TO HIGHEST
-------------------------------------------------------------------------------------------------------------------------
CONSERVATIVE ALLOCATION SUBACCOUNT:
2006.................    123         $10.17            $1,252         1.56%            1.30%               1.70%***
MODERATE ALLOCATION SUBACCOUNT:
2006.................    783         $10.29            $8,053         2.41%            1.30%               2.90%***
AGGRESSIVE ALLOCATION SUBACCOUNT:
2006.................     73         $10.39              $760         1.78%            1.30%               3.9%***
MONEY MARKET SUBACCOUNT:
2006.................  7,852    $10.80 to $13.40      $88,973         4.33%       1.15% to 1.40%        3.35% to 3.08%
2005.................  6,419    $10.45 to $13.00      $71,365         2.74%       1.15% to 1.40%        1.65% to 1.33%
2004.................  5,545     10.28 to 12.83        62,924         0.91%       1.15% to 1.40%      (0.29%) to (0.47%)
2003.................  6,828     10.31 to 12.89        78,796         0.76%       1.15% to 1.40%      (0.39%) to (0.62%)
2002.................  9,769     10.35 to 12.97       115,338         1.48%       1.15% to 1.40%        0.29% to 0.08%
BOND SUBACCOUNT:
2006.................  22,806   $12.85 to $16.63     $289,940         4.62%       1.15% to 1.40%        2.80% to 2.59%
2005.................  20,429   $12.50 to $16.21     $265,644         4.14%       1.15% to 1.40%        1.38% to 1.12%
2004.................  18,801    12.33 to 16.03       252,712         4.09%       1.15% to 1.40%        2.15% to 1.91%
2003.................  19,418    12.07 to 15.73       262,584         4.39%       1.15% to 1.40%        1.86% to 1.61%
2002.................  18,843    11.85 to 15.48       258,868         5.26%       1.15% to 1.40%        7.34% to 7.05%
STRATEGIC INCOME SUBACCOUNT:*
2006.................    148         $16.13            $2,386         5.69%            1.40%                5.22%
2005.................    209         $15.33            $3,202         7.09%            1.40%                0.46%
2004.................    282          15.26             4,308         5.53%            1.40%                6.19%
2003.................    394          14.37             5,657         5.30%            1.40%                8.86%
2002.................    482          13.20             6,365         3.80%            1.40%                6.88%
HIGH INCOME SUBACCOUNT:
2006.................  7,598    $14.43 to $12.68     $100,797         7.29%       1.15% to 1.40%        7.93% to 7.73%
2005.................  6,655    $13.37 to $11.77      $83,896         6.56%       1.15% to 1.40%        1.36% to 1.12%
2004.................  5,526     13.19 to 11.64        70,925         7.10%       1.15% to 1.40%        7.67% to 7.38%
2003.................  4,030     12.25 to 10.84        48,159         6.98%       1.15% to 1.40%      17.11% to 8.40%**
2002.................  1,434          10.46            14,998         8.45%            1.15%                1.95%
OPPENHEIMER HIGH INCOME SUBACCOUNT:*
2006.................  1,089         $14.69           $15,998         8.27%            1.40%                7.94%
2005.................  1,583         $13.61           $21,539         6.90%            1.40%                0.89%
2004.................  2,039          13.49            27,500         6.62%            1.40%                7.49%
2003.................  2,587          12.55            32,476         7.82%            1.40%                22.20%
2002.................  3,245          10.27            33,317        10.94%            1.40%               (3.75%)
BALANCED SUBACCOUNT:
2006.................  31,068   $11.55 to $22.26     $450,501         2.49%       1.15% to 1.40%        8.76% to 8.48%
2005.................  35,144   $10.62 to $20.52     $490,164         2.22%       1.15% to 1.40%        2.71% to 2.45%
2004.................  35,951    10.34 to 20.03       512,331         2.35%       1.15% to 1.40%        7.04% to 6.83%
2003.................  33,802     9.66 to 18.75       475,628         2.67%       1.15% to 1.40%       15.55% to 15.24%
2002.................  31,341     8.36 to 16.27       409,569         2.99%       1.15% to 1.40%     (12.18%) to (12.39%)
LARGE CAP VALUE SUBACCOUNT:
2006.................  32,480   $11.49 to $31.10     $537,699         1.85%       1.15% to 1.40%       19.19% to 18.88%
2005.................  33,688    $9.64 to $26.16     $498,121         1.71%       1.15% to 1.40%        4.33% to 4.14%
2004.................  33,060     9.24 to 25.12       507,027         1.59%       1.15% to 1.40%       11.19% to 10.86%
2003.................  29,950     8.31 to 22.66       458,665         1.65%       1.15% to 1.40%       24.40% to 24.16%
2002.................  27,219     6.68 to 18.25       379,088         1.29%       1.15% to 1.40%     (22.42%) to (22.64%)
LARGE CAP GROWTH SUBACCOUNT:
2006.................  19,948    $8.51 to $27.06     $250,210         0.36%       1.15% to 1.40%        6.64% to 6.41%
2005.................  20,474    $7.98 to $25.43     $256,021         0.89%       1.15% to 1.40%        1.27% to 0.99%
2004.................  21,186     7.88 to 25.18       278,129         0.73%       1.15% to 1.40%        7.65% to 7.42%
2003.................  18,905     7.32 to 23.44       256,091         0.49%       1.15% to 1.40%       27.75% to 27.39%
2002.................  16,585     5.73 to 18.40       203,225         0.22%       1.15% to 1.40%     (32.19%) to (32.38%)

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

-------------------------------------------------------------------------------------------------------------------------
                                   AT DECEMBER 31,                           FOR THE YEAR ENDED DECEMBER 31,
                       ---------------------------------------   --------------------------------------------------------
                       UNITS     UNIT FAIR VALUE    NET ASSETS   INVESTMENT(1)   EXPENSE RATIO(2)      TOTAL RETURN(3)
                       (000S)   LOWEST TO HIGHEST     (000S)     INCOME RATIO    LOWEST TO HIGHEST    LOWEST TO HIGHEST
-------------------------------------------------------------------------------------------------------------------------
MID-CAP VALUE SUBACCOUNT:
2006.................  11,317   $17.16 to $22.79     $199,548         0.99%       1.15% to 1.40%       15.63% to 15.33%
2005.................  11,200   $14.84 to $19.76     $177,360         0.64%       1.15% to 1.40%        9.04% to 8.81%
2004.................  10,106    13.61 to 18.16       152,906         1.02%       1.15% to 1.40%       14.56% to 14.29%
2003.................  8,857     11.88 to 15.89       119,843         0.53%       1.15% to 1.40%       29.69% to 29.40%
2002.................  7,465      9.16 to 12.28        80,076         0.51%       1.15% to 1.40%     (18.36%) to (18.57%)
MULTI-CAP GROWTH SUBACCOUNT:
2006.................  12,629    $7.68 to $16.53     $129,763         0.00%       1.15% to 1.40%       10.19% to 9.83%
2005.................  12,600    $6.97 to $15.05     $119,814         0.00%       1.15% to 1.40%        7.56% to 7.27%
2004.................  11,974     6.48 to 14.03       108,534         0.03%       1.15% to 1.40%       12.11% to 11.88%
2003.................  9,588      5.78 to 12.54        84,967         0.00%       1.15% to 1.40%      31.96% to 25.40%**
2002.................  2,557          4.38             11,206         0.01%            1.15%               (26.14%)
GLOBAL SECURITIES SUBACCOUNT:
2006.................  2,254    $14.92 to $21.25      $34,259         1.26%       1.15% to 1.40%       16.02% to 15.74%
2005.................  1,729    $12.86 to $18.36      $22,996         0.82%       1.15% to 1.40%       12.71% to 12.43%
2004.................  1,265     11.41 to 16.33        15,070         0.28%       1.15% to 1.40%       17.03% to 16.81%
2003.................    690      9.75 to 13.98         7,080         1.06%       1.15% to 1.40%      39.68% to 39.80%**
2002.................    439          6.98              3,067         0.49%            1.15%               (22.62%)
INTERNATIONAL STOCK SUBACCOUNT:
2006.................  5,772    $15.87 to $21.78      $96,517         1.58%       1.15% to 1.40%       22.83% to 22.50%
2005.................  4,141    $12.92 to $17.78      $57,109         1.47%       1.15% to 1.40%       15.25% to 14.93%
2004.................  2,791     11.21 to 15.47        33,841         1.54%       1.15% to 1.40%       19.13% to 18.82%
2003.................  1,845      9.41 to 13.02        19,212         0.75%       1.15% to 1.40%      31.98% to 30.20%**
2002.................    748          7.13              5,329         1.11%            1.15%               (9.06%)
T. ROWE PRICE INTERNATIONAL STOCK SUBACCOUNT:*
2006.................  1,401         $18.42           $25,807         1.04%            1.40%                17.47%
2005.................  1,856         $15.68           $29,096         1.47%            1.40%                14.45%
2004.................  2,393          13.70            32,791         1.03%            1.40%                12.20%
2003.................  2,931          12.21            35,788         1.14%            1.40%                28.66%
2002.................  4,107          9.49             38,963         0.84%            1.40%               (19.37%)
DEVELOPING MARKETS SUBACCOUNT:*
2006.................    311         $13.79            $4,293         1.13%            1.40%                26.40%
2005.................    415         $10.91            $4,533         1.31%            1.40%                25.69%
2004.................    503          8.68              4,364         1.84%            1.40%                22.95%
2003.................    624          7.06              4,404         1.14%            1.40%                50.85%
2002.................    842          4.68              3,938         1.44%            1.40%               (1.47%)

------------------------

(1) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests.

(2) These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded. Prior to 2004, only two products were available; therefore, these two products represent the low and high values of the range presented for those years. An additional product was added in 2004 with an expense ratio of 1.30%.

(3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

*   This subaccount is available in the MEMBERS Variable Annuity product only.

**  For the period of May 1, 2003 through December 31, 2003.

*** For the period October 30, 2006 through December 31, 2006.
------------------------

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(7) RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("Fin 48"), which is effective for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for income taxes recognized in the financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that the entity has taken or expects to take on a tax return. The Company will adopt FIN 48 for the year ending December 31, 2007. Management is currently evaluating the impact, if any, on the Company's financial statements of implementing FIN 48.

     In September 2006, FASB issued Statement of Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). This standard expands the disclosure that is required for the use of fair value to measure assets and liabilities. The new disclosure will focus on the inputs used to measure fair value and the effect, if any, on the measurements on earnings (or changes in net assets) for the period. SFAS 157 is effective for the Company for the year ending December 31, 2008. Management is currently evaluating the impact, if any, on the Company's financial statements of adopting SFAS 157.

(8) REORGANIZATION

     CMIS and its wholly owned subsidiaries currently domiciled in Wisconsin have received permission from the Wisconsin Insurance Department to redomicile to Iowa during 2007, subject to final approval by the CMIS's policyholders. Once approval is received from the CMIS's policyholders, CMIS and its Wisconsin domiciled subsidiaries will apply to domicile in Iowa. No objections have been received from Iowa and approval to redomesticate is expected in 2007.

     CMIS and the Company have been joined in a permanent affiliation agreement since 1990. CMIS and the Company plan to apply to the Iowa Insurance Department to merge the two companies with CMIS as the surviving company. If the Board of Directors and the policyholders of both companies and the Iowa Insurance Department approve the merger, CMIS and the Company plan to complete the merger by December 31, 2007.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of CUNA Mutual Life Insurance Company and Contract Owners of CUNA Mutual Life Variable Annuity Account:

We have audited the accompanying statement of assets and liabilities of the Conservative Allocation, Moderate Allocation, Aggressive Allocation, Money Market, Bond, Strategic Income, High Income, Oppenheimer High Income, Balanced, Large Cap Value, Large Cap Growth, Mid Cap Value, Mid Cap Growth, Global Securities, International Stock, T. Rowe Price International Stock, and Developing Markets Subaccounts (the "Subaccounts") comprising CUNA Mutual Life Variable Annuity Account (the "Variable Account") of CUNA Mutual Life Insurance Company as of December 31, 2006, the related statements of operations for the periods during the year then ended and the statements of changes in net assets for the periods during the two years then ended. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Subaccounts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Subaccounts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Subaccounts of the CUNA Mutual Life Variable Annuity Account of CUNA Mutual Life Insurance Company as of December 31, 2006, the results of their operations and the changes in their net assets for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Chicago, Illinois
March 16, 2007

[KPMG LLP LOGO]
                     KPMG LLP                           Telephone (416) 777-8800
                     Chartered Accountants              Telephone (416) 777-8800
                     Suite 3300 Commerce Court West     Internet   www.kpmg.ca
                     PO Box 31 Stn Commerce Court
                     Toronto ON    M5L 1B2
                     Canada



AUDITORS' REPORT TO THE SHAREHOLDERS



We have audited the consolidated balance sheet of The CUMIS Group Limited as at December 31, 2006 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.


(signed) KPMG LLP


Chartered Accountants

Toronto, Canada

February 16, 2007



               KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss cooperative.

[KPMG LLP LOGO]
                     KPMG LLP                           Telephone (416) 777-8800
                     Chartered Accountants              Telephone (416) 777-8800
                     Suite 3300 Commerce Court West     Internet   www.kpmg.ca
                     PO Box 31 Stn Commerce Court
                     Toronto ON    M5L 1B2
                     Canada



AUDITORS' REPORT TO THE SHAREHOLDERS



We have audited the consolidated balance sheet of The CUMIS Group Limited as at December 31, 2005 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP


Chartered Accountants

Toronto, Canada

February 21, 2006



               KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss cooperative.

[KPMG LLP LOGO]
                     KPMG LLP                          Telephone (416) 777-8800
                     Chartered Accountants             Telephone (416) 777-8800
                     Suite 3300 Commerce Court West    Internet   www.kpmg.ca
                     PO Box 31 Stn Commerce Court
                     Toronto ON M5L 1B2
                     Canada



AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the consolidated balance sheet of The CUMIS Group Limited as at December 31, 2004 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP


Chartered Accountants

Toronto, Canada

February 21, 2005


                           KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss cooperative.

                         Report of Independent Auditors

Board of Directors
CMG Mortgage Insurance Company

We have audited the accompanying balance sheets of CMG Mortgage Insurance Company (the Company) as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMG Mortgage Insurance Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

February 10, 2006
Los Angeles, California

                         Report of Independent Auditors

Board of Directors
CMG Mortgage Assurance Company

We have audited the accompanying balance sheets of CMG Mortgage Assurance Company (the Company) as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMG Mortgage Assurance Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

February 10, 2006
Los Angeles, California

                         Report of Independent Auditors

Board of Directors
CMG Mortgage Insurance Company

We have audited the accompanying balance sheets of CMG Mortgage Insurance Company (the Company) as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMG Mortgage Insurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

February 14, 2007
Los Angeles, California

                         Report of Independent Auditors

Board of Directors
CMG Mortgage Assurance Company

We have audited the accompanying balance sheets of CMG Mortgage Assurance Company (the Company) as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMG Mortgage Assurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

February 14, 2007
Los Angeles, California

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements. All required financial statements are included in Part B of this registration statement.

(b)  Exhibits

     1.(a) Certified resolution of the board of directors of Century Life of America (the "Company") establishing Century Variable Annuity Account (the "Account"). Incorporated herein by reference to post-effective amendment number 5 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 16, 1996.

     1.(b) Certified resolution of the board of directors of CUNA Mutual
          Insurance Society approving the merger between CUNA Mutual Insurance Society and CUNA Mutual Life Insurance Company and the name change of the variable account. Filed herewith.

     2.   Not Applicable.

     3.(a)i Distribution Agreement Between CUNA Mutual Life Insurance Company and CUNA Brokerage Services, Inc. for Variable Annuity Contracts dated January 1, 1997. Incorporated herein by reference to post-effective amendment number 6 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 18, 1997.

     (a)ii Amended and Restated Distribution Agreement Between CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. for Variable Annuity Contracts effective January 1, 2008. Filed herewith.

     (b)i Servicing Agreement related to the Distribution Agreement between CUNA Mutual Life Insurance Company and CUNA Brokerage Services, Inc. for Variable Annuity Contracts dated January 1, 1997. Incorporated herein by reference to post-effective amendment number 6 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 18, 1997.

     (b)ii Amended and Restated Servicing Agreement related to the Distribution Agreement between CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. for Variable Annuity Contracts effective January 1, 2008. Filed herewith.

     4.(a) Variable Annuity Contract. Incorporated herein by reference to pre-effective amendment 1 to Form N-4 registration statement (File No. 333-116426) with the Commission on September 8, 2004.

          (i) Variable Annuity Contract. Incorporated herein by reference to post-effective amendment 5 to Form N-4 registration statement (File no. 333-116426) with the Commission on April 26, 2006.

          (ii) Variable Annuity Contract. Incorporated herein by reference to post- effective amendment 3 to Form N-4 registration statement (File no. 333-116426) with the Commission on November 15, 2005.

          (iii)Variable Annuity Contract. Incorporated herein by reference to post- effective amendment 9 to Form N-4 registration statement (File no. 333-116426) with the Commission on September 14, 2007.

          (iv) Variable Annuity Contract. Filed herewith.

     (b) Fixed Account Endorsement. Incorporated herein by reference to pre-effective amendment 1 to Form N-4 registration statement (File No. 333-116426) with the Commission on September 8, 2004.

          (i) Fixed Account Endorsement, Form 2006-VAFIXED. Incorporated herein by reference to post-effective amendment 5 to Form N-4 registration statement (File no. 333-116426) with the Commission on April 26, 2006.

          (ii) Fixed Account Endorsement. Form No. 2006 - VAFixed. Filed herewith.

     (c) Loan Account Endorsement. Incorporated herein by reference to pre-effective amendment 1 to Form N-4 registration statement (File No. 333-116426) with the Commission on September 8, 2004.

          (i)  Loan Account Endorsement. Filed herewith.

     (d) Additional Income Option Endorsement. Incorporated herein by reference to pre-effective amendment 1 to Form N-4 registration statement (File No. 333-116426) with the Commission on September 8, 2004.

          (i) Additional Income Option Endorsement. Form No. 2004.VAIO Filed herewith.

     (e) 3% Annual Guarantee Death Benefit Rider. Incorporated herein by reference to pre-effective amendment 1 to Form N-4 registration statement (File No. 333-116426) with the Commission on September 8, 2004.

          (i) 3% Annual Guarantee Death Benefit Rider. Form No. 2004 - 3AG-RVi Filed herewith.

     (f) Earnings Enhanced Death Benefit Rider. Incorporated herein by reference to pre-effective amendment 1 to Form N-4 registration statement (File No. 333-116426) with the Commission on September 8, 2004.

          (i) Earnings Enhanced Death Benefit Rider. Form No. 2004-EE-RVI. Filed herewith.

     (g) Maximum Anniversary Value Death Benefit Rider. Incorporated herein by reference to pre-effective amendment 1 to Form N-4 registration statement (File No. 333-116426) with the Commission on September 8, 2004.

          (i) Maximum Anniversary Value Death Benefit Rider. Form No. 2004-MAV-RVI. Filed herewith.

     (h) Change of Annuitant Endorsement. Incorporated herein by reference to pre-effective amendment 1 to Form N-4 registration statement (File No. 333-116426) with the Commission on September 8, 2004.

          (i)  Change of Annuitant Endorsement. Filed herewith.

     (i) Income Payment Endorsement. Incorporated herein by reference to post-effective amendment 2 to Form N-4 registration statement (File No. 333-116426) with the Commission on April 28, 2005.

          (i) Income Payment Increase Endorsement. Form No. 2004-1PI. Filed herewith.

     (j) Guaranteed Minimum Withdrawal Benefit Rider. Incorporated herein by reference to post-effective amendment 3 to Form N-4 registration statement (File No. 333-116426) with the Commission on November 15, 2005.

          (i) Guaranteed Minimum Withdrawal Benefit Rider. Incorporated herein by reference to post-effective amendment 6 to Form N-4 registration statement (File No. 333-116426) with the Commission on August 31, 2006.

          (ii) Guaranteed Minimum Withdrawal Benefit Rider. Incorporated herein by reference to post-effective amendment 9 to Form N-4 registration statement (File No. 333-116426) with the Commission on September 14, 2007.

          (iii) Guaranteed Minimum Withdrawal Benefit Rider. Form No. 2007-GMWB. Filed herewith.

     (k) Guaranteed Minimum Accumulation Benefit Rider. Incorporated herein by reference to post-effective amendment 3 to Form N-4 registration statement (File No. 333-116426) with the Commission on November 15, 2005.

          (i) Guaranteed Minimum Accumulation Benefit Rider. Incorporated herein by reference to post-effective amendment 6 to Form N-4 registration statement (File No. 333-116426) with the Commission on August 31, 2006.

          (ii) Guaranteed Minimum Accumulation Benefit Rider. Form No. 2006-GMAB-RVI. Filed herewith.

     (l) Spouse Beneficiary Death Benefit Rider. Incorporated herein by reference to post-effective amendment 6 to Form N-4 registration statement (File No. 333-116426) with the Commission on August 31, 2006.

          (i) Spouse Beneficiary Death Benefit Rider. Form No. 2006-SPDB-RVI. Filed herewith.

     (m) Guaranteed Minimum Withdrawal Benefit Rider with Maximum Anniversary Value Death Benefit. Incorporated herein by reference to post-effective amendment 10 to Form N-4 registration statement (File No. 333-116426) with the Commission on September 14, 2007.

          (i) Guaranteed Minimum Withdrawal Benefit Rider with Maximum Anniversary Value Death Benefit. Filed herewith.

     (n) Guaranteed Minimum Withdrawal Benefit Rider with Minimum Guarantee Death Benefit. Incorporated herein by reference to post-effective amendment 10 to Form N-4 registration statement (File No. 333-116426) with the Commission on September 14, 2007.

          (i) Guaranteed Minimum Withdrawal Benefit Rider with Minimum Guarantee Death Benefit. Filed herewith.

     (o) Purchase Payment Credit Benefit Endorsement. Incorporated herein by reference to post-effective amendment 10 to Form N-4 registration statement (File No. 333-116426) with the Commission on September 14, 2007.

          (i) Purchase Payment Credit Benefit Endorsement. Form No. 2007-PPC. Filed herewith.

     (p) Spousal Continuation Endorsement. Incorporated herein by reference to post-effective amendment 6 to Form N-4 registration statement (File No. 333-116426) with the Commission on August 31, 2006.

          (i) Spousal Continuation Endorsement. Form No. 2006-SPContinue. Filed herewith.

     (q) Change of Annuitant Endorsement. Incorporated herein by reference to post-effective amendment 8 to Form N-4 registration statement (File No. 333-116426) with the Commission on April 27, 2007.

          (i)  Change of Annuitant Endorsement. Form No. 2006-COA.
               Filed herewith.

     (r) Roth IRA Endorsement. Incorporated herein by reference to post-effective amendment 8 to Form N-4 registration statement (File No. 333-116426) with the Commission on April 27, 2007.

          (i)  Roth IRA Endorsement. Form No. 2006-VA Roth Filed herewith.

     (s) Flexible Premium Deferred Variable Annuity with Purchase Payment Credit Benefit - Data Page. Incorporated herein by reference to post-effective amendment 10 to Form N-4 registration statement (File No. 333-116426) with the Commission on September 14, 2007.

          (i) Flexible Premium Deferred Variable Annuity with Purchase Payment Credit Benefit - Data Page, Form DP-2007-VA-PPC. Filed herewith.

     (t) Flexible Premium Deferred Variable Annuity with Purchase Payment Credit Benefit Endorsement. Incorporated herein by reference to post-effective amendment 10 to Form N-4 registration statement (File No. 333-116426) with the Commission on September 14, 2007.

          (i) Flexible Premium Deferred Variable Annuity with Purchase Payment Credit Benefit Endorsement. Filed herewith.

     5.(a) Variable Annuity Application. Incorporated herein by reference to pre-effective amendment 1 to Form N-4 registration statement (File No. 333-116426) with the Commission on September 8, 2004.

          (i)  State Variations to Application Form No. VAAPP-2004.
               Incorporated herein by reference to post-effective amendment 5 to Form N-4 registration statement (File no. 333-116426) with the Commission on April 26, 2006.

          (ii) State Variations to Application Form No. VAAPP-2005. Incorporated herein by reference to post-effective amendment 5 to Form N-4 registration statement (File no. 333-116426) with the Commission on April 26, 2006.

          (iii) State Variations to Application Form No. VAAPP-2006. Incorporated herein by reference to post-effective amendment 6 to Form N-4 registration statement (File no. 333-116426) with the Commission on August 31, 2006.

          (iv) State Variations to Contract Form No. 2004-VA. Incorporated herein by reference to post-effective amendment 8 to Form N-4 registration statement (File no. 333-116426) with the Commission on April 27, 2007.

          (v) State Variations to Application Form No. VAAP-2006. Incorporated herein by reference to post-effective amendment 8 to Form N-4 registration statement (File no. 333-116426) with the Commission on April 27, 2007.

          (vi) Variable Annuity Application Form No. VAAP-2006w1842May07. Incorporated herein by reference to post-effective amendment 8 to Form N-4 registration statement (File no. 333-116426) with the Commission on April 27, 2007.

               (i)  Variable Annuity Application. Filed herewith.

     6.(a) Certificate of Existence of the Company. Incorporated herein by reference to post-effective amendment number 5 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 16, 1996.

          (i) Certificate of Existence of CUNA Mutual Insurance Society. Filed herewith

     (b) Articles of Incorporation of the Company. Incorporated herein by reference to post-effective amendment number 6 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 18, 1997.

          (i)  Amended and Restated Articles of Incorporation. Filed herewith.

     (c) Bylaws of the Company. Incorporated herein by reference to post-effective amendment number 2 to Form N-4 registration statement (File No. 333-40320) filed with the Commission on February 28, 2002.

          (i)  Amended and Restated Bylaws. Filed herewith.

     7.   Not Applicable.

     8.(a) Rule 22c-2 Shareholder Information Agreement between Ultra Series
          Fund and CUNA Mutual Life Insurance Company dated October 16, 2006. Incorporated herein by reference to Form N-4 post-effective amendment no. 9 (File No. 333-40304) filed with the Commission on April 27, 2007. (Filed herewith.)

          (i) Rule 22c-2 Shareholder Information Agreement between Ultra Series Fund and CUNA Mutual Insurance Society, effective October 16, 2006.

     9.   Opinion and Consent of Counsel. Filed herewith.

     10.  (i)   Deloitte & Touche LLP Consent. Filed herewith.

          (ii)  KPMG Consent. Filed herewith.

          (iii) Ernst & Young Consent. Filed herewith.

     11.  Not applicable.

     12.  Not applicable.

     13.  Not applicable.

     14.  Not applicable.

     15.  Power of Attorney. Filed herewith.

ITEM 25. DIRECTORS AND OFFICERS OF THE COMPANY

NAME AND PRINCIPAL BUSINESS ADDRESS      POSITIONS AND OFFICE WITH DEPOSITOR
-----------------------------------     -------------------------------------
Eldon R. Arnold                         Director
5401 West Dirksen Pkwy
Peoria, IL 61607

James L. Bryan                          Director
777 E. Campbell Road
Richardson, TX 75081-1891

Loretta M. Burd                         Director & Chairman of the Board
1430 National Road
Columbus, IN 47201

William B. Eckhardt                     Director
4000 Credit Union Drive, #600
Anchorage, AK 99503

Joseph J. Gasper, Jr.                   Director
5525 Parkcenter Circle
Dublin, OH 73017

Bert J. Hash, Jr.                       Director
7 East Redwood Street, 17th Floor
Baltimore, MD 21202

Victoria W. Miller                      Director
One CNN Center
Atlanta, GA 30303

C. Alan Peppers                         Director & Vice Chairman of the Board
3700 East Alameda Avenue
Denver, CO 80209

Jeff Post                               Director
5910 Mineral Point Road
Madison, WI 53705

Neil A. Springer                        Director
1755 South Naperville Road, Suite 100
Wheaton, IL 60187

Farouk D.G. Wang                        Director
2525 Maile Way
Honolulu, HI 96822

Larry T. Wilson                         Director
1000 Saint Albans Drive
Raleigh, NC 27609

James W. Zilinski                       Director
700 South Street
Pittsfield, MA 01201

EXECUTIVE OFFICERS

David P. Marks*                         CUNA Mutual Insurance Society
                                        Executive Vice President and
                                        Chief Investment Officer

Jeffrey D. Holley*                      CUNA Mutual Insurance Society
                                        Executive Vice President and
                                        Chief Finance Officer

David Lundgren*                         CUNA Mutual Insurance Society
                                        Executive Vice President and
                                        Chief Products Officer

Jeff Post*                              CUNA Mutual Insurance Society
                                        President and Chief Executive
                                        Officer

Robert N. Trunzo*                       CUNA Mutual Insurance Society
                                        Executive Vice President and
                                        Chief Sales Officer

*    Principal place of business is 5910 Mineral Point Road, Madison, WI 53705.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. The Company is a mutual life insurance company and therefore is controlled by its contractowners. Nonetheless, various companies and other entities are controlled by the Company and may be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth on the following organization charts.

CUNA Mutual Insurance Society is a mutual life insurance company and therefore is controlled by its contract owners. Various companies and other entities are controlled by CUNA Mutual Insurance Society and various companies may be considered to be under common control with CUNA Mutual Insurance Society. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth in the following organization charts. By virtue of a merger effective January 1, 2008, CUNA Mutual Life Insurance Company (of Iowa) has merged with and into CUNA Mutual Insurance Society.

                          CUNA Mutual Insurance Society
                   Organizational Chart As Of January 1, 2008

CUNA Mutual Insurance Society
State of domicile: Iowa

CUNA Mutual Insurance Society, either directly or indirectly, is the controlling company of the following wholly-owned subsidiaries:

1.   CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

     CUNA Mutual Investment Corporation is the owner of the following subsidiaries:

          a.   CUMIS Insurance Society, Inc.
               State of domicile: Iowa

               CUMIS Insurance Society, Inc. is the owner of the following subsidiary:

                    (1)  CUMIS Specialty Insurance Company, Inc.
                         State of domicile: Iowa

          b.   CUNA Brokerage Services, Inc.
               State of domicile: Wisconsin

          c.   CUNA Mutual General Agency of Texas, Inc.
               State of domicile: Texas

                    (1)  MEMBERS Financial Services, Inc.
                         Ownership: For regulatory purposes, MEMBERS Financial Services, Inc. is currently owned by two individuals, each owning 50% of the stock. State of domicile: Texas

          d.   MEMBERS Life Insurance Company
               State of domicile: Iowa

          e.   International Commons, Inc.
               State of domicile: Wisconsin

          f.   CUNA Mutual Insurance Agency, Inc.
               State of domicile: Wisconsin

               CUNA Mutual Insurance Agency, Inc. is the 100% owner of the following subsidiary:

                    (1)  CUNA Mutual Casualty Insurance Agency of Mississippi,
                         Inc.
                         State of domicile: Mississippi

          g.   Stewart Associates Incorporated
               State of domicile: Wisconsin

          h.   CUNA Mutual Business Services, Inc.
               State of domicile: Wisconsin

          i.   Lending Call Center Services, LLC
               92% ownership by CUNA Mutual Investment Corporation State of domicile: Delaware

          j.   Lenders Protection, LLC
               50% ownership by CUNA Mutual Insurance Society
               State of domicile: Delaware

          k.   Union Charter Holding, LLC
               State of domicile: Delaware

               Union Charter Holding, LLC is the owner of the following subsidiary:

                    (1)  Union Financial Services, LLC
                         Industrial Loan Company
                         State of domicile: Utah

          l.   MEMBERS Biz Source, LLC
               State of domicile: Delaware

          m.   MEMBERS Capital Advisors, Inc.
               50% ownership by CUNA Mutual Investment Corporation 50% ownership by CUNA Mutual Insurance Society
               State of domicile: Iowa
               MCA is the investment adviser to the Ultra Series Fund


2.   CUNA Caribbean Insurance Society Limited
     Country of domicile: Trinidad and Tobago

     CUNA Caribbean Insurance Society Limited is the owner of the following subsidiary:

          a.   CUNA Caribbean Insurance Services Limited
               Country of domicile: Trinidad and Tobago

3.   CUNA Mutual Australia Holding Co. Pty. Ltd.
     Country of domicile: Australia

     CUNA Mutual Australia Holding Co. Pty. Ltd. is the owner of the following subsidiary:

          a.   CUNA Mutual Life Australia, Ltd.
               Country of domicile: Australia

4.   CUNA Mutual Group, Limited
     Country of domicile: U.K.

5.   CUNA Mutual Group Holdings Europe, Ltd.
     Country of domicile: Ireland

          a.   CUNA Mutual Group Services (Ireland) Limited
               Country of domicile: Ireland

          b.   CUNA Mutual Life Assurance (Europe), Limited
               Country of domicile: Ireland

CUNA Mutual Insurance Society, either directly or through a wholly-owned subsidiary, has a partial ownership interest in the following:

1.   The CUMIS Group Limited
     87.4% ownership by CUNA Mutual Insurance Society
     Country of domicile: Canada

     The CUMIS Group Limited is the 100% owner of the following companies:

          a.   CUMIS Life Insurance Company
               Country of domicile: Canada

          b.   CUMIS General Insurance Company
               Country of domicile: Canada

          c.   MemberCARE Financial Services Limited
               Country of domicile: Canada

          d.   MemberCARE Financial Services Partnership
               Country of domicile: Canada

          e.   CUMIS Services Limited
               Country of domicile: Canada

          f.   WESTCU Insurance Services Limited
               Country of domicile: Westminster, Canada

          The CUMIS Group Limited is the 50% owner of the following company:

          a.   Credential Financial, Inc.
               Country of domicile: Canada

2.   MEMBERS Development Company LLC
     49% ownership by CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

     The following company is a wholly-owned subsidiary of MEMBERS Development Company, LLC:

          a.   CU Biz Source, LLC
               State of domicile: Delaware

3.   MEMBERS Trust Company
     17.31% ownership by MEMBERS Development Company
     State of domicile: Florida

4.   CMG Mortgage Insurance Company
     50% ownership by CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

5.   CMG Mortgage Assurance Company
     50% ownership by CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

6.   CMG Mortgage Reinsurance Company
     50% ownership by CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

7.   Credit Union Service Corporation
     10% ownership by CUNA Mutual Insurance Society
     State of domicile: Georgia

8.   CUNA Mutual Australia Limited
     100% ownership by CUNA Mutual Australia Holding Company Pty. Limited Country of domicile: Australia

     CUNA Mutual Australia Limited is the 100% owner of the following companies:

          a.   CUNA Mutual Insurance Brokers Pty Limited
               Country of Domicile: Australia

          b. CUNA Mutual Technology Services Australia Pty Limited Country of Domicile: Australia

               The following company is owned 100% by CUNA Mutual Technology Services Australia Pty Limited:

                    (1) CUNA Mutual Insurance Brokers Pty Limited Country of Domicile: Australia

9.   CUNA Strategic Services, Inc.
     1.4% of ownership by CUNA Mutual Insurance Society
     State of domicile: Wisconsin

10.  CMIA Wisconsin, Inc.
     State of domicile: Wisconsin

          a.  League Insurance Agency, Inc.
              State of domicile: Wisconsin

                    (1)  Members Protection Insurance Plans
                         State of domicile: Connecticut

11.  Producers Ag Insurance Group
     24.6% of ownership by CUNA Mutual Insurance Society
     State of domicile: Delaware

Partnerships

1.   CM CUSO Limited Partnership, a Washington Partnership
     CUMIS Insurance Society, Inc. - General Partner
     State of domicile: Washington

2.   The Center for Credit Union Innovation LLC
     33.3% ownership by CUNA Mutual Insurance Society
     33.3% ownership by CUNA & Affiliates
     State of domicile: Wisconsin

3.   HRValue Group LLC
     30% ownership by CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

Affiliated (Nonstock)

1.   CUNA Mutual Group Foundation, Inc.
     Non-profit foundation 501(c)(3)
     State of domicile: Wisconsin

ITEM 27. NUMBER OF CONTRACTOWNERS

     As of October 31, 2007 there were 1,813 non-qualified contracts outstanding and 3,565 qualified contracts outstanding.

ITEM 28. INDEMNIFICATION.

     Section 10 of the Amended and Restated Bylaws of the Company and Article XI of the Company's Amended and Restated Articles of Incorporation together provide for indemnification of officers or directors of the Company against claims and liabilities the officers or directors become subject to by reason of having served as officer or director of the Company or any subsidiary or affiliate company. Such indemnification covers liability for all actions alleged to have been taken, omitted, or neglected by such person in the line of duty as director or officer, except liability arising out of the officers' or directors' willful misconduct.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

     (a) CUNA Brokerage is the registrant's principal underwriter and for certain variable life insurance contracts issued by CUNA Mutual Variable Annuity Account. CUNA Brokerage is also principal underwriter for the Ultra Series Fund, an underlying Fund for the Company's variable products. CUNA Brokerage is the distributor of MEMBERS Mutual Funds, a group of open-end investment companies.

     (b)  Officers and Directors of CUNA Brokerage.

NAME AND PRINCIPAL BUSINESS ADDRESS    POSITIONS AND OFFICE WITH UNDERWRITER
-----------------------------------    -------------------------------------

Mark E. Backes**                       Director, Vice Chairman & President/CEO

John A. Chosy*                         Assistant Secretary

Steve H. Dowden*                       Director & Chairman

Mark Everson                           Director
14985 Glazier Avenue
Apple Valley, Minnesota, 55124-7440

Katherine I. Grete**                   Assistant Treasurer

Timothy Halevan**                      Chief Compliance Officer

David J. Hughes**                      Secretary & Treasurer

Sheila M. Kittleson**                  Assistant Treasurer

Kevin T. Lenz*                         Director

Tracy K. Lien*                         Assistant Secretary

James H. Metz*                         Director

John R. Ridge                          Director
400 North Lakewood Parkway
Vernon Hills, Illinois 60061

Steve R. Suleski*                      Vice President

Mark T. Warshauer*                     Director

* The principal business address of these persons is: 5910 Mineral Point Road, Madison, Wisconsin 53705.

** The principal business address of these persons is: 2000 Heritage Way, Waverly, Iowa 50677.

     (c) CUNA Brokerage Services is the only principal underwriter. The Distribution Agreement between the Company and CUNA Brokerage Services and the Related Servicing Agreement between the Company and CUNA Brokerage Services specify the services provided by each party. Those contracts will have been filed as exhibits under Item 24(b)(3) on or before the date of effectiveness of the registration statement covering the contracts described herein. The Company intends to pay a dealer concession of approximately 7.25 percent, as will be more fully described in Schedule A of the Servicing Agreement.

                                       (2)
                                Net Underwriting         (3)             (4)
             (1)                  Discounts and    Compensation on    Brokerage         (5)
Name of Principal Underwriter      Commissions        Redemption     Commissions   Compensation
-----------------------------   ----------------   ---------------   -----------   ------------
CUNA Brokerage Services, Inc.     $12,995,778*            0          $12,605,905*    $389,873*

*    Information as of December 31, 2006.

ITEM 30. LOCATION BOOKS AND RECORDS

     All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Company at 2000 Heritage Way, Waverly, Iowa 50677 or at MEMBERS Capital Advisors, Inc. or CUNA Mutual Group, both at 5910 Mineral Point Road, Madison, Wisconsin 53705.

ITEM 31. MANAGEMENT SERVICES

     All management contracts are discussed in Part A or Part B of this registration statement.

ITEM 32. UNDERTAKINGS AND REPRESENTATIONS

     (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the Contracts offered herein are being accepted.

     (b) The registrant undertakes that it will include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove and send to the Company for a statement of additional information.

     (c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.

     (d) CUNA Mutual Insurance Society represents that in connection with its offering of the Contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

     (e) CUNA Mutual Insurance Society represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by CUNA Mutual Insurance Society.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed in its behalf by the undersigned, duly authorized, in the City of Madison, and State of Wisconsin on this 2nd day of January, 2008.

                                        CUNA MUTUAL VARIABLE ANNUITY ACCOUNT
                                        (REGISTRANT)


                                        By: /s/ Jeff Post
                                            ------------------------------------
                                            Jeff Post
                                            President and Chief Executive
                                            Officer


                                        CUNA MUTUAL INSURANCE SOCIETY
                                        (DEPOSITOR)


                                        By: /s/ Jeff Post
                                            ------------------------------------
                                            Jeff Post
                                            President and Chief Executive
                                            Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE AND TITLE                           DATE
-------------------                     ---------------


By: /s/ Andrew Michie                   January 2, 2008
    ---------------------------------
    Andrew Michie
    VP - Corporate Controller


By: /s/ Jeffrey D. Holley               January 2, 2008
    ---------------------------------
    Jeffrey D. Holley
    Chief Financial Officer


By: /s/ Jeff Post                       January 2, 2008
    ---------------------------------
    Jeff Post
    Director, President and Chief
    Executive Officer

By: /s/ Eldon R. Arnold*                January 2, 2008
    ---------------------------------
    Eldon R. Arnold
    Director


By: /s/ James L. Bryan*                 January 2, 2008
    ---------------------------------
    James L. Bryan
    Director


By: /s/ Loretta M. Burd*                January 2, 2008
    ---------------------------------
    Loretta M. Burd
    Director and Chairman of the
    Board


By: /s/ William B. Eckhardt*            January 2, 2008
    ---------------------------------
    William B. Eckhardt
    Director


By: /s/ Joseph J. Gasper*               January 2, 2008
    ---------------------------------
    Joseph J. Gasper
    Director


By: /s/ Bert J. Hash, Jr.*              January 2, 2008
    ---------------------------------
    Bert J. Hash, Jr.
    Director


By: /s/ Victoria W. Miller*             January 2, 2008
    ---------------------------------
    Victoria W. Miller
    Director


By: /s/ C. Alan Peppers*                January 2, 2008
    ---------------------------------
    C. Alan Peppers
    Director and Vice Chairman of the
    Board


By: /s/ Neil A. Springer*               January 2, 2008
    ---------------------------------
    Neil A. Springer
    Director

By: /s/ Farouk D. G. Wang*              January 2, 2008
    ---------------------------------
    Farouk D. G. Wang
    Director

By: /s/ Larry T. Wilson*                January 2, 2008
    ---------------------------------
    Larry T. Wilson
    Director

By: /s/ James W. Zilinski*              January 2, 2008
    ---------------------------------
    James W. Zilinski
    Director

* Signed pursuant to Power of Attorney dated December 7, 2007, filed electronically with the Registration Statement on January 2, 2008.


By: /s/ Steven R. Suleski
    ---------------------------------
    Steven R. Suleski
    Vice President

                                  EXHIBIT INDEX

1.(b)        Certified resolution of the board of directors of CUNA Mutual
             Insurance Society approving the merger between CUNA Mutual
             Insurance Society and CUNA Mutual Life Insurance Company and the name change of the variable account.

3(a)ii       Amended and Restated Distribution Agreement Between CUNA Mutual
             Insurance Society and CUNA Brokerage Services, Inc. for Variable
             Annuity Contracts effective January 1, 2008.

3(b)ii       Amended and Restated Servicing Agreement related to the
             Distribution Agreement between CUNA Mutual Insurance Society and
             CUNA Brokerage Services, Inc. for Variable Annuity Contracts effective January 1, 2008.

4.(a)(iv)    Variable Annuity Contract.

4.(b)(ii)    Fixed Account Endorsement. Form No. 2006-VA Fixed.

4(c)(i)      Loan Account Endorsement.

4.(d)(i)     Additional Income Option Endorsement. Form No. 2004-VAID.

4.(e)(i)     3% Annual Guarantee Death Benefit Rider. Form No. 2004-3AG-RVI.

4.(f)(i)     Earnings Enhanced Death Benefit Rider. Form No. 2004-EE-RVI.

4.(g)(i)     Maximum Anniversary Value Death Benefit Rider. Form No.
             2004-MAV-RVI.

4.(h)(i)     Change of Annuitant Endorsement.

4.(i)(i)     Income Payment Increase Endorsement. Form No. 2004-1PI.

4.(j)(iii)   Guaranteed Minimum Withdrawal Benefit Rider. Form No. 2007-GMWB.

4.(k)(ii)    Guaranteed Minimum Accumulation Benefit Rider. Form No.
             2006-GMAB-RVI.

4.(l)(i)     Spouse Beneficiary Death Benefit Rider. Form No. 2006-SPDB-RVI.

4.(m)(i)     Guaranteed Minimum Withdrawal Benefit Rider with Maximum
             Anniversary Value Death Benefit.

4.(n)(i)     Guaranteed Minimum Withdrawal Benefit Rider with Minimum Guarantee
             Death Benefit.

4.(o)(i)     Purchase Payment Credit Benefit Endorsement. Form No. 2007-PPC.

4.(p)(i)     Spousal Continuation Endorsement. Form No. 2006-SPContinue.

4.(q)(i)     Change of Annuitant Endorsement. Form No. 2006-COA.

4.(r)(i)     Roth IRA Endorsement. Form No. 2006-VARoth.

4.(s)(i)     Flexible Premium Deferred Variable Annuity with Purchase Payment
             Credit Benefit - Data Page, Form DP-2007-VA-PPC.

4.(t)(i)     Flexible Premium Deferred Variable Annuity with Purchase Payment
             Credit Benefit Endorsement.

5.(a)(vi)(i) Variable Annuity Application.

6.(a)(i)     Certificate of Existence.

6.(b)(i)     Amended and Restated Articles of Incorporation.

6.(c)(i)     Amended and Restated Bylaws.

8.(a)(i)     Rule 22c-2 Shareholder Information Agreement between Ultra Series
             Fund and CUNA Mutual Insurance Society effective October 16, 2006.

9.           Opinion and Consent of Counsel.

10.          (i)   Deloitte & Touche LLP Consent.

             (ii)  KPMG Consent.

             (iii) Ernst & Young Consent.

15.          Powers of Attorney.